As filed with the Securities and Exchange Commission on April 18, 2019

Securities Act File No. 333-206730

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 8

TP FLEXIBLE INCOME FUND, INC.

(Exact name of registrant as specified in charter)

 10 East 40th Street, 42nd Floor

 New York, NY 10016

(Address of principal executive offices)

(212) 448-0702

(Registrant’s telephone number, including area code)

Kristin Van Dask

Chief Financial Officer

TP Flexible Income Fund, Inc.

10 East 40th Street, 42nd Floor

New York, NY 10016

(Name and address of agent for service)

WITH A COPY TO:

Steven B. Boehm, Esq.

Cynthia R. Beyea, Esq.

Eversheds Sutherland (US) LLP

700 Sixth St., NW, Suite 700

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.   ☒

It is proposed that this filing will become effective (check appropriate box):

☒  when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	26,246,719.16 Shares	$11.43	$300,000,000	$36,360

(1)	This amount is in addition to the shares of common stock previously registered by the Registrant under the Registration Statement on Form N-2 (File No. 333-174873) initially declared effective on September 4, 2012 (the “Prior Registration Statement”). Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, or the Securities Act, this Registration Statement includes $290 million in shares of common stock previously registered for sale pursuant to the Prior Registration Statement, which are being carried forward to this Registration Statement. Pursuant to Rule 415(a)(6), the offering of unsold shares of common stock under the Prior Registration Statement will be deemed terminated as of the date of effectiveness of this Registration Statement.

(2)	Estimated pursuant to Rule 457(o) under the Securities Act solely for the purpose of determining the registration fee.

(3)	A filing fee of $34,830 was previously paid with respect to the unsold shares of common stock being carried forward to this Registration Statement from the Prior Registration Statement. A fee of $1,162.00 was previously paid upon the initial filing of this Registration Statement on Form N-2.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(c), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 18, 2019

PRELIMINARY PROSPECTUS

Maximum Offering of $300,000,000 of Common Stock

TP Flexible Income Fund, Inc.

TP Flexible Income Fund, Inc. (“we,” “us,” “our,” “FLEX” or the “Company”) is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We expect that at least 70% of our portfolio of investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). We expect that up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of a type of pools of broadly syndicated loans known as collateralized loan obligations (“CLOs”). The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which is often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. Our investment portfolio is expected to consistent primarily of debt securities. Our target credit investments are expected to typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size may vary with the size of our capital base.

On August 10, 2018, we (in our capacity as Triton Pacific Investment Corporation, Inc., which we refer to as TPIC) entered into an agreement and plan of merger with Pathway Capital Opportunity Fund, Inc. (“PWAY”) pursuant to which PWAY merged with and into TPIC and, as the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc.). The agreement and plan of merger was amended and restated effective February 12, 2019. In this prospectus, we refer to the merger of PWAY into TPIC as the “Merger” and the agreement and plan of merger (as amended and restated) between PWAY and us (in our capacity as TPIC) relating to the Merger as the “Merger Agreement.” TPIC’s board of directors and PWAY’s board of directors each approved the Merger and the Merger Agreement. The Merger and the Merger Agreement were also approved by TPIC’s stockholders at their annual meeting of stockholders held on March 15, 2019 (the “2019 Annual Meeting”), and by PWAY’s stockholders at a special meeting of stockholders also held on March 15, 2019. The Merger was completed on March 31, 2019. In connection with the Merger, a total of 775,131.35 shares of our Class A common stock (“Class A Shares”) were issued to the former stockholders of PWAY.

The Merger resulted in significant changes, including the following:

●	New Investment Adviser. Prospect Flexible Income Management, LLC, who we refer to as the Adviser, now serves as our investment adviser. The Adviser is an affiliate of PWAY and the investment professionals of PWAY’s investment adviser have investment discretion at the Adviser.

●	Increased Leverage. Following the Merger, our asset coverage ratio requirement was reduced from 200% to 150%, which allows us to incur double the maximum amount of leverage that was previously permitted. As a result, we are able to borrow substantially more money and take on substantially more debt than we had previously been able to. Leverage may increase the risk of loss to investors and is generally considered a speculative investment technique.

●	Special Repurchase Offer. As a condition to being able to increase our leverage, we will offer to repurchase certain of our outstanding shares. In connection with this special repurchase offer, stockholders should be aware that:

○	Only former stockholders of TPIC as of March 15, 2019, the date of TPIC’s 2019 annual stockholder meeting (the “Eligible Stockholders”), will be allowed to participate in the special repurchase offer, and they may have up to 100% of their shares repurchased. Former stockholders of PWAY and stockholders who purchase shares in this offering will not be able to participate in the special repurchase offer.

○	If a substantial number of the Eligible Stockholders take advantage of this opportunity, it could minimize or eliminate the expected benefits of the Merger and it could:

■	significantly decrease our asset size;

■	require us to sell our investments earlier than the Adviser would have otherwise desired, which may result in selling investments at inopportune times or significantly depressed prices and/or at losses; or

■	cause us to incur additional leverage solely to meet repurchase requests.

●	New Board of Directors. As a result of the Merger, the composition of our board of directors changed and now consists of Craig J. Faggen, TPIC’s former President and Chief Executive Officer, M. Grier Eliasek, PWAY’s former President and Chief Executive Officer, Andrew Cooper, William Gremp and Eugene Stark. Messrs. Cooper, Gremp and Stark are all former independent directors of PWAY.

Prospect Flexible Income Management, LLC serves as our investment adviser. TPIC’s stockholders approved the engagement of the Adviser concurrently with the approval of the Merger and the Merger Agreement. Prospect Administration LLC, an affiliate of the Adviser, serves as our administrator and TFA Associates, LLC serves as our sub-administrator. We have engaged Triton Pacific Securities, LLC to serve as the dealer manager of our offering. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. We have elected and intend to continue to qualify annually to be taxed for U.S. federal income tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended, or the Code.

Through our dealer manager, we will engage in a continuous public offering of shares of our common stock. Currently, we are only offering Class A Shares at a current public offering price of $11.43 per share. Any sales load will be deducted from the public offering price per share. The maximum upfront sales load is 6% of the amount invested for Class A Shares. To the extent our net asset value per share increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Persons who subscribe for shares in this offering must submit subscriptions for a certain dollar amount rather than a number of shares and, as a result, may receive fractional shares of our common stock. The minimum investment in shares of our common stock is $5,000. We have filed post-effective amendments to the registration statement, of which this prospectus is a part, which have been subject to review by the Securities and Exchange Commission, or SEC, to allow us to continue this offering for up to three years from the date of initial effectiveness of the registration statement, subject to a 180-day grace period pursuant to Rule 415 under the Securities Act of 1933, as amended. We have also filed a new registration statement, which is subject to review by the SEC, to allow us to continue this offering for up to three years from the date that such registration statement is declared effective by the SEC. See “About this Prospectus” for additional information. Such post-effective amendments have been, and such new registration statement will be, subject to review by the state regulators in the states in which our offering is registered. As of April 15, 2019, we have sold a total of 1,628,029.48 shares of common stock for gross proceeds of approximately $23,589,514.

An investment in our common stock is highly speculative and involves a high degree of risk, including the risk of a substantial or entire loss of investment. In addition, we and the companies in which we will invest are subject to special risks. See “Risk Factors” beginning on page 42 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage. We intend to continue to issue shares in this offering and, as a result, your ownership in us is subject to dilution. See “Risk Factors—Risks Relating to this Offering and Our Common Stock.”

●	You should not expect to be able to resell your shares.

●	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, if ever, and we do not expect a secondary market in the shares to develop. We define the term “offering period” as the time during which we conduct this offering, as approved and extended by our board of directors. The offering period currently extends to a date that is three years from the effective date of our new registration statement, which we expect to be approximately August 31, 2022. We may, in our discretion, extend the term of the offering indefinitely.

●	We intend to seek to complete a liquidity event (as defined herein) within five to seven years following the completion of our offering period; however, there can be no assurance that we will be able to complete a liquidity event.

●	We have not identified any specific investments that we will make with the proceeds of this offering and you will not have the opportunity to evaluate our future investments prior to purchasing shares of our common stock. As a result, our offering may be considered a “blind pool” offering.

●	There can be no assurance that we will be able to complete a liquidity event within the time frame anticipated by us. Should we not be able to do so within seven years following the completion of this offering, subject to the authority of our independent directors or the rights of the stockholders to postpone liquidation, we may cease to make investments in new portfolio companies and could begin the orderly liquidation of our assets.

●	An investment in our shares is not suitable for all investors, particularly investors who require short or medium term liquidity. See “Suitability Standards” beginning on page ii, “Share Repurchase Program” and “Liquidity Strategy.”

●	We have implemented a share repurchase program, but only a limited number of shares, if any, will be eligible for repurchase. In addition, any such repurchases will be at the net offering price in effect for the applicable class on the date of repurchase, which may be lower than the price you paid for your shares in our offering. The share repurchase program will be available to all our stockholders, including former stockholders of TPIC and PWAY and stockholders who purchased our shares after the Merger. We expect to continue our share repurchase program during the time we are conducting the special repurchase offer discussed above However, our board of directors may amend, suspend or terminate the share repurchase program at any time and there can be no assurance that any shares will be repurchased under the share repurchase program. For more information regarding the limitations in respect of the proposed share repurchase program, see “Share Repurchase Program.”

●	For a significant time after the commencement of our offering, a substantial portion of our distributions, if any, will result from expense waivers from our Adviser, which are subject to repayment by us. In addition, we may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds and borrowings. If we borrow money to fund cash distributions, the costs of such borrowings will be borne by us and, indirectly, by our stockholders. You should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense reimbursements. You should also understand that our future repayments may reduce the distributions that you would otherwise receive.

This prospectus contains important information that a prospective investor should know. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC, as required. This information will be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York 10016 or by telephone at (212) 448-0702 or on our website at www.flexbdc.com before investing in our common stock. The SEC also maintains a website at www.sec.gov that contains such information. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Except as specifically required by the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Maximum Aggregate Price to Public(1)	Maximum Sales Load(2)(3)	Net Proceeds (Before Expenses)(4)
Maximum Offering	$300,000,000	6%	$282,000,000
Per Class A Share	$11.43	6%	$10.74

(1)	Assumes all shares are sold at the current public offering price of $11.43 per Class A Share.

(2)	“Sales Load” includes upfront selling commissions of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering and a dealer manager fee of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering. All or a portion of the upfront selling commissions and dealer manager fees, as applicable, may be paid to selected participating broker-dealers and financial representatives. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.”

(3)	In determining the maximum upfront sales load, we have assumed all shares sold were Class A Shares at the current public offering price of $11.43 per share.

(4)	In addition to the upfront sales load, we estimate that our total organization and offering costs for this offering will be approximately 2% of our total gross proceeds. See “Estimated Use of Proceeds.”

Because you will pay an upfront sales load of up to 6% and offering expenses of up to 2%, if you invest $100 in our Class A Shares and pay the full upfront sales load, approximately $92 will actually be used by us for investments. As a result, based on the current public offering price, you would have to experience a total return on your investment of approximately 9% in order to recover these expenses.

The date of this prospectus is [•], 2019.

Triton Pacific Securities, LLC

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC to register a continuous offering of our shares of common stock. We commenced our continuous public offering of shares through our initial registration statement (File No. 333-174873) that was declared effective by the SEC on September 4, 2012. Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act, requires that a registration statement not be used for more than three years from its effective date, subject to a 180-day grace period. The registration statement of which this prospectus is a part has been filed with the SEC in order to continue our continuous public offering of shares for a period of up to three years from the date of its initial effectiveness, subject to such 180-day grace period, or until all of the shares registered herein are sold. The registration statement of which this prospectus is a part carries forward the unsold shares from our previous registration statement. We have also filed a new registration statement (File No. 333-230251), which, as of the date of this prospectus, is subject to review by the SEC and has not been declared effective. When declared effective by the SEC, this new registration statement will allow us to continue this offering for up to three years from the date of its effectiveness, subject to the 180-day grace period, and will carry forward the unsold shares from the registration statement of which this prospectus is a part.

Periodically, as we make material investments or have other material developments, we will amend or supplement this prospectus to add, update or change the information in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, filing a supplement to the registration statement with the SEC if our net asset value per share increases. In that case, we will sell at a price necessary to ensure that our shares are not sold at a price per share, after deducting selling commissions and dealer manager fees that is below our net asset value per share. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews any amendment until it is declared effective.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we have filed with the SEC includes exhibits that provide more detailed descriptions of certain matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

You should rely only on the information contained in this prospectus. We have not, and our dealer manager has not authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus to reflect material changes only as and when required by law.

We and our dealer manager are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

For information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering, see “Suitability Standards.”

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SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of common shares under this registration statement.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that it may be difficult to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) incremental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards.

Alabama — In addition to the general suitability requirements, investors must have a liquid net worth of at least 10 times their investment in us and our affiliates.

Arizona — The term of this offering shall be effective for a period of one year with the ability to renew for additional periods of one year.

California — Investors who reside in the state of California must have either (i) a liquid net worth of $75,000 and annual gross income of $150,000 or (ii) a liquid net worth of at least $350,000. Additionally, a California investor’s total investment in us may not exceed 10% of his or her net worth.

Idaho — Investors who reside in the state of Idaho must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s total investment shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets which may be convertible to cash within one year.)

Iowa — Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Kansas — The Office of the Kansas Securities Commissioner recommends that you should limit your aggregate investment in our shares and other non-traded business development companies to not more than 10% of your liquid net worth. Liquid net worth is that portion of your total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky — Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $70,000 and annual gross income of $70,000 or (ii) a liquid net worth of $250,000. Additionally, a Kentucky investor’s total investment in us and any business development companies affiliated with is, shall not exceed 10% of his or her liquid net worth. For this purpose, “liquid net worth” is defined as that portion of a person’s total assets (exclusive of home, home furnishings and automobiles) minus total liabilities) that consists of cash, cash equivalents and readily marketable securities.

Maine — The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — In addition to the suitability standards above, the state of Massachusetts requires that each Massachusetts investor will limit his or her investment in our common stock together with investments in other business development companies and direct participation investments to a maximum of 10% of his or her liquid net worth.

Michigan — In addition to the suitability standards above, the state of Michigan requires that each Michigan investor will limit his or her investment in our common stock to a maximum of 10% of his or her net worth.

Nebraska —Nebraska investors must have (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $250,000, or (b) a net worth of at least $350,000; and (ii) Nebraska investors must limit their aggregate investment in this offering and in the securities of other non-publicly traded business development companies (BDCs) to 10% of such investor’s net worth. (Net worth in each case should be determined exclusive of home, home furnishings, and automobiles.) Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing investment concentration limit.

New Jersey — Investors who reside in the state of New Jersey must have either (i) a minimum liquid net worth of at least $100,000 and minimum annual gross income of at least $100,000, or (ii) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. Additionally, a New Jersey investor’s total investment in our shares, the shares of any of our affiliates and other direct participation investments (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) shall not exceed 10% of such investor’s liquid net worth.

New Mexico — In addition to the suitability standards above, the state of New Mexico provides that it shall be unsuitable for a New Mexico investor's aggregate investment in our shares, shares of any of our affiliates, and in other non-traded business development companies to exceed ten percent (10%) of his, her, or its liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

North Dakota — Our shares will only be sold to residents of North Dakota representing that their investment will not exceed 10% of his or her net worth and that they meet one of the established suitability standards.

Ohio — In addition to the suitability standards above, the state of Ohio provides that it shall be unsuitable for an Ohio investor's aggregate investment in our shares, shares of any of our affiliates, and in other non-traded business development companies to exceed ten percent (10%) of his, her, or its liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — Investors who reside in the state of Oklahoma must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile, irrespective of gross annual income. In addition, Oklahoma residents’ total investment in our shares must not exceed 10% of their liquid net worth, exclusive of home, home furnishings and automobile.

Oregon — In addition to the suitability standards above, the state of Oregon requires that each Oregon investor will limit his or her investment in our common stock to a maximum of 10% of his or her net worth.

Tennessee — In addition to the general suitability standards above, Tennessee investors may not invest more than ten percent (10%) of their liquid net worth (exclusive of home, home furnishings, and automobiles) in this offering.

Texas — Investors who reside in the state of Texas must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile, irrespective of gross annual income. In addition, a Texas resident’s total investment in our shares must not exceed 10% of their net worth.

Vermont – Accredited investors in Vermont, as defined i n 17 C.F.R. § 230.50 1, may invest freely in this offering. In addition to the suitability standards described above, non-accredited investors in Vermont may not purchase an amount i n this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishing or automobiles) minus total liabilities.

The minimum purchase amount is $5,000 in shares of our common stock. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our stock or by the beneficiary of the account.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our stock, our investment objectives and the relative illiquidity of our stock, shares of our stock are an appropriate investment for those of you who become stockholders. We, in conjunction with our Adviser and those selling shares on our behalf, will make every reasonable effort to determine that the purchase of shares of our stock is a suitable and appropriate investment for each stockholder’s financial situation and investment objectives based on information provided by the stockholder in the subscription agreement. As such, it is essential that all the information provided by the stockholder is complete and accurate in order for us, the Adviser and those selling shares on our behalf, to make such a determination. We, along with each participating broker-dealer, are required to maintain for six years records of the information used to determine that an investment in shares of our stock is suitable and appropriate for a stockholder.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” the “Company” and ”FLEX” refer to TP Flexible Income Fund, Inc., a Maryland corporation. Certain other entities having a role in our offering or in our management are referred to as follows and are further described in this prospectus:

●	“Adviser” or “Investment Adviser” refers to Prospect Flexible Income Management, LLC, a Delaware limited liability company and our investment adviser.

●	“Dealer Manager” refers to Triton Pacific Securities, LLC, a Delaware limited liability company and the dealer manager for this offering.

●	“Administrator” or “Prospect Administration” refers to Prospect Administration LLC, a Delaware limited liability company and our administrator.

●	“TFA” refers to TFA Associates, LLC, a Delaware limited liability company and our sub-administrator.

●	“Prospect Capital Management” refers to Prospect Capital Management L.P., a Delaware limited partnership and a private equity investment management firm.

Also, the terms “Company Act” and “Advisers Act” refer to the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, respectively, and the term “Code” refers to the Internal Revenue Code of 1986, as amended.

Who We Are

We were formed as a Maryland corporation on April 29, 2011. We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company, or BDC, under the Company Act. We are therefore required to comply with certain regulatory requirements. We have elected to be taxed for U.S. federal income tax purposes, and intend to qualify annually as a regulated investment company, or RIC, under Subchapter M of the Code. Our Adviser is registered as an investment adviser with the Securities and Exchange Commission, or SEC, under the Advisers Act. Our Adviser manages our portfolio and makes all investment decisions for us, subject to supervision by our board of directors. On June 25, 2014, we satisfied our minimum offering requirement of selling at least $2.5 million in common stock and on October 1, 2014, we commenced our investment operations.

On August 10, 2018, we (in our capacity as Triton Pacific Investment Corporation, Inc., which we refer to as TPIC) entered into an agreement and plan of merger with Pathway Capital Opportunity Fund, Inc. (“PWAY”) pursuant to which PWAY merged with and into TPIC and, as the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc.). The agreement and plan of merger was amended and restated effective February 12, 2019. In this prospectus, we refer to the merger of PWAY into TPIC as the “Merger” and the agreement and plan of merger (as amended and restated) between PWAY and us (in our capacity as TPIC) relating to the Merger as the “Merger Agreement.” TPIC’s board of directors and PWAY’s board of directors each approved the Merger and the Merger Agreement. The Merger and the Merger Agreement were also approved by TPIC’s stockholders at their annual meeting of stockholders held on March 15, 2019 (the “2019 Annual Meeting”), and by PWAY’s stockholders at a special meeting of stockholders held on March 15, 2019. The Merger was completed on March 31, 2019. In connection with the Merger, a total of 775,131,36 shares of our Class A common stock (“Class A Shares”) were issued to the former stockholders of PWAY.

Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). Our target credit investments are expected to typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size may vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments.

We expect to make our investments directly through the primary issuance by the borrower or in the secondary market. We expect that at least 70% of our portfolio of investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, and up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs. The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which is often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. Our investment portfolio is expected to consistent primarily of debt securities.

We intend to seek to engage in a “liquidity event,” within five to seven years following the completion of our offering period, whereby we will seek to provide liquidity to our investors, such as (i) a listing of our shares on a national securities exchange, (ii) the sale of all or substantially all of our assets followed by a liquidation, or (iii) a merger or other transaction approved by our board of directors in which our stockholders will receive cash or shares of another company. However, there can be no assurance that we will be able to complete a liquidity event within such time frame. We define the term “offering period” as the time during which we conduct this offering, as approved and extended by our board of directors. The offering period currently extends to a date that is three years from the effective date of our new registration statement, which we expect to be approximately August 31, 2022. We may, in our discretion, extend the term of the offering indefinitely.

Accounting Survivor

Although PWAY merged into TPIC in connection with the Merger, PWAY is considered the accounting survivor of the Merger and its historical financial statements are included and discussed in this prospectus and will be included in the reports that we file with the Securities and Exchange Commission (the “SEC”).

Status of Our Ongoing Public Offering

On September 4, 2012, our prior registration statement was declared effective by the SEC. Below is a summary of transactions with respect to shares of our common stock during the years ended December 31, 2018, 2017, and 2016:

	Year Ended December 31,
	2018		2017		2016
	Shares	Amount	Shares	Amount	Shares	Amount
Gross proceeds from Offering	158,266.54	$2,080,405	440,963.13	$6,385,593	444,847.84	$6,683,706
Reinvestment of Distributions	29,466.05	346,702	22,461.05	291,697	15,548.74	215,591
Commissions and Dealer Manager Fees		(199,991)		(606,188)		(581,515)
Net Proceeds to Company from Share Transactions	187,732.59	$2,227,116	463,424.18	$6,071,102	460,396.58	$6,317,782

During the years ended December 31, 2018, 2017 and 2016, the Company sold 158,266.54, 440,963.13, and 444,847.84 shares of common stock, respectively, for gross proceeds of approximately $2,080,405, $6,385,593, and $6,683,706, at an average price per share of $13.14, $14.48, and $15.02, respectively.

Selling commissions and dealer manager fees include selling commissions of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering and a dealer manager fee of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering.  All or a portion of the selling commissions and dealer manager fees, as applicable, may be paid to selected participating broker-dealers and financial representatives. Such selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See “Compensation of Our Dealer Manager and Investment Adviser” and “Plan of Distribution” for additional information.

About Our Adviser

Prior to the Merger, Triton Pacific Adviser, LLC served as our investment adviser (the “Former Adviser”). Following the Merger, Prospect Flexible Income Management, LLC serves as our investment adviser. Our Adviser is registered as an investment adviser under the Advisers Act and provides services to us pursuant to the terms of an investment advisory agreement between us and our Adviser, or the Investment Advisory Agreement. Our Adviser’s investment activities are led by a team of investment professionals from the investment and operations team of Prospect Capital Management. Our Adviser’s investment professionals have significant experience and an extensive track record of investing in companies, managing high-yielding debt and equity investments in infrastructure companies and have developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. Such parties also have extensive knowledge of the managerial, operational and regulatory requirements of publicly traded investment companies. Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal and administrative personnel of Prospect Capital Management and Prospect Administration and may retain additional personnel as our activities expand. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team.

M. Grier Eliasek, the current President and Chief Operating Officer of our Adviser, also serves as our Chairman, Chief Executive Officer and President. Mr. Eliasek has substantial investment and portfolio management experience. Mr. Eliasek served as the Chairman, Chief Executive Officer and President of PWAY until its merger with us and is the current President, Co-Founder and Chief Operating Officer of Prospect Capital Corporation, a BDC that is listed for trading on the Nasdaq Stock Market that had total assets of approximately $6.0 billion as of December 31, 2018 and aggregate investments under management, at fair value, of approximately $6.12 billion (including undrawn credit facilities) as of December 31, 2018. Mr. Eliasek is also the current Chief Executive Officer and President of Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, including via CLO debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated.

Our board of directors includes a majority of independent directors and oversees and monitors the activities of our Adviser as well as our investment portfolio and performance, and annually reviews the compensation paid to our Adviser. See “—Investment Advisory Agreement” below. In addition to managing our portfolio, our Adviser provides on our behalf managerial assistance to those of our portfolio companies to which we are required to provide such assistance. We have the right to terminate the Investment Advisory Agreement upon 60 days’ written notice to our Adviser, and our Adviser has the right to terminate the Investment Advisory Agreement upon 120 days’ written notice to us.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding whether to invest in shares of our common stock. The following are some of the risks an investment in us involves:

●	As a condition to permitting increased leverage by changing our asset coverage ratio requirement from 200% to 150%, we are required to conduct four special repurchase offers that, taken together, will allow all of the former stockholders of TPIC who were stockholders as of March 15, 2019, the date of the 2019 Annual Meeting (the “Eligible Stockholders”), to have those shares that such Eligible Stockholders held as of such date of the 2019 Annual Meeting to be repurchased by us. If a substantial number of Eligible Stockholders elect to participate in the special repurchase offers, our assets could be significantly depleted. In addition, payment for repurchasing shares may require us to liquidate our portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated. In that case, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses. We may also be required to borrow money in order to fund our obligation to purchase shares in connection with the special repurchase offers, and these borrowings would be used solely to repurchase the shares of the Eligible Stockholders and not to enhance our overall performance. If we borrow money to fund our obligation to purchase shares, the costs of this borrowing will be borne by us and, indirectly, by our stockholders.

●	We do not intend to list our shares on any securities exchange during this offering and for a substantial period thereafter and we do not expect a public market for our shares to develop in the foreseeable future, if ever. Therefore, you should not expect to be able to sell your shares. No stockholder will have the right to require us to repurchase any of his or her shares.

●	The amount of distributions, if any, we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we make may represent a return of capital to you and reduce the amount of capital available to us for any investments. Any capital returned to you through distributions will be distributed after payment of fees and expenses. Moreover, a return of capital will generally not be taxable but will reduce each stockholder’s cost basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when such common stock is sold.

●	We have qualified and intend to annually qualify as a RIC for U.S. federal income tax purposes, but may fail to do so. Such failure would subject us to U.S. federal income tax on all of our income, which would have a material adverse effect on our financial performance.

●	As a result of the annual distribution requirement to qualify as a RIC, in order to fund new investments we will likely need to continually raise cash or make borrowings. At times, these sources of funding may not be available to us on acceptable terms, if at all.

●	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative effect on our investments.

●	Because our portfolio companies will typically not be publicly-traded, a significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of directors. As a result, there could be uncertainty as to the actual market value of our portfolio investments.

●	Investing in small and mid-sized private companies involves a number of significant risks related to their size, limited experience, limited financial resources, and greater dependence on the management talents and efforts of a smaller group of persons, and less predictable operating results. Such risks may lead to increased risk of loss of private equity investments and greater risk of default on debt investments. In addition, evaluating such companies for investment may be more difficult due to the lack of publicly available information and often to accounting policies that are less sophisticated than those used by larger companies.

●	We may make debt investments or finance transactions with debt instruments which may issue warrants attached to such debt instruments or make payments in kind, or PIK, interest payments that are capitalized for some portion or over the life of the loan. PIK loans generally represent a significantly higher credit risk than coupon loans. PIK loans have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral.

●	CLOs typically will have no significant assets other than their underlying senior secured loans; payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.

●	Our CLO investments will be exposed to leveraged credit risks.

●	There is the potential for interruption and deferral of cash flow from CLO investments.

●	The payment of underlying portfolio manager fees and other charges on CLO investments could adversely impact our return on our CLO investments.

●	The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us.

●	Our CLO investments are subject to prepayments and calls, increasing re-investment risk.

●	We will have limited control of the administration and amendment of senior secured loans owned by the CLOs in which it invests.

●	We have limited control of the administration and amendment of any CLO in which we invest.

●	Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on our payment obligations or fails to perform as we expect.

●	Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.

●	We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.

●	The application of the risk retention rules under Section 941 of the Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.

●	We have not identified specific investments that we will make with the proceeds of this offering. Therefore, at the time of your investment, you will not have opportunity to evaluate our future investments prior to purchasing shares of our common stock.

●	Significant delays may occur in the deployment of the capital raised from this offering. These delays can be caused by a number of factors, including market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution. Any delays in the deployment of capital may make it more difficult for us to achieve our investment objectives and our returns may be adversely affected.

●	There is a highly competitive market for attractive investment opportunities. If we, through our Adviser, are unable to find suitable investments in a timely manner, we may not be able to obtain our objectives or pay distributions.

●	We intend to invest primarily in syndicated senior secured first lien loans, syndicated senior secured second lien loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies. Investments in such companies have particular risks. Equity investments are the least secured investments within a company’s capital structure and, accordingly, pose a risk of loss of the entire investment. For our senior secured first lien and senior secured second lien debt investments, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company, all of which may lead to the impairment or loss of principal.

●	An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies, an illiquid market which may affect our ability to exit investments, and more limited access to capital, which could add financial stress to such companies.

●	As a non-diversified fund, we may focus our investments in companies in a particular industry or industries, which could magnify the impact of any adverse events on our operating results due to such industry or industries.

●	We may borrow funds to make investments. As a result, we would be exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our shares. Moreover, any assets we may acquire with leverage will be subject to base management fees payable to our Adviser and, accordingly, such fees will be higher than if we did not use leverage, whether or not the leveraged investments are ultimately successful.

●	We may issue preferred stock with rights and preferences that would adversely affect the holders of common stock, including preferences as to cash distributions and preferences upon the liquidation or dissolution of the Company. In addition, preferred stock will subject us to additional legal requirements under the Company Act. We currently do not intend to issue any preferred stock during the first year following the date of this prospectus.

●	Market conditions could have an adverse effect on the capital markets and reduce the availability of equity and debt capital for the market as a whole and financial firms in particular. These conditions would make it more difficult for us to achieve our investment objectives.

●	We may pursue growth through acquisitions of other BDCs or registered investment companies, acquisitions of critical business partners or other strategic initiatives. Attempts to expand our business involve a number of special risks, including some or all of the following: (1) the required investment of capital and other resources, (2) the assumption of liabilities in any acquired business, (3) the disruption of our ongoing business and (4) increasing demands on our operational and management systems and controls.

●	If we are unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.

●	Our Adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, the Adviser may be incentivized to enter into investments that are riskier or more speculative than would otherwise be the case for the potential for greater incentive based fees under the Investment Advisory Agreement.

●	This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets underperform.

●	Our Adviser and its affiliates face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner but which may result in actions that are not in your best interests.

●	We established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

●	The purchase price at which you purchase shares will be determined at each closing date. As a result, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price.

●	Our portfolio investments, especially until we raise significant capital from this offering, may consist of a limited number of investments, which would magnify the effect of any losses suffered in a few of these investments.

●	One of our potential exit strategies is to list our shares for trading on a national exchange, although there can be no assurance that we ever list our shares on a national exchange. Shares of publicly-traded, closed-end investment companies frequently trade at a discount to their net asset value per share. In such case, we would not be able to predict whether our common stock would trade above, at or below net asset value per share. This risk is separate and distinct from the risk that our net asset value per share may decline.

Prospective investors should realize, that factors other than those set forth in this prospectus may ultimately affect the investment offered pursuant to this prospectus in a manner and to a degree which cannot be foreseen at this time.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the senior secured first lien loan and senior secured second lien loan asset classes, as well as investments in debt and equity securities of middle market companies.

Opportunity in Middle Market Private Companies

We believe the middle market lending environment provides opportunities for us to meet our objective of making investments that generate attractive risk-adjusted returns as a result of a combination of the following factors:

Large Addressable Market. According to Thomson Reuters LPC, institutional leveraged loan issuance (senior secured loans and second lien secured loans) reached a record high in 2017 at approximately $919 billion. We believe that there exists a large number of prospective lending opportunities for lenders, which should allow us to generate substantial investment opportunities and build an attractive portfolio of investments.

Strong Demand for Debt Capital. We expect that private equity firms will continue to be active investors in middle market companies. These private equity funds generally seek to leverage their investments by combining their capital with loans provided by other sources, and we believe that our investment strategy positions us well to invest alongside such private equity investors. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $954 billion as of September 2017, will continue to drive deal activity.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to larger companies. In addition, as compared to larger companies, middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions.

Attractive Deal Structure and Terms

We believe senior secured debt provides strong defensive characteristics. Because this debt has priority in payment among an issuer’s security holders (i.e., holders are due to receive payment before junior creditors and equityholders), they carry less potential risk than other investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. They generally also carry restrictive covenants aimed at ensuring repayment before junior creditors, such as most types of unsecured bondholders, and other security holders and preserving collateral to protect against credit deterioration.

The chart below illustrates examples of the collateral used to secure senior secured first lien debt and senior secured second lien debt.

Investments in Floating Rate Debt

A large portion of the investments we expect to make in middle market companies are expected to be in the form of floating rate debt instruments. These floating rate debt instruments are expected to be below investment grade rated (which are often referred to as “high yield” or “junk”). Floating rate loans have a base rate that adjusts periodically plus a spread over the base rate. The base rate is typically the three-month London Interbank Offered Rate (“LIBOR”), and resets every 30-90 days. As LIBOR increases, the income stream from these floating rate instruments will also increase. Syndicated floating rate debt offers certain benefits:

Adjustable coupon payment. Floating rate loans are structured so that interest rates reset on a predetermined schedule. As a result, when interest rates rise, coupon payments increase, and vice versa, with little lag time (typically 90 days or less). This feature greatly reduces the interest rate risk, or duration risk, inherent in high yield bonds, as the value of high yields bonds may decline in an increasing interest rate environment because their interest rates do not reset. For example, as short-term rates rise, the value of a high yield bond typically will decline while the value of a floating rate loan typically will remain stable because its interest rate will reset.

Priority in event of default. In the event of a default, floating rate loans typically have a higher position in a company’s capital structure, have first claim to assets and greater covenant protection than high yield bonds. As a result, floating rate loans have generally recovered a greater percentage of value than high yield bonds. Also, the default rate for floating rate loans has historically been lower than defaults of high yield bonds.

Reduced volatility. The return of floating rate loans has historically had a low correlation to most asset classes and a negative correlation with some asset classes. Therefore, adding floating rate loans to a portfolio should reduce volatility and risk.

Investment Objectives and Strategy

Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Our target credit investments are expected to typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size may vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to make our investments directly through the primary issuance by the borrower or in the secondary market.

As part of our investment objective to generate current income, we expect that at least 70% of our portfolio of investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, and up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs. The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which is often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. Our investment portfolio is expected to consistent primarily of debt securities.

When identifying prospective portfolio companies, we expect to focus primarily on the attributes set forth below, which we believe should help us generate attractive total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we chooses to invest. These attributes are:

●	Defensible market positions. We seek to invest in companies that have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

●	Proven management teams. We expect to focus on companies that have experienced management teams with an established track record of success.

●	Allocation among various issuers and industries. We seek to allocate our portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate adverse impact on the value of our portfolio.

●	Viable exit strategy. We will attempt to invest a majority of our assets in securities that may be sold in a privately negotiated over-the-counter market or public market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For investments that are not able to be sold within this market, we intend to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

●	Investing in stable companies with positive cash flow. We seek to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest to any significant degree in start-up companies, turnaround situations or companies with speculative business plans.

●	Private equity sponsorship. Often, we will seek to participate in transactions sponsored by what we believe to be sophisticated and seasoned private equity firms. Our Adviser’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an endorsement of the quality of the investment. Further, by co-investing with such experienced private equity firms which commit significant sums of equity capital ranking junior in priority of payment to our debt investments, we may benefit from the due diligence review performed by the private equity firm, in addition to our own due diligence review. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise, which could provide additional protections for our investments.

We will be subject to certain regulatory restrictions in making our investments. The parent company of our Adviser received an exemptive order from the SEC (the “Order”) granting the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed by our Adviser or certain affiliates, including us, Prospect Capital Corporation and Priority Income Fund, Inc., subject to certain conditions included therein. Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Additional Relationships and Related Party Transactions—Allocation of Investments.” These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. We intend to make all of our investments in compliance with the Company Act and in a manner that will not jeopardize our status as a BDC or RIC.

Our portfolio is expected to be comprised primarily of investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt of private middle market U.S. companies. In addition, a portion of our portfolio may be comprised of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs. Our Adviser will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy, but less secure in weak economic environments. Below is a diagram illustrating where these investments lie in a typical portfolio company’s capital structure. Senior secured first lien debt is situated at the top of the capital structure and typically has the first claim on the assets and cash flows of the company, followed by senior secured second lien debt, subordinated debt, preferred equity and, finally, common equity. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We will rely on our Adviser’s experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram

As a BDC, we are permitted under the Company Act to borrow funds to finance portfolio investments. To enhance our opportunity for gain, we intend to employ leverage as market conditions permit. At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. As a result, we are allowed to increase our leverage capacity. The use of leverage, although it may increase returns, may also increase the risk of loss to our investors, particularly if the level of our leverage is high and the value of our investments declines. For a discussion of the risks of leverage, see “Risk Factors – Risks Relating to Our Business and Structure.”

As a result of such approval by TPIC’s stockholders at the 2019 Annual Meeting, we will commence four repurchase offers, which we refer to as the special repurchase offer, to allow all of the Eligible Stockholders (former stockholders of TPIC as of March 15, 2019, the date of TPIC’s 2019 Annual Meeting) to tender to us up to 100% of their shares that were held as of that date, as required by the Company Act and the Small Business Credit Availability Act (the “SBCA”). Shares held by the former stockholders of PWAY and shares purchased or acquired after that date are not eligible for repurchase under the special repurchase offer. The special repurchase offer is separate and apart from our share repurchase program. See “—Special Repurchase Offer.”

Investment Process

The investment professionals employed by our Adviser have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Our Transaction Process

Sourcing

In order to source transactions, our Adviser will generate investment opportunities through syndicate and club deals and, subject to regulatory constraints, through the proprietary origination channels of the investment team at our Adviser and its affiliates. With respect to syndicate and club deals, the investment professionals of our Adviser have built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to our Adviser’s proprietary origination channel, our Adviser will seek to leverage the relationships with private equity sponsors and financial intermediaries. We believe that the broad networks of our Adviser and its affiliates will produce a significant pipeline of investment opportunities for us.

Evaluation

Initial review. In its initial review of an investment opportunity, our Adviser’s professionals will examine information furnished by the target company and external sources, such as rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by our Adviser, within the context of proper portfolio diversification, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis will be conducted and continuously maintained by a dedicated research analyst, the results of which are available for the investment team to review. In the case of a primary or secondary transaction, our Adviser will conduct detailed due diligence investigations as necessary.

Credit analysis/due diligence. Before undertaking an investment, the transaction team expects to conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

●	a full operational analysis to identify the key risks and opportunities of the company’s business, including a detailed review of historical and projected financial results;
●	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;
●	on-site visits, if deemed necessary;
●	background checks to further evaluate management and other key personnel;
●	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;
●	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and
●	a review of management’s experience and track record.

Execution

Recommendation. The professionals of our Adviser will recommend investment opportunities for its approval. Our Adviser seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its investment process, which includes (i) the pre-review of each opportunity by one of its investment professionals to assess the general quality, value and fit relative to our portfolio and (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments.

Approval. After completing its internal transaction process, our Adviser will make formal recommendations for review and approval by our Adviser’s investment committee. In connection with its recommendation, it will transmit any relevant underwriting material and other information pertinent to the decision-making process. The consummation of a transaction will require unanimous approval of the members of our Adviser’s investment committee.

Post-Investment Monitoring

Portfolio Monitoring. Our Adviser intends to monitor our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, our Adviser expects to work closely with, as applicable, the lead equity sponsor, loan syndicator or agent bank, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.

Typically, our Adviser will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. Our Adviser intends to use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research, and/or other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.

Valuation Process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available will be recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors will determine the fair value of such investments in good faith, utilizing the input of our valuation committee, our Adviser and any other professionals or materials that our board of directors deems worthy and relevant, including independent third-party pricing services and independent third-party valuation services, if applicable.

Managerial Assistance. As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, our Adviser will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than our Adviser, will retain any fees paid for such assistance.

Exit

We will attempt to invest in securities that may be sold in the privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we will focus primarily in investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization.

Post-Merger Business Growth

We may grow our business and attempt to increase assets under management by pursuing growth through acquisitions of other BDCs or registered investment companies, acquisitions of critical business partners or other strategic initiatives. We intend to pursue acquisitions of other businesses or financial products complementary to our business when we believe such acquisitions can add substantial value or generate substantial returns. Over the past several years, we have been in contact with various potential merger partners and have recently had some conversations with other funds about possible merger transactions involving us. However, to date, we have not entered into any commitments relating to any acquisitions or other strategic transactions (other than the Merger) and there can be no assurance that any such complimentary business opportunities will be identified or that any such acquisitions will be completed.

Administration

We have entered into an administration agreement with our Administrator (the “Administration Agreement”) pursuant to which our Administrator performs certain administrative functions on our behalf.

We compensate our Administrator by payment of service fees approved by our independent directors which will reimburse the Administrator for our allocable portion of its overhead and other expenses incurred in performing its obligations under the Administration Agreement, including rent and our allocable portion of the cost of our chief executive officer, chief compliance officer and chief financial officer and their respective staffs. See “Administrative Services.”

Plan of Distribution

This is a continuous offering of our Class A Shares as permitted by the federal securities laws. We have filed post-effective amendments to the registration statement of which this prospectus is a part, that were subject to SEC review, to allow us to continue this offering for up to three years from the date of initial effectiveness of the registration statement, subject to a 180-day grace period pursuant to Rule 415 under the Securities Act of 1933, as amended. We have also filed a new registration statement, which is subject to review by the SEC, to allow us to continue this offering for up to three years from the date that such registration statement is declared effective by the SEC. See “About this Prospectus” for additional information. This offering must also be registered in every state in which we offer or sell shares. Generally, such state registrations are valid for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. Our Dealer Manager is Triton Pacific Securities, LLC, which is a member of FINRA, and the Securities Investor Protection Corporation, or SIPC. Triton Pacific Securities, LLC is an affiliated entity of our former investment adviser and is partially owned by one of our directors, Craig Faggen.

The Dealer Manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. We are currently selling our Class A Shares on a continuous basis at a price of $11.43 per share. There can be no assurance that the SEC will issue an order permitting such relief. To the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. The minimum permitted purchase is $5,000. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will appropriately publish the updated information.

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 for Class A Shares and pay such amount at the time of subscription. You should make your check payable to “TP Flexible Income Fund, Inc.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your shares, proceeds will be held by us without the payment of interest. See “How to Subscribe.”

Compensation of the Dealer Manager and Selected Broker-Dealers

Except as otherwise described in this prospectus, for our Class A Shares, the Dealer Manager will receive a sales load made up of selling commissions of up to 3.0% of the gross proceeds of Class A Shares sold in the offering and a dealer manager fee of up to 3.0% of the gross offering proceeds. All or a portion of the upfront selling commissions and dealer manager fees, as applicable, may be paid to selected broker-dealers and financial representatives. In addition, the upfront sales load, may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The Dealer Manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares.

FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources will not exceed 10% of the gross offering proceeds from the sale of shares in this offering.

Administrator

Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities, equipment, clerical, bookkeeping and record keeping services. Our Administrator performs, assists us in performing or oversees the performance of our required administrative services, which include, among other things, maintaining required financial records, preparing, printing and disseminating reports to our stockholders, assisting us in publishing our net asset value per share, overseeing the preparation and filing of our tax returns, and, generally, overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. At the time of this offering, we have contracted with Phoenix American Financial Services, LLC, or Phoenix, to act as our transfer agent, plan administrator, distribution paying agent and registrar. We have also engaged Bank of New York Mellon and affiliated entities to act as our custodian. TPIC’s Board of Directors, including all of its independent directors, approved the Administration Agreement at a special meeting held on August 3, 2018.

Suitability Standards

The shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. As a result, we have established suitability standards in accordance with policies of the North American Securities Administrators Association, Inc., also known as NASAA, which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on the investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the investor’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment. For additional information, including special suitability standards for residents of certain specific states, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described above, and in greater detail below, may purchase shares of our common stock and should proceed as follows:

●	Read this entire prospectus and all of its accompanying appendices and supplements.

●	Complete an execution copy of the subscription agreement in full, including residence address and taxpayer identification or social security number. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

●	Deliver a check or send a wire for the desired investment amount, to which we will ascribe the proper number of shares of our common stock (depending on the then current price of the shares), along with the completed subscription agreement, to the participating broker-dealer or directly to the address below. You should make your check payable to “TP Flexible Income Fund, Inc.” After you have satisfied the minimum purchase requirement, additional purchases may be made, but must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

●	By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor will attest that he or she meets the suitability standards stated in the subscription agreement and agrees to be bound by all of its terms.

Questions may be directed to:

Triton Pacific Securities, LLC

34232 Pacific Coast Highway, Suite B

Dana Point, CA 92629

Phone: (949) 429-8500

Fax: (844) 943-4995

E-mail: investors@tritonpacificinvestments.com

Checks should be made payable to:

TP Flexible Income Fund, Inc.

Subscriptions should be directed to:

TP Flexible Income Fund, Inc.

c/o Phoenix American Financial Services, Inc.

2401 Kerner Blvd.

San Rafael, CA 94901

Subscription monies should be wired to:

Bank of the West
ABA Routing: 121100782
Account: 046489662
Petaluma, CA

Beneficiary: Phoenix American Financial Services, Inc., as Trustee for TP Flexible Income Fund, Inc.

We accept subscriptions and admit new stockholders on a weekly basis, but we may hold closings on more frequent basis, or on a monthly basis, in our discretion. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without interest and without deduction for any expenses within ten business days from the date of rejection. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus.

If an IRA, Keogh plan or 401(k) plan is investing, its trustee must process, sign and forward to us the subscription agreement. We will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

The following table sets forth our estimate of how we intend to use the gross proceeds of this offering. Information is provided assuming that we sell the maximum $300,000,000 of shares registered in this offering. The amount of our net proceeds may be more or less than the amounts set forth in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in the offering. As of April 15, we have sold a total of 1,628,029.48 shares of common stock, including 82,246.63 shares issued pursuant to our distribution reinvestment plan, for gross proceeds of approximately $23,589,514.

We intend to use substantially all of the proceeds from this offering, net of expenses and distributions, to lend to and invest in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion in accordance with our investment objectives and using the strategies described in this prospectus. In addition, we may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. The remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. However, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to our stockholders. We will have significant ability in the use of the proceeds of this offering and we may use them in ways with which investors may not agree or for purposes other than those contemplated.

There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries. Further, it may take several months to fully invest the initial proceeds we receive in connection with this offering, depending on the availability of investment opportunities that are consistent with our investment objectives and strategies, the time needed to investigate, negotiate, and execute the investments that we select and due to the fact that it will be difficult to commit to investments prior to the receipt of such proceeds. Pending such use, we will invest the net proceeds primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. To the extent that there are significant delays in the deployment of the capital raised from this offering (whether due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution or otherwise), it will be more difficult to achieve our investment objectives and our returns may be adversely affected.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the sales load may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Sale of $150,000,000 of Class A Shares		Sale of $300,000,000 of Class A Shares
	Amount	%	Amount	%
Gross Proceeds	$150,000,000	100.00%	$300,000,000	100.00%
Less:
Sales Load	$9,000,000	6.00%	$18,000,000	6.00%
Offering Expenses	$3,000,000	2.00%	$6,000,000	2.00%
Operating expenses and working capital	$750,000	0.50%	$1,500,000	0.50%
Net Proceeds/Amount Available for Investments and Distribution Payments to Investors[1]	$137,250,000	91.50%	$274,500,000	91.50%

Special Repurchase Offer

At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. Because our securities are not listed on a national securities exchange, pursuant to the requirements of the SBCA we will commence four repurchase offers, which we refer to as the special repurchase offer, in accordance with the requirements of Section 61(a)(2)(D)(ii) of the Company Act, to allow all of the Eligible Stockholders to tender to us up to 100% of their shares that were held as of that date. Eligible Stockholders include only former stockholders of TPIC as of March 15, 2019, the date of the 2019 Annual Meeting. Former stockholders of PWAY and stockholders who purchased or acquired their shares after that date are not eligible for repurchase under the special repurchase offer. This special repurchase offer is separate and apart from our share repurchase program discussed below.

The special repurchase offer will consist of four quarterly tender offers, with the first occurring in the second fiscal quarter of 2019 and the remainder occurring in each of the following three fiscal quarters.  Each of the four tender offers that is part of the special repurchase offer will allow the Eligible Stockholders to tender for repurchase up to 25% of their shares held as of the date of the 2019 Annual Meeting.  The repurchase price for any shares tendered during the special repurchase offer will be equal to the NAV per share of our common stock as of the date of each repurchase.

In connection with each tender offer that is part of the special repurchase offer, we plan to provide notice to all Eligible Stockholders describing the terms of the special repurchase offer and other information such Eligible Stockholders should consider in deciding whether to tender their shares to us in the special repurchase offer. These documents will also be made available on our website at www.flexbdc.com. Each Eligible Stockholder will have not less than 20 business days from the date of that notice to elect to tender their shares back to us.

We will pay for the eligible shares that are tendered in each special repurchase offer promptly following the end of the applicable special repurchase offer in accordance with the Company Act. At the discretion of our board of directors, we may use cash on hand, cash available from borrowings, cash available from the issuance of new shares of our common stock and cash from the sale of our investments to fund the aggregate purchase price payable as a result of any special repurchase offer.

1 The North American Securities Administrators Association, or NASAA, Omnibus Guidelines require that organizational and offering expenses plus any type of acquisition fees, acquisition commissions or acquisition expenses be limited, in the aggregate, to 18% of the proceeds and that at least 82% of proceeds be invested in portfolio investments.

There are a number of risks to us associated with this special repurchase offer, including the following:

●	If a substantial number of Eligible Stockholders elect to participate in the special repurchase offers, our assets could be significantly depleted. In addition, payment for repurchasing shares may require us to liquidate our portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated. In that case, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

●	We may be required to borrow money in order to fund our obligation to purchase shares in connection with the special repurchase offers, and these borrowings would be used solely to repurchase the shares of certain of our stockholders and not to enhance the overall performance of the fund.

●	If a large number of Eligible Stockholders participate in the special repurchase offers, our remaining stockholders would own a larger percentage of us but with a diminished asset base as compared to prior to conducting the special repurchase offers.

Share Repurchase Program

As a result of PWAY being the accounting survivor of the Merger, the share repurchase programs of FLEX (in the capacity as TPIC) and PWAY are discussed below.

General

We commenced our share repurchase program in the second quarter of 2016. Under this program, on a quarterly basis we intend to offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We anticipate making periodic repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, or the Exchange Act, and the Company Act. In months in which we repurchase shares, we intend to conduct repurchases on the same date that we hold our closings for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials sent to each stockholder and is not being made in this prospectus. We expect to continue our share repurchase program during the time we are conducting the special repurchase offer discussed above.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of additional shares under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares. We do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. We further anticipate that we will offer to repurchase such shares at the net offering price in effect for the applicable class as of the date of repurchase.

Our board of directors is not required to continue the share repurchase program and may amend, suspend or terminate the share repurchase program upon 30 days’ notice. In deciding whether to make repurchase offers, our board of directors will consider the requests it has received from stockholders. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we may repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you submit for repurchase. If we do not repurchase the full amount of your shares submitted for repurchase or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the Company Act.

We intend to conduct our share repurchase program in compliance with criteria set forth in the December 19, 2013 SEC order granting class relief from Regulation M under the Exchange Act, in connection with our share repurchase program. See “Share Repurchase Program.”

FLEX (TPIC) Share Repurchase Program – Pre-Merger

The following table provides information concerning the repurchase of our shares of common stock during the years ended December 31, 2018, 2017 and 2016 (no repurchases were made prior to 2016), which reflect repurchases that occurred prior to the Merger:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Average Price Paid per Share	Aggregate Consideration for Repurchased Shares
Fiscal 2018
March 31, 2018	March 28, 2018	6,388.01	11%	$12.11	$77,359
Total		6,388.01	11%	12.11	77,359
Fiscal 2017
March 31, 2017	January 20, 2017	8,482.60	27%	$13.87	$117,654
June 30, 2017	May 12, 2017	1,936.81	6%	13.55	26,244
September 30, 2017	September 25, 2017	5,968.22	9%	12.30	73,409
December 31, 2017	December 22,2017	6,212.40	10%	12.11	75,232
Total		22,600.03	12%	12.94	292,539
Fiscal 2016
September 30, 2016	July 15, 2016	8,482.60	50%	$13.80	$117,060
December 31, 2016	October 14, 2016	8,482.60	48%	13.80	117,060
Total		16,965.20	49%	$13.80	$234,120

No repurchases were made in the three months ended June 30, 2018, the three months ended September 30, 2018 or the three months ended December 31, 2018.

PWAY (Accounting Survivor) Share Repurchase Program – Pre-Merger

Prior to its conversion to an interval fund on October 31, 2017, PWAY conducted quarterly tender offers pursuant to its share repurchase program. PWAY limited the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter, though the actual number of shares that PWAY offered to repurchase may have been less in light of certain limitations. PWAY’s first tender offer commenced in September 2016.

After its conversion to an interval fund, PWAY offered to repurchase 5% of its outstanding shares on a quarterly basis. As an interval fund, PWAY adopted a fundamental policy to make one mandatory repurchase offer in each calendar quarter of each year, at a price equal to the NAV per share, of no less than 5% of the shares outstanding and no more than 25% of shares outstanding.

The following table sets forth the number of common shares that were repurchased by PWAY in each tender offer, which reflect repurchases that occurred prior to the Merger:

Quarterly Offer Date	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
For year ended June 30, 2017
September 30, 2016(1)	N/A	—	—%	$—	$—
December 31, 2016	January 25, 2017	772	100.00%	14.00	10,803
March 31,	April 27,	359	100.00%	14.02	5,034

2017	2017
Total for year ended June 30, 2017		1,131			15,837

For year ended June 30, 2018
June 30, 2017	July 31, 2017	4,801	61%	13.61	65,335
September 30, 2017	October 30, 2017	5,246	81%	13.57	71,189
December 31, 2017	January 23, 2018	5,689	100%	13.56	77,152
March 31, 2018	April 30, 2018	22,245	100%	13.03	289,865
Total for year ended June 30, 2018		37,981			$503,541

(1) No shares were tendered pursuant to this offer to repurchase.

For six months ended December 31, 2018
June 30, 2018	August 7, 2018	31,715	100%	Class A: 12.67 Class I: 12.70	401,849
September 30, 2018	November 13, 2018	19,180	100%	Class A: 11.35	217,695
Total for six months ended December 31, 2018		50,895			$619,544

(1) No shares were tendered pursuant to this offer to repurchase.

On December 31, 2018, PWAY made an offer to purchase no less than 5% of its shares outstanding and no more than 7% of its shares outstanding. The offer began on December 31, 2018 and expired at 4:00 PM, Eastern Time, on February 11, 2019. A total of 17,747 of its shares were repurchased at a purchase price of $10.80 per Class A share and $10.83 per Class I share.

Liquidity Strategy

We do not intend to list our shares on any securities exchange during the offering period nor for a substantial period thereafter and we do not expect any secondary market in our shares to develop in the foreseeable future, if ever. We define the term “offering period” as the time during which we conduct this offering, as approved and extended by our board of directors. The offering period currently extends to a date that is three years from the effective date of our new registration statement, which we expect to be approximately August 31, 2022. We may, in our discretion, extend the term of the offering indefinitely. While a BDC may list its shares for trading in the public markets, we have elected not to do so for at least a substantial period. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view similar to that of private investment funds, instead of managing to quarterly market expectations, and to pursue longer term investment objectives.

As a result, however, you should not expect to be able to resell your shares. We commenced our share repurchase program in the second quarter of 2016, but only a limited number of shares will be eligible for repurchase by us under this program. To the extent the portfolio has not been liquidated between five and seven years following the completion of this offering, we currently intend to seek a liquidity event; however, although our offering period currently extends to approximately August 31, 2022, we may extend this offering indefinitely and, as a result, the timing of any liquidity event is uncertain and may also be extended indefinitely. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We may determine not to pursue a liquidity event if we believe that the current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (i) the listing of our shares on a national securities exchange, (ii) a merger, or other transaction approved by our board of directors in which our stockholders will receive cash or shares of another company, including a company that is an affiliate of us or (iii) the sale of all or substantially all of our remaining assets followed by a liquidation. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering period, there can be no assurance, however, that we will be able to complete a liquidity event within such time frame. Should we not be able to do so within seven years following the end of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets (which may include allowing our debt securities to mature and disposing of our equity interests to the extent feasible). However, upon the vote of a majority of stockholders eligible to vote at any stockholder meeting, we may suspend any such liquidation for such time as the stockholders may agree or we may extend the date upon which we must cease to make investments in new portfolio companies and begin an orderly liquidation of our assets for up to three consecutive periods of 12 months each upon the vote of a majority of our independent directors.

In making a determination of what type of liquidity event is in the best interests of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. Should we seek to internalize our management structure, you should be aware that such internalization might involve the purchase of our Adviser or an alternative transaction structure that could create a conflict of interest between us and our management team. If we undertake such internalization, any such transaction will be negotiated and overseen by our independent directors. Further, if we do list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds.

To provide interim liquidity to our stockholders, we plan, but are not required, to conduct quarterly repurchase offers pursuant to our share repurchase program in accordance with the Company Act. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Advisory Fees

We have entered into the Investment Advisory Agreement with our Adviser. We will pay our Adviser a fee for its services under the Investment Advisory Agreement consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee payable to the Investment Adviser and any incentive fees it earns will ultimately be borne by our stockholders.

Base Management Fee. The base management fee will be calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets, which will include any borrowings for investment purposes. For the first quarter of our operations commencing with the date of the Investment Advisory Agreement, the base management fee will be calculated based on the average value of our total assets as of the date of the Investment Advisory Agreement and at the end of the calendar quarter in which the date of the Investment Advisory Agreement falls, and will be appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Subsequently, the base management fee will be payable quarterly in arrears, and will be calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and will be appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Base management fees for any partial month or quarter will be appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.

The incentive fee consists of two parts: (1) the subordinated incentive fee on income and (2) the capital gains incentive fee.

Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. For purposes of this fee “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and subordinated incentive fee on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The subordinated incentive fee on income will be subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature. Operating expenses are included in the calculation of the subordinated incentive fee on income.

We will pay our Adviser a subordinated incentive fee on income for each calendar quarter as follows:

●	No incentive fee will be payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.5%.

●	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the preferred return but is less than or equal to 1.875%) as the “catch-up.” The effect of the “catch-up” provision is that, if our pre-incentive fee net investment income reaches 1.875% in any calendar quarter, our Adviser will receive 20.0% of our pre-incentive fee net investment income as if a preferred return did not apply.

●	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) will be payable to our Adviser. This reflects that once the preferred return is reached and the catch-up is achieved, 20.0% of all pre-incentive fee net investment income thereafter will be allocated to our Adviser.

Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to the Investment Adviser, we will calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception. Operating expenses are not taken into account when determining capital gains incentive fees.

See “Investment Advisory Agreement” for a description of the management services fees payable to our Adviser pursuant to such agreement and “Compensation of the Dealer Manager and the Investment Adviser” for a more detailed description of these fees.

Conflicts of Interest

Our Adviser and certain of its affiliates will have certain conflicts of interest in connection with the management of our business affairs. These include, but are not limited to, the following:

●	The directors, officers and other personnel of our Adviser allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including other funds they manage as well as any future investment programs they or affiliated entities may sponsor.

●	The compensation we will pay to our Adviser and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation will be payable, in most cases, whether or not our stockholders receive distributions and will be based, in part, on the value of our assets, including any indebtedness.

●	We compete with certain affiliates for investments, including Prospect Capital Corporation and Priority Income Fund, Inc., subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf.

●	The potential for our Adviser to earn incentive fees under the Investment Advisory Agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests, and, since the base management fee is based on gross assets, our Adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees.

●	Under the Investment Advisory Agreement, the base management fee we pay our Adviser is based on our average total assets (including amounts borrowed for investment purposes). Consequently, our Adviser may benefit when we incur additional debt or increase our use of leverage to acquire additional assets. This fee structure may encourage our Adviser to cause us to borrow more money to finance additional investments. In addition, under the Investment Advisory Agreement, our Adviser will receive an income incentive fee based on our performance. As a result, our Adviser could be encouraged to use additional leverage or take additional risk to increase the return on our investments.

●	Regardless of the quality of the assets acquired, the services provided to us or whether we pay distributions to our stockholders, our Adviser will receive certain fees in connection with the management and sale of our investments.

●	Our Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us or may involve substantial time and resources of our Adviser.

●	The personnel of our Adviser and its affiliates allocate their time between assisting our Adviser in connection with identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including in their capacity as personnel of Prospect Capital Management, the investment adviser to Prospect Capital Corporation, and Priority Senior Secured Income Management, the investment adviser to Priority Income Fund, Inc.

●	We may compete with other funds managed by affiliates of our Adviser for investment opportunities, subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions to us.

●	From time to time, to the extent consistent with the Company Act and the rules and regulations promulgated thereunder, we, our Adviser, their affiliates, and other clients for which the Adviser provides investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients.

●	Prospect Capital Management and its affiliates may have existing business relationships or access to material, non-public information that would prevent our Adviser from recommending certain investment opportunities that would otherwise fit within our investment objective.

●	Our Adviser and their affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be similar to ours.

●	To the extent permitted by the Company Act and staff interpretations, our Adviser may seek to have us and one or more other investment accounts managed by our Adviser or any of its affiliates participate in an investment opportunity. The parent company of our Adviser received an exemptive order from the SEC granting the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed by our Adviser or certain affiliates, including us, Prospect Capital Corporation and Priority Income Fund, Inc., subject to the conditions included therein. Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Additional Relationships and Related Party Transactions—Allocation of Investments.” These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.

●	Our Adviser and its affiliates, including our officers and certain of our directors face conflicts of interest as a result of compensation arrangements between us and certain of our portfolio companies which could result in actions that are not in the best interests of our stockholders.

●	Although the valuation of our investments is ultimately approved by our independent directors, our Adviser plays a role in valuing our investments, including by preparing reports based upon the most recent financial statements and projected financial results available from our investments. The participation of our Adviser's investment professionals in our valuation process could result in a conflict of interest as our Adviser's management fee is based, in part, on our gross assets.

Reports to Stockholders

We file periodic reports, proxy statements and other information with the SEC. Both our quarterly reports on Form 10-Q and our annual reports on Form 10-K will be made available on our website at www.flexbdc.com at the end of each fiscal quarter and fiscal year, as applicable, as will any current reports on Form 8-K that we file from time to time with the SEC. These reports will also be available on the SEC’s website at www.sec.gov.

Distributions

As a result of PWAY being the accounting survivor of the Merger, the distributions of FLEX (in the capacity as TPIC) and PWAY are discussed below.

FLEX (TPIC) Distributions – Pre-Merger

On January 15, 2015, our board of directors declared a quarterly cash distribution for the fourth quarter of 2014 of $0.07545 per share payable on January 30, 2015, to stockholders of record as of January 20, 2015. In addition, on April 2, 2015, our board of directors declared a cash distribution for the first quarter of 2015 of $0.116 per share payable on April 13, 2015, to stockholders of record as of April 6, 2015. Commencing in April 2015, and subject to our board of directors’ discretion and applicable legal restrictions, our board of directors began to authorize and declare a monthly distribution amount per share of our common stock, payable in advance. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. The following table reflects the cash distributions per share that the Company declared and paid on its Class A Shares during the years ended December 31, 2018, 2017 and 2016, which reflect cash distributions prior to the Merger:

For the Year Ended	Per Share	Amount
Fiscal 2018
January 29, 2018	$0.03370	$47,908
February 28, 2018	$0.03370	$49,067
March 28, 2018	$0.03370	$49,752
April 26, 2018	$0.03370	$50,700
May 29, 2018	$0.03370	$51,014
June 27, 2018	$0.03370	$51,096
June 27, 2018	$0.03370	$51,473
August 27, 2018	$0.03370	$52,543
September 25, 2018	$0.03370	$52,802
October 25, 2018	$0.03370	$53,116
November 23, 2018	$0.03370	$53,352
December 26, 2018	$0.03370	$53,782

Fiscal 2017
January 27, 2017	$0.04000	$39,407
February 24, 2017	$0.04000	$41,323
March 23, 2017	$0.04000	$42,513
April 27, 2017	$0.04000	$44,526
May 25, 2017	$0.04000	$46,364
June 23, 2017	$0.04000	$47,861
July 21, 2017	$0.04000	$48,678
August 29, 2017	$0.03417	$44,767
September 28, 2017	$0.03417	$45,500
October 26, 2017	$0.03417	$46,109
November 27, 2017	$0.03370	$46,685
December 26, 2017	$0.03370	$47,326

Fiscal 2016
January 22, 2016	$0.04500	$$25,244
February 16, 2016	$0.04500	$$26,477
March 23, 2016	$0.04500	$$30,271
April 21, 2016	$0.04500	$$32,832
May 19, 2016	$0.04500	$$34,950
June 23, 2016	$0.04500	$$36,206

July 21, 2016	$0.04000	$$32,318
August 25, 2016	$0.04000	$$33,293
September 22, 2016	$0.04000	$$33,877
October 20, 2016	$0.04000	$$35,164
November 18, 2016	$0.04000	$$37,327
December 20, 2016	$0.04000	$$38,091

From time to time, we may also pay special interim distributions in the form of cash or shares of our common stock at the discretion of our board of directors. For example, our board of directors may periodically declare stock distributions in order to reduce the net asset value per share of a share class if necessary to ensure that we do not sell shares of the applicable class at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class. The timing and amount of any future distributions to stockholders will be subject to applicable legal restrictions and the sole discretion of our board of directors.

We may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from our Adviser. We have not established limits on the amount of funds we may use from available sources to make distributions.

It is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of stockholders’ investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to our Adviser. Moreover, a return of capital will generally not be taxable, but will reduce each stockholder’s cost basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when the common stock on which such return of capital was received is sold. Stockholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital). See “Material U.S. Federal Income Tax Considerations.”

We intend to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Although distributions paid in the form of additional shares of common stock will generally be subject to U.S. federal, state, and local taxes in the same manner as cash distributions, stockholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock. If stockholders hold shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional shares of our common stock under our distribution reinvestment plan in lieu of cash.

PWAY (Accounting Survivor) Distributions – Pre Merger

The following tables reflect the distributions per share that PWAY declared and paid or were payable to its stockholders during the period ended December 31, 2018. Stockholders of record as of each respective record date were entitled to receive the distribution.

Record Date	Payment Date	Total Amount per Share Class A(a)	Total Amount per Share Class I(a)	Amount Distributed
July 7, 14, 21 and 28, 2017	July 31, 2017	$0.07088	$0.07088	$44,525
August 4, 11, 18 and 25, 2017	August 28, 2017	0.07088	0.07088	44,975
September 1, 8, 15, 22 and 29, 2017(b)	October 2, 2017	0.08860	0.08860	56,963
October 6, 13, 20 and 27, 2017	October 30, 2017	0.07088	0.07088	46,861
November 2, 9, 16 and 25, 2017	November 27,	0.07088	0.07088	46,903

	2017
November 30, 2017, December 7, 14, 21 and 28, 2017(b)	January 2, 2018	0.07825	0.07825	52,122
January 4, 11, 18 and 25, 2018	January 30, 2018	0.06224	0.06224	41,596
February 1, 8, 15 and 22, 2018	February 27, 2018	0.06880	0.06880	45,786
March 1, 8, 15, 22 and 29, 2018	April 2, 2018	0.08365	0.08370	56,074
April 5, 12, 19 and 26, 2018	April 30, 2018	0.06580	0.06585	44,514
May 3, 10, 17 and 24, 2018	May 28, 2018	0.06500	0.06510	42,632
May 31, 2018, June 7, 14, 21 and 28, 2018	July 2, 2018	0.06475	0.06485	42,568
Total declared and distributed for the year ended June 30, 2018				$565,519

(a) Total amount per share represents the total distribution rate for the record dates indicated.

(b) Includes bonus distributions.

Record Date	Payment Date	Total Amount per Share Class A (a)	Total Amount per Share Class I(a)	Amount Distributed
July 5, 12, 19 and 26, 2018	July 30, 2018	0.06392	0.06404	42,124
August 2, 9, 16, 23 and 30, 2018	September 4, 2018	0.06405	0.06415	40,278
September 6, 13, 20 and 27, 2018	October 1, 2018	0.06075	0.06090	38,303
October 4, 11, 19 and 26, 2018	October 29, 2018	0.05960	0.05975	37,662
November 1, 8, 15, 23 and 29, 2018	December 3, 2018	0.05925	0.05940	36,845
December 6, 14, 21 and 28, 2018	December 31, 2018	0.05460	0.05476	33,618
Total declared and distributed for the six months ended December 31, 2018				$228,830

(a) Total amount per share represents the total distribution rate for the record dates indicated.

The following table reflects the cash distributions per share that PWAY declared and paid on its common stock during the fiscal years ended June 30, 2017 and 2016. Dollar amounts in the table below are presented in thousands, except per share data:

Distribution
For the Year Ended June 30,	Per Share	Amount
2016	$0.75204	$280
2017	0.92301	505

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Purchases must be in the same class as the shares for which you received distributions that are being reinvested. Participants in our distribution reinvestment plan are free to elect, revoke or reinstate their participation in the distribution reinvestment plan within reasonable time periods specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment will be used to calculate the purchase price for purchases under the distribution reinvestment plan.

Taxation

We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gain that we distribute to our stockholders from our tax earnings and profits. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. We maintain a website at www.flexbdc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus, unless explicitly stated.

FEES AND EXPENSES

The following table is intended to assist stockholders in understanding the costs and expenses that an investor in this offering will bear, directly or indirectly, based on an investor’s investment in our Class A Shares. We caution stockholders that some of the percentages indicated in the table below are estimates and may vary. This table assumes the shares are sold through distribution channels associated with the highest possible sales load. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by us, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses(1)	Class A Shares
Sales Load to Dealer Manager(2)	6.00%
Offering Expenses(3)	2.00%
Distribution Reinvestment Plan Fees(9)	0.00%
Total Stockholder Transaction Expenses	8.00%

Annual expenses (as a percentage of net assets attributable to common stock)(1)
Base Management Fees(4)	2.20%
Incentive Fees(5)	None
Interest Payment on Borrowed Funds(6)	1.09%
Acquired Fund Fees(7)	0.27%
Other Expenses (estimated) (8)	2.45%
Total Annual Expenses	6.01%
Expense support agreement/expense support limitation(9)	(0.00)
Total annual expenses (after expense support agreement/expense support limitation)	6.01%

(1) Assumes we sell $25 million worth of our common stock, which is the amount we expect to sell during the 2019 calendar year, and also assumes we borrow funds equal to 25% of our net assets. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we can obtain and employ. There can be no assurance that we will sell $25 million worth of our common stock during 2019 or in any period thereafter.

(2) “Sales load” includes upfront selling commissions and dealer manager fees. Amounts are presented as a percentage of gross offering proceeds.

(3) Reflects estimated offering expenses of up to $500,000 if we raise $25 million in gross proceeds, including associated due diligence expenses. Includes amounts reimbursed by us to our Dealer Manager for actual expenses incurred by our Dealer Manager or participating broker-dealers in obtaining a due diligence review of this offering by a due diligence firm in an aggregate amount that is reasonable in relation to the gross proceeds raised in this Offering and which are supported by detailed, itemized invoices. Under applicable FINRA rules, total organization and offering expenses are limited to 15% of the gross offering proceeds and underwriting compensation payable to underwriters, broker-dealers or affiliates is limited to 10% of the gross offering proceeds. The 10% limit on underwriting compensation is included as part of the overall 15% limit on organization and offering expenses. Our Adviser will reimburse to us, without recourse or reimbursement by us, any organizational and offering expenses, to the extent they, taken together with selling commissions and dealer manager fees, exceed 15% of the aggregate gross proceeds from this offering.

(4) Our base management fee will be payable quarterly in arrears and will be calculated at an annual rate of 1.75% of our average total assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. The base management fee for any partial month or quarter will be appropriately pro-rated. See “Investment Advisory Agreement— Management Services Fee — Base Management Fee.”

(5) Based on the current business plan, it is possible that we may have net investment income that could result in the payment of a subordinated incentive fee on income to our adviser in the following twelve months. However, the subordinated incentive fee on income payable to the Adviser is based on our performance and will not be paid unless we achieve certain performance targets. For example, the subordinated incentive fee on income will be payable quarterly in arrears and will be calculated based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a fixed preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter, or an annualized rate of 6.0%. Since it cannot be predicted whether we will meet the necessary performance target, it has been assumed that no subordinated incentive fee on income will be paid for purposes of this table. It is expected that the amount paid pursuant to the subordinated incentive fee on income may increase to the extent we earn greater net investment income through our investments. Because the example above assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable in the following 12 months. In addition, the incentive fees payable to our Adviser includes an incentive fee on capital gains (the “Capital Gains Fee”), which will be payable annually in arrears and will be determined as of the end of each calendar year (or upon termination of the Investment Advisory Agreement as set forth below), commencing on the effective date of the Advisory Agreement, and will equal 20.0% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year; provided that the Capital Gains Fee determined as of December 31, 2019 will be calculated for a period of shorter than twelve calendar months to take into account any net realized capital gains, if any, computed net of all realized capital losses and unrealized capital depreciation for the period commencing as of the effective date of the Investment Advisory Agreement and ending December 31, 2019. In the event that the Investment Advisory Agreement terminates as of a date that is not a calendar year end, the termination date will be treated as though it were a calendar year end for purposes of calculating and paying the Capital Gains Fee. See “Investment Advisory Agreement— Management Services Fee — Incentive Fee.”

(6) We may borrow funds, including before we have fully invested the proceeds of this offering. To the extent that we determine it is appropriate to borrow funds, the costs associated with such borrowing will be indirectly borne by our stockholders. The figure in the table assumes that we borrow an amount equal to 25% of our assumed net assets in the following 12-month period, and that the average annual cost of borrowings, excluding the amortization of cost associated with obtaining borrowings, on the amount borrowed is 4.35%.

(7) Amount reflects the estimated annual asset management fees incurred indirectly by FLEX in connection with its investments in CLOs during the next 12 months, including asset management fees payable to the collateral managers of CLO equity tranches and incentive fees due to the collateral managers of CLO equity tranches based on the actual indirect fees incurred by PWAY prior to the Merger as of December 31, 2018. As a percent of FLEX’s net assets, the CLO acquired fund fees are 0.27% as a percentage of FLEX's net assets. The 0.27% for FLEX are based on 4.52% of fees for the entire CLO portfolio. The 4.52% is composed of 4.52% of collateral manager fees and 0% of incentive fees. The 4.52% of collateral manager fees are determined by multiplying 0.4678% (collateral managers fees historically paid) by 9.7 (the leverage in such CLOs). The 0% of incentive fees are determined by multiplying 0% (an estimate if the CLOs were redeemed in the next 12 months and the underlying portfolios were liquidated) by 100% (the assumed amount of total assets invested in equity tranches of CLOs). However, such amounts are uncertain and difficult to predict. Future fees and expenses may be substantially higher or lower because certain fees and expenses are based on the performance of the CLOs, which may fluctuate over time. As a result of such investments, stockholders of FLEX may be required to pay two levels of fees, including fees payable under each company’s investment advisory agreement and fees charged on such investments.

(8) Other expenses include accounting, legal and auditing fees as well as the reimbursement of administrator’s costs, including compensation of the chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of the administrator, and fees payable to independent directors. Other expenses also include expenses incurred in connection with the distribution reinvestment plan. The amounts presented in the table reflect estimated amounts expected to be paid during the next twelve months.

(9) Pursuant to the Expense Limitation Agreement between us and our Adviser (the “ELA”), our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment

Advisory Agreement in order to limit our Operating Expenses (as defined below) to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00% (the “Annual Limit”).  For purposes of the ELA, the term “Operating Expenses” with respect to us, is defined to include all expenses necessary or appropriate for our operation, including but not limited to the Adviser’s base management, any and all costs and expenses that qualify as line item “organization and offering” expenses in the financial statements of the fund as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses. Because the ELA is discretionary, it is not presented for pro forma purposes.

Any amount waived pursuant to the ELA is subject to repayment to our Adviser (an “ELA Reimbursement”) by us within the three years following the end of the quarter in which the waiver was made by our Adviser. If the ELA is terminated or expires pursuant to its terms, our Adviser maintains its right to repayment for any waiver it has made under the ELA, subject to the Repayment Limitations (discussed below).

Any ELA Reimbursement can be made solely in the event that we have sufficient excess cash on hand at the time of any proposed ELA Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over our actual Operating Expenses for such quarter and (ii) the amount of the ELA Reimbursement which, when added to our expenses for such quarter, permits us to pay the then-current aggregate quarterly distribution to our shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of fund shares) from the sum of (x) our net investment income (loss) for such quarter plus (y) our net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any ELA Reimbursement will be treated as an expense for such quarter, without regard to the GAAP treatment of such expense.  In the event that we are unable to make a full payment of any ELA Reimbursements due for any applicable quarter because we do not have sufficient excess cash on hand, any such unpaid amount shall become a payable for accounting purposes and shall be paid when we have sufficient cash on hand (subject to the Repayment Limitations); provided, that in the case of any ELA Reimbursements, such payment shall be made no later than the date that is three years following the end of the quarter in which the waiver was made by our Adviser.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our Class A Shares. In calculating the following expense amounts, we have assumed that we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return in:

Class A Shares(1)	$135	$243	$350	$606
Class A Shares(2)	$144	$268	$387	$664

(1)	Assumes the annual return is comprised solely of investment income.
(2)	Assumes the annual return is comprised solely of capital gains and the incentive fees are 20% of the gains.

The table above is to assist you in understanding the various costs and expenses that an investor in our Class A Shares will bear directly or indirectly. This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses may be greater or less than those assumed. While the example assumes, as required by the SEC, a 5% annual return, performance will vary and may result in a return greater or less than 5%. The example assumes that all dividends and distributions, if any, are reinvested at net asset value. Depending upon the market value of our Class A Shares, reinvestment of dividends and distributions under our distribution reinvestment plan may occur at a price per share that differs from, and which could be lower than, our net asset value. See “Distribution Reinvestment Plan” for more information.

This example and the expenses in the table above should not be considered a representation of our future expenses, as actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED FINANCIAL DATA

The following selected financial data for the years ended June 30, 2018, 2017, 2016 and 2015 is all derived from PWAY’s financial statements. The interim financial information was derived from PWAY’s unaudited interim financial statements and, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results for such interim periods. PWAY has omitted selected financial data for the period from September 2, 2014 (date of effectiveness) to June 30, 2015 because PWAY had not met its minimum offering requirement and had not commenced investment operations during such period. PWAY is the accounting survivor in connection with the Merger and its historical financial statements will be included in the reports that FLEX files with the SEC following the Merger. PWAY’s fiscal year end was June 30 and as a result of it being the accounting survivor, FLEX’s fiscal year end will also be June 30 following the Merger. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes and other financial information appearing elsewhere in this prospectus. Historical data is not necessarily indicative of the results to be expected for any future period.

The selected financial data and other financial information regarding PWAY contained in this prospectus reflect PWAY’s status as an interval fund and not as a business development company. Because of this and other factors discussed in this prospectus, the historical financial information of PWAY is not necessarily indicative or predictive of the future financial results of FLEX following the Merger.

	Six Months Ended	Year ended
	December 31, 2018 (unaudited)	June 30, 2018	June 30, 2017	June 30, 2016	June 30, 2015
Statements of Operations data:
Total investment income	$598,971	$1,298,317	$1,179,924	$536,609	$0
Total expenses	1,105,972	1,984,880	1,655,397	1,318,664	1,333,766
Less: Expense reimbursement	(181,029)	(1,205,356)	(865,348)	(1,196,002)	(1,321,822)
Waiver of organization costs paid by the Adviser	-	-	-	-	(11,944)
Net Operating Expenses	924,943	779,524	790,049	122,662	-
Net investment income	(325,972)	518,793	389,875	413,947	-
Net realized and unrealized (loss) gain	(990,512)	(523,918)	375,807	(9,428)	-
Net increase in net assets resulting from operations	(1,316,484)	(5,125)	765,682	404,519	-
Per share data (Class R, Class RIA and Class I)(5):

NAV (at period end)	N/A	N/A	13.53	12.81	(9.05)
Net investment income(1)	N/A	N/A	0.71	1.21	-
Net realized and unrealized (loss) gain (1)	N/A	N/A	0.68	(0.03)	-

Net increase in net assets resulting from operations (1)	N/A	N/A	1.39	1.18	-
Return of capital distributions to stockholders(2)	N/A	N/A	(0.92)	(0.75)	-
Offering costs(1)	N/A	N/A	0.03	(0.62)	-
Other(3)	N/A	N/A	0.22	(0.8)	-
Per share data (Class A)(5)(6):

NAV (at period end)	10.23	12.71	N/A	N/A	N/A
Net investment income(1)	(0.51)	0.79	N/A	N/A	N/A
Net realized and unrealized (loss) (1)	(1.56)	(0.8)	N/A	N/A	N/A
Net increase in net assets resulting from operations (1)	(2.07)	(0.01)	N/A	N/A	N/A
Distributions to stockholders(2)	(0.36)	(0.86)	N/A	N/A	N/A
Other(3)	(0.05)	0.05	N/A	N/A	N/A
Per share data (Class I)(5)(6):

NAV (at period end)	10.26	12.73	N/A	N/A	N/A
Net investment income(1)	(0.51)	0.81	N/A	N/A	N/A
Net realized and unrealized (loss) (1)	(1.60)	(0.79)	N/A	N/A	N/A
Net increase in net assets resulting from operations (1)	(2.11)	0.02	N/A	N/A	N/A

Distributions to stockholders(2)	(0.36)	(0.86)	N/A	N/A	N/A

Other(3)	-	0.04	N/A	N/A	N/A
Statements of Assets and Liabilities data:
Total investment portfolio	7,943,823	10,940,179	12,060,436	8,378,866	-
Total assets	9,091,434	11,921,182	13,074,666	8,865,053	1,760,207
Credit Facility payable	600,000	1,350,000	2,625,000	1,250,000	-
Total liabilities	2,776,818	3,568,018	4,668,922	2,888,698	1,907,173
Total NAV	6,314,616	8,353,164	8,405,744	5,976,355	(146,966)
Other data:
Total return for Class R, RIA and I(4)(7)	N/A	N/A	13.20%	(1.75)%	N/A
Total return for Class A(4)(5)(6)	(16.94)%	0.18%	N/A	N/A	N/A

Total return for Class I(4)(5)(6)	(16.87)%	0.33%	N/A	N/A	N/A

(1) Calculated based on weighted average shares outstanding.

(2) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the last twelve months. Distributions per share are rounded to the nearest $0.01.

(3) The amount shown represents the balancing figure derived from the other figures in the schedule and is primarily attributable to the accretive effects from the sales of PWAY’s shares and the effects of share repurchases during the last twelve months.

(4) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the period and assumes that distributions are reinvested in accordance with PWAY’s distribution reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since PWAY’s shares are not publicly traded.

(5) On October 31, 2017, PWAY converted to an interval fund. As such, all Class R shares were converted to PWAY Class A Shares and all Class I and Class RIA shares were converted to PWAY Class I Shares.

(6) The per share data and total return include the shareholder activity prior to PWAY’s conversion to an interval fund. PWAY Class A Shares include the activity for Class R shares prior to such conversion and PWAY Class I Shares include activity for PWAY Class I Shares and Class RIA shares prior to such conversion.

(7) PWAY has omitted the financial highlights for the period from September 2, 2014 (date of effectiveness) to June 30, 2015 since PWAY had not met its minimum offering requirement and had not commenced investment operations during such period.

COMPENSATION OF OUR DEALER MANAGER AND INVESTMENT ADVISER

Our Dealer Manager receives compensation and reimbursement for services relating to this offering pursuant to a dealer manager agreement. We compensate our Adviser for the investment and management of our assets in accordance with the Investment Advisory Agreement. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The sales load may vary for different categories of purchasers and the Dealer Manager may waive all or a portion of the sales load in its discretion. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible sales load. For illustrations of how the base management fee and the incentive fee are calculated, see “Investment Advisory Agreement.”

Type of Compensation	Determination of Amount	Estimated amount for Maximum Offering $300,000,000 Total Offering)(1)
	Fees to the Dealer Manager and Participating Broker-Dealers
Sales Load

Selling Commission - Class A Shares(2)	3.0% of gross offering proceeds from the offering of Class A Shares, all or a portion of the selling commissions are expected to be re-allowed to participating broker-dealers.	$9,000,000

Dealer Manager Fee - Class A Shares(2)	3.0% of gross offering proceeds from the offering of Class A Shares, which may be re-allowed in the sole discretion of the Dealer Manager, to participating broker-dealers.	$9,000,000

	Reimbursement to Our Investment Adviser

Other organization and offering expenses(3)	We will reimburse our Adviser for the organizational and offering costs it has incurred on our behalf only to the extent that the reimbursement would not cause the sales load and the other organizational and offering expenses born by us to exceed 15.0% of the gross offering proceeds (as the amount of proceeds increases). Based on our current estimate, we estimate that these expenses would be $6 million, or 2.0% of the gross offering proceeds, if we raise the maximum amount offered.	$6,000,000

	Investment Adviser Fees

Base management fee	The base management fee will be payable quarterly in arrears and will be calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets (including amounts borrowed for investment purposes) at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances and repurchases. The base management fee may or may not be deferred, in whole or in part, at the discretion of our Adviser. The Adviser may take all or any part of any deferred base management fee in any other quarter it elects to do so prior to or during the occurrence of a liquidity event. Any portion of the base management fee deferred by	$5,250,000

Type of Compensation	Determination of Amount	Estimated amount for Maximum Offering $300,000,000 Total Offering)(1)
the Adviser shall be subject to repayment by us pursuant to the terms, and subject to the limitations, contained in the ELA.

Subordinated Incentive Fee on Income	The subordinated incentive fee on income will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income will be subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature.	These amounts cannot be estimated since they are based upon the performance of the assets held by the Company.

Capital Gains Incentive Fee	The capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year.	These amounts cannot be estimated since they are based upon the performance of the assets held by the Company.

Other Expenses

Other Operating Expenses(3)	We will reimburse our Administrator for its expenses incurred in connection with its provision of services to us, including our allocable portion of the compensation cost payable by our Administrator to the persons it provides to us to serve as our chief executive officer, chief financial officer and chief compliance officer, as well as other administrative personnel. We will not reimburse our Administrator for personnel costs for which it receives a separate fee.	Actual expenses are dependent on actual expenses incurred by our Administrator and therefore cannot be determined at this time

(1) Assumes no reduction in the sales load.

(2) The selling commission and dealer manager fee, which make up the sales load, may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. No sales load will be paid in connection with sales under our distribution reinvestment plan.

(3) The organizational and offering expense and other expense reimbursements may include a portion of costs incurred by our Adviser or its members or affiliates on our behalf for legal, accounting, printing and other offering expenses, including for marketing, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us and may also include amounts reimbursed by us to our Dealer Manager for actual bona fide due diligence expenses incurred by our Dealer Manager or participating broker-dealers in an aggregate amount that is reasonable in relation to the gross proceeds raised in this Offering and which are supported by detailed, itemized invoices. None of the reimbursements referred to above will exceed actual expenses incurred by our Adviser, its members or affiliates, and in no event will we be required to reimburse our Adviser for expenses incurred more than three years prior to the date of incurring the expense. Our Adviser will reimburse to us, without recourse or reimbursement by us, any organizational and offering expenses to the extent those expenses, when aggregated with sales load, exceed 15.0%.

Certain of the advisory fees payable to our Adviser are not based on the performance of our investments. See “Investment Advisory Agreement” and “Additional Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to our Adviser, our Administrator and their affiliates and the conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business and this offering.

Q:	What is a BDC?

A:	BDCs are closed-end funds that elect to be regulated as business development companies under the Company Act. As such, BDCs are subject to only certain provisions of the Company Act, as well as the Securities Act of 1933, or the Securities Act, and the Exchange Act. BDCs make investments in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and qualify to elect to be taxed as RICs for federal tax purposes. Although the management and investment professionals of our Adviser has substantial middle market investment experience investing in the equity and debt securities of middle-market companies, our Adviser, as an entity, has no prior experience managing a BDC.

Q:	What is a “RIC”?

A.	A “RIC” is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate-level U.S. federal income taxes on any income that it timely distributes to its stockholders from its tax earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As an entity, our Adviser has no prior experience managing a RIC. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:	Who will choose which investments to make?

A:	All investment decisions will be made by our Adviser. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and annually reviews the compensation we pay to our Adviser and determines that the provisions of the Investment Advisory Agreement are carried out and that the fees payable under such agreement are reasonable in light of the services provided.

Q:	What are the risks and potential conflicts of interest involved in making an investment in your shares?

A:	For a complete description of these risks and potential conflicts, please see “Risk Factors.”

Q:	What is the experience of our Adviser?

A:

Our investment activities are managed by our Adviser. Although our Adviser has no prior experience as an entity managing a BDC or a RIC, our Adviser’s investment professionals have significant experience and an extensive track record of investing in companies, managing high-yielding debt and equity investments in infrastructure companies and have developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. Such parties also have extensive knowledge of the managerial, operational and regulatory requirements of publicly traded investment companies and RICs. The team of investment professionals leading our Adviser’s investment activities are from the investment and operations team of Prospect Capital Management. Our Adviser, through Prospect Capital Management, has access to over 106 professionals, including over 51 investment, origination and credit management professionals, and over 55 operations, marketing and distribution professionals, each with extensive experience in their respective disciplines.

M. Grier Eliasek, the current President and Chief Operating Officer of our Adviser, also serves as our Chairman, Chief Executive Officer and President. Mr. Eliasek has substantial investment and portfolio management experience. Mr. Eliasek served as the Chairman, Chief Executive Officer and President of PWAY until its merger with us and is the current President, Co-Founder and Chief Operating Officer of Prospect Capital Corporation, a BDC that is listed for trading on the Nasdaq Stock Market that had total assets of approximately $6.0 billion as of December 31, 2018 and aggregate investments under management, at fair value, of approximately $6.12 billion (including undrawn credit facilities) as of December 31, 2018. Mr. Eliasek is also the current Chief Executive Officer and President of Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, including via CLO debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated. See “Management” for the experience of Mr. Eliasek and other investment personnel at our Adviser.

Q:	How does a “best efforts” offering work?

A:	When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the shares of our common stock. Broker-dealers and other financial representatives do not have a firm commitment or obligation to purchase any of the shares of common stock.

Q:	How long will this offering last?

A:	This is a continuous offering of our shares as permitted by the federal securities laws. We have filed post-effective amendments to the registration statement, of which this prospectus is a part, that were subject to SEC review to allow us to continue this offering for up to three years from the date of its initial effectiveness. We have also filed a new registration statement, which is subject to review by the SEC, to allow us to continue this offering for up to three years from the date that such new registration statement is declared effective by the SEC. See “About this Prospectus” for additional information. In addition, although our offering period currently extends to approximately August 31, 2022, we may, in our discretion, extend this offering indefinitely. This offering must be registered in every jurisdiction in which we offer and sell shares. Generally, such registrations are valid for a period of one year. Thus, we may have to stop selling shares in any jurisdiction in which our registration is not annually renewed.

Q:	Will I receive a stock certificate?

A:	No. Our board of directors has authorized the issuance of shares of our capital stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces the offering costs.

Q:	Who can buy shares of common stock in this offering?

A:	In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

Generally, you must purchase at least $5,000 in shares of our common stock. Certain volume discounts may be available for large purchases. See “Plan of Distribution.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

Our affiliates may also purchase shares of our common stock. The selling commission and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.

Q:	How do I subscribe for shares of common stock?

A:	If you meet the suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:	Is there any minimum initial investment required?

A:	Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”

Q:	Can I invest through my IRA, Keogh or after-tax deferred account?

A:	Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q:	What kinds of fees will I be paying?

A.	There are two kinds of fees that our investors may incur. First, there are stockholder transaction expenses that consist of a one-time, upfront selling commission and organization and offering costs, each of which is calculated as a percentage of the public offering price. Second, our investors will bear the recurring fees and expenses payable by us. As an externally managed BDC, we will incur various recurring expenses, including base management fees, incentive fees and administrative costs that are payable under the investment advisory and administrative services agreement. Our investors also incur our direct expenses, including administrative expenses and other expenses incurred by us relating to our ongoing operations.

Q:	How will the payment of fees and expenses affect my invested capital?

A:	The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the net asset value of your shares of common stock.

Q:	Will the distributions I receive be taxable?

A:	Cash distributions by us generally will be taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of common stock. Under current law, to the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is, generally, our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently generally taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Q:	When will I get my detailed tax information?

A:	We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gains.

Q:	Will I be able to sell my shares of common stock in a secondary market?

A:	No. We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future, if ever. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price.

Q:	Are there any restrictions on the transfer of shares?

A:	No. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future, if ever. We intend to institute a share repurchase program, but we have limited the number of shares that we will offer to repurchase. If you wish to submit your Class A Shares for repurchase by us pursuant to our share repurchase program prior to the third anniversary of the date you were admitted as a stockholder into the Company, such shares may be subject to a contingent deferred sales charge. See “Share Repurchase Program” for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a stockholder holds such shares. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us.

Q:	Will I otherwise be able to liquidate my investment?

A:	We intend to seek to complete a liquidity event for our stockholders within five to seven years following the completion of our offering period; however, the offering period may extend for an indefinite period. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Q:	Who can help answer my questions?

A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the Dealer Manager at:

Triton Pacific Securities, LLC

34232 Pacific Coast Highway, Suite B

Dana Point, CA 92629

(949) 429-8500

Attention: Investor Services

www.flexbdc.com

 RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in us. The following should not be considered a complete summary of all the risks associated with an investment, but if any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value per share of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

Except for the investments described in this prospectus, we have not identified specific investments that we will make with the proceeds of this offering, and you will not have the opportunity to evaluate our future investments prior to purchasing shares of our common stock.

Except for the investments described in this prospectus, neither we nor our Adviser has identified, made or contracted to make any investments. As a result, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our future investments prior to purchasing shares of our common stock. You must rely on our Adviser and our board of directors to implement our investment policies, evaluate our investment opportunities and structure the terms of our investments. Because investors are not able to evaluate our future investments in advance of purchasing shares of our common stock, other than those investments described in this prospectus, this offering may entail more risk than other types of offerings. This may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).

For a significant time after the commencement of our offering, a substantial portion of our distributions resulted from expense reimbursements from our Adviser, which are subject to repayment by us within three years. The purpose of this arrangement was to reduce our operating expenses; to avoid such distributions being characterized as returns of capital for tax purposes and to attempt to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds. Beginning with the year ended December 31, 2016, the Former Adviser began to reimburse less than 100% of our expenses. As a result, a portion of the distributions we have paid in the past, and may continue to pay, come from offering proceeds. Shareholders should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser again agrees to make expense reimbursements. Shareholders should also understand that our future repayments will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all.

A failure on our part to maintain our qualification as a business development company would significantly reduce our operating flexibility.

If we fail to continuously qualify as a business development company, we might become subject to regulation as a registered closed-end investment company under the Company Act, which would significantly decrease our operating flexibility. In addition, failure to comply with the requirements imposed on business development companies by the Company Act could cause the SEC to bring an enforcement action against us. For additional information on the qualification requirements of a business development company, see “Regulation” below.

Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things, satisfy an annual distribution requirement. As a result, in order to fund new investments, we may need to periodically access the capital markets to raise cash. We may do so by issuing “senior securities,” including borrowing money from banks or other financial institutions and issuing preferred stock, up to the maximum amount allowed under the Company Act—which allows us to borrow only in amounts such that our asset coverage, as defined in the Company Act, equals at least 150% of our gross assets less all of our liabilities not represented by senior securities, immediately after each issuance of senior securities. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability, in comparison to other companies, to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we may need to issue equity more frequently than our privately-owned competitors, which may lead to greater stockholder dilution.

If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from making distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

If we issue preferred stock, it would rank senior to our common stock in our capital structure and preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences (including as to distributions) and privileges more favorable than those of our common stockholders. The presence of preferred stock could have the effect of delaying or preventing a change in control or other transaction that might provide a premium price of our common stockholders or otherwise be in your best interest. Holders of our common stock would directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. We currently do not intend to issue any preferred stock.

We generally are not able to issue or sell our common stock at a price below net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value per share of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders (as well as those stockholders that are not affiliated with us) approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any underwriting commission or discount). If our common stock trades at a discount to our net asset value per share, this restriction could adversely affect our ability to raise capital.

We also may make rights offerings to our stockholders at prices less than net asset value per share, subject to applicable requirements of the Company Act. If we raise additional funds by issuing more shares of our common stock or issuing senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our stockholders may decline at that time and our stockholders may experience dilution. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future on terms favorable to us or at all.

In addition, we may in the future seek to securitize our portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and we would retain all or a portion of the equity in the subsidiary. An inability to successfully securitize our loan portfolio could limit our ability to grow our business or fully execute our business strategy and may decrease our earnings, if any. The securitization market is subject to changing market conditions and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The Company Act also may impose restrictions on the structure of any securitization.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there could be uncertainty as to the actual market value of our portfolio investments.

Under the Company Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, as determined by our board of directors. Since most of our investments will not be publicly-traded or actively traded on a secondary market, our board of directors will determine their fair value quarterly in good faith.

Factors that may be considered in determining the fair value of our investments include: dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any related collateral, the earnings of the portfolio company and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value per share on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Because our business model depends to a significant extent upon the business relationships of our Adviser, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that our Adviser will depend on its relationships and those of its affiliates with private sponsors, investment banks and commercial banks, and we may rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser or its affiliates fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s and its affiliates’ professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

The amount and timing of distributions are uncertain and distributions may be funded from the proceeds of this offering and may represent a return of capital.

The amount of any distributions we pay is uncertain. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. We may fund distributions from the uninvested proceeds of our public offering and borrowings, and we have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make any such distributions. Therefore, portions of the distributions that we pay may represent a return of your capital rather than a return on your investment, which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets.

We may not be able to pay you distributions, and our distributions may not grow over time. Our ability to pay distributions might be adversely affected by, among other things, the effect of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions.

We will be subject to corporate-level U.S. federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.

To maintain RIC status and be relieved of U.S. federal taxes on the income and gains we distribute to our stockholders, we must meet the following annual distribution, income source and asset diversification requirements.

●	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders with respect to each taxable year at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.” Because we

may use debt financing, we are subject to an asset coverage ratio requirement under the Company Act and we may be subject to certain financial covenants under our debt arrangements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. See “Risks Related to Debt Financing.”

●	The income source requirement will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

●	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC status or to meet the annual distribution requirement for any reason and are subject to corporate-level U.S. federal income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value per share, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment.

Our board of directors has substantial discretion over the use of the proceeds of this offering.

Our board of directors will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated at the time of this offering.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Adviser’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Adviser under the Investment Advisory Agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that we now expect will be paid by our Adviser or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and may further dilute your investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of internalization are higher than the expenses we avoid paying to our

Adviser, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As currently organized, we will not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, all of which could result in substantially higher litigation costs to us.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. In addition, we could have difficulty retaining the management personnel we employ. Currently, individuals employed by our Adviser and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our investments.

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for gain or loss on invested equity capital. The use of leverage to partially finance our investments, through borrowings from banks and other lenders, will increase the risk of investing in our common stock. If the value of our assets decreases, leveraging would cause our net asset value per share to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions. Leverage is generally considered a speculative investment technique.

Because we intend to distribute substantially all of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.

In order to qualify for the tax benefits available to RICs and to eliminate our liability for U.S. federal income and excise taxes, we intend to distribute to our stockholders substantially all of our annual taxable income, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we must pay income taxes at the corporate rate on such deemed distributions on behalf of our stockholders. As a result of these requirements, we will likely need to raise capital from other sources to grow our business. As a business development company, we generally are required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which includes all of our borrowings and any outstanding preferred stock, of at least 150%. At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. These requirements limit the amounts we may borrow. Because we will continue to need capital to grow our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.

While we expect to be able to borrow and to issue additional debt and equity securities, we cannot assure you that debt and equity financing will be available to us on favorable terms or at all. Also, as a business development company, we generally will not be permitted to issue equity securities at a price below net asset value per share without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new investment activities, and our net asset value per share and share price could decline. Lastly, any additional equity raised will dilute the interest of current investors.

In selecting and structuring investments appropriate for us, our Adviser will consider the investment and tax objectives of the Company and our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.

Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations.

We may pursue strategic acquisitions.

We may pursue growth through acquisitions of other BDCs or registered investment companies, acquisitions of critical business partners or other strategic initiatives. Attempts to expand our business involve a number of special risks, including some or all of the following:

●	the required investment of capital and other resources;

●	the assumption of liabilities in any acquired business;

●	the disruption of our ongoing business; and

●	increasing demands on our operational and management systems and controls.

If we are unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.

Our growth strategy may include the selective development or acquisition of other BDCs, funds, asset management businesses, advisory businesses or other businesses or financial products complementary to our business where we think it can add substantial value or generate substantial returns. The success of this strategy will depend on, among other things: (a) the availability of suitable opportunities, (b) the level of competition from other companies that may have greater financial resources, (c) our ability to value potential development or acquisition opportunities accurately and negotiate acceptable terms for those opportunities, (d) our ability to identify and enter into mutually beneficial relationships with venture partners and (e) our ability to properly manage conflicts of interest. Moreover, even if we are able to identify and successfully complete an acquisition, we may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new business or activities. If we are not successful in implementing our growth strategy, our business and results of operations may be adversely affected.

Risks Related to our Adviser and Its Affiliates

We will rely in our Adviser and its investment personnel for the selection of our assets and the monitoring of our investments.

We will have no internal employees. We will depend on the ability, diligence, skill and network of business contacts of our Adviser and its investment committee to identify potential investments, to negotiate such acquisitions, to oversee the management of the investments, and to arrange their timely disposition. The departure of any of the members of our Adviser r could have a material adverse effect on our ability to achieve our investment objectives. There can be no assurances that the individuals currently employed by the Adviser who will manage our portfolio will continue to be employed by the Adviser or that the Adviser will be able to obtain suitable replacements if they leave. In addition, we can offer no assurance that our Adviser will remain our investment adviser, or that we will continue to have access to their investment professionals or their information and deal flow.

There are significant potential conflicts of interest which could adversely impact our investment returns.

Our executive officers and directors, and the principals of our Adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by their affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. In addition, the principals of our Adviser may manage other funds which may from time to time have overlapping investment objectives with ours and, accordingly, may invest in asset classes similar to those targeted by us. If this should occur, the principals of our Adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds. Although our Adviser’s investment professionals may endeavor to create independent teams to represent conflicting parties and to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by such other funds. Finally, our Adviser and its respective affiliates, including our officers and certain of our directors, face conflicts of interest as a result of compensation arrangements between us and certain of our portfolio companies, which could result in actions that are not in the best interests of our stockholders. In light of such potential conflicts, and as required under the Advisers Act, our Adviser has adopted a Code of Ethics that, among other things, is intended to provide a framework of principles and procedures for resolving conflicts of interest in a manner consistent with our Adviser’s fiduciary obligations to its clients.

The involvement of our Adviser’s investment professionals in our valuation process may create conflicts of interest.

Our portfolio investments will generally not be in publicly-traded securities. As a result, the value of these securities will not be readily available. We will value these securities at fair value as determined in good faith by our board of directors. In connection with that determination, investment professionals from our Adviser will prepare valuations based upon the most recent financial statements and projected financial results available from our investments. The participation of our Adviser’s investment professionals in our valuation process could result in a conflict of interest as our Adviser’s management fee is based, in part, on our gross assets.

Our fee structure may induce our Adviser to cause us to borrow and make speculative investments.

We will pay management and incentive fees to our Adviser based on our total assets, including indebtedness. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after payment of such fees and other expenses resulting in a lower rate of return than one might achieve through direct investments. Our base management fee will be payable based upon our average total assets, which would include any borrowings. This may encourage our Adviser to use leverage to make additional investments and grow our asset base, which would involve the risks attendant to leverage discussed elsewhere in this prospectus. In addition, the incentive fee payable by us to our Adviser may create an incentive for it to use leverage and make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns.

The incentive fee payable by us to our Adviser also may create an incentive for our Adviser to favor investments that have a deferred interest feature or no interest income, but higher potential total returns. As our Adviser has agreed to waive any incentive fee on current income which it could have received in accordance with the Advisers Act, it could potentially be incentivized to seek riskier investments with greater capital gains, while eschewing investments with an increased current income feature.

In view of these factors, among other things, our board of directors is charged with protecting our interests by monitoring how our Adviser addresses these and other potential conflicts of interests associated with its services and compensation. While our board of directors will not review or approve each investment, our independent directors will periodically review our Adviser’s services and portfolio decisions and performance, as well as the appropriateness of its compensation in light of such factors.

Risks Relating to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

Our investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies, may be risky and there is no limit on the amount of any such investments in which we may invest.

Syndicated Senior Secured First Lien Loans, Syndicated Senior Secured Second Lien Loans and Senior Secured Bonds. There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien secured debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien secured debt is paid. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should we be forced to enforce its remedies.

Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject we and its stockholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of its subordinated debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments. We may make select equity investments. In addition, in connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we does realize on the disposition of any equity interests may not be sufficient to offset any other losses we experiences.

Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the Company Act. Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

Below Investment Grade Risk. In addition, we may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Investing in small and mid-sized companies involves a number of significant risks.

Investing in small and mid-sized companies involves a number of significant risks. Among other things, these companies:

●	May have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

●	May have limited financial resources and limited access to capital markets and may be unable to meet their obligations under their debt instruments, some of which we may hold or may be senior to us;

●	Are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on us. As well, limited resources may make it difficult to attract the necessary talent or invest in the necessary infrastructure to help the company grow;

●	Generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

●	Generally have less publicly available information about their businesses, operations and financial condition. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.

In addition, in the course of providing significant managerial assistance to certain of our portfolio companies, certain of our officers and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, our officers and directors may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and directors) and the diversion of management time and resources.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

We will invest primarily in privately-held companies. These investments are typically illiquid. As such, we may have difficulty exiting an investment promptly at a desired price or outside of a normal amortization schedule for debt investments. Private companies also have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. In addition, little public information generally exists about these companies, which may include a lack of audited financial statements and ratings by third parties. We must therefore rely on the ability of our Adviser to obtain adequate information to evaluate the potential risks of investing in these companies. These companies and their financial information may not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. These factors could affect our investment returns.

Defaults by our portfolio companies will harm our operating results.

The failure of a portfolio company in which we make a debt investment to satisfy financial or operating covenants imposed by it or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the ability of the company to meet its obligations under the debt or equity securities that we holds. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company, which may include the waiver of certain financial covenants.

Our portfolio companies may incur debt that ranks equally with, or senior to, our debt investments in such companies.

For our debt investments, we intend to invest primarily in first lien, second lien and, to a lesser extent, subordinated debt issued by private U.S. companies, including middle market private U.S. companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on a proportionate basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

If we make unsecured investments, those investments might not generate sufficient cash flow to service their debt obligations to us.

We may make unsecured debt investments and debt investments that are subordinated to other obligations of the obligor. Unsecured investments often reflect a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. If we make an unsecured investment in a company, that company may be highly leveraged, and its relatively high debt-to-equity ratio may create increased risks that its operations might not generate sufficient cash flow to service its debt obligations to us and to more senior lenders.

If we invest in the securities and obligations of distressed and bankrupt issuers, we might not receive interest or other payments.

We are authorized to invest in the securities and obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances where we exercise control over the borrower or render significant managerial assistance.

We generally will not control the portfolio companies in which we make debt investments.

We do not expect to control our portfolio companies in which we make debt investments, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we make debt investments may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our debt investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

To the extent original issue discount (“OID”) constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include OID instruments. To the extent OID constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

●	OID instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.

●	For accounting purposes, cash distributions to stockholders representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of OID income comes from the cash invested by the stockholders, the Company Act does not require that stockholders be given notice of this fact.

●	OID creates risk of non-refundable cash payments to our Adviser based on non-cash accruals that may never be realized.

●	Interest rates payable on OID instruments, including payment-in-kind (“PIK”) loans are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans.

●	OID and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral.

●	An election to defer PIK interest payments by adding them to the principal of such instruments increases our total assets, which increases future base management fees, and, because interest payments will then be payable on a larger principal amount, the election also increases our Adviser’s future income incentive fees at a compounding rate.

●	Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash-pay securities.

●	The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan.

●	Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan.

●	The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of our investment company taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate-level U.S. federal income and excise taxes.

The lack of liquidity in our investments may adversely affect our business.

We will make investments primarily in companies whose securities are not publicly-traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments will usually be subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in the companies in which we invest.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to the company or have the opportunity to increase our investment. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative effect on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation, may dilute our interest in the company or may reduce the expected yield on the investment.

The companies in which we invest may incur debt that ranks equally with, or senior to, our investments in such companies.

We will invest in all levels of the capital structure of our portfolio companies. These companies may have, or may be permitted to obtain, additional financing which may rank equally with, or senior to, our investment. By their terms, such financings may entitle the holders to receive payments of interest or principal on or before the dates on which we are entitled to receive such payments. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company, holders of instruments ranking senior to our investment would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior investors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of financing ranking equally with our investments, we would have to share on a proportionate basis any distributions with other investors holding such financing in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the portfolio company.

The disposition of our investments may result in contingent liabilities.

Most of our investments will involve private securities. In connection with their disposition, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that our representations turn out to be inaccurate or with respect to certain potential liabilities. These indemnification obligations may require us to pay money to the purchasers of our equity securities as satisfaction of their indemnity claims, which claims must be satisfied through our return of certain distributions previously made to us.

Second priority liens on collateral securing loans that we make to a company may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we make to portfolio companies will be secured on a second priority basis by the same collateral securing such companies’ senior secured debt. The first priority liens on the collateral will secure the obligations of the companies to their senior lenders and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the senior loans. The holders of senior secured obligations will generally control the liquidation of the collateral and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive any funding. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by second priority liens after payment in full of all senior secured obligations. If such proceeds are not sufficient to repay amounts owed to junior lenders, then we, to the extent we are not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to a company with outstanding senior debt may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the senior lenders. Under such agreements, at any time that senior secured obligations are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the senior secured obligations: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We generally will not control companies to which we provide debt.

We do not expect to control portfolio companies in which we make debt investments, even though we may have board representation or board observation rights and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that the management of such a portfolio company may make business decisions with which we disagree or, as representative of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-publicly-traded companies, we may not be able to dispose of our interests in a portfolio company as readily as we would like or at an appropriate valuation. As a result, a company may make decisions that could decrease the value of our holdings.

We may incur lender liability as a result of our lending activities.

In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories generally referred to as “lender liability.” Lender liability is generally based on the idea that a lender has either violated a contractual or implied duty of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of fiduciary duties owed to the borrower, its stockholders and its other creditors. As a lender, we may be subject to allegations of lender liability, which could be costly to defend and a distraction to our management and could result in significant liability.

We may not realize gains from our private equity investments.

We may make direct private equity investments in portfolio companies. In addition, when we invest in certain debt investments, we may acquire warrants to purchase equity securities. Our goal in such investments will be primarily to realize gains upon our disposition of such equity interests. However, our equity interests may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our private equity investments, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests.

We will experience fluctuations in our quarterly operating results.

We will experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rates payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in, and the timing of, our recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied on as being indicative of our performance in future periods.

We may focus our investments in companies in a particular industry or industries.

If we focus our investments in companies in a particular industry or industries, any adverse conditions that disproportionately impact that industry or industries may have a magnified adverse effect on our operating results.

We may from time to time enter into total return swaps or other derivative transactions which exposes it to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.

We may from time to time enter into total return swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.

A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the referenced security or other assets underlying the total return swap during a specified period, in return for periodic payments based on a fixed or variable interest rate.

A total return swap is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the total return swap and the debt obligations underlying the total return swap. In addition, we may incur certain costs in connection with a total return swap that could in the aggregate be significant.

 A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet its obligations to the counterparty. In some cases, we may post collateral to secure its obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us.

Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage.

Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to we as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Risks Relating to our Investments in CLOs

Our investments in CLOs may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.

Under our new investment strategy following completion of the Merger, we may invest up to 30% of our investment portfolio in CLOs, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs. Generally, there may be less information available to us regarding the underlying debt investments held by CLOs than if we had invested directly in the debt of the underlying companies. As a result, our stockholders will not know the details of the underlying securities of the CLOs in which we will invest. Our investments in the equity and junior debt tranches of CLOs are subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLOs. Our investments in portfolio companies may be risky, and it could lose all or part of our investment.

Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on our payment obligations or fails to perform as we expect.

Under the new investment strategy following completion of the Merger, we may invest up to 30% of our portfolio in private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs, which involve a number of significant risks. CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss. We will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or the entities that sponsored the CLOs. Although it is difficult to predict whether the prices of indices and securities underlying CLOs will rise or fall, these prices, and, therefore, the prices of the CLOs, will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.

The investments we makes in CLOs will generally be thinly traded or have only a limited trading market. CLO investments are typically privately offered and sold, in the primary and secondary markets. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from the underlying senior secured loans will not be adequate to make interest or other payments; (ii) the quality of the underlying senior secured loans may decline in value or default; and (iii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO or unexpected investment results. Further, our investments in equity and junior debt tranches of CLOs would be subordinate to the senior debt tranches thereof.

Investments in structured vehicles, including equity and junior debt instruments issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. Additionally, changes in the underlying senior secured loans held by a CLO may cause payments on the instruments we holds to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invests, are less liquid than many other types of securities and may be more volatile than the senior secured loans underlying the CLOs in which we invests.

CLOs typically will have no significant assets other than their underlying senior secured loans; payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.

CLOs typically will have no significant assets other than their underlying senior secured loans. Accordingly, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans, net of all management fees and other expenses. Payments to us as a holder of CLO junior securities are and will be made only after payments due on the senior secured notes, and, where appropriate, the junior secured notes, have been made in full. This means that relatively small numbers of defaults of senior secured loans may adversely impact our return on our CLO investments.

Our CLO investments will be exposed to leveraged credit risk.

Generally, when we invests in CLOs, it will be in a subordinated position with respect to realized losses on the senior secured loans underlying our investments in the equity and junior debt tranches of CLOs. The leveraged nature of CLOs, in particular, magnifies the adverse impact of senior secured loan defaults. CLO investments represent a leveraged investment with respect to the underlying senior secured loans. Therefore, changes in the market value of the CLO investments could be greater than the change in the market value of the underlying senior secured loans, which are subject to credit, liquidity and interest rate risk.

There is the potential for interruption and deferral of cash flow from CLO investments.

If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to we on our investments in the equity and junior debt tranches of CLOs may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of the CLO investments, which would adversely impact our return on our CLO investments.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our CLO investment strategy will allow investments in foreign CLOs. Investing in foreign entities may expose we to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we, and the CLOs in which it invests, may have difficulty enforcing creditor’s rights in foreign jurisdictions. In addition, the underlying companies of the CLOs in which we invests may be foreign, which may create greater exposure for us to foreign economic developments.

The payment of underlying portfolio manager fees and other charges on CLO investments could adversely impact our return on our CLO investments.

We may invest in CLO investments where the underlying portfolio securities may be subject to management, administration and incentive or performance fees, in addition to those payable by us. Payment of such additional fees could adversely impact the returns we achieves on our CLO investments.

The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us.

There can be no assurance that for any CLO investment, in the event that any of the senior secured loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new senior secured loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new senior secured loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected, which in turn could affect our return on such investment.

Our CLO investments are subject to prepayments and calls, increasing re-investment risk.

Our CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on their value. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control and consequently cannot be predicted with certainty. In addition, for a CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on the amount and timing of payments of principal on the loans and the price paid for the investments. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.

Furthermore, our CLO investments generally will not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).

The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranches and, therefore, where we does not hold the relevant percentage it will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.

Early prepayments and/or the exercise of a call option otherwise than at our request may also give rise to increased re-investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay dividends.

We will have limited control of the administration and amendment of senior secured loans owned by the CLOs in which it invests.

The terms and conditions of target securities may be amended, modified or waived only by the agreement of the underlying security holders. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the security holders. Consequently, the terms and conditions of the payment obligation arising from the CLOs in which we invests be modified, amended or waived in a manner contrary to our preferences.

Senior secured loans of CLOs may be sold and replaced resulting in a loss to us. The senior secured loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.

We will have limited control of the administration and amendment of any CLO in which we invest.

We will not able to directly enforce any rights and remedies in the event of a default of a senior secured loan held by a CLO vehicle. In addition, the terms and conditions of the senior secured loans underlying our CLO investments may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from senior secured loans could be modified, amended or waived in a manner contrary to our preferences.

We will have limited control of the administration and amendment of any CLO in which we invest.

The terms and conditions of target securities may be amended, modified or waived only by the agreement of the underlying security holders. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the security holders. Consequently, the terms and conditions of the payment obligation arising from the CLOs in which we invests may be modified, amended or waived in a manner contrary to our preferences.

Senior secured loans of CLOs may be sold and replaced resulting in a loss to us. The senior secured loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.

Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.

The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high-yield” or “junk”) and in limited circumstances, unrated, senior secured loans. Non-investment grade securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default and higher price volatility than investment grade debt.

We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.

We are not responsible for and will have no influence over the asset management of the portfolios underlying the CLO investments we hold as those portfolios are managed by non-affiliated third party CLO collateral managers. Similarly, we will not be responsible for and have no influence over the day-to-day management, administration or any other aspect of the issuers of the individual securities. As a result, the values of the portfolios underlying our CLO investments could decrease as a result of decisions made by third party CLO collateral managers.

The application of the risk retention rules under Section 941 of the Dodd-Frank Act to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.

Section 941 of the Dodd-Frank Act added a provision to the Exchange Act, requiring the seller, sponsor or securitizer of a securitization vehicle to retain no less than five percent of the credit risk in assets it sells into a securitization and prohibiting such securitizer from directly or indirectly hedging or otherwise transferring the retained credit risk. The responsible federal agencies adopted final rules implementing these restrictions on October 22, 2014. The risk retention rules became effective with respect to CLOs two years after publication in the Federal Register. Under the final rules, the asset manager of a CLO is considered the sponsor of a securitization vehicle and is required to retain five percent of the credit risk in the CLO, which may be retained horizontally in the equity tranche of the CLO or vertically as a five percent interest in each tranche of the securities issued by the CLO. Although the final rules contain an exemption from such requirements for the asset manager of a CLO if, among other things, the originator or lead arranger of all of the loans acquired by the CLO retain such risk at the asset level and, at origination of such asset, takes a loan tranche of at least 20% of the aggregate principal balance, it is possible that the originators and lead arrangers of loans in this market will not agree to assume this risk or provide such retention at origination of the asset in a manner that would provide meaningful relief from the risk retention requirements for CLO managers.

We believe that the U.S. risk retention requirements imposed for CLO managers under Section 941 of the Dodd-Frank Act has created some uncertainty in the market in regard to future CLO issuance. Given that certain CLO managers may require capital provider partners to satisfy this requirement, we believes that this may create additional risks for us in the future.

On February 9, 2018, a panel of the United States Court of Appeals for the District of Columbia Circuit ruled (the “D.C. Circuit Ruling”) that the federal agencies exceeded their authority under the Dodd-Frank Act in adopting the final rules as applied to asset managers of open-market CLOs. On April 5, 2018, the United States District Court for the District of Columbia entered an order implementing the D.C. Circuit Ruling and thereby vacated the U.S. Risk Retention Rules insofar as they apply to CLO managers of “open market CLOs.”

As of the date of hereof, there has been no petition for writ of certiorari filed requesting the case to be heard by the United States Supreme Court. Since there hasn’t been a successful challenge to the D.C. Circuit Ruling and the United States District Court for the District of Columbia has issued the above described order implementing the D.C. Circuit Ruling, collateral managers of open market CLOs are no longer required to comply with the U.S. Risk Retention Rules at this time. As such, it is possible that some collateral managers of open market CLOs will decide to dispose of the notes constituting the “eligible vertical interest” or “eligible horizontal interest” they were previously required to retain, or decide take other action with respect to such notes that is not otherwise permitted by the U.S. risk retention rules. As a result of this decision, certain CLO managers of “open market CLOs” will no longer be required to comply with the U.S. risk retention rules solely because of their roles as managers of “open market CLOs,” and there may be no “sponsor” of such securitization transactions and no party may be required to acquire and retain an economic interest in the credit risk of the securitized assets of such transactions.

There can be no assurance or representation that any of the transactions, structures or arrangements currently under consideration by or currently used by CLO market participants will comply with the U.S. risk retention rules to the extent such rules are reinstated or otherwise become applicable to open market CLOs. The ultimate impact of the U.S. risk retention rules on the loan securitization market and the leveraged loan market generally remains uncertain, and any negative impact on secondary market liquidity for securities comprising a CLO may be experienced due to the effects of the U.S. risk retention rules on market expectations or uncertainty, the relative appeal of other investments not impacted by the U.S. risk retention rules and other factors.

Risks Relating to Economic Conditions

Future disruptions or instability in capital markets could negatively impact our ability to raise capital and could have a material adverse effect on our business, financial condition and results of operations.

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, caused extreme economic uncertainty and significantly reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future.

Future volatility and dislocation in the capital markets could create a challenging environment in which to raise or access capital. For example, the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments will not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, as calculated pursuant to the Company Act, equals at least 150%. At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. For a discussion of the risks involved with the reduction of our asset coverage requirement 150%, see “Risk Factors—Risks Related to Business Development Companies—Recent legislation may allow us to incur additional leverage.”

Equity capital may also be difficult to raise during periods of adverse or volatile market conditions. Subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

Adverse economic conditions or increased competition for investment opportunities could delay deployment of our capital, reduce returns and result in losses.

Adverse economic conditions may make it difficult to find suitable investments promptly, efficiently or effectively in a manner that is most beneficial to our stockholders. Any delay in investment, or inability to find suitable investments, could adversely affect our performance, retard or reduce distributions and reduce our overall return to investors. We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as commercial banks and other traditional financial services companies and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, increasingly make investments in small to mid-sized private U.S. companies. As a result, competition for investment opportunities in private U.S. companies is intense and may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring for portfolio companies than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure and, if we do, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of loss of capital. A significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number or the size of our competitors in this target market could force us to accept less attractive investment terms. Further, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions imposed on us as a BDC.

Economic recessions or downturns could impair a company in which we invest and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. In that case, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. We expect that our long term fixed rate investments will be financed primarily with equity and long term debt. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We may occasionally use interest rate risk management techniques, primarily in highly volatile market conditions, in an effort to limit our exposure to interest rate fluctuations, but we will not use such techniques as a means of enhancing our returns. These techniques may include various interest rate hedging activities to the extent permitted by the Company Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

Future changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

We are subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a result, we expect to incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to pay distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules and regulations, we may be adversely affected.

Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic or global economies and create additional uncertainties, which may negatively affect the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Risks Relating to this Offering and Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could pay a premium for their shares of common stock if our board of directors does not decrease the offering price in the event of a decline in our net asset value per share.

The purchase price at which you purchase shares will be determined at each closing date to ensure that the sales price is equal to or greater than the net asset value per share, after deducting the sales load and dealer manager fees. In the event of a decrease in our net asset value per share, you could pay a premium for your shares if our board of directors does not decrease the offering price. A decline in our net asset value per share to an amount more than 10% below our current offering price, net of the sales load, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share of such class is warranted. This presumption may only be rebutted if our board of directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. If (i) our net asset value per share decreases to more than 10% below our then current net offering price and (ii) our board of directors believes that such decrease is the result of a non-temporary movement in the credit markets or the value of our assets, our board of directors will undertake to establish a new net offering price that is not more than 10% above our net asset value per share. If our board of directors determines that the decrease is the result of a temporary movement in the credit markets, investors may purchase shares at an offering price per share, net of the sales load, which represents a premium to the net asset value per share of greater than 10%. See “Plan of Distribution.”

Delays in the application of offering proceeds to our investment program may adversely affect our results.

To the extent that there are significant delays in the application of the initial or subsequent proceeds of this offering to our investment program, from time to time, due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution, it will be more difficult to achieve our investment objectives and our returns may be adversely affected.

This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a best efforts basis, whereby our Dealer Manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future. Therefore, if you purchase shares you will likely have limited ability to sell your shares.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her common shares.

We intend to seek to complete a liquidity event for our stockholders within five to seven years following the completion of our offering period.  However, because we may extend this offering indefinitely, the timing of any liquidity event is uncertain and may also be extended indefinitely. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event.  We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange; (2) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us or (iii) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Should we not be able to complete a liquidity event within seven years following the end of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets (which may include allowing our debt securities to mature and disposing of our equity interests to the extent feasible.) However, upon the vote of a majority of stockholders eligible to vote at any stockholder meeting we may suspend the liquidation of the company for such time as the stockholders may agree or we may extend the date upon which we must cease to make investments in new portfolio companies and begin an orderly liquidation of our assets for up to three consecutive periods of 12 months each upon the vote of a majority of our independent directors.

In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management considerations and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. Since a portion of the offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by stockholders will not be invested. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

Forced liquidation and being publicly listed may have adverse impact on the value of our common stock.

Because we intend to seek a liquidity event not more than seven years after completion of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we may be forced to seek a listing or a liquidation when market conditions are not favorable which may have an adverse impact on the value of our shares.

The trading price of our common stock, if we become listed, may fluctuate substantially. The price of our common stock that will prevail in the market in the future will depend on many factors, some of which are beyond our control and may not be directly related to our operating performance. In fact, shares of publicly-traded closed-end investment companies frequently trade at a discount to their net asset value per share. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below net asset value per share. This risk is separate and distinct from the risk that our net asset value per share may decline.

You should also be aware that if a market for our stock is established, the potential volatility of our stock price may make us more susceptible to securities litigation, as other publicly-traded entities have experienced. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

The price of shares of our common stock was established on an arbitrary basis and is not based on the amount or nature of our assets or our book value. Therefore, at any given time, the offering price may be higher than the value of our investments.

Our Dealer Manager may be unable to sell a sufficient number of shares for us to achieve our investment objectives.

The success of this offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of our Dealer Manager to establish and maintain a network of licensed securities brokers-dealers and other agents. There is therefore no assurance that it will be able to sell a sufficient number of shares to allow us to have adequate funds to construct a portfolio of a sufficiently broad array of assets. If our Dealer Manager fails to perform, we may not be able to raise adequate proceeds through this offering to implement our investment strategy. As a result, we may be unable to achieve our investment objectives, and you could lose some or all of the value of your investment.

Although we have offered to repurchase your shares on a quarterly basis through our share repurchase program, the terms of any such repurchases will be limited. As a result, you will have limited opportunities to sell your shares.

Beginning with the second quarter of 2016, we commenced offers to allow you to submit your shares on a quarterly basis for repurchase pursuant to our share repurchase program at a price equal to the net offering price in effect as of the date of such repurchase. However, the share repurchase program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan (at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares); (2) we do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in any quarter; and (3) to the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Our assets may be depleted to fulfill repurchases under our share repurchase program.

We will have no obligation to repurchase shares if the repurchase would violate applicable restrictions on distributions under federal or Maryland law that prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. During this offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our share repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price you paid for shares in our offering. As a result, to the extent you have the ability to sell your shares to us as part of our share repurchase program, the price at which you may sell your shares, which we expect to be the net offering price in effect as of the date of such repurchase, may be lower than what you paid in connection with your purchase of shares in our offering.

In addition, if you choose to participate in our share repurchase program, you will be required to provide us with notice of your intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although you will have the ability to withdraw your repurchase request prior to the repurchase date, to the extent you seek to sell your shares to us as part of our periodic share repurchase program, you will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

We anticipate that, depending on market conditions, it may take us several months to invest the proceeds of this offering in securities meeting our investment objectives and providing sufficient diversification of our portfolio. During this period, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Pursuant to our charter, a majority of our entire board of directors may amend our charter to increase the number of our authorized shares of stock without stockholder approval. After your purchase in this offering, our board of directors may elect to sell additional shares in this or future public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors or to employees of our Adviser or Administrator. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Our Distribution Reinvestment Plan will dilute the interest of those who do not opt-in.

We currently have a distribution reinvestment plan that requires participants to opt-in to re-invest distributions paid. For those investors who do not opt in to the distribution reinvestment plan their interest in us will be diluted over time, relative to those investors who do opt-in to have their distributions used to purchase additional shares of our common stock.

We may issue preferred stock as a means to access additional capital, which could adversely affect common stockholders and subject us to specific regulation under the Company Act.

We may issue preferred stock as a means to increase flexibility in structuring future financings and acquisitions. However, preferred stock has rights and preferences that would adversely affect the holders of common stock, including preferences as to cash distributions and preferences upon the liquidation or dissolution of the Company. As well, every issuance of preferred stock will be required to comply with the requirements of the Company Act. The Company Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the Company Act require the separate vote of the holders of any issued and outstanding preferred stock.

Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act under the Maryland General Corporation Law any and all acquisitions by any person of our shares of stock. Our board of directors may amend the bylaws to remove that exemption in whole or in part without stockholder approval if our board of directors determines that removing that exemption is in our best interest and the best interests of our stockholders. The Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the Maryland General Corporation Law, specified “business combinations,” including certain mergers, consolidations, issuances of equity securities and other transactions, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s outstanding voting stock, and certain other parties, (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter any of the specified business combinations must be approved by a super majority vote of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares. See “Description of Our Securities—Business Combinations.”

Under the Maryland General Corporation Law, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three outside directors to be subject to certain corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, the board of directors, by electing into certain statutory provisions and notwithstanding any contrary provision in the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself the exclusive power to fill vacancies created by the death, removal or resignation of a director and (iv) require the approval of two-thirds of votes entitled to be cast in the election of the directors in order to remove a director. Our board of directors has already elected to be subject to the statutory provision providing that our board of directors has the sole power to fill any vacancy, and unrelated to these statutory provisions, our charter and bylaws already provide that its board of directors has the sole power to set the size of its board of directors. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We is not prohibited from implementing any or all of the remaining provisions of the statute.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Risks Related to Debt Financing

If we borrow money, which we currently intend to do, the potential for gain or loss on amounts invested in our common stock will be magnified and may increase the risk of investing in our common stock.

The use of borrowings and other types of financing, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our shares. If we use leverage to partially finance our investments, through borrowing from banks and other lenders we, and therefore you, will experience increased risks of investing in our common stock. Any lenders and debt holders would have fixed dollar claims on our assets that are superior to the claims of our stockholders. If the value of our assets increases, then leverage would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to stockholders. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of base management fees payable to or Adviser.

If we use borrowed funds to make investments, it will expose us to risks typically associated with leverage.

We may borrow money or incur debt to leverage our capital structure. As a result:

●	shares of our common stock would be exposed to incremental risk of loss; therefore, a decrease in the value of our investments would have a greater negative impact on the value of our common stock than if it did not use leverage;

●	any depreciation in the value of our assets may magnify losses associated with an investment and could totally eliminate the value of an asset to us;

●	if we do not appropriately match the assets and liabilities of our business and interest or dividend rates on such assets and liabilities, adverse changes in interest rates could reduce or eliminate the incremental income we makes with the proceeds of any leverage;

●	our ability to pay dividends on our common stock may be restricted if our asset coverage ratio, as provided in the Company Act, is not at least 150%, and any amounts used to service indebtedness would not be available for such dividends;

●	any credit facility we may enter into would be subject to periodic renewal by our lenders, whose continued participation cannot be guaranteed;

●	any credit facility we may enter into may include covenants restricting our operating flexibility or affecting our investment or operating policies, and may require us to pledge assets or provide other security for such indebtedness; and

●	we, and indirectly our stockholders, will bear the entire cost of issuing and paying interest on any debt.

If we enter into and subsequently defaults under any credit facility or are unable to amend, repay or refinance any such facility on commercially reasonable terms, or at all, we may suffer material adverse effects on our business, financial condition, results of operations and cash flows.

If we enter into a credit facility, a significant portion of our assets may be pledged as collateral under such credit facility. In the event that we default under such a credit facility or any other future borrowing facility, our business could be adversely affected as we may be forced to sell all or a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support covenants and working capital requirements under any credit or borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following any such default, the agent for the lenders under any such credit or borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, if the lender exercises our right to sell the assets pledged under a credit facility, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of our outstanding borrowings. Moreover, such deleveraging of us could significantly impair our ability to effectively operate our business in the manner in which we expect. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate any dividends that it may pay to our stockholders.

Incurring leverage creates conflicts of interests for our investment adviser.

Under the Investment Advisory Agreement, the base management fee payable to the Adviser is based on our average total assets (including amounts borrowed for investment purposes). Consequently, the Adviser may benefit when we incur additional debt or increases the use of leverage to acquire additional assets. This fee structure may encourage the Adviser to cause us to borrow more money to finance additional investments. In addition, under the Investment Advisory Agreement, the Adviser will receive an income incentive fee based on our performance. As a result, the Adviser could be encouraged to use additional leverage or take additional risk to increase the return on our investments.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation” below. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and result of operations. Similarly, these rules could prevent us from making additional investments in companies in which we have invested, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time in order to comply with the Company Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments. Further, any failure by us to comply with the requirements imposed on BDCs by the Company Act could cause the SEC to bring an enforcement action against us or expose us to the claims of private litigants. In addition, if approved by a majority of our stockholders, we may elect to withdraw our status as a BDC. If we withdraw our election or otherwise fail to qualify, or maintain our qualification, as a BDC, we may be subject to substantially greater regulation under the Company Act as a closed-end investment company. Compliance with such regulations would significantly decrease our operating flexibility and could significantly increase our operating costs.

Recent legislation may allow us to incur additional leverage.

The Company Act generally prohibits us from incurring indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). However, recent legislation has modified the Company Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. Under the legislation, we are allowed to increase our leverage capacity if stockholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so.

At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%, which will apply to the Company effective as of March 16, 2019, the day immediately after the 2019 Annual Meeting. As a result, we are required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage. As a non-traded BDC, we are also required to offer to repurchase our outstanding shares at the rate of 25% per quarter over four calendar quarters. At the discretion of our board of directors, we may use cash on hand, cash available from borrowings, cash available from the issuance of new shares and cash from the sale of our investments to fund the aggregate purchase price payable as a result of the repurchase offer. If a substantial number of Eligible Stockholders elect to participate in the special repurchase offers, our assets could be significantly depleted. In addition, payment for repurchasing shares may require us to liquidate our portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay common stock dividends, scheduled debt payments or other payments related to our securities. Leverage is generally considered a speculative investment technique. See “Risks Related to Debt Financing.”

U.S. Federal Income Tax Risks

We cannot predict how tax reform legislation will affect us, our investments, or our stockholders, and any such legislation could adversely affect our business.

Legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. In December 2017, the U.S. House of Representatives and U.S. Senate passed tax reform legislation, which the President signed into law. Such legislation has made many changes to the Code, including significant changes to the taxation of business entities, the deductibility of interest expense, and the tax treatment of capital investment. We cannot predict with certainty how any changes in the tax laws might affect us, our stockholders, or our portfolio investments. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our stockholders of such qualification, or could have other adverse consequences. Stockholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our securities.

We may be subject to certain corporate-level U.S. federal income taxes regardless of whether we continue to qualify as a RIC.

To obtain and maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

●	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders with respect to each taxable year at least 90% of our net ordinary income and realized net short-term capital gain in excess of realized net long-term capital loss, if any. We will be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the Company Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

●	The source-of-income requirement will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

●	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, (i) at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities, if such other securities of any one issuer do not represent more than 5% of the value of our total assets or we do not hold more than 10% of the outstanding voting securities of the issuer, and (ii) no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of any one issuer, of any two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses, or of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind (“PIK”) interest, or issued with warrants, or, in certain cases, with increasing interest rates), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company.”

You may receive shares of our common stock as distributions, which could result in adverse tax consequences to you.

In order to satisfy the annual distribution requirement applicable to RICs, we may have the ability to declare a portion of a distribution in shares of our common stock instead of in cash. As long as a portion of such distribution is paid in cash (which portion can be as low as 20%) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits would be a dividend for U.S. federal income tax purposes. If the portion of the distribution payable in cash is less than the total amount of cash payable to all stockholders electing to receive the distribution in cash, the amount of cash available for distribution will be pro-rated among all shareholders and the remaining portion of the distribution would be paid in shares of our common stock. As a result, a stockholder would be taxed on the entire distribution in the same manner as a cash distribution, even though all or a portion of the distribution was paid in shares of our common stock.

You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered regulated investment company for our current taxable year, there can be no assurance that we will in fact so qualify for any of our taxable years.

Our investments in CLO vehicles may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.

The CLO vehicles in which we will invest generally will constitute PFICs. Because we will acquire investments in PFICs (including equity tranche investments in CLO vehicles that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by us to our stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require us to recognize our share of the PFIC’s income for each year regardless of whether we receives any distributions from such PFIC. We must nonetheless distribute such income to maintain our status as a RIC. If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments in a CLO vehicle treated as a CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). If we are required to include such deemed distributions from a CFC in our income, it will be required to distribute such income to maintain our RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.

If we are required to include amounts in income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations.”

If a CLO vehicle in which we invest fails to comply with certain U.S. tax disclosure requirements, such CLO may be subject to withholding requirements that could materially and adversely affect our operating results and cash flows.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” imposes a withholding tax of 30% on payments of U.S. source interest and dividends, or gross proceeds from the disposition of an instrument that produces U.S. source interest or dividends paid after December 31, 2018, to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding our United States account holders and our United States owners. Most CLO vehicles in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect our operating results and cash flows.

If we do not receive timely distributions from our CLO investments, we could have difficulty qualifying as a RIC.

As discussed above, we are required to include in our taxable income our proportionate share of the income of certain CLO investments to the extent that such CLOs are PFICs for which we have made a qualifying electing fund, or “QEF” election, or are CFCs. To the extent that such CLOs fail to distribute their earnings and profits each year, we may have difficulty qualifying as a RIC. To qualify as a RIC, we must, among other thing, derive in each taxable year at least 90% of our gross income from certain sources specified in the Code, or the “90% Income Test.” Although the Code generally provides that the income inclusions from a QEF or a CFC will be “good income” for purposes of this 90% Income Test to the extent that the QEF or the CFC distribute such income to we in the same taxable year to which the income is included in our income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if we do not receive distributions from the QEF or CFC during such taxable year. The IRS has issued a series of private rulings in which it has concluded that all income inclusions from a QEF or a CFC included in a RIC’s gross income would constitute “good income” for purposes of the 90% Income Test. Such rulings are not binding on the IRS except with respect to the taxpayers to whom such rulings were issued. Recently, the IRS and U.S. Treasury Department issued proposed regulations that provide that the income inclusions from a QEF or a CFC would not be good income for purposes of the 90% Income Test unless we receive a cash distribution from such entity in the same year attributable to the included income. As a result, the income inclusions from a CLO that is a QEF or a CFC may not be “good income” for purposes of the 90% Income Test unless we receive a cash distribution from such entity in the same year attributable to the included income. If such income were not considered “good income” for purposes of the 90% Income Test, we may have difficulty qualifying as a RIC if the CLOs in which we invest do not distribute such income each year.

esTIMATED USE OF PROCEEDS

We intend to use substantially all of the proceeds from this offering, net of expenses and distributions, to lend to and invest in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion in accordance with our investment objectives and using the strategies described in this prospectus. In addition, we may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. The remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. However, we have no established limits on the use of proceeds from this offering, or the amount of funds we may use from available sources to make distributions to our stockholders (all of which may reduce the amount of capital we can ultimately invest in our assets). There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries. Further, it may take several months to fully invest the initial proceeds we receive in connection with this offering, depending on the availability of investment opportunities that are consistent with our investment objectives and strategies, the time needed to investigate, negotiate and execute the investments that we select and due to the fact that it will be difficult to commit to investments prior to the receipt of such proceeds.

Based on prevailing market conditions, and depending on our evaluation of the investment opportunities then available, we thereafter anticipate that we will invest the proceeds from each subscription closing in debt securities generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Pending such use, we will invest the net proceeds of this offering primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. See “Investment Advisory Agreement.”

The following tables set forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming the sale of the maximum offering amount. The current public offering price for our shares is subject to increase or decrease based upon, among other things, the net asset value per share. The amount of net proceeds may be more or less than the amount depicted in the tables below depending on the public offering price of shares of common stock and the actual number of shares of common stock we sell in this offering.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commissions and dealer manager fee, which make up the sales load may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

Pending investment of the proceeds of this offering in portfolio companies we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class A Shares.

	Sale of $150,000,000 of Class A Shares		Sale of $300,000,000 of Class A Shares
	Amount	%	Amount	%
Gross Proceeds	$150,000,000	100.00%	$300,000,000	100.00%
Less:
Sales Load	$9,000,000	6.00%	$18,000,000	6.00%
Offering Expenses	$3,000,000	2.00%	$6,000,000	2.00%
Operating expenses and working capital	$750,000	0.50%	$1,500,000	0.50%
Net Proceeds/Amount Available for Investments and Distribution Payments to Investors[2]	$137,250,000	91.50%	$274,500,000	91.50%

2 The North American Securities Administrators Association, or NASAA, Omnibus Guidelines require that organizational and offering expenses plus any type of acquisition fees, acquisition commissions or acquisition expenses be limited, in the aggregate, to 18% of the proceeds and that at least 82% of proceeds be invested in portfolio investments.

DISTRIBUTIONS

As a result of PWAY being the accounting survivor of the Merger, the distributions of FLEX (in the capacity as TPIC) and PWAY are discussed below.

General

Subject to our board of directors’ sole discretion and applicable legal restrictions, our board of directors authorizes and declares a monthly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board of directors. Each year a statement on Internal Revenue Service Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, and/or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders.

We may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from our Adviser. We have not established limits on the amount of funds we may use from available sources to make distributions.

It is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of stockholders’ investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to our Adviser. Moreover, a return of capital will generally not be taxable, but will reduce each stockholder’s cost basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when the common stock on which such return of capital was received is sold. Stockholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital). See “Material U.S. Federal Income Tax Considerations.”

We intend to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Although distributions paid in the form of additional shares of common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock. If stockholders hold shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional shares of our common stock under our distribution reinvestment plan in lieu of cash.

To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gain in excess of realized net long-term capital loss, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98% of our capital gain in excess of capital loss for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the Company Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

FLEX (TPIC) – Pre-Merger

Our net investment income (loss) totaled $(341,574) , ($192,229) and $370,788 ($(0.22), ($0.16) and $0.48 per share based on weighted average shares outstanding, respectively) for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table sets forth reconciliation between GAAP basis net investment income (loss) and tax basis net investment income (loss) for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018	2017	2016
GAAP basis net investment income (loss)	$(341,574)	$(192,229)	$370,788
Reversal of incentive fee accrual on unrealized gains	-	(334)	(35,216)
Other book-tax differences	-	-	-
Tax-basis net investment income (loss)	$(341,574)	$(192,563)	$335,572

The determination of the tax attributes of the Company’s distributions is made annually as of the end of the Company’s fiscal year based upon the Company’s taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to stockholders are reported to stockholders annually on Form 1099-DIV.

As of December 31, 2018, 2017 and 2016, the components of accumulated earnings on a tax basis were as follows:

	Year Ended December 31,
	2018	2017	2016
Distributable realized gains (long-term capital gains)	$(1,416,390)	$65,363	$21,925
Distributable ordinary income (loss) (income and short-term capital gains (loss))	(1,513,583)	(677,099)	8,525
Net unrealized appreciation (depreciation) on investments	(624,348)	(1,514,510)	1,666
Total	$(3,554,321)	$(2,126,246)	$32,116

The aggregate cost of the Company’s investments for U.S. federal income tax purposes totaled $13,173,585, $13,550,047, and $10,597,454 for the years ended December 31, 2018, 2017 and 2016, respectively. The aggregate net unrealized appreciation (depreciation) on investments on a tax basis was $(624,348), $(1,514,510), and $1,666 as of December 31, 2018, 2017 and 2016, respectively.

Our distributions previously were paid quarterly in arrears. On January 15, 2015, our board of directors declared a quarterly cash distribution for the fourth quarter of 2014 of $0.07545 per share payable on January 30, 2015, to stockholders of record as of January 20, 2015. In addition, on April 2, 2015, our board of directors declared a cash distribution for the first quarter of 2015 of $0.116 per share payable on April 13, 2015, to stockholders of record as of April 6, 2015. Beginning April 2015, we commenced the declaration and payment of monthly distributions, payable in advance, in each case, subject to the discretion of our board of directors and applicable legal restrictions.

The following table reflects the cash distributions per share that we have declared and paid on our common stock for the fiscal years ended December 31, 2018, 2017 and 2016:

	Distribution
	Per Share	Amount
Fiscal 2018
January 29, 2018	$0.0337	47,908
February 28, 2018	$0.0337	49,067
March 28, 2018	$0.0337	49,752
April 26, 2018	$0.0337	50,700
May 29, 2018	$0.0337	51,014
June 27, 2018	$0.0337	51,096
July 27, 2018	$0.0337	51,473
August 27, 2018	$0.0337	52,453
September 25, 2018	$0.0337	52,802
October 25, 2018	$0.0337	53,116
November 23, 2018	$0.0337	53,352
December 26, 2018	$0.0337	53,782

Fiscal 2017
January 27, 2017	$0.04000	39,407
February 24, 2017	$0.04000	41,323
March 23, 2017	$0.04000	42,513
April 27, 2017	$0.04000	44,526
May 25, 2017	$0.04000	46,364
June 23, 2017	$0.04000	47,861
July 21, 2017	$0.04000	48,678
August 29, 2017	$0.03417	44,767
September 28, 2017	$0.03417	45,500
October 26, 2017	$0.03417	46,109
November 27, 2017	$0.03370	46,685
December 26, 2017	$0.03370	47,326

Fiscal 2016
January 22, 2016	$0.04500	$25,244
February 16, 2016	$0.04500	$26,477
March 23, 2016	$0.04500	$30,271
April 21, 2016	$0.04500	$32,832
May 19, 2016	$0.04500	$34,950
June 23, 2016	$0.04500	$36,206
July 21, 2016	$0.04000	$32,318
August 25, 2016	$0.04000	$33,293
September 22, 2016	$0.04000	$33,877
October 20, 2016	$0.04000	$35,164
November 18, 2016	$0.04000	$37,327
December 20, 2016	$0.04000	$38,091

The following table reflects the sources of the cash distributions on a tax basis that we paid on our common stock during the years ended December 31, 2018, 2017 and 2016:

	2018		2017		2016
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Offering proceeds	$-	$-	$-	$-	$-	$-
Borrowings	-	-	-	-	-	-
Net investment income (prior to expense reimbursement)(1)	-	-	-	-	-	-
Short-term capital gains proceeds from the sale of assets	28,982	5%	47,998	9%	-	-
Long-term capital gains proceeds from the sale of assets	92,622	15%	-	-	-	-
Distributions from common equity (return of capital)	494,910	80%	493,061	91%	-	-
Expense reimbursement from sponsor	-	-	-	-	396,050	100%
Total	$616,514	100%	$541,059	100%	$396,050	100%

(1)	During the year ended December 31, 2018, 97.1% of the Company’s gross investment income was attributable to cash income earned, and 2.9% was attributable to non-cash accretion of discount.

PWAY (Accounting Survivor) – Pre-Merger

The following tables reflect the distributions per share that PWAY declared and paid or were payable to its stockholders during the period ended December 31, 2018. Stockholders of record as of each respective record date were entitled to receive the distribution

Record Date	Payment Date	Total Amount per Share Class A (a)	Total Amount per Share Class I(a)	Amount Distributed
July 5, 12, 19 and 26, 2018	July 30, 2018	0.06392	0.06404	42,124
August 2, 9, 16, 23 and 30, 2018	September 4, 2018	0.06405	0.06415	40,278
September 6, 13, 20 and 27, 2018	October 1, 2018	0.06075	0.06090	38,303
October 4, 11, 19 and 26, 2018	October 29, 2018	0.05960	0.05975	37,662
November 1, 8, 15, 23 and 29, 2018	December 3, 2018	0.05925	0.05940	36,845
December 6, 14, 21 and 28, 2018	December 31, 2018	0.05460	0.05476	33,618
Total declared and distributed for the six months ended December 31, 2018				$228,830

(a)Total amount per share represents the total distribution rate for the record dates indicated.

The following tables reflect the distributions per share that PWAY declared and paid or were payable to its stockholders during the fiscal years ended June 30, 2018, 2017, 2016. Stockholders of record as of each respective record date were entitled to receive the distribution.

Fiscal year ended June 30, 2018
Record Date	Payment Date	Total Amount per Share Class A(a)	Total Amount per Share Class I(a)	Amount Distributed
July 7, 14, 21 and 28, 2017	July 31, 2017	$0.07088	$0.07088	$44,525
August 4, 11, 18 and 25, 2017	August 28, 2017	0.07088	0.07088	44,975
September 1, 8, 15, 22 and 29, 2017(b)	October 2, 2017	0.08860	0.08860	56,963
October 6, 13, 20 and 27, 2017	October 30, 2017	0.07088	0.07088	46,861
November 2, 9, 16 and 25, 2017	November 27, 2017	0.07088	0.07088	46,903
November 30, 2017, December 7, 14, 21 and 28, 2017(b)	January 2, 2018	0.07825	0.07825	52,122
January 4, 11, 18 and 25, 2018	January 30, 2018	0.06224	0.06224	41,596
February 1, 8, 15 and 22, 2018	February 27, 2018	0.06880	0.06880	45,786
March 1, 8, 15, 22 and 29, 2018	April 2, 2018	0.08365	0.08370	56,074
April 5, 12, 19 and 26, 2018	April 30, 2018	0.06580	0.06585	44,514
May 3, 10, 17 and 24, 2018	May 28, 2018	0.06500	0.06510	42,632
May 31, 2018, June 7, 14, 21 and 28, 2018	July 2, 2018	0.06475	0.06485	42,568
Total declared and distributed for the year ended June 30, 2018				$565,519

(a) Total amount per share represents the total distribution rate for the record dates indicated.
(b) Includes bonus distributions.

Fiscal year ended June 30, 2017
Record Date	Payment Date	Total Amount per Share Class A	Total Amount per Share Class I	Amount Distributed
July 1, 8, 15, 22 and 29, 2016	August 1, 2016	$0.08630	$0.08630	$41,416
August 5, 12, 19 and 26, 2016	August 29, 2016	0.06904	0.06904	33,895
September 2, 9, 16, 23 and 30, 2016	October 3, 2016	0.08630	0.08630	43,735
October 7, 14, 21 and 28, 2016	October 31, 2016	0.06904	0.06904	35,973
November 4, 11, 18 and 25, 2016	November 28, 2016	0.06904	0.06904	36,668
December 2, 9, 16, 23 and 30, 2016	January 3, 2017	0.08630	0.08630	46,827
January 6, 13, 20 and 27, 2017	January 30, 2017	0.06904	0.06904	38,087
February 3, 10, 17 and 24, 2017	February 27, 2017	0.06904	0.06904	38,694
March 3, 10, 17, 24 and 31, 2017	April 3, 2017	0.08860	0.08860	50,827
April 7, 13, 21 and 28, 2017	May 1, 2017	0.07088	0.07088	41,355
May 5, 12, 19 and 26, 2017	May 30, 2017	0.07088	0.07088	42,523
June 2, 9, 16, 23 and 30, 2017	July 3, 2017	0.08860	0.08860	54,515
Total declared and distributed for the year ended June 30, 2017				$504,515

Fiscal year ended June 30, 2016
Record Date	Payment Date	Total Amount per Share Class A(a)	Total Amount per Share Class I(a)	Amount Distributed
October 2, 2015	October 5, 2015	$0.10	$0.10	$25,464
October 6, 16, 23, and 30, 2015	November 2, 2015	0.06904	0.06904	19,320
November 6, 13, 20, and 27, 2015	November 30, 2015	0.06904	0.06904	21,701
December 4, 11, 18, and 28, 2015	December 29, 2015	0.06904	0.06904	24,756
January 4, 8, 15, 22, and 29, 2016	February 1, 2016	0.08630	0.08630	32,022
February 5, 12, 19 and 26, 2016	February 29, 2016	0.06904	0.06904	27,338
March 4, 11, 18 and 28, 2016	March 29, 2016	0.06904	0.06904	28,793
April 1, 8, 15, 22, and 29, 2016	May 2, 2016	0.08630	0.08630	37,652
May 6, 13, 20, and 27, 2016	May 31, 2016	0.06904	0.06904	30,950
June 3, 10, 17 and 24, 2016	June 27, 2016	0.06904	0.06904	31,854
Total declared and distributed for the year ended June 30, 2016				$279,850

The tax character of PWAY’s distributions declared and paid to its stockholders during the fiscal years ended June 30, 2018, 2017 and 2016 were as follows:

	Year Ended June 30, 2018		Year Ended June 30, 2017		Year Ended June 30, 2016
Source of distribution	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Ordinary income	-	0.00%	-	0.00%	-	0.00%
Capital gain	161,753	28.60%	-	0.00%	-	0.00%
Return of capital	403,766	71.40%	504,515	100.00%	279,850	100.00%
	565,519	100.00%	504,515	100.00%	279,850	100.00%

EXPENSE LIMITATION AGREEMENT

Expense Reimbursement Agreement with the Former Adviser

On March 27, 2014, we and the Former Adviser entered into the Expense Reimbursement Agreement. The Expense Reimbursement Agreement was amended and restated effective April 5, 2018. Under the Expense Reimbursement Agreement, as amended, the Former Adviser, in consultation with the Company, would pay up to 100% of both our organizational and offering expenses and our operating expenses, all as determined by us and the Former Adviser. As used in the Expense Reimbursement Agreement, operating expenses referred to third party operating costs and expenses incurred by us, as determined under generally accepted accounting principles for investment management companies. Organizational and offering expenses included expenses incurred in connection with our organization and expenses incurred in connection with our offering, which are recorded as a component of equity. The Expense Reimbursement Agreement stated that until the net proceeds to us from our offering are at least $25 million, the Former Adviser may pay up to 100% of both our organizational and offering expenses and our operating expenses. After we received at least $25 million in net proceeds from our offering, the Former Adviser may, with our consent, continue to make expense support payments to us in such amounts as are acceptable to us and the Former Adviser. Any expense support payments were paid by the Former Adviser to the Company in any combination of cash, and/or offsets against amounts otherwise due from the Company to the Former Adviser.

As part of the Merger, the Former Adviser agreed to waive any amounts owed to it under the Expense Reimbursement Agreement.

Expense Limitation Agreement with the Adviser

Pursuant to the Expense Limitation Agreement between us and our Adviser (the “ELA”), our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit our Operating Expenses (as defined below) to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00% (the “Annual Limit”).  For purposes of the ELA, the term “Operating Expenses” with respect to the fund, is defined to include all expenses necessary or appropriate for the operation of the fund, including but not limited to our Adviser’s base management fee, any and all costs and expenses that qualify as line item “organization and offering” expenses in the financial statements of the fund as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses.

Any amount waived pursuant to the ELA is subject to repayment to our Adviser (an “ELA Reimbursement”) by us within the three years following the end of the quarter in which the waiver was made by our Adviser. If the ELA is terminated or expires pursuant to its terms, our Adviser maintains its right to repayment for any waiver it has made under the ELA, subject to the Repayment Limitations (discussed below).

Any ELA Reimbursement can be made solely in the event that we have sufficient excess cash on hand at the time of any proposed ELA Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over the fund’s actual Operating Expenses for such quarter and (ii) the amount of ELA Reimbursement which, when added to the fund’s expenses for such quarter, permits the fund to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of fund shares) (the “Distribution”) from the sum of (x) the fund’s net investment income (loss) for such quarter plus (y) the fund’s net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any ELA Reimbursement will be treated as an expense of the fund for such quarter, without regard to the GAAP treatment of such expense.  In the event that the fund is unable to make a full payment of any ELA Reimbursements due for any applicable quarter because the fund does not have sufficient excess cash on hand, any such unpaid amount shall become a payable of the fund for accounting purposes and shall be paid when the fund has sufficient cash on hand (subject to the Repayment Limitations); provided, that in the case of any ELA Reimbursements, such payment shall be made no later than the date that is three years following the end of the quarter in which the applicable waiver was made by our Adviser.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As a result of PWAY being the accounting survivor of the Merger, certain financial information and performance of operations regarding each of PWAY and FLEX pre-Merger are discussed below. The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under Company Act. Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We have elected and intend to continue to qualify annually to be taxed for U.S. federal income tax purposes as a RIC under the Code.

On August 10, 2018, we (in our capacity as TPIC) entered into an agreement and plan of merger with PWAY (which was amended and restated effective February 12, 2019) pursuant to which PWAY merged with and into TPIC and, as the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc.). TPIC’s board of directors and PWAY’s board of directors each approved the transaction. Completion of the Merger was subject to a number of conditions, including, among other things, the approval by TPIC’s stockholders and PWAY’s stockholders of the Merger and the Merger Agreement. The Merger was approved by TPIC’s stockholders at the 2019 Annual Meeting and by PWAY’s stockholders at a special meeting of stockholders held on March 15, 2019. The Merger was completed on March 31, 2019.

Prospect Flexible Income Management, LLC serves as our investment adviser. The engagement of the Adviser was approved by TPIC’s stockholders at the 2019 Annual Meeting, concurrently with the approval of the Merger and the Merger Agreement. Prospect Administration LLC, an affiliate of our Adviser, serves as our administrator and TFA Associates, LLC serves as our sub-administrator. We have engaged Triton Pacific Securities, LLC to serve as the dealer manager of our offering. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered.

This prospectus is part of a registration statement that we have filed with the SEC to register a continuous offering of our shares of common stock. We commenced our initial continuous public offering of shares through our initial registration statement (File No. 333-174873) that was declared effective by the SEC on September 4, 2012. Rule 415 promulgated under the Securities Act requires that a registration statement not be used for more than three years from its effective date, subject to a 180-day grace period. On September 2, 2015, we filed a registration statement with the SEC (File No. 333-206730) in order to continue our continuous public offering of shares for an additional three years or until all of the shares registered herein are sold. We are currently offering to sell our Class A Shares up to the maximum offering amount, at an offering price of $11.43 per Class A Share. Our offering is being conducted on a “best efforts” basis pursuant to a registration statement on Form N-2 filed with the SEC under the Securities Act. As of April 15, we have sold a total of 1,628,029.48 shares of common stock, including 82,246.63 shares issued pursuant to our distribution reinvestment plan, for gross proceeds of approximately $23,589,514, including the reduction due to $(604,017) in shares repurchased pursuant to the Company’s share repurchase program and 14,815 shares of common stock sold to our Former Adviser in exchange for gross proceeds of $200,003.

Our Adviser

Our Adviser is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. Our Adviser is controlled by Prospect Capital Management, who owns a majority of its voting units. Mr. Eliasek is the principal officer of the Adviser.

For information on the background of the investment personnel of the Adviser see “Portfolio Management—Investment Personnel.”

Investments

We intend to primarily lend to and invest in the debt of privately-owned U.S. middle market companies. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). We expect our target credit investments will typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size will vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We also expect to make our investments directly through the primary issuance by the borrower or in the secondary market.

We will generally source our investments primarily through our Adviser. We believe the investment management team of our Adviser has a significant amount of experience in the credit business, including originating, underwriting, principal investing and loan structuring. Our Adviser, through Prospect Capital Management, has access to over 106 professionals, including over 51 investment, origination and credit management professionals, and over 55 operations, marketing and distribution professionals, each with extensive experience in their respective disciplines.

We expect to dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured loans) and less invested in other types of credit instruments. The loans in which we intend to invest are often rated by a nationally recognized ratings organization, and generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation – also known as “high yield” or “junk bonds”). However, we may also invest in non-rated debt securities.

To seek to enhance our returns, we may employ leverage as market conditions permit and at the discretion of our Adviser, but in no event will leverage employed exceed the maximum amount permitted by the Company Act.

As part of our investment objective to generate current income, we expect that at least 70% of our investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt. We expect that up to 30% of our investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs. The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we have in the past and expect in the future to co-invest on a concurrent basis with certain affiliates, consistent with applicable regulations and our allocation procedures.  The parent company of our Adviser has received an exemptive order from the SEC granting the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed by our Adviser or certain affiliates, including us, Prospect Capital Corporation and Priority Income Fund, Inc., subject to certain conditions included therein. Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Additional Relationships and Related Party Transactions—Allocation of Investments.” These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. We intend to make all of our investments in compliance with the Company Act and in a manner that will not jeopardize our status as a BDC or RIC.

As a BDC, we are permitted under the Company Act to borrow funds to finance portfolio investments. To enhance our opportunity for gain, we intend to employ leverage as market conditions permit. At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. As a result, we are allowed to increase our leverage capacity. The use of leverage, although it may increase returns, may also increase the risk of loss to our investors, particularly if the level of our leverage is high and the value of our investments declines. For a discussion of the risks of leverage, see “Risk Factors – Risks Relating to Our Business and Structure.”

Revenues

We generate revenue in the form of dividends, interest and capital gains on the debt securities, equity interests and CLOs that we hold. In addition, we may generate revenue from our portfolio companies in the form of commitment, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees will be recognized as earned.

Expenses

Our primary operating expenses will be the payment of advisory fees and other expenses under the Investment Advisory Agreement. The advisory fees will compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments.

We will bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

●	corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and management services agreement;

●	the cost of calculating our net asset value, including the cost of any third-party valuation services;

●	the cost of effecting sales and repurchase of shares of our common stock and other securities;

●	investment advisory fees;

●	fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

●	transfer agent and custodial fees;

●	fees and expenses associated with marketing efforts;

●	federal and state registration fees;

●	federal, state and local taxes;

●	independent directors’ fees and expenses;

●	costs of proxy statements, stockholders’ reports and notices;

●	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

●	direct costs such as printing, mailing, long distance telephone, and staff;

●	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;

●	costs associated with our reporting and compliance obligations under the Company Act and applicable federal and state securities laws;

●	brokerage commissions for our investments;

●	legal, accounting and other costs associated with structuring, negotiating, documenting and completing our investment transactions;

●	all other expenses incurred by our Adviser, in performing its obligations, subject to the limitations included in the Investment Advisory Agreement; and

●	all other expenses incurred by either our Administrator or us in connection with administering our business, including payments to our Administrator under the Administration Agreement that will be based upon our allocable portion of its overhead and other expenses incurred in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief executive officer, chief compliance officer and chief financial officer and their respective staffs.

Reimbursement of our Administrator for Administrative Services

We will reimburse our Administrator for the administrative expenses necessary for its performance of services to us. Such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. However, such reimbursement is made in an amount equal to the lower of the Administrator’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location. We will not reimburse our Administrator for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of our Administrator.

Portfolio and Investment Activity

PWAY (Accounting Survivor) – Pre-Merger

During the six months ended December 31, 2018, there were no purchases of investment securities (excluding short-term securities). During the same period, sales and redemptions of investment securities (excluding short-term securities) were $2,068,610. As of December 31, 2018, our investment portfolio, with a total fair value of $7,943,823, consisted of interests in 23 portfolio companies (5% in senior secured bonds, 57% in senior unsecured bonds, and 38% in CLO – subordinated notes).

During the year ended June 30, 2018, purchases of investment securities (excluding short-term securities) were $4,551,898. During the same period, sales and redemptions of investment securities (excluding short-term securities) were $5,230,764. As of June 30, 2018, our investment portfolio, with a total fair value of $10,940,179, consisted of interests in 28 portfolio companies (5% in senior secured bonds, 67% in senior unsecured bonds, and 28% in CLO – subordinated notes).

During the year ended June 30, 2017, purchases of investment securities (excluding short-term securities) were $5,967,933. During the same period, sales and redemptions of investment securities (excluding short-term securities) were $2,829,360. As of June 30, 2017, our investment portfolio, with a total fair value of $12,060,436, consisted of interests in 28 portfolio companies (8% in second lien term loans, 7% in senior secured bonds, 71% in senior unsecured bonds, and 14% in CLO – subordinated notes).

Total Portfolio Activity

The following table presents certain selected information regarding our portfolio investment activity for the six months ended December 31, 2018, the year ended June 30, 2018 and the year ended June 30, 2017:

Net Investment Activity	Six months ended December 31, 2018	Year ended June 30, 2018	Year ended June 30, 2017
Purchases	$0	$4,551,898	$5,967,933
Sales and Redemptions	($2,068,610)	($5,230,764)	($2,829,360)
Net Portfolio Activity	($2,068,610)	($678,866)	$3,138,573

The table below describes investments by security type and enumerates the percentage, by fair value, of the total portfolio assets in such security types as of December 31, 2018, June 30, 2018 and June 30, 2017:

	December 31, 2018	June 30, 2018	June 30, 2017
Second Lien Term Loan	0%	0%	8%
Senior Secured Bonds	5%	5%	7%
Senior Unsecured Bonds	57%	67%	71%
CLO - Subordinated Notes	38%	28%	14%

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of December 31, 2018, June 30, 2018 and June 30, 2017:

	December 31, 2018	June 30, 2018	June 30, 2017
CLO	38%	28%	14%
Downstream	5%	12%	8%
Industrial	11%	9%	9%
Manufacturing	6%	5%	0%
Midstream	10%	15%	15%
Services	22%	19%	15%
Upstream	8%	12%	32%
Chemicals	0%	0%	4%
Coal	0%	0%	3%

FLEX (TPIC) – Pre-Merger

During the year ended December 31, 2018, we made investments in portfolio companies totaling $4,426,250. During the same period, we sold investments and received principal payments for proceeds of $4,412,312. As of December 31, 2018, our investment portfolio, with a total fair value of $11,882,849, consisted of interests in 29 portfolio companies (59.3% in first lien senior secured loans, 36.5% in second lien senior secured loans, and 4.2% in equity). The portfolio companies that comprised our portfolio as of such date had an average annual EBITDA of approximately $169.2 million. As of December 31, 2018, the investments in our portfolio were purchased at a weighted average price of 98.3% of par or stated value, the weighted average credit rating of the investments in our portfolio that were rated (constituting 95.8% of our portfolio based on the fair value of our investments) was B3 based upon the Moody’s scale. Our estimated gross annual portfolio yield was 7.82% based upon the amortized cost of our investments and was 8.59% on the debt portfolio alone. Our gross annual portfolio yield represents the expected yield to be generated by us on our investment portfolio based on the composition of our portfolio as of December 31, 2018. The portfolio yield does not represent an actual investment return to stockholders.

Total Portfolio Activity

The following tables present certain selected information regarding our portfolio investment activity for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
Net Investment Activity	2018	2017	2016
Purchases	$4,426,250	7,112,875	$6,285,875
Sales and Redemptions	(4,142,312)	(4,308,024)	(1,110,406)
Net Portfolio Activity	$283,938	$2,804,851	$5,175,469

The following table presents the composition of the total purchases for the years ended December 31, 2018, 2017 and 2016.

	December 31, 2018		December 31, 2017		December 31, 2016
	Purchases	Percentage of Portfolio	Purchases	Percentage of Portfolio	Purchases	Percentage of Portfolio
Senior Secured Loans — First Lien	$2,943,750	67%	$4,392,250	62%	$5,083,375	81%
Senior Secured Loans — Second Lien	1,482,500	33%	2,720,625	38%	1,202,500	19%
Subordinated Debt	-	0%	-	0%	-	0%
Equity/Other	-	0%	-	0%	-	0%
Total	$4,426,250	100%	$7,112,875	100%	$6,285,875	100%

The following tables summarize the composition of our investment portfolio at amortized cost and fair value as of December 31, 2018, 2017 and 2016:

	December 31, 2018			December 31, 2017			December 31, 2016
	Investments at Amortized Cost(1)	Investments at Fair Value	Fair Value Percentage of Total Portfolio	Investments at Amortized Cost(1)	Investments at Fair Value	Fair Value Percentage of Total Portfolio	Investments at Amortized Cost(1)	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured Loans — First Lien	$7,371,419	$7,050,980	60%	$7,714,423	$7,690,952	64%	$6,680,615	$6,761,313	64%
Senior Secured Loans — Second Lien	4,635,777	4,336,218	36%	3,919,236	3,806,683	32%	2,024,991	1,967,658	19%
Subordinated Debt	0	-	0%	666,389	-	0%	646,901	646,901	6%
Equity/Other	500,000	495,651	4%	1,250,000	537,903	4%	1,250,000	1,228,301	11%
Total	$12,507,196	$11,882,849	100%	$13,550,048	$12,035,538	100%	$10,602,507	$10,604,173	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

	December 31, 2018	December 31, 2017	December 31, 2016
Number of Portfolio Companies	29	32	35
% Variable Rate (based on fair value)	95.8%	95.5%	82.3%
% Fixed Rate (based on fair value)	0.0%	0.0%	6.1%
% Non-Income Producing Equity or Other Investments (based on fair value)	4.2%	4.5%	11.6%
Average Annual EBITDA of Portfolio Companies	169.2MM	162.3MM	114.6MM
Weighted Average Credit Rating of Investments that were Rated	B3	B2	B2
% of Investments on Non-Accrual	—	—	—
Gross Portfolio Yield Prior to Leverage (based on amortized cost)	0.1%	0.0%	6.7%

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of December 31, 2018, 2017 and 2016:

	December 31, 2018		December 31, 2017		December 31, 2016
Industry Classification	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio
Automotive Repair, Services, and Parking	$-	0.0%	$-	0.0%	$122,459	1.2%
Beverage, Food & Tobacco	1,678,908	14.1%	1,618,327	13.4%	1,162,891	11.0%
Business Services	3,079,325	25.9%	4,325,419	35.8%	2,793,526	26.3%
Construction & Building	417,375	3.5%	-	0.0%	-	0.0%
Consumer Services	1,284,399	10.8%	1,671,168	13.9%	955,659	9.0%
Energy: Oil & Gas	792,894	6.7%	337,488	2.8%	346,500	3.3%
Environmental	490,000	4.1%	-	0.0%	-	0.0%
Healthcare & Pharmaceuticals	1,461,343	12.2%	734,869	6.1%	1,403,008	13.2%
High Tech Industries	751,045	6.3%	833,178	6.9%	1,016,921	9.6%
Hotel, Gaming & Leisure	494,806	4.2%	352,809	2.9%	-	0.0%
Media: Diversified and Production	293,255	2.5%	334,586	2.8%	347,375	3.3%
Metals & Mining	495,625	4.2%	1,143,870	9.5%	245,625	2.3%
Paper and Allied Products	-	0.0%	-	0.0%	115,294	1.1%
Retail	-	0.0%	-	0.0%	712,500	6.7%
Specialty Finance	-	0.0%	-	0.1%	1,184,130	11.2%
Telecommunications	459,394	3.9%	496,322	4.2%	-	0.0%
Wholesale Trade-Nondurable Goods	184,480	1.6%	187,502	1.6%	198,285	1.8%
Total	$11,882,849	100.0%	$12,035,538	100.0%	$10,604,173	100.0%

We do not “control” any of our portfolio companies, each as defined in the Company Act. We are an affiliate of Injured Workers Pharmacy, LLC (held through ACON IWP Investors I, L.L.C.). In general, under the Company Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.

Portfolio Asset Quality

Prior to the Merger, we used an investment rating system to characterize and monitor the expected level of returns on each investment in our debt portfolio. All of the investments included in our rating systems refer to non-rated debt securities or rated debt securities that carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation also known as “junk bonds”).  These ratings are on a scale of 1 to 8 as follows:

1.	Highest quality obligors, minimal medium-term default risk; possibly moving towards investment grade status.

2.	High quality obligors, but not likely to move towards investment grade in the medium term; performing at or in excess of expected levels; solid liquidity; conservative credit statistics.

3.	Credits of with a history of performing with leverage (repeat issuers); moderate credit statistics currently performing at or in excess of expected levels; solid liquidity; no expectation of covenant defaults or third-party ratings downgrades.

4.	Credits new to the leveraged loan universe; currently performing within a range of expected performance; moderate to aggressive credit statistics.

5.	Credits new to the leveraged loan universe; currently performing within a range of expected performance; aggressive credit statistics or weak industry characteristics.

6.	Credits placed in this category are experiencing potential liquidity problems but the issues are not imminent (more than 12 months).

7.	Credits placed in this category are experiencing nearer-term liquidity problems (within 12 months).

8.	Credits placed in this category have experienced either a technical or actual payment default which may require a write-down within our respective portfolios.

Categories 1 through 5 are performing in line with expectation, while categories 6-8 are closely watched for or have experienced liquidity problems and/or default.

The following table shows the distribution of our investments on the 1 to 8 scale at fair value as of December 31, 2018, 2017 and 2016:

	December 31, 2018		December 31, 2017		December 31, 2016
Investment Rating	Fair Value	Percentage	Fair Value	Percentage	Fair Value	Percentage
1	$-	0.0%	$-	0.0%	$-	0.0%
2	238,318	2.1%	486,150	4.2%	-	0.0%
3	2,417,885	21.2%	4,067,859	35.4%	2,690,027	30.8%
4	3,261,849	28.6%	2,975,871	25.9%	2,689,677	30.8%
5	4,677,494	41.2%	3,508,571	30.5%	3,010,103	34.5%
6	607,652	5.3%	459,184	4.0%	339,164	3.9%
7	171,500	1.5%	-	0.0%	-	0.0%
8	12,500	0.1%	-	0.0%	-	0.0%
	$11,387,198	100.0%	$11,497,635	100.0%	$8,728,971	100.0%

On June 30, 2017, The Company made the decision to write down the carrying value of its investment in Javlin Financial LLC (“Javlin Financial”). The decision was due to performance issues within Javlin Financial’s core business and a breakdown in restructuring negotiations between the Company, its lenders, and Javlin Financial’s controlling shareholder. The full realized loss for the investments in Javlin was recognized in the fourth quarter of 2018.

Results of Operations

PWAY (Accounting Survivor) – Pre-Merger

Investment Income

For the six months ended December 31, 2018, we generated $598,971 in investment income in the form of interest and fees earned on our debt portfolio. Such revenues represent $315,813 of interest income from bonds and $283,158 of interest income from CLOs.

For the year ended June 30, 2018, we generated $1,298,317 in investment income in the form of interest and fees earned on our debt portfolio. Such revenues represent $823,444 of interest income from bonds and $474,873 of interest income from CLOs.

For the year ended June 30, 2017, we generated $1,179,924 in investment income in the form of interest and fees earned on our debt portfolio. Such revenues represent $842,124 of interest income from bonds and $337,800 of interest income from CLOs.

Operating Expenses

Total operating expenses before expense support totaled $1,105,972 for the six months ended December 31, 2018, and consisted of base management fees, administrator fees, amortization of offering costs, adviser shared service expense, valuation services expense, audit and tax expense, transfer agent fees and expenses, insurance expense, interest expense, report and notice to shareholder expense, legal expense, and other general and administrative fees. The base management fees for the year was $108,414. Pursuant to the Expense Limitation Agreement, the sponsor reimbursed the Company $181,029 for the six months ended December 31, 2018.

Total operating expenses before expense support totaled $1,984,880 for the year ended June 30, 2018, and consisted of base management fees, amortization of offering costs, adviser shared service expense, valuation services expense, audit and tax expense, transfer agent fees and expenses, insurance expense, interest expense, report and notice to shareholder expense, legal expense, and other general and administrative fees. The base management fees for the year was $264,101. Pursuant to the Expense Support and Conditional Reimbursement Agreement and the Expense Limitation Agreement, the sponsor reimbursed the Company $1,205,356 for the year ended June 30, 2018.

Total operating expenses before expense support totaled $1,655,397 for the year ended June 30, 2017, and consisted of base management fees, amortization of offering costs, adviser shared service expense, valuation services expense, audit and tax expense, transfer agent fees and expenses, insurance expense, interest expense, report and notice to shareholder expense, legal expense, and other general and administrative fees. The base management fees for the year was $213,802. Pursuant to the Expense Support and Conditional Reimbursement Agreement, the sponsor reimbursed the Company $865,348 for the year ended June 30, 2017.

Net Investment Income

Our net investment loss totaled ($325,972) for the six months ended December 31, 2018. Our net investment income totaled $518,793 for the year ended June 30, 2018. Our net investment income totaled $389,875 for the year ended June 30, 2017.

Net Realized Gains/Losses from Investments

We measure realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized.

For the six months ended December 31, 2018, we realized a net loss of ($45,453). For the year ended June 30, 2018, we realized a net gain on investments of $181,008. For the year ended June 30, 2017, we realized a net gain on investments of $17,839.

Net Unrealized Appreciation/Depreciation on Investments

Net change in unrealized appreciation on investments reflects the net change in the fair value of our investment portfolio. For the six months ended December 31, 2018, net increase in unrealized loss on investments totaled ($945,059).

For the year ended June 30, 2018, net increase in unrealized loss on investments totaled ($704,926).

For the year ended June 30, 2017, net increase in unrealized gain on investments totaled $357,968.

FLEX (TPIC) – Pre-Merger

Investment Income

For the years ended December 31, 2018, 2017 and 2016, we generated $1,164,891, $817,448 and $440,748 respectively, in investment income in the form of interest and fees earned on our debt portfolio. Such revenues represent $1,131,352 of cash income and $33,359 in non-cash portions related to the accretion of discounts and paid-in-kind interest for the year ended December 31, 2018. For the year ended December 31, 2017, such revenues represent $766,194 of cash income and $51,254 in non-cash portions related to the accretion of discounts and paid-in-kind interest for the year ended December 31, 2017. For the year ended December 31, 2016, such revenues represent $384,234 of cash income and $56,514 in non-cash portions related to the accretion of discounts and paid-in-kind interest.

Operating Expenses

Total operating expenses before reimbursement from the sponsor totaled $1,506,465 for the year ended December 31, 2018, and consisted of base management fees, adviser and administrator reimbursements, professional fees, insurance expense, directors’ fees and other general and administrative fees. The base management fees for the year were $359,120 and the incentive fees for the year were $0. Pursuant to the Expense Reimbursement Agreement (discussed below), the sponsor reimbursed the Company $0 for the year ended December 31, 2018.

Total operating expenses before reimbursement from the sponsor totaled $1,090,524 for the year ended December 31, 2017, and consisted of base management fees, adviser and administrator reimbursements, professional fees, insurance expense, directors’ fees and other general and administrative fees. The base management fees for the year were $334,224 and the incentive fees for the year were ($334). Pursuant to the Expense Reimbursement Agreement (discussed below), the sponsor reimbursed the Company $80,847 for the year ended December 31, 2017.

Total operating expenses before reimbursement from the sponsor totaled $741,022 for the year ended December 31, 2016, and consisted of base management fees, adviser and administrator reimbursements, professional fees, insurance expense, directors’ fees and other general and administrative fees. The base management fees for the year were $225,492 and the incentive fees for the year were ($35,216). Pursuant to the Expense Reimbursement Agreement (discussed below), the sponsor reimbursed the Company $671,062 for the year ended December 31, 2016.

Our other general and administrative expenses totaled $70,278, $27,459 and $17,718 for the years ended December 31, 2018, 2017, and 2016, respectively, and consisted of the following:

	Year Ended December 31,
	2018	2017	2016
Licenses and permits	$1,036	$413	$-
Taxes	800	1,103	1,363
Printing fees	19,333	10,374	8,747
Outside Services	2,278	12,719	-
Travel expenses	39,737	1,056	6,150
Other	7,094	1,794	1,458
Total	$70,278	$27,459	$17,718

Net Investment Income

Our net investment income (loss) totaled $(341,574) , ($192,229) and $370,788 ($(0.22), ($0.16) and $0.48 per share based on weighted average shares outstanding, respectively) for the years ended December 31, 2018, 2017 and 2016, respectively.

Net Realized Gains/Losses from Investments

We measure realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized.

For the year ended December 31, 2018, we received proceeds from sales and repayments on unaffiliated investments of $4,142,312, from which we realized a net gain of $56,240. We fully realized the unrealized loss at Javlin Financial for a net realized loss of $(1,416,389.) The net realized loss for the year ended December 31, 2018 was $(1,360,149). For the year ended December 31, 2017, we received proceeds from sales and repayments of $4,308,024, from which we realized a net gain of $91,436. For the year ended December 31, 2016, we received proceeds from sales and repayments of $1,110,406, from which we realized a net gain of $19,731.

Net Unrealized Appreciation/Depreciation on Investments

Net change in unrealized appreciation on investments reflects the net change in the fair value of our investment portfolio. For the years ended December 31, 2018, 2017 and 2016, net unrealized appreciation (depreciation) totaled $890,163 , ($1,516,176) and ($176,082), respectively. For the year ended December 31, 2018, this unrealized appreciation consisted of $(483,974) in depreciation on unaffiliated investments, and $1,374,137 in unrealized appreciation on affiliated investments due to the realization of prior unrealized losses at Javlin Financial.

Changes in Net Assets from Operations

For the year ended December 31, 2018, we recorded a net income of $(811,560) versus net income of ($1,616,969) for the year ended December 31, 2017 and net income of $214,437 for the year ended December 31, 2016.

Based on 1,522,181.72 weighted average common shares outstanding for the year ended December 31, 2018, basic and diluted, our per share net decrease in net assets resulting from operations was $(0.53) for the year ended December 31, 2018.

Based on 1,203,418.47 weighted average common shares outstanding for the year ended December 31, 2017, basic and diluted, our per share net decrease in net assets resulting from operations was ($1.34) for the year ended December 31, 2017.

Based on 777,680 weighted average common shares outstanding for the year ended December 31, 2016, basic and diluted, our per share net increase in net assets resulting from operations was $0.28 for the year ended December 31, 2016.

Financial Condition, Liquidity and Capital Resources

We will generate cash primarily from the net proceeds of our offering, and from cash flows from fees (such as management fees), interest and dividends earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of funds will be investments in companies, and payments of our expenses and distributions to holders of our common stock.

The offering of our common stock represents a continuous offering of our shares. The initial offering of our common stock commenced on September 4, 2012 and terminated on March 1, 2016. On March 17, 2016, we commenced the follow-on offering of our common stock, which follow-on offering is currently ongoing. We have filed post-effective amendments to our registration statement to allow us to continue our offering for up to three years from the date of initial effectiveness of such registration statement and have filed a new registration statement, which is subject to review by the SEC, to allow us to continue this offering for up to three years from the date that such new registration statement is declared effective by the SEC. See “About this Prospectus” for additional information. The Dealer Manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum investment in shares of our common stock is $5,000.

We will sell our shares on a continuous basis at a price of $11.43 per share. To the extent our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In connection with each closing, our board of directors or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling shares of our common stock at a price per share which, after deducting upfront selling commissions, if any, is below the then-current net asset value per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we appropriately publish the updated information.

During the year ended December 31, 2018, we sold 187,732.59 shares of our common stock for gross proceeds of $2,427,107 at an average price per share of $12.93. The gross proceeds received during the year ended December 31, 2018 include reinvested stockholder distributions of $346,702 for which we issued 29,466.05 shares of common stock. The sales commissions and dealer manager fees related to the sale of our common stock were $199,991 for the year ended December 31, 2018. These sales commissions and fees include $38,416 retained by the dealer manager, Triton Pacific Securities, LLC, which is partially owned by one of our directors, Craig Faggen. Our offering expenses are capitalized as deferred offering expenses and then subsequently expensed over a 12-month period.

We may borrow funds to make investments at any time, including before we have fully invested the proceeds of our offering, to the extent we determine that additional capital would allow us to take advantage of investment opportunities, or if our board of directors determines that leveraging our portfolio would be in our best interests and the best interests of our stockholders. We have not yet decided, however, whether, and to what extent, we will finance portfolio investments using debt. We do not currently anticipate issuing any preferred stock.

Contractual Obligations

We have entered into certain contracts under which we have material future commitments. On March 31, 2019, we entered into the Investment Advisory Agreement with Prospect Flexible Income Management, LLC in accordance with the Company Act. The Investment Advisory Agreement became effective upon consummation of the Merger. Prospect Flexible Income Management serves as our investment adviser in accordance with the terms of the Investment Advisory Agreement. Payments under the Investment Advisory Agreement in each reporting period will consist of (i) a management fee equal to a percentage of the value of our gross assets and (ii) income and capital gains incentive fees based on our performance.

On March 31, 2019, we entered into the Administration Agreement with Prospect Administration pursuant to which Prospect Administration furnishes us with administrative services necessary to conduct our day-to-day operations. The Administration Agreement with Prospect Administration became effective upon consummation of the Merger. We reimburse Prospect Administration for its allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and its allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs and other administrative support personnel. We have engaged Bank of New York Mellon and affiliated entities to act as our custodian. We have also contracted with Phoenix American Financial Services to act as our transfer agent, plan administrator, distribution paying agent and registrar.

If any of our contractual obligations discussed above are terminated, our costs may increase under any new agreements that we enter into as replacements. We would also likely incur expenses in locating alternative parties to provide the services we expect to receive under the Investment Advisory Agreement and the Administration Agreement. Any new investment advisory agreement would also be subject to approval by our stockholders.

Off-Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not have any off-balance sheet financings or liabilities.

Distributions

We elected to be treated, beginning with our fiscal year ending December 31, 2012, and intend to qualify annually thereafter, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

Our board of directors has authorized, and has declared, cash distributions on our common stock on a monthly basis since the second quarter of 2015. The amount of each such distribution is subject to our board of directors’ discretion and applicable legal restrictions related to the payment of distributions. We calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and distributions will begin to accrue on the date we accept subscriptions for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board of directors. Each year a statement on Internal Revenue Service Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, and/or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, when we make a distribution, stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. Any distributions reinvested under the plan will nevertheless remain taxable to U.S. stockholders. See “Distribution Reinvestment Plan.”

See “Distributions” for additional information regading our distributions and RIC status.

Related Party Transactions

We have entered into an investment and advisory agreement with Prospect Flexible Income Management, LLC in which certain members of our senior management hold an equity interest. Members of our senior management also serve as principals of other investment managers affiliated with our Adviser that do and may in the future manage investment funds, accounts or other investment vehicles with investment objectives similar to ours.

We have entered into an administration agreement with Prospect Administration LLC in which certain members of our senior management hold an equity interest and act as principals.

We have entered into a dealer manager agreement with Triton Pacific Securities, LLC and will pay them a fee of up to 6% of gross proceeds raised in the offering, some of which will be re-allowed to other participating broker-dealers. Triton Pacific Securities, LLC is an affiliated entity of the Former Adviser and TFA, and is partially owned by one of our directors, Craig Faggen.

We have entered into an expense limitation agreement with our Adviser pursuant to which our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive under the Investment Advisory Agreement in order to limit our Operating Expenses to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00%. See “Expense Limitation Agreement” below.

Investment Advisory Fees

Pursuant to the Investment Advisory Agreement, we pay our Adviser a fee for investment advisory and management services consisting of a base management fee and an incentive fee. The cost of both the base management fee payable to our Adviser and any incentive fees it earns will ultimately be borne by our stockholders.

Base Management Fee

The base management fee will be calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets (including amounts borrowed for investment purposes) and payable quarterly in arrears. For the first quarter of our operations commencing with the date of the Investment Advisory Agreement, the base management fee will be calculated based on the average value of our total assets as of the date of the Investment Advisory Agreement and at the end of the calendar quarter in which the date of the Investment Advisory Agreement falls, and will be appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Subsequently, the base management fee will be payable quarterly in arrears, and will be calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and will be appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter will be appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.

Incentive Fee

The incentive fee consists of two parts: (1) the subordinated incentive fee on income and (2) the capital gains incentive fee.

Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding calendar quarter. For this purpose “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receives) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and subordinated incentive fee on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, will be compared to a preferred return, or “hurdle,” of 1.5% per quarter (6.0% annualized) and a “catch-up” feature measured as of the end of each calendar quarter. Operating expenses are included in the calculation of the subordinated incentive fee on income.

A subordinated incentive fee on income for each calendar quarter will be paid to our Adviser as follows:

●	No incentive fee is payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the fixed preferred return rate of 1.5%, or the fixed preferred return.

●	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the fixed preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the fixed preferred return but is less than or equal to 1.875%) as the “catch-up.” The effect of the “catch-up” provision is that, if our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.875% in any calendar quarter, our Adviser will receive 20.0% of our pre-incentive fee net investment income as if a preferred return did not apply.

●	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) is payable to our Adviser. This reflects that once the fixed preferred return is reached and the catch-up is achieved, 20.0% of all pre-incentive fee net investment income thereafter is allocated to our Adviser.

Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to our Adviser, we will calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception. Operating expenses are not taken into account when determining capital gains incentive fees.

See “Investment Advisory Agreement” for a description of the investment advisory fees payable to our Adviser pursuant to the Investment Advisory Agreement.

Expense Limitation Agreement

Expense Reimbursement Agreement with our Former Adviser

On March 27, 2014, we and our Former Adviser entered into the Expense Reimbursement Agreement. The Expense Reimbursement Agreement was amended and restated effective April 5, 2018. Under the Expense Reimbursement Agreement, as amended, our Former Adviser, in consultation with the Company, could pay up to 100% of both our organizational and offering expenses and our operating expenses, all as determined by us and our Former Adviser. The Expense Reimbursement Agreement stated that until the net proceeds to us from our offering are at least $25 million, our Former Adviser could pay up to 100% of both our organizational and offering expenses and our operating expenses. After we received at least $25 million in net proceeds from our offering, our Former Adviser could, with our consent, continue to make expense support payments to us in such amounts as are acceptable to us and our Former Adviser. The Expense Reimbursement Agreement terminated on December 31, 2018. Our Former Adviser has agreed to reimburse a total of $5,292,192 as of December 31, 2018. However, as part of the Merger, the Former Adviser agreed to waive any amounts owed to it under the Expense Reimbursement Agreement.

Expense Limitation Agreement with the Adviser

Pursuant to the ELA, our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit our Operating Expenses (as defined below) to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00% (the “Annual Limit”).  For purposes of the ELA, the term “Operating Expenses” with respect to the fund, is defined to include all expenses necessary or appropriate for the operation of the fund, including but not limited to our Adviser’s base management fee, any and all costs and expenses that qualify as line item “organization and offering” expenses in the financial statements of the fund as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses.

Any amount waived pursuant to the ELA is subject to repayment to our Adviser (an “ELA Reimbursement”) by us within the three years following the end of the quarter in which the waiver was made by our Adviser. If the ELA is terminated or expires pursuant to its terms, our Adviser maintains its right to repayment for any waiver it has made under the ELA, subject to the Repayment Limitations (discussed below).

Any ELA Reimbursement can be made solely in the event that we have sufficient excess cash on hand at the time of any proposed ELA Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over the fund’s actual Operating Expenses for such quarter and (ii) the amount of ELA Reimbursement which, when added to the fund’s expenses for such quarter, permits the fund to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of fund shares) (the “Distribution”) from the sum of (x) the fund’s net investment income (loss) for such quarter plus (y) the fund’s net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any ELA Reimbursement will be treated as an expense of the fund for such quarter, without regard to the GAAP treatment of such expense.  In the event that the fund is unable to make a full payment of any ELA Reimbursements due for any applicable quarter because the fund does not have sufficient excess cash on hand, any such unpaid amount shall become a payable of the fund for accounting purposes and shall be paid when the fund has sufficient cash on hand (subject to the Repayment Limitations); provided, that in the case of any ELA Reimbursements, such payment shall be made no later than the date that is three years following the end of the quarter in which the applicable waiver was made by our Adviser.

Critical Accounting Policies

This discussion of our expected operating plans is based upon our expected financial statements, which will be prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements will require our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we will describe our critical accounting policies in the notes to our future financial statements.

Valuation of Investments

We follow guidance under U.S. GAAP, which classifies the inputs used to measure fair values into the following hierarchy:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2. Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities on an inactive market, or other observable inputs other than quoted prices.

Level 3. Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

Investments for which market quotations are readily available are valued at such market quotations and are classified in Level 1 of the fair value hierarchy.

Securities traded on a national securities exchange are valued at the last sale price on such exchange on the date of valuation or, if there was no sale on such day, at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities traded on the Nasdaq market are valued at the Nasdaq official closing price (“NOCP”) on the day of valuation or, if there was no NOCP issued, at the last sale price on such day. Securities traded on the Nasdaq market for which there is no NOCP and no last sale price on the day of valuation are valued at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price.

Securities traded in the over-the-counter market are valued by an independent pricing agent or more than one principal market maker, if available, otherwise a principal market maker or a primary market dealer. We value over-the-counter securities by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent pricing agent and screened for validity by such service. Such securities are categorized in Level 2 of the fair value hierarchy.

With respect to investments for which market quotations are not readily available, or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process for each quarter, as described below, and such investments are classified in Level 3 of the fair value hierarchy:

1.	Each portfolio investment is reviewed by investment professionals of the Adviser with the independent valuation firm engaged by our board of directors.

2.	The independent valuation firm prepares independent valuations based on its own independent assessments and issue its report.

3.	The audit committee of our board of directors (the “Audit Committee”) reviews and discusses with the independent valuation firm the valuation report, and then makes a recommendation to our board of directors of the value for each investment.

4.	Our board of directors discusses valuations and determines the fair value of such investments in our portfolio in good faith based on the input of the Adviser, the respective independent valuation firm and the Audit Committee.

Generally, our investments in loans are classified as Level 3 fair value measured securities under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) and are valued utilizing a combination of yield analysis and discounted cash flow technique, as appropriate. The yield analysis uses loan spreads and other relevant information implied by market data involving identical or comparable assets or liabilities. The discounted cash flow technique converts future cash flows or earnings to a range of fair values from which a single estimate may be derived utilizing an appropriate yield, i.e. discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts.

Our investments in CLOs are classified as Level 3 fair value measured securities under ASC 820 and are valued using both a discounted single-path cash flow model and a discounted multi-path cash flow model. The CLO structures are analyzed to identify the risk exposures and to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations, which is a simulation used to model the probability of different outcomes, to generate probability-weighted (i.e., multi-path) cash flows from the underlying assets and liabilities. These cash flows, after payments to debt tranches senior to our equity positions, are discounted using appropriate market discount rates, and relevant data in the CLO market as well as certain benchmark credit indices are considered, to determine the value of each CLO investment. In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the multi-path cash flows. We are not responsible for and have no influence over the asset management of the portfolios underlying the CLO investments we hold, as those portfolios are managed by non-affiliated third party CLO collateral managers. The main risk factors are default risk, prepayment risk, interest rate risk, downgrade risk, and credit spread risk.

The types of factors that are taken into account in fair value determination include, as relevant, market changes in expected returns for similar investments, performance improvement or deterioration, security covenants, call protection provisions, and information rights, the nature and realizable value of any collateral, the issuer’s ability to make payments and its earnings and cash flows, the principal markets in which the issuer does business, comparisons to traded securities, and other relevant factors.

Securities Transactions

Securities transactions are recorded on trade date. Realized gains or losses on investments are calculated by using the specific identification method.

Revenue Recognition

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Accretion of such purchase discounts or amortization of such premiums is calculated using the effective interest method as of the settlement date and adjusted only for material amendments or prepayments. Upon the prepayment of a bond, any unamortized discount or premium is recorded as interest income.

Interest income from investments in the “equity” positions of CLOs (typically income notes or subordinated notes) is recorded based on an estimation of an effective yield to expected maturity utilizing assumed future cash flows. The Company monitors the expected cash inflows from CLO equity investments, including the expected residual payments, and the estimated effective yield is determined and updated periodically.

Due to and from Adviser

Amounts due from the Adviser are for payments under the ELA and amounts due to the Adviser are for base management fees, incentive fees, routine non-compensation overhead, operating expenses paid on our behalf and offering and organization expenses paid on our behalf. The due to and due from Adviser balances are presented net on the Statement of Assets and Liabilities in accordance with ASC 210-20-45-1 because the amounts owed between the two parties are determinable, we have the right to offset the amount owed from the Adviser against the amount that we owe the Adviser and we intend to offset these balances. Amounts included on the Statement of Assets and Liabilities are presented net only to the extent that we or the Adviser have a current obligation to pay the amounts. All balances due from the Adviser are settled quarterly.

Payment-in-Kind Interest

We may have investments in our portfolio that contain a PIK interest provision. Any PIK interest will be added to the principal balance of such investments and is recorded as income, if the portfolio company valuation indicates that such PIK interest is collectible. In order to maintain our status as a RIC, substantially all of this income must be paid out to stockholders in the form of distributions, even if we have not collected any cash.

Offering Costs and Expenses

We will incur certain costs and expenses in connection with registering to sell shares of our common stock in connection with this offering. These costs and expense principally relate to certain professional and filing fees and other fees, including, but not limited to, costs and expenses for legal, accounting, printing and certain marketing and other services.

Dividends and Distributions

Dividends and distributions to stockholders, which are determined in accordance with U.S. federal income tax regulations, are recorded on the record date. The amount to be paid out as a dividend or distribution is approved by our board of directors. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually.

U.S. Federal Income Taxes

We elected to be treated, beginning with our fiscal year ending December 31, 2012, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To maintain our RIC tax treatment, we must, among other things, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.

SENIOR SECURITIES

As a result of PWAY being the accounting survivor in the Merger, the senior securities shown in the below table are those of PWAY and are as of December 31, 2018 (unaudited) and each fiscal year ended June 30 since it commenced operations, including fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016. The report of our independent registered public accounting firm on the senior securities table as of each year ended as of June 30 since PWAY commenced operations, unless otherwise noted, is attached as, or incorporated by reference to, an exhibit to the registration statement of which this prospectus is a part.

	Total Amount Outstanding	Asset Coverage per Unit(1)	Involuntary Liquidating Preference per Unit(2)	Average Market Value per Unit(2)
Credit facility

December 31, 2018 (unaudited)	$600,000	$11,524	-	-

Fiscal 2018	1,350,000	$7,191	-	-

Fiscal 2017	2,625,000	4,204	-	-

Fiscal 2016	1,250,000	5,781	-	-

(1) The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(2) This column is inapplicable.

BUSINESS DEVELOPMENT COMPANY OVERVIEW

A BDC is a category of investment company, regulated under the Company Act, created by legislation in 1980 designed to promote investment in small businesses. Congress authorized investment companies meeting certain qualifications to elect BDC status in order to facilitate the flow of capital to private companies and smaller public companies that do not have access to public capital markets or other conventional forms of financing. The Company Act provides a body of regulation for investment companies whose shares are offered to the public and regulates investment companies registered under the Company Act such as mutual funds. While not registered under the Company Act, BDCs are subject to regulatory requirements under the Company Act.

Most BDCs are operated so as to qualify as a RIC for U.S. federal income tax purposes because a RIC generally is not subject to corporate-level U.S. federal income tax on any of its ordinary income and long-term capital gain that it distributes to its stockholders, so long as it distributes at least 90% of its “investment company taxable income” to its stockholders in a timely manner and meets certain asset diversification and income requirements.

We believe the BDC structure provides the following benefits to individual investors:

●	Access to investments that have historically been accessible outside the BDC model generally only by high-net-worth and institutional investors (such as pension funds and endowments) primarily due to high minimum investment requirements;

●	Investments managed by professionals typically unavailable to individual investors with specialized expertise and experience necessary to fully understand and evaluate investment opportunities and manage investment holdings;

●	Potential to reduce risk by diversifying an individual’s investment over a portfolio of assets without requiring a large investment; and

●	Investor protection under the Company Act, a substantive regulatory and disclosure regime designed to, among other things, limit opportunities for overreaching by affiliates of the BDC.

Transaction Types

The companies in which BDCs typically invest require capital for a number of different purposes, including management buyouts, leveraged buyouts, recapitalizations and growth and acquisition financing.

●	Management Buyouts. Management buyouts often occur when business owners, often for estate planning reasons, seek to transition out of an investment, but existing management desires to remain with the company to realize what they perceive as its potential for significant value creation. In such transactions, company management will often seek a financial sponsor to aid in the purchase of the company through a combination of equity and debt. BDCs assist in providing capital for these purposes.

●	Leveraged Buyouts. Leveraged buyouts occur when financial investors such as private equity firms purchase companies, often with the use of additional leverage placed on the balance sheet of the company. This leverage can include several layers, including senior secured, second lien and mezzanine debt. BDCs often serve as partners in structuring the lender’s syndicate responsible for this leverage.

●	Recapitalizations. Recapitalizations occur when firms can benefit by changing their capital structure to enhance equity returns and/or allow existing investors to realize value through a significant, one-time distribution. In some instances, firms may be able to support additional debt due to growth in profitability and in other cases may seek external investment to partially or fully replace existing investors. Recapitalizations are also a key means of exit for institutional investors that are required to return capital to their stakeholders at the end of the funds’ lives.

●	Growth and Acquisition Financings. Growth and acquisition financings occur when private firms need capital to fund growth opportunities. Private firms represent a significant portion of the growth segment of the U.S. economy and these firms often do not have adequate internally generated cash flow to fund growth organically or through acquisitions. These firms usually seek capital from external sources, including banks, mezzanine lenders, private equity firms and venture capital firms.

INVESTMENT OBJECTIVES AND STRATEGIES

General

Our Company

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Company Act. Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We have also elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

Our Adviser manages our investment activities, subject to the overall supervision of our board of directors. We believe the investment management team of our Adviser has a significant amount of experience in the credit business, including originating, underwriting, principal investing and loan structuring. Our Adviser, through Prospect Capital Management, has access to over 106 professionals, including over 51 investment, origination and credit management professionals, and over 55 operations, marketing and distribution professionals, each with extensive experience in their respective disciplines.

We expect to dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured loans) and less invested in other types of credit instruments. The loans in which we intend to invest are often rated by a nationally recognized ratings organization, and generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation – also known as “high yield” or “junk bonds”). However, we may also invest in non-rated debt securities.

To seek to enhance our returns, we may employ leverage as market conditions permit and at the discretion of our Adviser, but in no event will leverage employed exceed the maximum amount permitted by the Company Act.

As part of our investment objective to generate current income, we expect that at least 70% of our investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). We expect that up to 30% of our investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs. The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. The CLOs include a diversified portfolio of broadly syndicated loans and do not have direct exposure to real estate or mortgages. A CLO is a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the senior secured loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). The rated debt tranches consist of long-term, financing with specified financing terms, including floating interest rates at a stated spread to LIBOR. The equity tranche represents the most junior tranche in the CLO capital structure. The equity tranche is typically not rated and is subordinated to the debt tranches. The holders of equity tranche interests are typically entitled to any cash reserves that form part of the structure at the point at which such reserves are permitted to be released. The equity tranche captures available payments at the bottom of the payment waterfall, after operational and administrative costs of the CLO and servicing of the debt securities.

Investment Objectives and Strategy

Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect our target credit investments will typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size will vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to make our investments directly through the primary issuance by the borrower or in the secondary market.

Our principal focus is to invest primarily in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt of private middle market U.S. companies in a broad range of industries. In addition, we expect to invest up to 30% of our portfolio of investments in other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs. The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans.

When identifying prospective portfolio companies, we expect to focus primarily on the attributes set forth below, which we believes should help us generate attractive total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believes the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we chooses to invest. These attributes are:

●	Defensible market positions. We seek to invest in companies that have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

●	Proven management teams. We expect to focus on companies that have experienced management teams with an established track record of success.

●	Allocation among various issuers and industries. We seek to allocate our portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate adverse impact on the value of our portfolio.

●	Viable exit strategy. We will attempt to invest a majority of our assets in securities that may be sold in a privately negotiated over-the-counter market or public market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For investments that are not able to be sold within this market, we intend to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

●	Investing in stable companies with positive cash flow. We seek to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest to any significant degree in start-up companies, turnaround situations or companies with speculative business plans.

●	Private equity sponsorship. Often, we will seek to participate in transactions sponsored by what we believe to be sophisticated and seasoned private equity firms. Our Adviser’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an endorsement of the quality of the investment. Further, by co-investing with such experienced private equity firms which commit significant sums of equity capital ranking junior in priority of payment to our debt investments, we may benefit from the due diligence review performed by the private equity firm, in addition to our own due diligence review. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise, which could provide additional protections for our investments.

We will be subject to certain regulatory restrictions in making our investments. The parent company of our Adviser has received an exemptive order from the SEC granting the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed by our Adviser or certain affiliates, including us, Prospect Capital Corporation and Priority Income Fund, Inc. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or our affiliates in accordance with such Order and existing regulatory guidance. None of our investment policies are fundamental and all may be changed without prior notice and without stockholder approval.

Post-Merger Business Growth

We may grow our business and attempt to increase assets under management by pursuing growth through acquisitions of other BDCs or registered investment companies, acquisitions of critical business partners or other strategic initiatives. We intend to pursue acquisitions of other businesses or financial products complementary to our business when we believe such acquisitions can add substantial value or generate substantial returns. Over the past several years, we have been in contact with various potential merger partners and have recently had some conversations with other funds about possible merger transactions involving us. However, to date, we have not entered into any commitments relating to any acquisitions or other strategic transactions (other than the Merger) and there can be no assurance that any such complimentary business opportunities will be identified or that any such acquisitions will be completed.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the senior secured first lien loan and senior secured second lien loan asset classes, as well as investments in debt and equity securities of middle market companies.

Opportunity in Middle Market Private Companies

We believe the middle market lending environment provides opportunities for us to meet our objective of making investments that generate attractive risk-adjusted returns as a result of a combination of the following factors:

Large Addressable Market. According to Thomson Reuters LPC, institutional leveraged loan issuance (senior secured loans and second lien secured loans) reached a record high in 2017 at approximately $919 billion. We believe that there exists a large number of prospective lending opportunities for lenders, which should allow us to generate substantial investment opportunities and build an attractive portfolio of investments.

Strong Demand for Debt Capital. We expect that private equity firms will continue to be active investors in middle market companies. These private equity funds generally seek to leverage their investments by combining their capital with loans provided by other sources, and we believe that our investment strategy positions us well to invest alongside such private equity investors. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $954 billion as of September 2017, will continue to drive deal activity.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to larger companies. In addition, as compared to larger companies, middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions.

Attractive Deal Structure and Terms

We believe senior secured debt provides strong defensive characteristics. Because this debt has priority in payment among an issuer’s security holders (i.e., holders are due to receive payment before junior creditors and equityholders), they carry less potential risk than other investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. They generally also carry restrictive covenants aimed at ensuring repayment before junior creditors, such as most types of unsecured bondholders, and other security holders and preserving collateral to protect against credit deterioration.

The chart below illustrates examples of the collateral used to secure senior secured first lien debt and senior secured second lien debt.

Investments in Floating Rate Debt

A large portion of the investments we expect to make in middle market companies are expected to be in the form of floating rate debt instruments. These floating rate debt instruments are expected to be below investment grade rated (which are often referred to as “high yield” or “junk”). Floating rate loans have a base rate that adjusts periodically plus a spread over the base rate. The base rate is typically the three-month London Interbank Offered Rate (“LIBOR”), and resets every 30-90 days. As LIBOR increases, the income stream from these floating rate instruments will also increase. Syndicated floating rate debt offers certain benefits:

Adjustable coupon payment. Floating rate loans are structured so that interest rates reset on a predetermined schedule. As a result, when interest rates rise, coupon payments increase, and vice versa, with little lag time (typically 90 days or less). This feature greatly reduces the interest rate risk, or duration risk, inherent in high yield bonds, as the value of high yields bonds may decline in an increasing interest rate environment because their interest rates do not reset. For example, as short-term rates rise, the value of a high yield bond typically will decline while the value of a floating rate loan typically will remain stable because its interest rate will reset.

Priority in event of default. In the event of a default, floating rate loans typically have a higher position in a company’s capital structure, have first claim to assets and greater covenant protection than high yield bonds. As a result, floating rate loans have generally recovered a greater percentage of value than high yield bonds. Also, the default rate for floating rate loans has historically been lower than defaults of high yield bonds.

Reduced volatility. The return of floating rate loans has historically had a low correlation to most asset classes and a negative correlation with some asset classes. Therefore, adding floating rate loans to a portfolio should reduce volatility and risk.

Investment Types

Our portfolio is expected to be comprised primarily of investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt of private middle market U.S. companies. In addition, a portion of our portfolio may be comprised of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs. Our Adviser will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy, but less secure in weak economic environments. Below is a diagram illustrating where these investments lie in a typical portfolio company’s capital structure. Senior secured first lien debt is situated at the top of the capital structure and typically has the first claim on the assets and cash flows of the company, followed by senior secured second lien debt, subordinated debt, preferred equity and, finally, common equity. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We will rely on our Adviser’s experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram

Senior Secured First Lien Loans

Senior secured first lien loans are situated at the top of the capital structure. Because these loans generally have priority in payment, they carry the least risk among all investments in a firm. Generally, our senior secured first lien loans are expected to have initial maturities of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Generally, we expect that the interest rate on our senior secured first lien loans typically will have variable rates ranging between 3.0% and 8.0% over a standard benchmark, such as the prime rate or LIBOR.

Senior Secured Second Lien Loans

Senior secured second lien loans are immediately junior to senior secured first lien loans and have substantially the same collateral and covenant structures as senior secured first lien loans. Generally, our senior secured second lien loans are expected to have initial maturities of three to eight years. Senior secured second lien loans, however, are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay senior secured first lien loans in full before senior secured second lien loans are paid and the value of the collateral may not be sufficient to repay in full both senior secured first lien loans and senior secured second lien loans. In return for this junior ranking, senior secured second lien loans generally offer higher returns compared to senior secured first lien debt. These higher returns come in the form of higher interest. Generally, we expect that the interest rate on our senior secured second lien loans typically will have variable rates ranging between 6.0% and 11.0% over a standard benchmark, such as the prime rate or LIBOR.

Senior Secured Bonds

Senior secured bonds are generally secured by collateral on a senior, pari passu or junior basis with other debt instruments in an issuer’s capital structure and have similar covenant structures as senior secured loans. Generally, we expect these investments to carry a fixed rate of 6.0% to 12.0% and have initial maturities of three to ten years.

Subordinated Debt

In addition to syndicated senior secured first lien loans, syndicated senior secured second lien loans and senior secured bonds, we may invest a portion of our assets in subordinated debt. Subordinated debt investments usually rank junior in priority of payment to senior debt and are often unsecured, but are situated above preferred equity and common equity in the capital structure. In return for their junior status compared to senior debt, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We generally will target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt investments have maturities of five to ten years. Generally, we expect these securities to carry a fixed rate, or a floating current yield of 8.0% to 18.0% over a standard benchmark. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be PIK.

Equity and Equity-Related Securities

While we intends to maintain our focus on investments in debt securities, from time to time, when We sees the potential for extraordinary gain, or in connection with securing particularly favorable terms in a debt investment, We may enter into investments in preferred or common equity, typically in conjunction with a private equity sponsor we believe to be sophisticated and seasoned. With respect to any preferred or common equity investments, we expect to target an annual investment return of at least 15%.

Non-U.S. Securities

We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the Company Act.

Collateralized Loan Obligations

We may invest in CLOs, which are a form of securitization where payments from multiple loans are pooled together. Investors may purchase one or more tranches of a CLO and each tranche typically reflects a different level of seniority in payment from the CLO.

Other Securities

We may also invest from time to time in royalties, derivatives, including total return swaps and credit default swaps. We anticipate that any use of derivatives would primarily be as a substitute for investing in conventional securities.

Cash and Cash Equivalents

We may maintain a certain level of cash or equivalent instruments, including money market funds, to make follow-on investments, if necessary, in existing portfolio companies or to take advantage of new opportunities.

Sources of Income

The primary means through which our stockholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time each investment is made. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment. In addition, we may generate revenues in the form of non-recurring commitment, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees and performance-based fees.

Risk Management

We seek to limit the downside potential of our investment portfolio by:

●	applying our investment strategy guidelines for portfolio investments;

●	requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;

●	allocating our portfolio among various issuers and industries, size permitting, with an adequate number of companies, across different industries, with different types of collateral; and

●	negotiating or seeking debt investments with covenants or features that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital, which may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights.

We may also enter into interest rate hedging transactions at the sole discretion of our Adviser. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate.

Affirmative Covenants

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

Negative Covenants

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lenders’ investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt or making capital expenditures without the lenders’ approval. In addition, certain covenants may restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

The investment professionals employed by our Adviser have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Our Transaction Process

Sourcing

In order to source transactions, our Adviser will generate investment opportunities through syndicate and club deals and, subject to regulatory constraints, through the proprietary origination channels of the investment team at our Adviser and our affiliates. With respect to syndicate and club deals, the investment professionals of our Adviser have built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of our investment professionals in the leveraged finance marketplace. With respect to our Adviser’s proprietary origination channel, our Adviser will seek to leverage the relationships with private equity sponsors and financial intermediaries. We believe that the broad networks of our Adviser and our affiliates will produce a significant pipeline of investment opportunities for us.

Evaluation

Initial review. In our initial review of an investment opportunity, our Adviser’s professionals examine information furnished by the target company and external sources, such as rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by our Adviser, within the context of proper portfolio diversification, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated research analyst, the results of which are available for the investment team to review. In the case of a primary or secondary transaction, our Adviser will conduct detailed due diligence investigations as necessary.

Credit analysis/due diligence. Before undertaking an investment, the transaction team expects to conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

●	a full operational analysis to identify the key risks and opportunities of the company’s business, including a detailed review of historical and projected financial results;

●	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;

●	on-site visits, if deemed necessary;

●	background checks to further evaluate management and other key personnel;

●	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

●	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

●	a review of management’s experience and track record.

Execution

Recommendation. The professionals of our Adviser will recommend investment opportunities for our approval. Our Adviser will seek to maintain a defensive approach toward our investment recommendations by emphasizing risk control in our investment process, which includes (i) the pre-review of each opportunity by one of our investment professionals to assess the general quality, value and fit relative to our portfolio and (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments.

Approval. After completing our internal transaction process, our Adviser will make formal recommendations for review and approval by our Adviser’s investment committee. In connection with our recommendation, it will transmit any relevant underwriting material and other information pertinent to the decision-making process. The consummation of a transaction will require unanimous approval of the members of our Adviser’s investment committee.

Post-Investment Monitoring

Portfolio Monitoring. Our Adviser monitors our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, our Adviser works closely with, as applicable, the lead equity sponsor, loan syndicator or agent bank, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.

Typically, our Adviser will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. Our Adviser intends to use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research, and/or other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.

Valuation Process. Each quarter, We will value investments in our portfolio, and such values are disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors determines the fair value of such investments in good faith, utilizing the input of our valuation committee, our Adviser and any other professionals or materials that our board of directors deems worthy and relevant, including independent third-party pricing services and independent third-party valuation services, if applicable.

Managerial Assistance. As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, our Adviser will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than our Adviser, will retain any fees paid for such assistance.

Exit

We will attempt to invest in securities that may be sold in the privately negotiated over-the-counter market, providing us a means by which it may exit it positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we will focus primarily in investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization.

Potential Competitive Strengths

We believe that we offer investors the following potential competitive strengths:

Established platform with seasoned investment professionals. We believe that we will benefit from the wide resources of our Adviser through the personnel it utilizes from Prospect Capital Management, which is focused on sourcing, structuring, executing, monitoring and exiting a broad range of investments. We believe these personnel possess market knowledge, experience and industry relationships that enable them to identify potentially attractive investment opportunities in companies pursuant to our investment strategy.

Long-term investment horizon. Our long-term investment horizon gives us greater flexibility, which we believe will allow us to maximize returns on our investments. Unlike private equity and venture capital funds, we are not subject to standard periodic capital return requirements. Such requirements typically stipulate that capital invested in these funds, together with any capital gains on such investment, can be invested only once and must be returned to investors after a pre-determined time period. We believe that our ability to make investments with a longer-term view and without the capital return requirements of traditional private investment vehicles will provide us with greater flexibility to seek investments that can generate attractive returns on invested capital.

Disciplined, income-oriented investment philosophy. Our Adviser is expected to employ an investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which could result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.

Investment expertise across all levels of the corporate capital structure. Our Adviser believes that its broad expertise and experience investing at all levels of a company’s capital structure will enable us to manage risk while affording us the opportunity for significant returns on our investments. Our Adviser will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions.

We generally will not be required to pay corporate-level U.S. federal income taxes on income and capital gains distributed to stockholders. As a RIC, we generally will not be required to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we receive from our investments and timely distribute to our stockholders as dividends. Furthermore, tax-exempt investors in our shares who do not finance their acquisition of our shares with indebtedness should not be required to recognize unrelated business taxable income, or “UBTI,” unlike certain direct investors in master limited partnerships (“MLPs”). We expect to form wholly owned taxable subsidiaries to make or hold certain investments in non-traded limited partnerships or other entities classified as partnership for U.S. federal tax purposes. Although, as a RIC, dividends received by us from taxable entities and distributed to our stockholders will not be subject to corporate-level U.S. federal income taxes, any taxable entities we own will generally be subject to federal and state income taxes on their income. As a result, the net return to us on such investments that are held by such subsidiaries will be reduced to the extent that the subsidiaries are subject to income taxes.

Status of Our Ongoing Public Offering

On September 4, 2012, our prior registration statement was declared effective by the SEC.

Below is a summary of transactions with respect to shares of the Company’s common stock during the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
	2018		2017		2016
	Shares	Amount	Shares	Amount	Shares	Amount
Gross proceeds from Offering	158,266.54	$2,080,405	440,963.13	$6,385,593	444,847.84	$6,683,706
Reinvestment of Distributions	29,466.05	346,702	22,461.05	291,697	15,548.74	215,591
Commissions and Dealer Manager Fees		(199,991)		(606,188)		(581,515)
Net Proceeds to Company from Share Transactions	187,732.59	$2,227,116	463,424.18	$6,071,102	460,396.58	$6,317,782

Selling commissions and dealer manager fees include selling commissions of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering and a dealer manager fee of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering.  All or a portion of the selling commissions and dealer manager fees, as applicable, may be paid to selected participating broker-dealers and financial representatives. Such selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See “Compensation of Our Dealer Manager and Investment Adviser” and “Plan of Distribution” for additional information.

Status of Continuous Public Offering

During the years ended December 31, 2018, 2017 and 2016, the Company sold 158,266.54, 440,963.13, and 444,847.84 shares of common stock, respectively, for gross proceeds of approximately $2,080,405, $6,385,593, and $6,683,706, at an average price per share of $13.14, $14.48, and $15.02, respectively. The increase in Capital in excess of par value during the years ended December 31, 2018, 2017 and 2016 also includes reinvested stockholder distributions of $346,702, $291,697, and $215,591, respectively, for which the Company issued 29,466.05, 22,461.05, and 15,548.74 shares of common stock, respectively.

Effective March 17, 2016, we commenced our follow-on offering of its common stock. In our follow-on offering, we are offering for sale a maximum of $300,000,000 of our shares of common stock on a “best efforts” basis pursuant to a registration statement on Form N-2 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

For the period beginning January 1, 2019 and ending April 15, 2019, the Company sold 7,661.93 shares of its common stock for total gross proceeds of $97,000, and issued amounts pursuant to its distribution reinvestment plan in the amount of $90,903. We did not repurchase any of our shares during this period.

Facilities

Our executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. We believe that our current office facilities are adequate for our business as we intend to conduct it.

Legal Proceedings

Neither we nor our Adviser are currently subject to any material legal proceedings. Nonetheless members of our Advisers, in their other capacities, may currently be involved in legal proceedings and from time to time, we and individuals employed by us or our Adviser may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts. The outcome of any potential legal proceedings cannot be predicted with certainty.

DETERMINATION OF OUR NET ASSET VALUE

The net asset value (“NAV”) per share of our outstanding shares of common stock will be determined quarterly by dividing the value of our investments, cash and other assets (including interest accrued but not collected) less all our liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of our common stock outstanding. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments we make.

Each time we calculate NAV, we will accrue as a liability any amounts owed to the Adviser as payment for incentive fees, which could vary over time. In computing NAV, our portfolio securities are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, securities are valued at fair value as determined by our board of directors. As a general matter, fair value represents the amount that we could reasonably expect to receive if our investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that our board of directors believes to be reliable. In connection with our quarterly determination of our NAV, a valuation committee acting under our board of director’s supervision and pursuant to policies implemented by our board of directors, will assist our board of directors in calculating the fair value of our securities that are not priced on the basis of market quotations in accordance with our valuation policies and procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

ASC Topic 820, issued by the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we will undertake a multi-step valuation process each quarter, as described below:

●	our valuation process will begin with each portfolio company or investment being initially valued by our Adviser’s professionals, with such valuation taking into account information received from our independent valuation firms, if applicable, and the valuation CLO securities will be primarily determined using a third-party cash flow modeling tool;

●	preliminary valuation conclusions will then be documented and discussed with the valuation committee; and

●	the valuation committee will discuss valuations and will determine the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of our Adviser and any third-party valuation firm, if applicable.

Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of directors will consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Our equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. Our board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

Our board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

The fair values of our investments will be determined in good faith by our board of directors with the assistance of our valuation committee. Our board of directors will be solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. We intend to value all of our Level 2 and Level 3 assets by using an independent third-party pricing service which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the date of the relevant period end. For investments for which the third-party pricing service is unable to obtain quoted prices, we intend to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that we hold investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, our board of directors will utilize an independent third-party valuation firm to value such investments on a periodic basis. The values of CLO securities will be primarily determined using a third-party cash flow modeling tool. We will periodically benchmark the bid and ask prices received from the third-party pricing service and valuations received from the third-party valuation service, as applicable, against the actual prices at which we purchase and sell our investments. We believe that these prices will be reliable indicators of fair value.

Determinations in Connection With Offerings

We are currently offering only our Class A Shares on a continuous basis at an offering price of $11.43 per share. To the extent that our net asset value increases, we will sell at a price necessary to ensure that shares of our common stock are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. We have filed post-effective amendments to the registration statement of which this prospectus is a part, that have been subject to SEC review, to allow us to continue this continuous public offering for up to three years from the date of the initial effectiveness of the registration statement, subject to a 180-day grace period pursuant to Rule 415 under the Securities Act. We have also filed a new registration statement, which is subject to review by the SEC, to allow us to continue this offering for up to three years from the date that such registration statement is declared effective by the SEC. See “About this Prospectus” for additional information. In connection with each closing of sales of our shares in this offering, our board of directors or a committee thereof is required within 48 hours of the time of such closing, to make the determination that we are not selling shares of our common stock at a price which, after deducting the sales load, is below our then current net asset value per share. The board of directors or a committee thereof will consider the following factors, among others, in making such determination:

●	The net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC;

●	Our management’s assessment of whether any material change in our net asset value per share of our common stock has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing; and

●	The magnitude of the difference between the net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of the shares of our common stock at the date of closing.

Importantly, this determination does not require that we calculate net asset value per share in connection with each closing and sale of shares of our common stock, but instead it involves the determination by the board of directors or a committee thereof that, at the time at which the closing and sale is made, we are not selling shares of our common stock at a price which, after deducting the sales load, is materially below the then current net asset value per share at the time at which the closing and sale is made.

Moreover, to the extent that there is even a possibility that we may (i) issue shares of our common stock at a price which, after deducting the sales load, is materially below the then current net asset value per share of our common stock at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of shares of our common stock pursuant to this prospectus if our net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value per share within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting the sales load, is materially below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value per share to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the Company Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

PORTFOLIO COMPANIES

The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of December 31, 2018. As a result, this table reflects our investments prior to completion of the Merger and does not include our investments that were combined with those of PWAY pursuant to the Merger or that were sold or that we plan to sell in connection with the Merger. The general terms of our loans and other investments are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments.” We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments. We do not “control” any of our portfolio companies, each as defined in the Company Act. In general, under the Company Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities. Except as indicated below, all of our investments are issued by eligible portfolio companies, as defined in the Company Act. Because there is no readily available market value for these investments, the fair value of these investments is determined in good faith by the Company's board of directors as required by the Company Act.

FLEX Pre-Merger (as Triton Pacific Investment Corporation)

Portfolio Company	Footnotes	Address	Industry	Rate(b)	Base Rate Floor	Maturity	Principal Amount/ Number of Shares	Amortized Cost	Fair Value(c)
Senior Secured Loans—First Lien—40.13%
LSF9 Atlantis Holdings, LLC		775 Prairie Center Dr, Ste. 420, Eden Prairie, MN 55344	Telecommunications	L+6.00% (8.38%)	2.38%	5/1/2023	$481,250	$477,579	$459,394
California Pizza Kitchen, Inc.		12181 Bluff Creek Dr., Playa Vista, CA 90094	Beverage, Food & Tobacco	L+6.00% (8.53%)	2.53%	8/23/2022	342,125	340,025	332,717
CareerBuilder		200 N. LaSalle St., Ste. 1100, Chicago, IL 60601	Business Services	L+6.75% (9.55%)	2.80%	7/31/2023	369,112	357,632	367,266
Deluxe Entertainment Services Group, Inc.		2400 West Empire Ave., Burbank, CA 91504	Media: Diversified and Production	L+5.50% (8.03%)	2.53%	2/28/2020	331,362	327,674	293,255
Flavors Holdings, Inc. Tranche B		300 Jefferson St., Camden, NJ 08104	Beverage, Food & Tobacco	L+5.75% (8.55%)	2.80%	4/3/2020	98,438	97,342	91,547
GK Holdings, Inc.		9000 Regency Parkway, Ste. 400, Cary, NC 27518	Business Services	L+6.00% (8.80%)	2.80%	1/20/2021	120,000	119,709	111,000
GoWireless Holdings, Inc.		9970 W. Cheyenne Ave. #100, Las Vegas, NV 89129	Consumer Services	L+6.50% (9.02%)	2.52%	12/22/2024	475,000	470,700	462,135
InfoGroup Inc.		16000 Dallas Parkway, Ste. 575, Dallas, TX 75248	Business Services	L+5.00% (7.80%)	2.80%	4/3/2023	491,250	487,704	487,566
Isagenix International LLC		155 E. Rivulon Blvd., Gilbert, AZ 85297	Healthcare & Pharmaceuticals	L+5.75% (8.55%)	2.80%	6/14/2025	487,500	482,986	474,094
McAfee LLC		2821 Mission College Blvd., Santa Clara, CA 95054	Business Services	L+3.75% (6.27%)	2.52%	9/30/2024	244,116	242,059	238,318
Moran Foods, LLC		100 Corporate Office Drive, Earth City, MO 63045	Beverage, Food & Tobacco	L+6.00% (8.80%)	2.80%	12/5/2023	343,000	335,625	171,500
Prospect Medical Holdings, Inc.		3415 South Sepulveda Blvd, Los Angeles, CA 90034	Healthcare & Pharmaceuticals	L+5.50% (7.94%)	2.44%	2/22/2024	496,250	487,697	491,598
Quidditch Acquisition, Inc.		9357 Spectrum Center Blvd., San Diego, CA 92123	Beverage, Food & Tobacco	L+7.00% (9.47%)	2.47%	3/21/2025	496,250	487,348	493,769
Vero Parent Inc (Sahara)		2 Blue Hill Plaza, #1563, Pearl River, NY 10965	Business Services	L+4.50% (7.02%)	2.52%	8/16/2024	345,634	342,793	342,502
Strike, LLC		1800 Hughes Landing Blvd. #500, The Woodlands, TX 77380	Energy: Oil & Gas	L+8.00% (10.59%)	2.59%	11/30/2022	315,000	308,192	315,394
Travel Leaders Group, LLC		119 W 40th St, 12th Floor, New YorK, NY 10018	Hotel, Gaming & Leisure	L+4.00% (6.46%)	2.46%	1/25/2024	497,500	497,242	494,806
TruGreen Limited Partnership		860 Ridge Lake Boulevard, Memphis, TN 38120	Consumer Services	L+4.00% (6.42%)	2.42%	4/13/2023	342,169	338,899	339,602
Verdesian Life Sciences LLC		501 Cascade Pointe Lane, Suite 103, Cary, NC 27513	Wholesale Trade-Nondurable Goods	L+5.00% (7.53%)	2.53%	7/1/2020	196,256	195,645	184,480
Wirepath LLC		1800 Continental Blvd., Ste. 200, Charlotte, NC 28273	Consumer Services	L+4.00% (6.71%)	2.71%	8/5/2024	493,771	491,728	482,662
Yak Access LLC		2438 Hwy 98 E, Columbia, MS 39429	Construction & Building	L+5.00% (7.52%)	2.52%	7/11/2025	496,875	482,840	417,375
Total Senior Secured Loans—First Lien							$7,462,858	$7,371,419	$7,050,980

Senior Secured Loans—Second Lien—24.68%
DG Investment Intermediate Holdings 2 Inc.		1651 Wilkening Road, Schaumburg, IL 60173	Business Services	L+6.75% (9.27%)	2.5%	2/2/2026	500,000	497,785	477,500
Encino Acquisition Partners Holdings, LLC		5847 San Felipe St., Ste 300, Houston, TX 77057	Energy: Oil & Gas	L+6.75% (9.09%)	2.3%	10/29/2025	500,000	495,088	477,500
Flavors Holdings, Inc.		300 Jefferson St., Camden, NJ 08104	Beverage, Food & Tobacco	L+10.00% (12.80%)	2.8%	10/3/2021	125,000	123,067	116,875
FullBeauty Brands Holding		10100 Reunion Pl., San Antonio, TX 78216	High Tech Industries	L+9.00% (11.53%)	2.5%	10/13/2023	250,000	219,536	12,500
GK Holdings, Inc.		9000 Regency Parkway, Ste. 400, Cary, NC 27518	Business Services	L+10.25% (13.05%)	2.8%	1/21/2022	125,000	123,922	103,750
Inmar		635 Vine Street, Winston-Salem, NC 27101	Business Services	L+8.00% (10.52%)	2.5%	5/1/2025	500,000	494,044	495,000
McAfee LLC		2821 Mission College Blvd., Santa Clara, CA 95054	Business Services	L+8.50% (11.01%)	2.5%	9/29/2025	458,332	455,789	456,423
Neustar, Inc.		21575 Ridgetop Circle, Sterling, VA 20166	High Tech Industries	L+8.00% (10.52%)	2.5%	8/8/2025	749,792	740,705	738,545
NPC International, Inc.		7300 West 129th Street, Overland Park, KS 66213	Beverage, Food & Tobacco	L+7.50% (10.02%)	2.5%	4/18/2025	500,000	499,086	472,500
Oxbow Carbon LLC		1602 Forum Pl., West Palm Beach, FL 33401	Metals & Mining	L+7.50% (10.02%)	2.5%	1/4/2024	500,000	495,758	495,625
Patriot Container Corp.		6525 Morrison Blvd., Ste 300, Charlotte, NC 28211	Environmental	L+7.75% (10.26%)	2.5%	3/20/2026	500,000	490,997	490,000
Total Senior Secured Loans—Second Lien							$4,708,124	$4,635,777	$4,336,218

Equity/Other—2.82%
ACON IWP Investors I, L.L.C.	(a)	1414 Harnet St., Ste. 400, Omaha, NE 68102	Healthcare & Pharmaceuticals				500,000	500,000	495,651
Total Equity/Other							500,000	$500,000	$495,651

TOTAL INVESTMENTS—67.63%								$12,507,196	$11,882,849
OTHER ASSETS IN EXCESS OF LIABILITIES—32.37%									$5,688,072
NET ASSETS - 100.00%									$17,570,921

(a)	Affiliated investment as defined by the 1940 Act, whereby the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities and the investments are not classified as controlled investments. Affiliated funds that are managed by an affiliate of Triton Pacific Adviser, LLC also hold investments in this security. The aggregate fair value of non-controlled, affiliated investments at December 31, 2018 represented 2.82% of the Company’s net assets. Fair value as of December 31, 2018 along with transactions during the period ended December 31, 2018 in affiliated investments were as follows:

			Year ended ended December 31, 2018
Non-controlled, Affiliated Investments	Number of Shares	Fair Value at December 31, 2017	Gross Additions (Cost)*	Gross Reductions (Cost)**	Unrealized Change in FMV	Net Realized Gain (Loss)	Fair Value at December 31, 2018	Interest & Dividends Credited to Income
ACON IWP Investors I, L.L.C.	500,000	$537,903	$-	$-	$(42,252)	$-	$495,651	$-
Javlin Capital, LLC, Convertible Note	666,389	-	-	-	666,389	(666,389)	-	-
Javlin Capital, LLC, C-2 Preferred Units	214,286	-	-	-	750,000	(750,000)	-	-
Total		$537,903	$-	$-	$1,374,137	(1,416,389)	$495,651	$-

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(b)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) or Prime Rate (“Prime” or “P”) which reset daily, monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over LIBOR or Prime and the current contractual interest rate in effect at December 31, 2018. Certain investments are subject to a LIBOR or Prime interest rate floor. As of December 31, 2018, the three-month London Interbank Offered Rate, or LIBOR, was 2.79700%.

(c)	Fair value and market value are determined by the Company's board of directors.

Below is a more detailed description of the portfolio companies in which FLEX’s (pre-Merger) investments constituted greater than 5% of its total assets as of December 31, 2018:

ACON IWP Investors, LLC is the parent company of Injured Workers Pharmacy, LLC (“IWP”). IWP is an online pharmacy that specializes in providing prescriptions to patients involved in workers’ compensation claims. IWP’s revenues and profits can be impacted by reimbursement rates from private insurance companies and increases in the prices charged by drug providers. Changes in government regulations affecting the reimbursement rates for Medicare and other state-sponsored insurance plans could have a material impact on IWP’s business. As of December 31, 2018, TPIC owned common membership interests of ACON IWP Investors, LLC representing approximately 0.5% of IWP’s outstanding equity securities on a fully-diluted basis. TPIC’s investment in IWP is not income producing.

Javlin Capital LLC (“Javlin Financial.”) is a company located in Omaha, Nebraska, whose principal activities are providing capital in the form of debt and profit participation investments and directly purchasing certain receivable assets. On June 30, 2017, TPIC made the decision to write down the carrying value of its investment in Javlin Financial. The decision was due to performance issues within Javlin Financial’s core business and a breakdown in restructuring negotiations between TPIC, Javlin Financial’s lenders, and Javlin Financial’s controlling stockholder. There will not be any value to the investment. We disposed of our shares of Javlin prior to the end of 2018 and did not realize any value to this investment.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities and financing arrangements, quarterly valuations of our assets and corporate governance activities. The board of directors has established an audit committee and may establish additional committees from time to time as necessary. Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if a director should be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.

Board of Directors and Executive Officers

Our board of directors consists of five members, a majority of whom are not “interested persons” of us, our Adviser, or Prospect Capital, as defined in Section 2(a)(19) of the Company Act. We refer to these individuals as our independent directors. Members of our board of directors will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act. The Chairman of the board of directors is M. Grier Eliasek, who is an interested director. Our board of directors believes that Mr. Eliasek, as our Chief Executive Officer, is the director with the most knowledge of our business strategy and is best situated to serve as Chairman of the board of directors. The audit committee is made up of a majority of independent directors who will be responsible for assuring the proper valuation of our assets and the net asset value of our shares. Our leadership structure is designed to provide that we are led by a team with the necessary management experience to guide us, while assuring an independent check on management decisions and our financial well-being. Our charter, as well as regulations governing BDCs generally, requires that a majority of the board of directors be independent directors. Our board of directors does not currently have a lead independent director. Our board of directors, after considering various factors, has concluded that this structure is appropriate given our current size and complexity.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups—interested directors and independent directors. The address for each director is c/o TP Flexible Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.

Name (Age)	Position Held	Director Since	Expiration of Current Term	Principal Occupation Past 5 Years	Other Directorships Held by Director During Past 5 Years

Interested Directors
Craig J. Faggen (48)	TPIC’s Former Chairman, CEO and President(1)	2012	2020	Private Equity Professional, co-founder and Chief Executive Officer of Triton Pacific Capital Partners, LLC; and former President and Chairman of Triton	Triton Pacific Investment Corporation, Inc.

M. Grier Eliasek (45)	Chairman, CEO and President(2)	2019	2020	Pacific Investment Corporation, Inc., President and Chief Operating Officer of the PWAY Investment Adviser, President and Chief Operating Officer of Prospect Capital Corporation, Managing Director of Prospect Capital Management and Prospect Administration	Prospect Capital Corporation and Priority Income Fund, Inc.
Independent Directors
Andrew C. Cooper (56)	Director, Audit Comm.	2019	2020	Mr. Cooper is an entrepreneur, who over the last 15 years has founded, built, run and sold three companies. He is Co-Chief Executive Officer of Unison Energy, LLC, a company that develops, owns and operates distributed combined heat and power co-generation solutions.	Prospect Capital Corporation and Priority Income Fund, Inc.
William J. Gremp (75)	Director, Audit Comm.	2019	2020	Mr. Gremp has been responsible for traditional banking services, credit and lending, private equity and corporate cash management with Merrill Lynch & Co. from 1999 to present.	Prospect Capital Corporation and Priority Income Fund, Inc.
Eugene S. Stark (60)	Director, Audit Comm.	2019	2020	Principal Financial Officer, Chief Compliance Officer and Vice President— Administration of General American Investors Company, Inc. from May 2005 to present.	Prospect Capital Corporation and Priority Income Fund, Inc.

(1)	On March 31, 2019, in connection with closing of the Merger, Mr. Faggen ceased serving as Chairman of our Board of Directors and as our CEO and President.

(2)	On March 31, 2019, in connection with closing of the Merger, Mr. Eliasek began serving as Chairman of our Board of Directors and as our CEO and President.

Biographical Information

Interested Directors:

Craig J. Faggen: Mr. Faggen was the Chairman of our board of directors and our Chief Executive Officer since our inception in 2011. Following consummation of the Merger on March 31, 2019, he ceased serving in such capacities but remained a member of our board of directors. Mr. Faggen has over 20 years of experience developing and implementing strategic initiatives and structuring numerous complex capital markets transactions. For the past five years, Mr. Faggen has served as the co-founder and Chief Executive Officer of Triton Pacific Capital Partners, LLC (“TPCP”), and has been actively involved in building its private equity division. As CEO of TPCP, Mr. Faggen has overall firm oversight responsibilities. Prior to co-founding TPCP, he was a founder and a partner in the boutique investment banking firm Triton Pacific Capital, LLC. There he was instrumental in the due diligence, structuring, and closing of several billion dollars of transactions. Prior to co-founding TPCP, Mr. Faggen worked in Arthur Andersen’s Capital Markets Group, where he acted as a financial advisor to a number of public and private companies on various transactions including IPOs, securitized debt transactions, equity private placements, dispositions and M&A related opportunities. Mr. Faggen received a B.A. in Economics from UCLA and a Master’s Degree from MIT. Craig Faggen sits on the board of a number of private companies, most of which are portfolio companies of investment funds managed or sponsored by TPCP or its affiliates. Mr. Faggen has not, during the past five years, sat on the board of any other registered investment companies or other public companies. Mr. Faggen’s experience as our former Chairman and Chief Executive Officer and his investment experience enhances his services to our board of directors.

M. Grier Eliasek: Mr. Eliasek has been Chairman of our board of directors and our Chief Executive Officer and President since March 31, 2019. Mr. Eliasek was the Chairman of the board of directors and Chief Executive Officer and President of PWAY from its inception until March 31, 2019. Mr. Eliasek currently serves as President and Chief Operating Officer of our Adviser, as a Managing Director of Prospect Administration, as President, Co-Founder and Chief Operating Officer of Prospect Capital Corporation, as President and Chief Operating Officer of Priority Senior Secured Income Management LLC and as Chairman of the Board of Directors, Chief Executive Officer and President of Priority Income Fund, Inc. He also serves on the Board of Directors for Prospect Capital Corporation and leads each of Prospect Capital Management’s investment committees in the origination, selection, monitoring and portfolio management of investments. Prior to joining Prospect Capital Management in 2004, Mr. Eliasek served as a Managing Director with Prospect Street Ventures, an investment management firm which, together with its predecessors, invested in various investment strategies through publicly traded closed-end funds and private limited partnerships. Prior to joining Prospect Street Ventures, Mr. Eliasek served as a consultant with Bain & Company, a global strategy consulting firm. Mr. Eliasek received his MBA from Harvard Business School and his Bachelor of Science degree in Chemical Engineering with Highest Distinction from the University of Virginia, where he was a Jefferson Scholar and a Rodman Scholar. Mr. Eliasek’s position as our current Chairman and Chief Executive Officer and his investment experience enhances his services to our board of directors.

Independent Directors:

Andrew C. Cooper: Mr. Cooper has been a member of our board of directors since March 31, 2019. He was formerly a member of PWAY’s board of directors from its inception until March 31, 2019. Mr. Cooper has over 30 years of experience in venture capital management, venture capital investing and investment banking and provides a wealth of leadership, business investing and financial experience. Mr. Cooper’s experience as the co-founder, Co-CEO, and director of Unison Energy, a co-generation company that engineers, installs, owns, and operates co-generation facilities as well as the former co-CEO of Unison Site Management LLC, a leading cellular site owner with over 4,000 cell sites under management, and as co-founder, former CFO and VP of business development for Avesta Technologies, an enterprise, information and technology management software company bought by Visual Networks in 2000, provides the board of directors with the benefit of leadership and experience in finance and business management. Further, Mr. Cooper’s time as a director of CSG Systems, Protection One Alarm, LionBridge Technologies Weblink Wireless, Aquatic Energy and the Madison Square Boys and Girls Club of New York provides a wealth of experience and an in-depth understanding of management practices. Mr. Cooper’s knowledge of financial and accounting matters qualifies him to serve on our Audit Committee and his independence from us, our Adviser and Prospect Administration enhances his services to our board of directors.

William J. Gremp: Mr. Gremp has been a member of our board of directors since March 31, 2019. He was formerly a member of PWAY’s board of directors from its inception until March 31, 2019. Mr. Gremp brings a broad and diverse knowledge of business and finance as a result of his career as an investment banker, spanning over 40 years working in corporate finance and originating and executing transactions and advisory assignments for energy and utility related clients. Since 1999, Mr. Gremp has been responsible for traditional banking services, credit and lending, private equity and corporate cash management with Merrill Lynch & Co. From 1996 to 1999, he served at Wachovia as senior vice president, managing director and co-founder of the utilities and energy investment banking group, responsible for origination, structuring, negotiation and successful completion of transactions utilizing investment banking, capital markets and traditional commercial banking products. From 1989 to 1996, Mr. Gremp was the managing director of global power and project finance at JPMorgan Chase & Co., and from 1970 to 1989, Mr. Gremp was with Merrill Lynch & Co., starting out as an associate in the mergers and acquisitions department, then in 1986 becoming the senior vice president, managing director and head of the regulated industries group. Mr. Gremp’s knowledge of financial and accounting matters qualifies him to serve on our Audit Committee and his independence from us, our Adviser and Prospect Administration enhances his services to our board of directors.

Eugene S. Stark: Mr. Stark has been a member of our board of directors since March 31, 2019. He was formerly a member of PWAY’s board of directors from its inception until March 31, 2019. Mr. Stark brings over 20 years of experience in directing the financial and administrative functions of investment management organizations. Our board of directors is expected to benefit from his broad experience in financial management; SEC reporting and compliance; strategic and financial planning; expense, capital and risk management; fund administration; due diligence; acquisition analysis; and integration activities. Since May 2005, Mr. Stark’s position as the Principal Financial Officer, Chief Compliance Officer and Vice President of Administration at General American Investors Company, Inc., where he is responsible for operations, compliance, and financial functions, will allow him to provide our board of directors with added insight into the management practices of other financial companies. From January to April of 2005, Mr. Stark was the Chief Financial Officer of Prospect Capital Corporation, prior to which he worked at Prudential Financial, Inc. between 1987 and 2004. His many positions within Prudential include 10 years as Vice President and Fund Treasurer of Prudential Mutual Funds, four years as Senior Vice President of Finance of Prudential Investments, and two years as Senior Vice President of Finance of Prudential Amenities. Mr. Stark is also a Certified Public Accountant. Mr. Stark’s knowledge of financial and accounting matters qualifies him to serve on our Audit Committee and his independence from us, our Adviser and Prospect Administration enhances his services to our board of directors.

Executive Officers (who are not directors):

Kristin Van Dask, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary: Ms. Van Dask has been our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary since March 31, 2019. Ms. Van Dask served as PWAY’s Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary from April 2018 to March 31, 2019. Ms. Van Dask also served as the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of the PWAY Investment Adviser from April 2018 to March 31, 2019 and has held such positions with our Adviser since March 31, 2019. She also currently serves as the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of Priority Senior Secured Income Management, Priority Income Fund, Inc. and Prospect Capital Corporation, which positions she has held since April 2018. Prior to joining the accounting department of Prospect Administration, Ms. Van Dask served in the Structured Finance Division of GSC Group LLC, a registered investment adviser specializing in credit-based alternative investment strategies. Ms. Van Dask was an Accounting Manager responsible for the accounting and financial reporting of private equity and hedge funds invested in a diverse series of leveraged structured credit instruments. From 2002 to 2007, Ms. Van Dask held various positions within the Assurance practice of Ernst & Young LLP, working on a variety of privately held and publicly traded clients, private equity funds, management companies, and investment advisory partnerships. She was responsible for the supervision of financial statement audits for funds with portfolios ranging up to $10 billion and a publicly traded company with manufacturing revenues of over $8 billion. In 2001, Ms. Van Dask began her public accounting career at Arthur Andersen LLP. Ms. Van Dask holds a BS magna cum laude from Towson University and is a Certified Public Accountant in the state of New York.

Committees of the Board of Directors

Audit Committee

Our audit committee is composed wholly of our independent directors. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in determining a fair market value of our debt and equity securities that are not publicly-traded or for which current market values are not readily available. The board of directors and audit committee may utilize the services of an independent valuation firm to help them determine the fair value of these securities. Messrs. Cooper, Gremp and Stark are the members of our audit committee, and Mr. Stark is the chairman. Our board of directors has determined that Mr. Stark is an “audit committee financial expert” as defined under relevant SEC rules.

Nominating and Corporate Governance Committee

Our board of directors has not designated a separate Nominating and Corporate Governance committee. Instead, the entire board of directors performs the functions of the Nominating and Corporate Governance committee. The Nominating and Corporate Governance committee does not have a written charter. Our board of directors (acting as the Nominating and Corporate Governance Committee) is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board of directors or a committee thereof, developing and recommending a set of corporate governance principles and overseeing the evaluation of our management.

The Nominating and Corporate Governance Committee seeks candidates who possess the background, skills and expertise to make a significant contribution to our board of directors, us and our stockholders. In considering possible candidates for election as a director, the Nominating and Corporate Governance Committee takes into account, in addition to such other factors as it deems relevant, the desirability of selecting directors who:

●	are of high character and integrity;

●	are accomplished in their respective fields, with superior credentials and recognition;

●	have relevant expertise and experience upon which to be able to offer advice and guidance to management;

●	have sufficient time available to devote to our affairs;

●	are able to work with the other members of our board of directors and contribute to our success;

●	can represent the long-term interests of our stockholders as a whole; and

●	are selected such that with the other members of our board of directors represent a range of backgrounds and experience.

The Nominating and Corporate Governance Committee considers candidates suggested by its members and other directors, as well as our management and stockholders. A stockholder who wishes to recommend a prospective nominee for the board of directors must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws. See “Description of Our Securities—Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals” for a description of our stockholder nomination procedure.

The Nominating and Corporate Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the Nominating and Corporate Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of the board of directors as a whole. The Nominating and Corporate Governance Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the board of directors, when identifying and recommending director nominees. The Nominating and Corporate Governance Committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Nominating and Corporate Governance Committee’s goal of creating a board of directors that best serves our needs and those of our stockholders.

Compensation Committee

Because none of our executive officers are compensated by us, our board of directors does not maintain a separate Compensation Committee. Instead, our entire board of directors performs the functions of the Compensation Committee. The Compensation Committee does not have a written charter.

Meetings of our Board of Directors

During the fiscal year of 2017, our board of directors held four board meetings and four Audit Committee meetings. All directors attended all of the meetings of the board of directors and of the respective committees on which they serve.

Compensation of Directors

Our independent directors receive an annual cash retainer for serving on our board of directors and for serving on any committee of our board of directors, plus fees for every board meeting and committee meeting they attend. The amount of the fees we pay our independent directors is determined based on our net assets as of the end of each fiscal quarter and is paid quarterly in arrears as follows:

Net Asset Value	Annual Cash Retainer Fee	Board Meeting Fee	Annual Audit Committee Chairperson Fee	Annual Audit Committee Member Fee	Audit Committee Meeting Fee
$0 to $25 million	--	--	--	--	--
$25 million to $75 million	$20,000	$1,000	$10,000	$2,500	$500
over $75 million	$30,000	$1,000	$12,500	$2,500	$500

We also reimburse our directors for any reasonable out of pocket expenses they have incurred in connection with their service as directors. We will not, however, pay any compensation to directors who also serve as executive officers for us or our Adviser. In addition, we have purchased directors’ and officers’ liability insurance on behalf of our directors and officers.

Compensation of Executive Officers

None of our executive officers will receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business will be provided to us by the officers and the employees of our Adviser and Administrator pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement, respectively. See “Investment Advisory Agreement.”

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of our Adviser and its professionals, which currently includes, M. Grier Eliasek, President and Chief Operating Officer of our Adviser and our Chief Executive Officer and President, and Kristin Van Dask, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of our Adviser and our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary, as well as David L. Belzer, John F. Barry III, John G. Burges, John W. Kneisley and Joseph H. Roth. For more information regarding the business experience of Mr. Eliasek and Ms. Van Dask, see “Management—Board of Directors and Executive Officers,” and of Messrs. Belzer, Barry, Burges, Kneisley and Roth, see “—Investment Personnel” below. For information regarding our shares owned by our Adviser’s professionals, see “Control Persons and Principal Stockholders.” Our Adviser’s professionals are not employed by us, and will receive no compensation from us in connection with their portfolio management activities.

Our executive officers, certain of our directors and certain finance professionals of our Adviser are also officers, directors, managers, and/or key professionals of other Prospect Capital Management, Prospect Administration, Prospect Capital Corporation and Priority Income Fund, Inc. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may grant equity interests in our Adviser to certain management personnel performing services for our Adviser.

Set forth below is additional information regarding additional entities that are managed by the professionals of our Adviser:

Name	Entity	Investment Focus	Gross Assets(1)
Prospect Capital Corporation	Business Development Company	Investments in senior secured loans, subordinated debt, unsecured debt, and equity of a broad portfolio of U.S. companies	$6.0 billion
Priority Income Fund, Inc.	Closed-end management investment company	Investments in senior secured loans, via CLO debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated	$418.3 million

(1)	Gross assets are calculated as of December 31, 2018.

Investment Personnel

Mr. Eliasek and Ms. Van Dask are assisted by Joseph H. Roth, who serves as a Vice President of our Adviser, and David L. Belzer, John F. Barry III, John G. Burges and John W. Kneisley, who serve as Managing Directors for our Adviser. Information regarding Messrs. Barry, Belzer, Burges, Kneisley and Roth is set forth below.

John F. Barry III is the Chief Executive Officer of our Adviser with over 35 years of experience as a lawyer, investment banker, venture capitalist and private equity investor, and his service on various boards of directors. In addition to overseeing the Adviser and Prospect Capital Corporation, Mr. Barry has served on the boards of directors of private and public companies, including financial services, financial technology and energy companies. Mr. Barry managed the Corporate Finance Department of L.F. Rothschild & Company from 1988 to 1989, focusing on private equity and debt financing for energy and other companies, and was a founding member of the project finance group at Merrill Lynch & Co. The Company also benefits from Mr. Barry’s experience prior to Merrill Lynch working as a corporate securities lawyer from 1979 to 1983 at Davis Polk & Wardwell, advising energy and finance companies and their commercial and investment bankers. Prior to Davis Polk & Wardwell, Mr. Barry served as Law Clerk to Judge J. Edward Lumbard, formerly Chief Judge of the United States Court of Appeals for the Second Circuit. Mr. Barry’s service as Chief Executive Officer of our Adviser, as Chairman and Chief Executive Officer of Prospect Capital Corporation, as President and Secretary of Prospect Capital Management and as President, Secretary and Managing Director of Prospect Administration provides him with a continuously updated understanding of investment companies, their operations, and the business and regulatory issues facing the Company. Mr. Barry earned his J.D. cum laude from Harvard Law School, where he was an officer of the Harvard Law Review, and his Bachelor of Arts magna cum laude from Princeton University, where he was a University Scholar.

David L. Belzer is a Managing Director of our Adviser with 20 years of finance industry experience. Mr. Belzer leads Prospect Capital Management’s Energy and Infrastructure company investment activities, is responsible for originating, executing, and managing debt and equity investments in the energy and infrastructure sectors, including oil and gas exploration and production, oil and gas services, and pipelines and is part of the senior management team overseeing investment approval, portfolio management, growth initiatives, and other management functions. Mr. Belzer serves a similar role at Prospect Capital Management since 2004. From 1998 to 1999, Mr. Belzer was a member of the Structured Finance Group at GE Capital, where he focused on originating and executing investments in the oil and gas sector. From 1996 to 1998, Mr. Belzer worked at Wheelabrator Technologies, a developer of waste-to-energy plants. While at Wheelabrator, Mr. Belzer focused on power plant acquisitions and development of the company’s inside-the-fence cogeneration strategy in the northeast. Mr. Belzer holds an MBA from the Olin School of Business at Washington University and a BA from the University of Indiana.

John G. Burges is a Managing Director of our Adviser with more than 22 years of finance industry experience. Mr. Burges is responsible for originating, executing and managing debt and equity investments in the oil and gas production, midstream gathering and processing, oilfield services, infrastructure and energy related industrial sectors. Mr. Burges serves a similar role at Prospect Capital Management. Mr. Burges previously worked for 16 years in investment banking and securities in London and New York with Deutsche Bank, Merrill Lynch, and Knight Capital, where he was a Managing Director. In his roles, Mr. Burges was responsible for advising and financing public companies in the utility, resource, and energy sectors. Mr. Burges has public company board and executive experience as President, CEO, and Director of a Canadian listed resource company, and as Chairman and an officer in an energy company which acquired and operated gas power generation assets in the Northeast of the US. Mr. Burges holds an MBA from Columbia Business School and a BA (Hons) from Bristol University in England.

John W. Kneisley is a Managing Director of our Adviser with 26 years of finance industry experience. Mr. Kneisley is part of the senior management team overseeing investment approval, portfolio management, growth initiatives, and other management functions. Mr. Kneisley serves a similar role at Prospect Capital Management and Priority Senior Secured Income Management. From 2006 to 2011, Mr. Kneisley was a senior member of the private investment group at Silver Point Capital, a credit-oriented hedge fund. At Silver Point Capital, Mr. Kneisley was responsible for portfolio management, origination, and execution of senior secured loans and certain control investments. Mr. Kneisley also managed Silver Point’s five CLOs. From 1991 through 2006, Mr. Kneisley worked at Goldman, Sachs & Co., most recently as a Managing Director in the Leveraged Finance group where he was responsible for originating, structuring and executing senior secured loans, high yield bonds, bridge loans and acquisition financings for corporate and sponsor clients. Mr. Kneisley holds a BA summa cum laude from DePauw University, where he was a member of Phi Beta Kappa.

Joseph H. Roth is a Vice President of our Adviser with 11 years of finance industry experience. Mr. Roth is responsible for originating, executing and managing investments across a variety of industries. Prior to joining Prospect Capital Management in 2013, Mr. Roth was an Associate at Solaia Capital Advisors, where he worked on investments in the financial services industry. Mr. Roth worked as an investment banking Associate at Citadel Securities, where he advised on M&A transactions and securities issuances for corporate clients. Mr. Roth began his career as an Analyst at Rothschild, where he worked on M&A and restructuring advisory for domestic and international clients. Mr. Roth holds a BBA from the Stephen M. Ross School of Business at the University of Michigan.

Investment Advisory Agreement

Management Services and Responsibilities

Our Adviser is a Delaware limited liability company registered as an investment adviser under the Advisers Act. Our Adviser is controlled by Prospect Capital Management. The principal executive offices of our Adviser are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. As an investment adviser registered under the Advisers Act, the Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser has a fiduciary responsibility for the safekeeping and use of all our funds and assets, whether or not in its immediate possession or control. As such, the Adviser may not employ, or permit another to employ, our funds or assets in any manner except for our exclusive benefit. The Adviser is prohibited from contracting away the fiduciary obligation owed to us and our stockholders under common law.

Subject to the overall supervision of our board of directors, our Adviser will provide investment advisory and management services to us and may also provide on our behalf managerial assistance to those of our portfolio companies to which we are required to do so. Under the terms of our Investment Advisory Agreement, our Adviser will, among other things:

●	determines the composition and allocation of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;

●	identifies, evaluates and negotiates the structure of the investments we make;

●	executes, monitors and services the investments we make;

●	determines the securities and other assets that we will purchase, retain or sell;

●	performs due diligence on prospective portfolio companies; and

●	provides us with such other investment advisory, research and related services as we may, from time to time, reasonably request or require for the investment of our funds.

The Adviser will also seek to ensure that we maintain adequate reserves for normal replacements and contingencies (but not for payment of fees payable to it) by causing us to retain a reasonable percentage of offering proceeds, revenues or other sources of reserves. Our Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Management Services Fee

Pursuant to the Investment Advisory Agreement, we will pay our Adviser a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee payable to our Adviser and any incentive fees it earns will ultimately be borne by our stockholders.

Base Management Fee

The base management fee will be calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets (including amounts borrowed for investment purposes) and payable quarterly in arrears. For the first quarter of our operations commencing with the date of the Investment Advisory Agreement, the base management fee will be calculated based on the average value of our total assets as of the date of the Investment Advisory Agreement and at the end of the calendar quarter in which the date of the Investment Advisory Agreement falls, and will be appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Subsequently, the base management fee will be payable quarterly in arrears, and will be calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and will be appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter will be appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.

Incentive Fee

We will pay our Adviser an incentive fee under the Investment Advisory Agreement consisting of two parts: (1) the subordinated incentive fee on income and (2) the capital gains incentive fee.

Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding calendar quarter. For this purpose “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receives) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and subordinated incentive fee on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, will be compared to a preferred return, or “hurdle,” of 1.5% per quarter (6.0% annualized) and a “catch-up” feature measured as of the end of each calendar quarter. Operating expenses are included in the calculation of the subordinated incentive fee.

A subordinated incentive fee on income for each calendar quarter will be paid to our Adviser as follows:

●	No incentive fee is payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the fixed preferred return rate of 1.5%, or the fixed preferred return.

●	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the fixed preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the fixed preferred return but is less than or equal to 1.875%) as the “catch-up.” The effect of the “catch-up” provision is that, if our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.875% in any calendar quarter, our Adviser will receive 20.0% of our pre-incentive fee net investment income as if a preferred return did not apply.

●	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) is payable to our Adviser. This reflects that once the fixed preferred return is reached and the catch-up is achieved, 20.0% of all pre-incentive fee net investment income thereafter is allocated to our Adviser.

The following is a graphical representation of the calculation of the subordinated incentive fee on income:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of our net assets at the end of the immediately preceding calendar quarter)

Percentage of pre-incentive fee net investment income allocated to incentive fee

These calculations will be appropriately prorated for any period of less than three months.

Example: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Fixed preferred return(1) = 1.5%

Base management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income - (base management fee + other expenses)) = 0.6125%

Pre-incentive fee net investment income does not exceed the fixed preferred return rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.5%

Fixed preferred return(1) = 1.5%

Base management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income - (base management fee + other expenses)) = 1.8625%

Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to fixed preferred return and “catch-up”)(4)

= 100% × (1.8625% - 1.5%)

= 0.3625%

Pre-incentive fee net investment income exceeds the fixed preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.3625%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Fixed preferred return(1) = 1.5%

Base management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income - (base management fee + other expenses)) = 2.8625%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (20.0% × (pre-incentive fee net investment income - 1.875))

Catch up     = 1.875% - 1.5%

= 0.375%

Subordinated incentive fee on income = (100% × 0.375%) + (20.0% × (2.8625% - 1.875%))

= 0.375% + (20% × 0.9875%)

= 0.375% + 0.1975%

= 0.5725%

Pre-incentive fee net investment income exceeds the fixed preferred return and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.5725%.

(1)	Represents the quarterly preferred return rate of 1.5%, or 6.0% on an annualized basis.
(2)	Represents the annual base management fee rate of 1.75%, or 0.4375% on a quarterly basis.
(3)	Excludes organizational and offering expenses.
(4)	The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 1.875% in any calendar quarter.

*	The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to our Adviser, we will calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

Payment of Our Expenses

Our primary operating expenses will be the payment of advisory fees and other expenses under the Investment Advisory Agreement and the Administration Agreement, and other expenses necessary for our operations. Our board of directors will monitor payments we makes to our affiliates for compliance with the Company Act. Our investment advisory fee will compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

●	corporate and organizational expenses relating to offerings of our shares, subject to limitations included in the Investment Advisory Agreement;

●	the cost of calculating our net asset value, including the cost of any third-party valuation services;

●	the cost of effecting sales and repurchases of our shares and other securities;

●	investment advisory fees and other expenses under the Investment Advisory Agreement;

●	fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

●	research and market data expenses including, without limitation, news and quotation equipment and services and; computer software specific to our business;

●	transfer agent and custodial fees;

●	fees and expenses associated with marketing efforts;

●	federal and state registration fees, and costs related to listing our securities on any securities exchange;

●	federal, state and local taxes;

●	independent directors’ fees and expenses;

●	costs of proxy statements, stockholders’ reports and notices;

●	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

●	direct costs such as printing, mailing, long distance telephone and staff;

●	fees and expenses associated with accounting, independent audits and outside legal costs;

●	costs associated with our reporting and compliance obligations under the Company Act and applicable federal securities laws, including compliance with the Sarbanes-Oxley Act;

●	brokerage commissions for the purchase and sale of our investments;

●	other expenses incurred in connection with providing investor relations support and related back-office services; and

●	all other expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, including rent and the reimbursement of the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement.

Duration and Termination

Our Adviser’s services under the Investment Advisory Agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect from year to year if approved annually by (i) the vote of our board of directors, or by approval by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter, and (ii) the vote of a majority of our independent directors. An affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter is also necessary in order to make material amendments to the Investment Advisory Agreement. The Investment Advisory Agreement will automatically terminate in the event of its assignment. As required by the Company Act, the Investment Advisory Agreement will provide that we may terminate the Investment Advisory Agreement without penalty upon 60 days’ written notice to the Adviser. Our Adviser may voluntarily terminate the Investment Advisory Agreement upon 120 days’ notice prior to termination and must pay all expenses associated with its termination.

Indemnification of the Adviser

Our charter and the Investment Advisory Agreement provides that our Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to the fullest extent permitted by law for any liability or loss suffered by the Adviser in connection with its services to us. However, in accordance with the Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Further, we will not provide indemnification to a person for any loss or liability that would violate any other federal or state securities laws. To this end and in order to comply with NASAA Omnibus Guidelines, until such time as we may list our shares on a national securities exchange the following limitations on indemnification shall apply:

I.	We shall not provide for indemnification of an any party entitled to indemnification unless all of the following conditions are met:

(a)	We have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;

(b)	We have determined, in good faith, that the party seeking indemnification was acting on behalf of or performing services for us;

(c)	We have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party is the Adviser, an affiliate of the Adviser or our officer, or (B) gross negligence or willful misconduct in the case that the party is a director (and not also our officer, the Adviser, or an affiliate of the Adviser); or

(d)	Such indemnification or agreement to hold harmless is recoverable only out of assets and not from the stockholders.

II.	We shall not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by any person seeking indemnification unless one or more of the following conditions are met:

(a)	there has been a successful adjudication on the merits of each count involving the alleged material securities law violations;

(b)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

(c)	a court of competent jurisdiction approves a settlement of the claims, and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

We shall pay or reimburse reasonable legal expenses and other costs incurred by a director, an officer, the Adviser or any affiliate of the Adviser in advance of final disposition of a proceeding if all of the following are satisfied: (a) the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf; (b) the person(s) seeking indemnification provide us with written affirmation of their good faith belief that the standard of conduct necessary for indemnification by us as authorized by the bylaws has been met; (c) the legal proceeding was initiated by a third party who is not a stockholder or, if by our stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and (d) such person(s) provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest, in cases in which such person(s) is found not to be entitled to indemnification. We will not incur the cost of any portion of liability insurance which insures our Adviser for any liability to which the Adviser is prohibited from being indemnified.

Board Approval of the Investment Advisory Agreement

The Investment Advisory Agreement was approved by TPIC’s board of directors, including all of its independent directors, in connection with their approval of the Merger. After an initial two-year term, the Investment Advisory Agreement shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (a) the vote of our board of directors, or by the vote of a majority of our outstanding voting securities and (b) the vote of a majority of our directors who are not “interested persons” under the Company Act.

In connection with its approval of the Investment Advisory Agreement, the board considered a number of factors, including the following:

●      Investment Performance. Our board of directors reviewed our investment performance and other clients advised by the Investment Adviser’s investment personnel. Our board of directors also discussed in detail the performance of the private and registered closed-end funds currently managed by the personnel of the Investment Adviser. There can be no assurance that past performance will be indicative of future performance.

●      Costs of the Services Provided to us. Our board of directors believes that the fee structure will fairly compensate the Investment Adviser for the services it provides and adequately incentivize the Investment Adviser to maximize returns to we and its stockholders.

●     Economies of Scale. Our board of directors considered information about the potential for our stockholders to experience economies of scale as we grow in size and considered that our investment strategies are expected to change as a result of the Merger, and, accordingly, that the Investment Adviser may present the opportunity for economies of scale previously unavailable to us. The Investment Adviser may seek to have us and one or more other investment accounts managed by the Investment Adviser or any of its affiliates participate in an investment opportunity. The parent company of the Investment Adviser received an exemptive order from the SEC granting the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed by the Investment Adviser or certain affiliates, including us, Prospect Capital Corporation and Priority Income Fund, Inc., subject to the conditions included therein.

●     Profitability of the Investment Adviser. Our board of directors recognized that it is difficult to predict with any degree of certainty the Investment Adviser’s profitability. However, given the fee structure would be in line with the fee structures of investment advisers to many of our BDC competitors, our board of directors determined that, based on information available to our board of directors, the Investment Adviser’s profitability with respect to managing us should not be unreasonable in relation to the nature, extent and quality of the services to be provided.

Based on these and other factors, our board of directors, including all of its independent directors, approved the Investment Advisory Agreement.

Rebates, Kickbacks and Reciprocal Arrangements

Under the terms of the Investment Advisory Agreement, our Adviser may not (A) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws, (B) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (C) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential stockholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing our common stock.

Commingled Funds

Under the terms of the Investment Advisory Agreement, our Adviser may not permit or cause to be permitted the commingling of our funds with the funds of any other entity. Nothing, however, shall prohibit our Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts may be established for the benefit of affiliated programs, provided that our funds are protected from the claims of other programs and creditors of such programs.

Prohibited Activities

Our charter prohibits the following activities between us and our Adviser and its affiliates:

●	We may not purchase or lease assets in which our Adviser or its affiliates have an interest unless we disclose the terms of the transaction to our stockholders, the assets are sold or leased upon terms that are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert;

●	We may not acquire assets in exchange for shares of our common stock;

●	Our Adviser and its affiliates may not acquire assets from us unless approved by our stockholders in accordance with our charter;

●	We may not lease assets to our Adviser or its affiliates unless we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;

●	We may not make any loans to our Adviser or its affiliates except for the advancement of funds as permitted by our charter;

●	We may not pay a commission or fee, either directly or indirectly to our Adviser or its affiliates, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

●	Our Adviser and its affiliates may not charge duplicate fees to us; and

●	Our Adviser and its affiliates may not provide financing to us with a term in excess of 12 months. In connection with any such financing, our Adviser may not receive interest in excess of the lesser of its cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our Adviser also may not receive a prepayment charge or penalty in connection with any such financing.

In addition, the Investment Advisory Agreement prohibits our Adviser and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. Our Adviser and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Our Adviser and its affiliates will not have the exclusive right to sell or exclusive employment to sell our assets. Our Adviser and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. Our Adviser may not commingle our funds with the funds of any other entity or individual.

ADMINISTRATIVE SERVICES

We have entered into the Administration Agreement with Prospect Administration under which Prospect Administration, among other things, will provide (or oversee, or arrange for the provision of) administrative services and facilities for us. For providing these services, we will reimburse Prospect Administration for its allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and its allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs and other administrative support personnel. Under the Administration Agreement, Prospect Administration will furnish us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration will also perform, arrange, or oversee the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration will assist us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversee the payment of our expenses and the performance of administrative and professional services rendered to us by others. After identifying those whole and partial portions of our internal and external costs and expenses incurred by Prospect Administration to provide administrative services to us (e.g., personnel (compensation and overhead), infrastructure, vendors, etc.) and that are reimbursable under the Administration Agreement, Prospect Administration will allocate to us all such costs and expenses not previously reimbursed to Prospect Administration by us. Our payments to Prospect Administration for these allocated costs and expenses are periodically reviewed by our board of directors, which oversees the allocation of the foregoing costs and expenses. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is an affiliate of Prospect Capital Management and our Investment Adviser. TPIC’s Board of Directors, including all of its independent directors, approved the Administration Agreement at a special meeting held on August 3, 2018.

Indemnification

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as our administrator.

Appointment of Sub-Administrators

Prospect Administration will have the authority to engage sub-administrators in connection with its provision of our administrative services. TFA Associates, LLC, our former administrator prior to the Merger (“TFA”), is expected to serve as such a sub-administrator; provided, however, that Prospect Administration shall remain responsible to us with respect to its duties and obligations set forth in the Administration Agreement. Accordingly, under a separate sub-administration services agreement (the “Sub-Administration Agreement”), Prospect Administration expects to delegate certain administrative functions to TFA, at a maximum annual rate, payable by us, not to exceed $200,000. TFA, at our expense, expects to further delegate certain administrative functions to SS&C Technologies, Inc.

The Sub-Administration Agreement will (i) be entered into by and among us, TFA and Prospect Administration, (ii) comply with applicable requirements of the Company Act and other applicable federal and state laws and (iii) contain a provision requiring TFA to comply with certain records and compliance requirements as if it were the Administrator.

It is anticipated that TFA will provide the following services pursuant to the Sub-Administration Agreement: weekly reporting to Prospect Administration with respect to our daily cash reports, trade settlements and capital raise reports; monthly reporting to Prospect Administration with respect to our dividend payment, interest payment and investment status; quarterly reporting to Prospect Administration with respect to our net asset value, advisory fees and valuation reports; preparing certain annual and quarterly financial statements; and preparing our board of director meeting materials.

The Sub-Administration Agreement is expected to remain in effect for one year from the date of its effective date, and thereafter continue from year to year, but only so long as such continuance is specifically approved by our board of directors.  The Sub-Administration Agreement may be terminated at any time, without payment of any penalty, by each of us, Prospect Administration or TFA upon 60 days’ written notice to the other parties to the Sub-Administration Agreement.

The Sub-Administration Agreement will provide that, absent willful misfeasance, bad faith or gross negligence in the performance of TFA’s duties under the Sub-Administration Agreement or reckless disregard of its duties and obligations thereunder, TFA and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it will be entitled to indemnification by Prospect Administration for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the provision of services by TFA under the Sub-Administration Agreement.

ADDITIONAL RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

M. Grier Eliasek, our chairman of the board and chief executive officer, has ownership and financial interests in our Adviser, our Administrator and other affiliated entities. Craig J. Faggen, one of our directors, has ownership and financial interests in our Adviser, our Dealer Manager and our sub-administrator.

Other officers and directors as well as members of the investment committee of our Adviser may also serve as principals of other investment managers affiliated with our Adviser, or other affiliates of our Adviser, that may in the future manage investment funds with investment objectives similar to ours. Certain of the executive officers, directors and finance professionals of Prospect Capital Management and Prospect Administration who perform services for us on behalf of our Adviser are also officers, directors, managers, and/or key professionals of other Prospect Capital Management entities (including Prospect Capital Corporation and Priority Income Fund, Inc.). These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may grant equity interests in our Adviser to certain management personnel performing services for our Adviser.

All transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.

Allocation of our Adviser’s Time

We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including, but not limited to, the management of Prospect Capital Management, Prospect Administration, Prospect Capital Corporation and Priority Income Fund, Inc. Our Adviser and its personnel will devote only as much of its and their time to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, our Adviser, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

However, Prospect Capital Management believes that our Adviser’s professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. It is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Prospect Capital Management-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at our Adviser providing services to multiple programs. For example, our Adviser has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

Allocation of Investments

Concurrent with our offering, certain professionals of our Adviser are simultaneously providing advisory services to other affiliated entities, including Prospect Capital Management, which serves as the investment adviser to Prospect Capital Corporation and Priority Senior Secured Income Management, LLC, which serves as the investment adviser to Priority Income Fund, Inc. Prospect Capital Corporation is a publicly-traded business development company that focuses on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans, subordinated debt, unsecured debt, and equity of a diversified portfolio of primarily U.S. companies and CLO debt and equity investments. Priority Income Fund, Inc. is an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, via CLO debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated. As a result, we may compete with any such investment entity for the same investors and investment opportunities, except as noted below.

The parent company of our Adviser received the Order from the SEC granting the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed by our Adviser or certain affiliates, including us, Prospect Capital Corporation and Priority Income Fund Inc., subject to the conditions included therein.  Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. In certain situations where co-investment with one or more funds managed by our Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of our Adviser or its affiliates will need to decide which client will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, we will be unable to invest in any issuer in which one or more funds managed by our Adviser or its affiliates has previously invested.

Affiliates of our Adviser have no obligation to make their originated investment opportunities available to our Adviser or to us, and such opportunities may be provided to Prospect Capital Corporation or another affiliate of our Adviser.

To mitigate the foregoing conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. We intend to make all of our investments in compliance with the Company Act and in a manner that will not jeopardize our status as a BDC or RIC.

Expense Limitation Agreement

We have entered into the Expense Limitation Agreement with our Adviser pursuant to which our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit our operating expenses to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Expense Limitation Agreement” for a more detailed description of the Expense Reimbursement Agreement.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent expert which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent expert shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

●	Each of our directors and each executive officer; and

●	All of our directors and executive officers as a group.

To our knowledge, none of our stockholders owns in excess of 5% of the outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of April 15, 2019.

Shares Beneficially Owned as of April 15, 2019
Name and Address of Beneficial Owner	Number of Shares(1)		Percentage(2)

Interested Directors:(3)
Craig Faggen	17,227.78	(4)	*
M. Grier Eliasek	--		--

Independent Directors:(3)	--		--
Andrew C. Cooper	--		--
William J. Gremp	--		--
Eugene S. Stark

Executive Officers:(3)	--		--
Kristin Van Dask

All executive officers and directors as a group (6 persons)	17,227.78		*
Interested Directors

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Assumes no other purchases or sales of our common stock since the most recently available SEC filings. This assumption has been made under the rules and regulations of the SEC and does not reflect any knowledge that we have with respect to the present intent of the beneficial owners of our common stock listed in this table.
(2)	Based on a total of 1,628,029.48 shares of our common stock issued and outstanding as of April 15, 2019.
(3)	Address is 10 East 40th Street, 42nd Floor, New York, New York 10016.
(4)

We issued 14,815 shares of our common stock to an affiliate of Mr. Faggen in exchange for gross proceeds of $200,003 and the affiliate of Mr. Faggen has received 2,412.78 shares through the distribution reinvestment plan.

Set forth below is the dollar range of equity securities beneficially owned by each of our directors as of April 15, 2019. We are not part of a “family of investment companies,” as that term is defined in the Company Act.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors
Craig J. Faggen	Over $100,000
M. Grier Eliasek	None
Independent Directors
Andrew C. Cooper	None
William J. Gremp	None
Eugene S. Stark	None

(1)	The dollar ranges are: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.
(2)	The dollar range of equity securities beneficially owned is based on an assumed current public offering price of $11.43 per Class A Share, as of April 15, 2019. Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

The following table sets forth, as of April 15, 2019, the dollar range of our equity securities that are owned by each of our Adviser’s professionals that do not serve on our Board of Directors.

Name of Professional	Dollar Range of Equity Securities(1)(2)
John F. Barry III(3)	None
David L. Belzer	$10,000-$50,000
John G. Burges	None
John W. Kneisley	None
Joseph H. Roth	None

(1)	The dollar ranges of equity securities are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 or over $1,000,000.
(2)	The dollar range of equity securities beneficially owned is based on an assumed current public offering price of $11.43 per Class A Share, as of April 15, 2019.
(3)	Mr. Barry may be deemed to share beneficial ownership with our Adviser by virtue of his control of Prospect Capital Management, which owns 50% of our Adviser.

DISTRIBUTION REINVESTMENT PLAN

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our stock. Any distributions of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect, revoke or reinstate their participation in the distribution reinvestment plan within reasonable time periods specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. Shares issued pursuant to our distribution reinvestment plan will be issued on the applicable distribution payment date. Your reinvested distributions will purchase shares at a price equal to the net offering price in effect that shares are sold in the offering on such closing date or, if there is then no current offering, the most recent net asset value per share of the Company’s shares as determined by our board of directors. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional common stock by notifying our Administrator in writing so that such notice is received by it no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, our Administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by the net offering a price that the shares are sold in the offering on such closing date or such price as is otherwise determined as provided above.

There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay our Administrator’s fees for its services with respect to the plan.

If you receive distributions in the form of stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. Your basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by filling out the disbursement change form. Please e-mail TPFlexiblesupport@phxa.com for a copy of this form. You may send the completed form to the plan administrator at Phoenix American, Attn: TP Flexible Income Fund Investor Services, 2401 Kerner Blvd., San Rafael, CA 94901.

All correspondence concerning the plan should be directed to the plan administrator by mail at Phoenix American, Attn: TP Flexible Income Fund Investor Services, 2401 Kerner Blvd., San Rafael, CA 94901 or by phone at (833) 824-1759, or by e-mail at TPFlexiblesupport@phxa.com. All details of the plan are located in the prospectus.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to Investor Relations, by mail at Phoenix American, Attn: TP Flexible Income Fund Investor Services, 2401 Kerner Blvd., San Rafael, CA 94901 or by phone at (833) 824-1759, or by e-mail at TPFlexiblesupport@phxa.com.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 100,000,000 shares of stock, par value $0.001 per share, of which 75,000,000 shares are common stock, 37,500,000 of which are classified as Class A common stock and 37,500,000 of which are classified as Class T common stock, and 25,000,000 shares are classified as preferred stock. Currently, we are only offering for sale shares of our Class A common stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of April 15, 2019:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amount Under Column (3)
Common Stock	75,000,000	—	1,628,029.48
Class A	37,500,000	—	1,628,029.48
Class T	37,500,000	—	—

*Effective March 2, 2016, all shares of our common stock issued and outstanding at that time were automatically converted into an equal number of shares of Class A common stock.

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the aggregate assets available for distribution to holders of common stock shall be determined in accordance with applicable law and our charter. Each holder of common stock shall be entitled to receive, ratably with each other holder of common stock, that portion of the assets available for distribution as the number of outstanding shares of stock held by such holder bears to the total number of outstanding shares then outstanding. Each share is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the Company Act. The Company Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the Company Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers of the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Company Act.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter and bylaws obligate us, to the fullest extent permitted by Maryland law and subject to the requirements of the Company Act, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) the Adviser or any of its affiliates acting as an agent for us, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the Company Act, we will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Notwithstanding the foregoing, and in accordance with guidelines adopted by NASAA, our bylaws prohibit us from indemnifying or holding harmless an officer, director, employee, controlling person and any other person or entity acting as our agent (which would include, without limitation, the Adviser and its affiliates) unless each of the following conditions are met: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) we have determined, in good faith, that the party seeking indemnification was acting or performing services on our behalf; (3) we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is the Adviser, any of its affiliates, or any officer of the Company, the Adviser or an affiliate of the Adviser, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Company, the Adviser or an affiliate of the Adviser); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

The Investment Advisory Agreement provides that for so long as the Company is not listed on a national securities exchange, the Adviser and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Adviser or such other person, nor will the Adviser or such other person be held harmless for any loss or liability suffered by us, unless: (1) the Adviser or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) the Adviser or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by the Adviser or such other person acting as our agent; and (4) the indemnification or agreement to hold the Adviser or such other person harmless for any loss or liability is only recoverable out of our net assets and not from our stockholders. In accordance with the Company Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Anti-Takeover Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors, Number of Directors; Vacancies; Removal

As permitted by Maryland law, a plurality of all the votes cast by holders of the outstanding shares of common stock, voting as a single class, at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director.

Our charter provides that a majority of our board of directors must be independent directors, and the Company Act requires that a majority of our board of directors be persons other than “interested persons” as defined in the Company Act.

Our charter provides that the number of directors will be set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than three, except within 60 days after the death, removal or resignation of a director. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the Company Act.

Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the annual meeting and is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) by or at the direction of the board of directors or (ii) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our charter and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10% of all the votes voting together as a single class entitled to be cast on such matter at such meeting. Any special meeting called by such stockholders shall be held (i) not more than 90 days after the record date for such meeting and (ii) not less than 10 days nor more than 30 days after the secretary gives notice of such meeting to stockholders.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders voting together as a single class entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders, voting together as a single class, entitled to cast at least a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the company each must be approved by the affirmative vote of stockholders, voting together as a single class, entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, voting together as a single class:

●	Amend the charter; or

●	Remove our Adviser and elect a new investment adviser.

Without the approval of stockholders entitled to cast a majority of all the votes, voting together as a single class, entitled to be cast on the matter, our board of directors may not:

●	Amend the charter; or

●	Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our Investment Adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

●	Appoint a new investment adviser;

●	Unless otherwise permitted by law, sell all or substantially all of our assets other than in the ordinary course of business; and

●	Unless otherwise permitted by law, approve a merger, consolidation or roll-up.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the Maryland General Corporation Law, our stockholders will not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Act. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

●	One-tenth or more but less than one-third;

●	One-third or more but less than a majority; or

●	A majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the Company Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the Company Act.

Business Combinations Act

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

●	Any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

●	An affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which they otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

●	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

●	Two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the

Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the Company Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws.

●	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

●	reserve for itself the exclusive power to fix the number of directors;

●	provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast; and

●	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our charter, we have elected to provide that all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Such election is subject to applicable requirements of the Company Act and to the provisions of any class or series of preferred stock established by the board, and provided that independent directors shall nominate replacements for any vacancies among the independent directors’ positions. While certain other of the provisions available for election under the statute are already contemplated by our charter and bylaws, the law would permit our board of directors to override further changes to the charter or bylaws.

Conflict with the Company Act

Our bylaws provide that, if and to the extent that any provisions of the Maryland General Corporations Law, including the Control Share Act (if we amend our bylaws to be subject to such law) and the Business Combinations Act, or any provisions of our charter or bylaws, conflicts with any provisions of the Company Act, the applicable provisions of the Company Act will control.

Reports to Stockholders

As required because of our election of BDC status, we will file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports will be available upon filing on the SEC’s website at www.sec.gov. These reports will also be available on our website at www.flexbdc.com. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may authorize us to provide prospectuses, prospectus supplements, annual reports and other information electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of our discussion, a “U.S. stockholder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of our discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. Federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected to be taxed as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the Annual Distribution Requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes.

Taxation as a RIC

Provided that we continue to qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which we define as net long-term capital gain in excess of net short-term capital loss) that we timely distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

●	qualify to be regulated as a BDC or be registered as a management investment company under the Company Act;

●	meet the Annual Distribution Requirement;

●	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly-traded partnership” (as defined in the Code), or the 90% Income Test; and

●	diversify our holdings so that at the end of each quarter of the taxable year:

○	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly-traded partnership”); and

○	no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly-traded partnerships,” or the Diversification Tests.

To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly-traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly-traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest, or issued with warrants, or, in certain cases, with increasing interest rates), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

Furthermore, a company may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% Income Test.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

We anticipate that the CLO vehicles in which we invest may constitute PFICs. Because we acquire shares in PFICs (including equity tranche investments in CLO vehicles that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the original earnings and net capital gain of the QEF, even if such income is not distributed to it. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation, or “CFC,” (including equity tranche investments in a CLO vehicle treated as CFC) we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. Shareholder of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment company taxable income regardless of whether we receive any actual distributions from such CFC, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Although the Code generally provides that the income inclusions from a QEF or a CFC will be “good income” for purposes of the 90% Income Test to the extent that the QEF or the CFC distribute such income to us in the same taxable year to which the income is included in our income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if we do not receive distributions from the QEF or CFC during such taxable year. As a result, if the CLOs in which we invest do not distribute all of their earnings and profits in the current year, we may have difficulty qualify as a RIC. The IRS has issued a series of private rulings in which it has concluded that all income inclusions from a QEF or a CFC included in a RIC’s gross income would constitute “good income” for purposes of the 90% Income Test whether or not distributed currently. Although such rulings are not binding on the IRS except with respect to the taxpayers to whom such rulings were issued, under current law, we believe that the income inclusions from a CLO that is a QEF or a CFC would be “good income” for purposes of the 90% Income Test whether or not we receive a cash distribution from such CLOs in the same year as the required income inclusion. However, no guarantee can be made that the IRS would not assert that such income does not constitute “good income” for purposes of the 90% Income Test to the extent that we do not receive timely distributions of such income from the CLO. If such income were not considered “good income” for purposes of the 90% Income Test, we may have difficulty qualifying as a RIC.

The IRS and U.S. Treasury Department have issued proposed regulations that provide that the income inclusions from a QEF or a CFC would not be good income for purposes of the 90% Income Test unless we receive a cash distribution from such entity in the same year attributable to the included income. If these regulations are finalized, we will carefully monitor our investments in CLOs to avoid disqualification as a RIC.

FATCA generally imposes a withholding tax of 30% on payments of U.S. source interest and dividends to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its United States account holders and its United States owners. While existing U.S. Treasury regulations would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest and dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. Most CLO vehicles in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect our operating results and cash flows.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the Company Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See “—Failure To Obtain RIC Tax Treatment.”

As a RIC, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. U.S. federal income tax law generally permits RICs to carry forward net capital losses indefinitely. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the U.S. federal income tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation of U.S. Stockholders

Whether an investment in shares of our common stock is appropriate for a U.S. stockholder will depend upon that person’s particular circumstances. An investment in shares of our common stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our common stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisors before making an investment in our common stock.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or, Qualifying Dividends, may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently generally taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

We may decide to retain some or all of our long-term capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. If the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit exceeds the tax they owe on the retained net capital gain, such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a U.S. stockholder’s liability for U.S. federal income tax. A U.S. stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a

U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to U.S. stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the distribution was declared.

We may distribute taxable distributions that are payable in cash or shares of our common stock at the election of each U.S. stockholder. Under certain applicable IRS guidance, distributions by publicly offered RICs that are payable in cash or in shares of stock at the election of stockholders are treated as taxable distributions. The IRS has published a ruling indicating that this rule will apply where the total amount of cash to be distributed is not less than 20% of the total distribution. Under this ruling, if too many stockholders elect to receive their distributions in cash, the cash available for distribution must be allocated among the stockholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any stockholder electing to receive cash, receive less than the lesser of (a) the portion of the distribution such stockholder has elected to receive in cash or (b) an amount equal to his, her or its entire distribution times the percentage limitation on cash available for distribution. If we decide to make any distributions consistent with this ruling that are payable in part in our stock, taxable U.S. stockholders receiving such distributions will be required to include the full amount of the distribution (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain distribution) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distributions, including in respect of all or a portion of such distribution that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on distributions, it may put downward pressure on the trading price of our stock.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to U.S. federal income tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.

In general, individual U.S. stockholders currently are generally subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our common stock) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. stockholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate U.S. stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the U.S. stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate U.S. stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly-offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for AMT purposes. While we anticipate that we will constitute a publicly offered regulated investment company for our current taxable year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We or the applicable withholding agent will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year (but no later than 75 days after the end of each calendar year), a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain as well as such other information about us necessary for the preparation of our U.S. stockholders’ federal income tax returns. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualifying dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We may be required to withhold U.S. federal income tax, or backup withholding, from all taxable distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and distribution income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Under U.S. Treasury regulations, if a U.S. stockholder recognizes a loss with respect to shares of our stock of $2 million or more for a non-corporate U.S. stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on IRS Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are exempted from this reporting requirement, but under current guidance, stockholders of a RIC are not exempted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Stockholders

This subsection applies to non-U.S. stockholders, only. If you are not a non-U.S. stockholder, this subsection does not apply to you and you should refer to “Taxation of U.S. Stockholders,” above.

Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. No withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied. No assurance can be given as to whether any of our distributions will be reported as eligible for this exemption from withholding.

If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, we will not be required to withhold U.S. federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.)

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale or other disposition of our common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States or (ii) in the case of an Non-U.S. individual stockholder, the stockholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with a U.S. nonresident withholding tax certificate (e.g. an IRS Form W-8BEN, IRS Form W-8BEN-E or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions, or “FFIs” unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement, or “IGA” with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. While existing U.S. Treasury regulations would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest and dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares and potentially proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes. Non-U.S. stockholders may also be subject to U.S. estate tax with respect to their investment in our common stock. Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Maintain RIC Tax Treatment

If we were unable to maintain tax treatment as a RIC, we would be subject to corporate-level U.S. federal income tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of a stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

If we fail to meet the RIC requirements for more than two consecutive years and then seek to re-qualify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate-level U.S. federal income tax on any such unrealized appreciation during the succeeding 5-year period.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process any by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

REGULATION

We have elected to be regulated as a business development company under the Company Act. The Company Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The Company Act requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the Company Act. In addition, the Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

The Company Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We will generally not be able to issue and sell any shares of our common stock at a price below net asset value per share. See “Risk Factors—Risks Related to Business Development Companies.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value per share of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value per share in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

We may invest 100% of our assets in securities or obligations acquired directly from issuers in privately-negotiated transactions. With respect such securities, we may, for the purpose of public resale, be deemed an “underwriter” for purposes of the Securities Act. We may acquire warrants to purchase common stock of our portfolio companies in connection with acquisition financings or other investments and we may acquire rights to require our portfolio companies to repurchase the securities we acquire from them in certain circumstances. We do not intend to acquire securities issued by any investment company that exceeds the limits imposed by the Company Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities or obligations of one investment company or invest more than 10% of our total assets in the securities or obligations of more than one investment company. None of our investment policies are fundamental and may be changed without prior notice and without stockholder approval.

The parent company of our Adviser received the Order from the SEC granting the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed by our Adviser or certain affiliates, including us, Prospect Capital Corporation and Priority Income Fund Inc., subject to the conditions included therein.  Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. In certain situations where co-investment with one or more funds managed by our Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of our Adviser or its affiliates will need to decide which client will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, we will be unable to invest in any issuer in which one or more funds managed by our Adviser or its affiliates has previously invested.

Qualifying Assets

Under the Company Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the Company Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the Company Act as any issuer which:

a.	is organized under the laws of, and has its principal place of business in, the United States;

b.	is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the Company Act; and

c.	satisfies any of the following:

i.	does not have any class of securities that is traded on a national securities exchange;
ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
iii.	is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or
iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

2.	Securities of any eligible portfolio company that we control.

3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our Class A Shares if our asset coverage, as defined in the Company Act, is at least equal to 200% immediately after each such issuance. However, recent legislation has modified the Company Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. Under the legislation, we are allowed to increase our leverage capacity if stockholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so.

At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. As a result, and subject to certain additional disclosure requirements as well as the repurchase obligations, both as described above, the 150% minimum asset coverage ratio will apply to the Company effective as of March 16, 2019, the day immediately after the 2019 Annual Meeting. As a result, we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage. As a non-traded BDC, we are also required to offer to repurchase our outstanding shares at the rate of 25% per quarter over four calendar quarters.

In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks Related to Business Development Companies.”

Code of Ethics

We have adopted a code of ethics in accordance with Rule 17j-1 under the Company Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. We have attached our code of ethics as an exhibit to the registration statement of which this prospectus is a part. You may also read and copy the code of ethics at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 800-SEC-0330. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. You may also obtain a copy of the code of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section at 100 F Street, N.E., Washington, DC 20549.

Compliance Policies and Procedures

We have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. The Company’s chief compliance officer, with whom we contract services, is responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We anticipate delegating our proxy voting responsibility to our Adviser. The proxy voting policies and procedures that we anticipate that our Adviser will follow are set forth below. The guidelines will be reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of the Advisers Act and Rule 206(4)-6 thereunder.

Proxy Policies

Our Adviser will vote proxies relating to portfolio securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if compelling long-term reasons to do so exist.

The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how our Adviser voted proxies with respect to our portfolio securities by making a written request for proxy voting information to our Chief Compliance Officer, Kristin Van Dask or by calling us at (212) 448-0702. The SEC also maintains a website at that contains such information.

Other Matters

We will be periodically examined by the SEC for compliance with the Company Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Further, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We will be subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we will be subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

●	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer will be required to certify the accuracy of the financial statements contained in our periodic reports;

●	pursuant to Item 307 of Regulation S-K, our periodic reports will be required to disclose our conclusions about the effectiveness of our disclosure controls and procedures;

●	pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting. This report must be audited by our independent registered public accounting firm; and

●	pursuant to Item 308 of Regulation S-K and Rule 12a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

PLAN OF DISTRIBUTION

General

We will engage in a continuous public offering of shares of our common stock as permitted by the federal securities laws. Currently we are only offering Class A Shares. We are offering a maximum of $300,000,000 of our Class A Shares to the public at an offering price of $11.43 per share. The shares are being offered by our Dealer Manager on a “best efforts” basis, which means generally that the Dealer Manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We have filed post-effective amendments to the registration statement, of which this prospectus is a part, that were subject to SEC review to allow us to continue this offering for up to three years from the date of initial effectiveness of the registration statement, subject to a 180-day grace period pursuant to Rule 415 under the Securities Act. We have also filed a new registration statement, which is subject to review by the SEC, to allow us to continue this offering for up to three years from the date that such registration statement is declared effective by the SEC. See “About this Prospectus” for additional information. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

We will sell our shares on a continuous basis at the current price of $11.43 for our Class A Shares. If, however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Therefore, persons who submit subscriptions for shares of our common stock in this offering must subscribe for a fixed dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website atwww.flexbdc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Although we will offer shares of our common stock on a continuous basis, we expect to accept subscriptions at closings in which we admit new stockholders. Shares purchased pursuant to our distribution reinvestment plan will be issued on the same dates that we hold our closings, one business day following the date a distribution is payable. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our closings of this offering.

About the Dealer Manager

Our Dealer Manager Triton Pacific Securities, LLC, is a member firm of FINRA. Our Dealer Manager was organized on January 6, 2006 and is owned by Craig J. Faggen, one of our directors.

Compensation of Dealer Manager and Participating Broker-Dealers

Except as otherwise described in this prospectus, the Dealer Manager will receive an upfront sales load of up to 6% of the gross proceeds received on Class A Shares sold in this offering all or a portion of which may be paid to selected broker-dealers and financial representatives. The selling commission and dealer manager fee, which make up the sales load, may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The Dealer Manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares.

We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

This offering is being made in compliance with FINRA Rule 2310. FINRA Rule 2310 provides that the maximum compensation payable from any source to members of FINRA participating in our continuous public offering may not exceed 10% of our gross offering proceeds (excluding proceeds received in connection with the issuance of shares through our distribution reinvestment program). Payments collected by us in connection with the distribution fee and any upfront selling commissions will be considered underwriting compensation for purposes of the applicable FINRA rules.

We have agreed to indemnify the participating broker-dealers, including the Dealer Manager and selected registered investment advisers, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Dealer Manager Agreement. The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold.

We may waive the upfront selling commissions and the upfront dealer manager fee and sell shares at a discount to the gross public offering price in certain circumstances. Our Dealer Manager may also engage registered investment advisers or other entities exempt from broker-dealer registration to enable them to sell our shares to their clients. The upfront selling commissions may be waived for sales of shares through these channels and the upfront dealer manager fee may be waived for sales of shares through these channels. Neither our Dealer Manager nor its affiliates are expected to directly compensate any person engaged as an investment adviser by a potential investor to induce such investment adviser to advise favorably for an investment in us. We expect to receive the same net proceeds per share for sales of shares through these channels.

We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our Dealer Manager and the participating broker-dealers. These non-cash compensation payments would not reduce the selling commissions or dealer manager fee that we pay participating broker-dealers. In no event will such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this offering.

We have agreed to indemnify the participating broker-dealers, including our Dealer Manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold.

To the extent permitted by law and our charter, we will indemnify the selected broker-dealers and our Dealer Manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

Shares Purchased by Affiliates

Our executive officers and directors and their immediate family members, as well as officers and employees of our Adviser and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. We expect that a limited number of shares of our common stock will be sold to individuals designated by management, net of all or a portion of the sales load. However, except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons. In addition, the sales load or portions thereof may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The amount of net proceeds to us will not be affected by reducing or eliminating the sales load payable in connection with sales to such institutional investors and affiliates. Our Adviser and its affiliates will be expected to hold their shares of our common stock purchased as stockholders for investment and not with a view towards distribution.

Volume Discounts

We are offering volume discounts to investors who purchase more than $500,000 worth of our shares through the same participating broker-dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the participating broker-dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our Class A Shares.

Dollar Amount of Shares	Purchase Price per Incremental Unit in Volume Discount Range(1)	Commission Rate

$1 — $500,000	$11.43	6.0%
$500,001 — $750,000	$11.32	5.0%
$750,001 — $1,200,000	$11.21	4.0%
$1,200,001 — $2,700,000	$11.10	3.0%
$2,700,001 — $6,000,000	$10.99	2.0%
$6,000,001 and up	$10.88	1.0%

(1) Assumes a $11.43 per share offering price. Numbers are rounded within $0.01 for purposes of this table only. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $11.43, a purchase of $1,200,000 would result in a weighted average purchase price of $11.32 per share as shown below and 111,632.34 shares purchased:

●	$500,000 at $11.43 per share (total: 43,744.53 shares) and a 6.0% commission;
●	$250,000 at $11.32 per share (total: 23,255.81 shares) and a 5.0% commission; and
●	$450,000 at $11.21 per share (total: 41,821.56 shares) and a 4.0% commission;

Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any “purchaser,” as that term is defined below, provided all such shares are purchased through the same broker-dealer. The volume discount shall be prorated among the separate subscribers considered to be a single “purchaser.” Any request to combine more than one subscription must be made in writing submitted simultaneously with your subscription for shares, and must set forth the basis for such request. Any such request will be subject to verification by the Dealer Manager that all of such subscriptions were made by a single “purchaser.”

For the purposes of such volume discounts, the term “purchaser” includes:

●	An individual, his or her spouse and their children under the age of 21 who purchase the shares for his, her or their own accounts;

●	A corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

●	An employees’ trust, pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Code;

●	All commingled trust funds maintained by a given bank; and

●	Any person or entity, or persons or entities, acquiring shares that are clients of and are advised by a single investment adviser registered with the Advisers Act.

If a single purchaser described in the categories above wishes to have its orders so combined, that purchaser will be required to request the treatment in writing, which request must set forth the basis for the discount and identify the orders to be combined. Any request will be subject to our verification that all of the orders were made by a single purchaser.

Orders also may be combined for the purpose of determining the commissions payable in the case of orders by any purchaser described in any category above whom, within 90 days of its initial purchase of shares, orders additional shares. In this event, the commission payable with respect to the subsequent purchase of shares will equal the commission per share which would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously. Purchases subsequent to this 90-day period will not qualify to be combined for a volume discount as described herein.

In order to encourage purchases of shares of our common stock in excess of 400,000 shares, our Dealer Manager may, in its sole discretion, agree with a purchaser to reduce the sales load. However, in no event will the net proceeds to us be affected by such fee reductions. For the purposes of such purchases in excess of 400,000 shares, the term “purchaser” has the same meaning as defined above with respect to volume discount purchases.

Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should pay for your shares by delivering a check for the full purchase price of the shares, payable to “TP Flexible Income Fund.” You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely.

By executing the subscription agreement, you will attest, among other things, that you:

●	Have received the final prospectus;

●	Meet the suitability requirements described in this prospectus;

●	Are purchasing the shares for your own account;

●	Acknowledge that there is no public market for our shares; and

●	Are in compliance with the USA PATRIOT Act and are not on any governmental authority watch list.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to purchase our shares.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act, our Dealer Manager or the broker-dealers participating in the offering will promptly submit a subscriber’s check on the business day following receipt of the subscriber’s subscription documents and check. In certain circumstances where the suitability review procedures are lengthier than customary, a subscriber’s check will be promptly deposited in compliance with Exchange Act Rule 15c2-4. The proceeds from your subscription will be held in trust for your benefit, pending our acceptance of your subscription.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 497 of the Securities Act. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three days. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it.

Investments by IRAs and Certain Qualified Plans

We will appoint one or more IRA custodians for investors of our common stock who desire to establish an IRA, SEP, or certain other tax-deferred accounts or transfer or rollover existing accounts. We will provide the name(s) of such IRA custodian(s) in a prospectus supplement. Our Adviser may determine to pay the fees related to the establishment of investor accounts with such IRA custodian(s), and it may also pay the fees related to the maintenance of any such accounts for the first year following its establishment. Thereafter, we expect the IRA custodian(s) to provide this service to our stockholders with annual maintenance fees charged at a discounted rate. In the future, we may make similar arrangements for our investors with other custodians. Further information as to custodian services is available through your broker or may be requested from us.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of the prospectus, as supplemented. We will submit all supplemental sales material to the SEC or FINRA for review prior to distributing such material. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. The sales material expected to be used in permitted jurisdictions includes:

●	investor sales promotion brochures;

●	cover letters transmitting the prospectus;

●	brochures containing a summary description of the offering;

●	fact sheets describing the general nature of TP Flexible Income Fund, Inc. and our investment objectives;

●	asset flyers describing our recent investments;

●	broker promotional brochures (electronic and physical) and updates;

●	online investor presentations;

●	third-party article reprints;

●	website material;

●	electronic media presentations; and

●	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by our Adviser or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in the prospectus, as supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

LIQUIDITY STRATEGY

Our shares have no history of public trading. We do not intend to list our shares on any securities exchange during the offering period nor for a substantial period thereafter, if ever, and we do not expect any secondary market in our shares to develop in the foreseeable future. We define the term “offering period” as the time during which we conduct this offering, as approved and extended by our board of directors. The offering period currently extends to a date that is three years from the effective date of our new registration statement, which we expect to be approximately August 31, 2022. We may, in our discretion, extend the term of the offering indefinitely. Our initial offering commenced in 2012 and we have already extended our offering once with this follow-on offering. While a BDC may list its shares for trading in the public markets, we have elected not to do so for at least a substantial period. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objectives without subjecting our investors to the daily share price volatility associated with the public markets.

As a result, you should not expect to be able to resell your shares. To the extent the portfolio has not been liquidated between five and seven years following the completion of this offering, we currently intend to seek a liquidity event; however, because we may extend this offering indefinitely, the timing of any liquidity event is uncertain and may also be extended indefinitely. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Should we not be able to do so within seven years following the end of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets (which may include allowing our debt securities to mature and disposing of our equity interests to the extent feasible). However, upon the vote of a majority of stockholders eligible to vote at any stockholder meeting, we may suspend any such liquidation for such time as the stockholders may agree or we may extend the date upon which we must cease to make investments in new portfolio companies and begin an orderly liquidation of our assets for up to three consecutive periods of 12 months each upon the vote of a majority of our independent directors. Further, if we do list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds. As a result of these factors, an investment in our shares is not suitable for investors who require short or medium term liquidity.

In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management requirements to become a perpetual life company and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. In addition, if we determine to pursue a listing of our securities on a national securities exchange, at that time we may consider either an internal or an external management structure. Should we seek to internalize our management structure, you should be aware that such internalization might involve the purchase of our Adviser or an alternative transaction structure that could create a conflict of interest between us and our management team. If we undertake such internalization, any such transaction will be negotiated and overseen by our independent directors.

Since a portion of the offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by stockholders will not be invested. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital. You should also be aware that shares of publicly-traded closed-end investment companies frequently trade at a discount to their net asset value per share. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below net asset value per share. This risk is separate and distinct from the risk that our net asset value per share may decline.

To provide interim liquidity to our stockholders, we plan, but are not required, to conduct quarterly repurchase offers pursuant to our share repurchase program in accordance with the Company Act. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our proposed share repurchase program.

SHARE REPURCHASE PROGRAM

As a result of PWAY being the accounting survivor of the Merger, the share repurchase programs of FLEX (in its capacity as TPIC) and PWAY are discussed below.

General

We do not intend to list our shares on any securities exchange during this offering and for a substantial period thereafter and we do not expect a public market for our shares to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase any of his or her shares. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our listing, liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

We commenced our share repurchase program in the second quarter of 2016. Repurchases are made on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution to stockholders, including pursuant to our share repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock. We anticipate conducting such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the Company Act. In months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our closings for the sale of shares in this offering.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

●	The effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

●	The liquidity of our assets (including fees and costs associated with disposing of assets);

●	Our investment plans and working capital requirements;

●	The relative economies of scale with respect to our size;

●	Our history in repurchasing shares or portions thereof; and

●	The condition of the securities markets.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased by applying the limitations on the number of shares to be repurchased, noted above. We further anticipate that we will offer to repurchase such shares on each date of repurchase at a price equal to 90% of the current offering price on each date of repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you submit for repurchase. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the Company Act.

The board of directors will require that we repurchase shares or portions thereof from you pursuant to written tender offer materials only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written submissions of shares from our stockholders. Our Adviser, our directors and their respective affiliates are prohibited from receiving a fee in any repurchase by us of our shares.

When the board of directors determines that we will offer to repurchase shares, we will furnish tender offer materials to you describing the terms of repurchase, and containing information you should consider in deciding whether and how to participate in the repurchase opportunity. We expect to continue our share repurchase program during the time we are conducting the special repurchase offer discussed below.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

If any of our Adviser’s affiliates holds shares, any such affiliates may tender shares in connection with any repurchase offer we make on the same basis as any other stockholder. Except for the initial capital contribution of our Adviser, our Adviser will not tender its shares for repurchase as long as our Adviser remains our investment adviser.

We intend to rely on an exemptive order from the SEC to provide relief from Rule 102 of Regulation M under the Exchange Act in connection with our proposed share repurchase program. If we modify any of the material terms of our proposed share repurchase program, including the price at which we would offer to make repurchases, we will reflect such revisions in a sticker supplement to the prospectus.

You have the option of placing a transfer on death, or “TOD,” designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

FLEX (TPIC) – Pre-Merger

The following table provides information concerning the Company’s repurchase of shares of common stock during the years ended December 31, 2018, 2017 and 2016 (no repurchases were made prior to 2016 and no repurchases were made in the three months ended June 30, 2018, the three months ended September 30, 2018 or the three months ended December, 31, 2018):

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Average Price Paid Per Share	Aggregate Consideration for Repurchased Shares
Fiscal 2018
March 31, 2018	March 28, 2018	6,388.01	11%	$12.11	$77,359
Fiscal 2017
March 31, 2017	January 20, 2017	8,482.60	27%	$13.87	$117,654
June 30, 2017	May 12, 2017	1,936.81	6%	13.55	26,244
September 30, 2017	September 25, 2017	5,968.22	9%	12.30	73,409
December 31, 2017	December 22, 2017	6,212.40	10%	12.11	75,232
Total		22,600.03	12%	12.94	292,539
Fiscal 2016
September 30, 2016	July 15, 2016	8,482.60	50%	$13.80	$117,060
December 31, 2016	October 14, 2016	8,482.60	48%	13.80	117,060
Total		16,965.20	49%	$13.80	$234,120

Following completion of the Merger, we expect to continue our share repurchase program while we conduct our special repurchase offer, discussed below.

PWAY (Accounting Survivor) – Pre-Merger

The following table sets forth the number of common shares that were repurchased by PWAY in each tender offer, which reflect repurchases that occurred prior to the Merger:

Quarterly Offer Date	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
For year ended June 30, 2017
September 30, 2016(1)	N/A	—	—%	$—	$—
December 31, 2016	January 25, 2017	772	100.00%	14.00	10,803
March 31, 2017	April 27, 2017	359	100.00%	14.02	5,034
Total for year ended June 30, 2017		1,131			15,837

For year ended June 30, 2018
June 30, 2017	July 31, 2017	4,801	61%	13.61	65,335
September 30, 2017	October 30, 2017	5,246	81%	13.57	71,189
December 31, 2017	January 23, 2018	5,689	100%	13.56	77,152
March 31, 2018	April 30, 2018	22,245	100%	13.03	289,865
Total for year ended June 30, 2018		37,981			$503,541

For the six months ended December 31, 2018
June 30, 2018	August 7, 2018	31,715	100%	Class A: 12.67 Class I:12.70	401,849
September 30, 2018	November 13, 2018	19,180	100%	Class A: 11:35	217,695
Total for six months ended December 31, 2018		50,895			$619,544

(1) No shares were tendered pursuant to this offer to repurchase.

On December 31, 2018, PWAY made an offer to purchase no less than 5% of its shares outstanding and no more than 7% of its shares outstanding. The offer began on December 31, 2018 and expired at 4:00 PM, Eastern Time, on February 11, 2019. A total of 17,747 of its shares were repurchased at a purchase price of $10.80 per Class A share and $10.83 per Class I share.

Special Repurchase Offer

At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. Because our securities are not listed on a national securities exchange, pursuant to the requirements of the SBCA we are required to conduct four special repurchase offers that, taken together, will allow all of the Eligible Stockholders (former stockholders of TPIC as of March 15, 2019, the date of the 2019 Annual Meeting) to have those shares that such Eligible Stockholders held as of that date to be repurchased by us. PWAY stockholders who became our stockholders in connection with the Merger will not be eligible to participate in these special repurchase offers. In addition, shares of our common stock acquired after the date of the 2019 Annual Meeting will not be eligible for repurchase in these special repurchase offers. These special repurchase offer will be separate and apart from our share repurchase program discussed above.

The special repurchase offer will consist of four quarterly tender offers, with the first occurring in the second fiscal quarter of 2019 and the remainder occurring in each of the following three fiscal quarters.  Each of the four tender offers that is part of the special repurchase offer will allow the Eligible Stockholders to tender for repurchase up to 25% of their shares held as of the date of the 2019 Annual Meeting.  The repurchase price for any shares tendered during the special repurchase offer will be equal to the net asset value per share of our common stock as of the date of each such repurchase.

In connection with each tender offer that is part of the special repurchase offer, we plan to provide notice to all Eligible Stockholders describing the terms of the special repurchase offer and other information such Eligible Stockholders should consider in deciding whether to tender their shares to us in the special repurchase offer. These documents will also be made available on our website at www.flexbdc.com. Each Eligible Stockholder will have not less than 20 business days from the date of that notice to elect to tender their shares back to us.

The payment for the eligible shares that are tendered in each special repurchase offer is expected to be paid promptly at the end of the applicable special repurchase offer in accordance with the Company Act. At the discretion of our board of directors, we may use cash on hand, cash available from borrowings, cash available from the issuance of new shares of our common stock and cash from the sale of our investments to fund the aggregate purchase price payable as a result of any special repurchase offer. If substantial numbers of the Eligible Stockholders take advantage of this opportunity, it could significantly decrease our asset size, require us to sell our investments earlier than our Adviser would have otherwise desired, which may result in selling investments at inopportune times or significantly depressed prices and/or at losses, or cause us to incur additional leverage solely to meet repurchase requests.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

We have entered into a Fund Services Agreement with Phoenix American Financial Services, LLC, pursuant to which Phoenix agreed to serve as our transfer agent, plan administrator, distribution paying agent and registrar. The principal business address of our transfer agent is 2401 Kerner Blvd., San Rafael, California 94901. The Agreement is for a one-year term and will renew automatically for successive one-year terms, subject to the approval of our board of directors. We have also entered into an agreement with the Bank of New York to serve as our custodian. The principal business address of our custodian is 525 William Penn Place, 8th Floor, Pittsburgh, Pennsylvania 15259. The agreement with Bank of New York may be terminated by either party without penalty upon 60 days’ written notice to the other party.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to use brokers infrequently in the normal course of our business. Subject to policies established by our board of directors, our Adviser will be primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not anticipate executing transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities.

LEGAL MATTERS

Certain legal matters regarding our shares of common stock offered by this prospectus have been passed upon for us by Nelson Mullins Riley & Scarborough LLP. Certain matters with respect to Maryland law have been passed upon for us by Baker & Hostetler LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO USA, LLP, an independent registered public accounting firm located at 100 Park Avenue, New York, NY 10017, audited the financial statements of PWAY as of June 30, 2018 (the report on the financial statements contains an explanatory paragraph regarding PWAY’s ability to continue as a going concern). As discussed elsewhere in this prospectus, PWAY is the accounting survivor in connection with the Merger and its historical financial statement are included in this prospectus and will be included in other reports we file with the SEC.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

Any stockholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Under the MGCL, our stockholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) our charter, (ii) our bylaws, (iii) minutes of the proceedings of our stockholders, (iv) annual statements of affairs and (v) any voting trust agreements. A stockholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of directors.

We intend to maintain an alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our common stock held by each of them, as part of our books and records and will be available for inspection by any stockholder at our office. We intend to update the stockholder list at least quarterly to reflect changes in the information contained therein including substituted investors. In the case of assignments, where the assignee does not become a substituted investor, we will recognize the assignment not later than the last day of the calendar month following a receipt of notice assignment and required documentation. In addition to the foregoing, Rule 14a-7 under the Exchange Act, provides that, upon the request of a stockholder and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. If a proper request for the stockholder list is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder will not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or any other information for any commercial purpose of not related to the requesting stockholder’s interest in our affairs. We may also require such stockholder sign a confidentiality agreement in connection with the request.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. Copies of such reports and amendments to those reports, if any, filed or furnished pursuant to the Exchange Act are available free of charge through our website at www.flexbdc.com as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. Information on our website should not be considered part of this prospectus. A request for any of these reports may also be submitted to us by sending a written request addressed to Investor Relations, TP Flexible Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, NY 10016, or by calling our investor relations line at (212) 448-0702. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

PRIVACY NOTICE

We are committed to protecting your privacy and to safeguarding your nonpublic information. This privacy notice explains our privacy policies.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. Included in the information we collect from you is your name, address, e-mail, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

●	Authorized Employees of our Adviser. It is our policy that only authorized employees of our Adviser who need to know your personal information will have access to it.

●	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

OTHER

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. As a BDC, we are prohibited from protecting any officer or director against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of each person’s office.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements in this prospectus are not historical facts, but rather are based on current expectations, estimates and projections about, us, our prospective portfolio investments, our industry and our assumptions. Forward-looking statements may include statements as to:

●	our future operating results;

●	our business prospects and the prospects of potential investments;

●	the impact of the investments that we expect to make;

●	the ability of our investments to achieve their objectives;

●	our expected financings and investments;

●	the adequacy of our cash resources and working capital; and

●	the timing of cash flows, if any, from the operations of the companies in which we invest.

In addition, words such as “anticipate,” “believe,” “expect,” “intend,” “seeks,” “would” and “should” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements in this prospectus are not guarantees of future performance and involve risks, uncertainties and other factors, many of which will be beyond our control and difficult to predict. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

●	changes in the economy, including changes in interest rates;

●	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters;

●	future changes in laws or regulations and conditions in our operating areas; and

●	our dependence on key personnel of our Adviser.

Although we believe that the assumptions on which the forward-looking statements in this prospectus are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the statements based on those assumptions could be inaccurate. Accordingly, the inclusion of forward-looking statements in this prospectus should not be regarded as a representation that our plans and objectives will be achieved and you should not place undue reliance on those statements.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and, except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to review any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

TP Flexible Income Fund, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Pathway Capital Opportunity Fund, Inc.

New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of Pathway Capital Opportunity Fund, Inc. (the “Company”), including the schedule of investments, as of June 30, 2018, the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the related notes, including the financial highlights for each of the two years in the period then ended and the period from August 25, 2015 (the date non-affiliate shareholders were admitted into the Company) to June 30, 2016 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2018, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and its financial highlights for each of the two years in the period then ended and the period from August 25, 2015 (the date non-affiliate shareholders were admitted into the Company) to June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not raised sufficient capital to build a large enough portfolio to generate sufficient revenue to cover its operating expenses which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 2018, by correspondence with the custodian. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

New York, New York

August 29, 2018

We have served as the Company's auditor since 2013.

Pathway Capital Opportunity Fund, Inc.

Statement of Assets and Liabilities

As of June 30, 2018

Assets
Investments, at fair value (amortized cost $11,296,565)	$10,940,179
Cash	587,722
Interest receivable	173,755
Due from Adviser (Note 7)	118,109
Deferred offering costs (Note 7)	64,500
Prepaid expenses	24,899
Due from Affiliate (Note 7)	12,018
Total assets	11,921,182
Liabilities
Due to Adviser (Note 7)	1,975,233
Revolving Credit Facility (Note 6)	1,350,000
Accrued expenses	128,323
Due to Administrator (Note 7)	45,833
Dividends payable	42,568
Due to Affiliates (Note 7)	20,953
Interest payable	5,108
Total liabilities	3,568,018
Commitments and contingencies (Note 11)	—
Net assets	$8,353,164

Components of net assets:
Common stock, $0.01 par value (Note 5)	$6,574
Additional paid-in capital	8,853,330
Net unrealized loss on investments	(356,386)
Accumulated net realized gain on investments	37,548
Accumulated net investment (loss)	(187,902)
Net assets	$8,353,164

See accompanying notes to financial statements.

Pathway Capital Opportunity Fund, Inc.

Statement of Assets and Liabilities
(continued)

As of June 30, 2018

Class A
Net assets	$7,933,028
Shares authorized	70,000,000
Par value	$0.01
Shares outstanding	624,354
Net asset value and redemption price per share	$12.71

Class I
Net assets	$420,136
Shares authorized	40,000,000
Par value	$0.01
Shares outstanding	33,016
Net asset value and redemption price per share	$12.73

Class C
Net assets	$—
Shares authorized	40,000,000
Par value	$0.01
Shares outstanding	—
Net asset value and redemption price per share	$—

Class L
Net assets	—
Shares authorized	50,000,000
Par value	$0.01
Shares outstanding	—
Net asset value and redemption price per share	$—

See accompanying notes to financial statements.

Pathway Capital Opportunity Fund, Inc.

Statement of Operations

For the year ended June 30, 2018

Investment income
Interest Income from bonds	$823,444
Interest Income from CLOs	474,873
Total investment income	1,298,317
Expenses
Amortization of offering costs (Note 7)	358,608
Administrator costs (Note 7)	357,995
Base management fees (Note 7)	264,101
Adviser shared service expense (Note 7)	216,184
Valuation services	145,457
Audit and tax expense	178,947
Transfer agent fees and expenses	132,577
Insurance expense	111,403
Interest expense	67,195
Report and notice to shareholders	56,160
Legal expense	49,565
General and administrative	27,620
Due diligence expense	16,463
Shareholder servicing fees (Class A only)	11,382
Excise tax expense	(8,777)
Total expenses	1,984,880
Expense limitation payment (Note 7)	(748,696)
Expense support payment (Note 7)	(456,660)
Net expenses	779,524
Net investment income	518,793
Net realized and unrealized gain (loss) on investments
Net realized gain on investments	181,008
Net increase in unrealized loss on investments	(704,926)
Net realized and unrealized loss on investments	(523,918)
Net decrease in net assets resulting from operations	$(5,125)

See accompanying notes to financial statements.

Pathway Capital Opportunity Fund, Inc.

Statements of Changes in Net Assets

	Year Ended June 30, 2018	Year Ended June 30, 2017

Net increase in net assets resulting from operations:
Net investment income	$518,793	$389,875
Net realized gain on investments	181,008	17,839
Net increase (decrease) in unrealized gain on investments	(704,926)	357,968
Net increase (decrease) in net assets resulting from operations	(5,125)	765,682
Distributions to shareholders:
Return of capital distributions (Note 8)
Class A (previously Class R) (Note 5)	(383,998)	(477,100)
Class I (previously Class RIA and I) (Note 5)	(20,222)	(27,415)
Capital gain (Note 8)
Class A (previously Class R) (Note 5)	(153,184)	—
Class I (previously Class RIA and I) (Note 5)	(8,115)	—
Total distributions to shareholders	(565,519)	(504,515)
Capital transactions:
Gross proceeds from shares sold (Note 5)	789,900	2,102,877
Commissions and fees on shares sold (Note 7)	(51,969)	(163,700)
Reinvestment of distributions (Note 5)	283,674	230,005
Repurchase of common shares (Note 5)	(503,541)	(15,837)
Offering costs (Note 7)	—	14,877
Net increase in net assets from capital transactions	518,064	2,168,222
Total (decrease)/increase in net assets	(52,580)	2,429,389
Net assets:
Beginning of year	8,405,744	5,976,355
End of year(a)	$8,353,164	$8,405,744

(a) Includes accumulated net investment loss of (Note 9):	$(187,902)	$(424,002)

See accompanying notes to financial statements.

Pathway Capital Opportunity Fund, Inc.

Statement of Cash Flows

For the year ended June 30, 2018

Cash flows provided by operating activities:
Net decrease in net assets resulting from operations	$(5,125)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash provided by operating activities:
Amortization of offering costs	358,608
Purchases of investments	(4,551,898)
Proceeds from sales and redemptions of investments	5,230,764
Net increase in unrealized loss on investments	704,926
Net realized gain on investments	(181,008)
Accretion of purchase discount on investments, net	(82,530)
Decrease (Increase) in operating assets:
Due from Adviser (Note 7)	(118,109)
Due from Affiliate (Note 7)	(12,018)
Deferred offering costs (Note 7)	(227,362)
Interest receivable	(5,413)
Prepaid expenses	4,473
Increase (Decrease) in operating liabilities:
Due to Adviser (Note 7)	119,558
Due to Affiliates (Note 7)	13,744
Interest payable	116
Due to Administrator (Note 7)	13,302
Accrued expenses	39,323
Net cash provided by operating activities	1,301,351
Cash flows used in financing activities:
Gross proceeds from shares sold (Note 5)	809,900
Commissions and fees on shares sold (Note 7)	(52,366)
Distributions paid to stockholders	(293,792)
Repurchase of common shares (Note 5)	(503,541)
Borrowings under Revolving Credit Facility (Note 6)	325,000
Repayments under Revolving Credit Facility (Note 6)	(1,600,000)
Net cash used in financing activities	(1,314,799)
Net decrease in cash	(13,448)
Cash, beginning of year	601,170
Cash, end of year	$587,722

Supplemental information
Value of shares issued through reinvestment of distributions	$283,674
Interest paid during the year	$67,079

See accompanying notes to financial statements.

Pathway Capital Opportunity Fund, Inc.

Schedule of Investments

As of June 30, 2018

					June 30, 2018
Portfolio Investments (1)	Industry	Sector (2)	Coupon/ Yield	Legal Maturity	Principal Amount	Amortized Cost	Fair Value (3)	% of Net Assets

LEVEL 2 PORTFOLIO INVESTMENTS (4)
Senior Unsecured Bonds
Ace Cash Express, Inc.	Financial	Services	12.00%	12/15/2022	$500,000	$493,110	$545,750	6.5%
Archrock Partners, LP	Energy	Services	6.00%	4/1/2021	500,000	497,145	499,027	6.0%
Brand Energy & Infrastructure Services, Inc.	Energy	Industrial	8.50%	7/15/2025	1,000,000	1,000,000	1,017,427	12.2%
Calumet Specialty Products	Energy	Downstream	7.75%	4/15/2023	550,000	523,838	551,287	6.6%
Carrizo Oil and Gas, Inc.	Energy	Upstream	7.50%	9/15/2020	191,000	193,012	192,074	2.3%
CSI Compressco LP	Energy	Services	7.25%	8/15/2022	750,000	675,537	687,188	8.2%
Ferrellgas Partners LP	Energy	Downstream	8.63%	6/15/2020	750,000	750,000	727,500	8.7%
Global Partners LP	Energy	Midstream	7.00%	6/15/2023	350,000	330,947	349,540	4.2%
Jonah Energy LLC	Energy	Upstream	7.25%	10/15/2025	1,000,000	1,000,000	811,964	9.7%
Martin Midstream Partners LP	Energy	Midstream	7.25%	2/15/2021	500,000	484,935	495,000	5.9%
NGL Energy Partners LP	Energy	Midstream	6.88%	10/15/2021	750,000	745,753	763,327	9.1%
RSP Permian, Inc.	Energy	Upstream	6.63%	10/1/2022	300,000	292,376	315,397	3.8%
Weatherford Bermuda	Energy	Services	9.88%	3/1/2039	350,000	322,886	340,764	4.1%
		Total Senior Unsecured Bonds				$7,309,539	$7,296,245	87.3%

Senior Secured Bonds
Hexion Inc.	Chemicals	Manufacturing	6.63%	4/15/2020	$550,000	$524,156	$516,038	6.2%
Total Senior Secured Bonds						$524,156	$516,038	6.2%

Total Level 2 Portfolio Investments						$7,833,695	$7,812,283	93.5%
LEVEL 3 PORTFOLIO INVESTMENTS
CLO - subordinated notes(5)(6)
Carlyle Global Market Strategies CLO 2014-4-R, Ltd.	Structured Finance	N/A	20.67%	7/15/2030	$250,000	$174,970	$184,133	2.2%
Carlyle Global Market Strategies CLO 2017-5, Ltd.	Structured Finance	N/A	15.86%	1/22/2030	500,000	506,401	457,386	5.5%
Galaxy XIX CLO, Ltd.	Structured Finance	N/A	12.13%	7/24/2030	250,000	166,384	139,761	1.7%
GoldenTree 2013-7A, Ltd.(7)	Structured Finance	N/A	—%	10/29/2026	250,000	73,064	55,357	0.7%
GoldenTree Loan Opportunities IX, Ltd.	Structured Finance	N/A	12.84%	10/29/2026	250,000	180,520	168,922	2.0%

					June 30, 2018
Portfolio Investments (1)	Industry	Sector (2)	Coupon/ Yield	Legal Maturity	Principal Amount	Amortized Cost	Fair Value (3)	% of Net Assets

Madison Park Funding XIII, Ltd.	Structured Finance	N/A	18.76%	4/22/2030	250,000	176,111	166,338	2.0%
Madison Park Funding XIV, Ltd.	Structured Finance	N/A	17.32%	7/20/2026	250,000	194,188	190,356	2.3%
Octagon Investment Partners XIV, Ltd.	Structured Finance	N/A	18.07%	7/16/2029	850,000	506,864	431,794	5.2%
Octagon Investment Partners XXI, Ltd.	Structured Finance	N/A	19.37%	11/14/2026	300,000	181,468	190,379	2.3%
Octagon Investment Partners 30, Ltd.	Structured Finance	N/A	15.73%	3/17/2030	475,000	454,309	398,348	4.8%
OZLM XII, Ltd.	Structured Finance	N/A	10.53%	4/30/2027	275,000	216,577	166,721	2.0%
Voya IM CLO 2013-1, Ltd.	Structured Finance	N/A	16.20%	10/15/2030	278,312	179,813	163,625	1.9%
Voya CLO 2016-1, Ltd.	Structured Finance	N/A	20.90%	1/21/2031	250,000	208,899	212,472	2.5%
THL Credit Wind River 2013-1 CLO, Ltd.	Structured Finance	N/A	16.13%	7/30/2030	325,000	243,302	202,304	2.4%
Total CLO - subordinated notes						$3,462,870	$3,127,896	37.5%

Total Level 3 Portfolio Investments						$3,462,870	$3,127,896	37.5%

Total Portfolio Investments						$11,296,565	$10,940,179	131.0%
Liabilities in excess of other assets							(2,070,977)	(24.8)%
Net Assets							$8,353,164	100.0%

(1) The Company does not “control” and is not an “affiliate” of any of the portfolio investments, each term as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). In general, under the 1940 Act, the Company would be presumed to “control” a portfolio company if the Company owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if the Company owned 5% or more of its voting securities.

(2) The upstream sector includes businesses that locate, develop or extract energy in its most basic, raw form. The midstream sector includes businesses that process, gather, transport, ship, transmit or store raw energy resources or by-products in a form suitable for refining or power generation. The downstream sector includes businesses that refine, market or distribute energy to end-user customers.

(3) Fair value is determined by or under the direction of the Company’s Board of Directors (see Note 3).

(4) All Level 2 securities are pledged as collateral supporting the amounts outstanding under a revolving credit facility with BNP Paribas Prime Brokerage International, Ltd. that was closed on August 25, 2015.

(5) The CLO subordinated notes and preference/preferred shares are considered equity positions in the Collateralized Loan Obligations (“CLOs”). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(6) All CLO subordinated notes are co-investments with other entities managed by an affiliate of the Adviser (see Note 7).

(7) Security was called for redemption and the liquidation of the underlying loan portfolio is ongoing.

See accompanying notes to financial statements.

Pathway Capital Opportunity Fund, Inc.

Notes to Financial Statements

June 30, 2018

Note 1. Principal Business and Organization

Pathway Capital Opportunity Fund, Inc. (formerly known as Pathway Energy Infrastructure Fund, Inc.) (the “Company,” “us,” “our,” or “we”) was incorporated under the general corporation laws of the State of Maryland on February 19, 2013 and was inactive from that date to August 25, 2015 except for matters relating to its organization and registration as an externally managed, non-diversified, closed-end investment company under the Investment Company Act of 1940, as amended (“1940 Act”). In addition, the Company has elected to be treated for tax purposes as a regulated investment company, or “RIC,” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). On August 25, 2015, the Company satisfied its minimum offering requirement by raising over $2.5 million from selling shares to persons not affiliated with the Company or the Adviser, defined below, (the “Minimum Offering Requirement”), and as a result, broke escrow and commenced making investments. The Company’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. To achieve this investment objective, the Company’s investment strategy is to invest, under normal circumstances, at least 50% of our total assets, that is net assets plus borrowings, in securities of Infrastructure companies and Infrastructure-Related companies. The Company considers Infrastructure companies to include companies that derive at least 50% of their revenues, gross profit or EBITDA from the ownership, management, development, construction, maintenance, renovation, enhancement or operation of Infrastructure assets. The Company considers Infrastructure-Related companies to be those that derive at least 50% of their revenues, gross profit or EBITDA from providing products or services to Infrastructure companies. This investment strategy may be changed by our Board of Directors (the “Board”) if we provide our stockholders with at least 60 days prior written notice. As part of our investment objective to generate current income, the Company can invest up to 50% of our total assets in other securities, including senior debt, subordinated debt, preferred equity, dividend paying equity and the equity and junior debt tranches of a type of pools of broadly syndicated loans known as Collateralized Loan Obligations, or “CLOs.” The CLOs include a diversified portfolio of broadly syndicated loans and do not have direct exposure to real estate or mortgages.

On October 31, 2017, the Company converted to an interval fund. An interval fund is a closed-end management investment company that has adopted a fundamental policy to conduct periodic repurchases of its outstanding shares of common stock pursuant to Rule 23c-3 of the 1940 Act. Additionally, the Company began offering its shares on a continuous basis with this change. Also at this time, the Company changed its industry concentration policy from concentrating its investments in the energy and related infrastructure and industrial sectors to investing more than 25% of its assets in companies conducting their principal business in industries with exposure to Infrastructure assets. Further, the Company was required, pursuant to Rule 35d-1 under the 1940 Act, to invest at least 80% of its total assets in securities of companies that operate primarily in energy and related infrastructure and industrial sectors. In connection with the restructuring of the Company to an interval fund, the Board changed the Company’s investment strategy and the name of the Company from Pathway Energy Infrastructure Fund, Inc. to Pathway Capital Opportunity Fund, Inc.

The Company is managed by Pathway Capital Opportunity Fund Management, LLC (formerly known as Pathway Energy Infrastructure Management, LLC) (the “Adviser”), that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is 50% owned by Prospect Capital Management L.P. (“PCM”) and 50% by Stratera Holdings, LLC (“Stratera Holdings”).

The Company is offering up to 200,000,000 shares of its common stock, on a best efforts basis, at an initial offering price of $15.00 per share.

Note 2. Going Concern Matters

The Company’s financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business for the foreseeable future. Because many of the costs of operating the Company are not proportional to the size of the Company’s investment portfolio, including accounting/auditing, legal, insurance and administrative costs (which includes the reimbursement of the compensation of the chief financial officer, chief compliance officer, treasurer, secretary and other administrative personnel of our Administrator, as defined in Note 7), the Company must raise sufficient capital in order to build a portfolio that generates sufficient revenue to cover the Company’s expenses. As of June 30, 2018, the Company has not raised sufficient capital to build a large enough portfolio to generate sufficient revenue to cover its operating expenses and has only been able to fund distributions to shareholders through Expense Support and Expense Limitation Payments from the Adviser. Under the Expense Limitation Agreement (as defined in Note 7), the Adviser agrees to contractually waive its fees and to pay or absorb the ordinary operating expenses of the Company to help continue its operations through October 31, 2018. The preceding circumstances raise substantial doubt about the Company’s ability to continue as a going concern for at least one year after August 29, 2018, the date the financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) pursuant to the requirements of ASC 946, Financial Services - Investment Companies (“ASC 946”), and Articles 6 and 12 of Regulation S-X.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, expenses and gains or losses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Cash

Cash represents funds deposited with financial institutions.

Investment Valuation

The Company follows guidance under U.S. GAAP, which classifies the inputs used to measure fair values into the following hierarchy:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities on an inactive market, or other observable inputs other than quoted prices.

Level 3. Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

Investments for which market quotations are readily available are valued at such market quotations and are classified in Level 1 of the fair value hierarchy.

Securities traded on a national securities exchange are valued at the last sale price on such exchange on the date of valuation or, if there was no sale on such day, at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities traded on the Nasdaq market are valued at the Nasdaq official closing price (“NOCP”) on the day of valuation or, if there was no NOCP issued, at the last sale price on such day. Securities traded on the Nasdaq market for which there is no NOCP and no last sale price on the day of valuation are valued at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price.

Securities traded in the over-the-counter market are valued by an independent pricing agent or more than one principal market maker, if available, otherwise a principal market maker or a primary market dealer. The Company valued over-the-counter securities by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent pricing agent and screened for validity by such service. Such securities are categorized in Level 2 of the fair value hierarchy.

With respect to investments for which market quotations are not readily available, or when such market quotations are deemed not to represent fair value, the Board has approved a multi-step valuation process for each quarter, as described below, and such investments are classified in Level 3 of the fair value hierarchy:

1.	Each portfolio investment is reviewed by investment professionals of the Adviser with the independent valuation firm engaged by the Board.

2.	The independent valuation firm prepares independent valuations based on its own independent assessments and issue its report.

3.	The Audit Committee of the Board (the “Audit Committee”) reviews and discusses with the independent valuation firm the valuation report, and then makes a recommendation to the Board of the value for each investment.

4.	The Board discusses valuations and determines the fair value of such investments in the Company’s portfolio in good faith based on the input of the Adviser, the respective independent valuation firm and the Audit Committee.

Generally, the Company's investments in loans are classified as Level 3 fair value measured securities under ASC 820 and are valued utilizing a combination of yield analysis and discounted cash flow technique, as appropriate. The yield analysis uses loan spreads and other relevant information implied by market data involving identical or comparable assets or liabilities. The discounted cash flow technique converts future cash flows or earnings to a range of fair values from which a single estimate may be derived utilizing an appropriate yield, i.e. discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts.

The Company's investments in CLOs are classified as Level 3 fair value measured securities under ASC 820 and are valued using both a discounted single-path cash flow model and a discounted multi-path cash flow model. The CLO structures are analyzed to identify the risk exposures and to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations, which is a simulation used to model the probability of different outcomes, to generate probability-weighted (i.e., multi-path) cash flows from the underlying assets and liabilities.  These cash flows, after payments to debt tranches senior to our equity positions, are discounted using appropriate market discount rates, and relevant data in the CLO market as well as certain benchmark credit indices are considered, to determine the value of each CLO investment.  In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the multi-path cash flows.  We are not responsible for and have no influence over the asset management of the portfolios underlying the CLO investments we hold, as those portfolios are managed by non-affiliated third party CLO collateral managers. The main risk factors are default risk, prepayment risk, interest rate risk, downgrade risk, and credit spread risk.

The types of factors that are taken into account in fair value determination include, as relevant, market changes in expected returns for similar investments, performance improvement or deterioration, security covenants, call protection provisions, and information rights, the nature and realizable value of any collateral, the issuer’s ability to make payments and its earnings and cash flows, the principal markets in which the issuer does business, comparisons to traded securities, and other relevant factors.

Securities Transactions

Securities transactions are recorded on trade date. Realized gains or losses on investments are calculated by using the specific identification method.

Revenue Recognition

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Accretion of such purchase discounts or amortization of such premiums is calculated using the effective interest method as of the settlement date and adjusted only for material amendments or prepayments. Upon the prepayment of a bond, any unamortized discount or premium is recorded as interest income.

Interest income from investments in the “equity” positions of CLOs (typically income notes or subordinated notes) is recorded based on an estimation of an effective yield to expected maturity utilizing assumed future cash flows. The Company monitors the expected cash inflows from CLO equity investments, including the expected residual payments, and the estimated effective yield is determined and updated periodically.

Due to and from Adviser

Amounts due from the Adviser are for expense support and expense limitation payments and amounts due to the Adviser are for base management fees, shareholder fees, routine non-compensation overhead, operating expenses paid on behalf of the Company and offering and organization expenses paid on behalf of the Company. The due to and due from Adviser balances are presented net on the Statement of Assets and Liabilities in accordance with ASC 210-20-45-1 because the amounts owed between the two parties are determinable, the Company has the right to offset the amount owed from the Adviser against the amount that it owes the Adviser and the Company intends to offset these balances. Amounts included on the Statement of Assets and Liabilities are presented net only to the extent that the Company or the Adviser have a current obligation to pay the amounts. All balances due from the Adviser are settled quarterly.

Offering Costs

Prior to the conversion to an interval fund, offering costs incurred by the Company were capitalized to deferred offering costs on the Statement of Assets and Liabilities and amortized to expense over the 12 month period following such capitalization on a straight line basis.

Offering expenses consist of costs for the registration, certain marketing and distribution of the Company’s shares. These expenses include, but are not limited to, expenses for legal, accounting, printing and certain marketing, and include salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others for providing these services.

Dividends and Distributions

Dividends and distributions to stockholders, which are determined in accordance with U.S. federal income tax regulations, are recorded on the record date. The amount to be paid out as a dividend or distribution is approved by the Board. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually.

Income Taxes

The Company has elected to be treated as a RIC for U.S. federal income tax purposes and intends to comply with the requirement of the Code applicable to RICs. Among other things, the Company is required to distribute at least 90% of its investment company taxable income (the “Annual Distribution Requirement”) and intends to distribute all of the Company’s investment company taxable income and net capital gain to stockholders; therefore, the Company has made no provision for income taxes. The character of income and gains that the Company will distribute is determined in accordance with income tax regulations that may differ from U.S. GAAP. Book and tax basis differences relating to stockholders’ dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

As of June 30, 2018, the cost basis of investments for tax purposes was $11,043,815 resulting in estimated gross unrealized appreciation and depreciation of $397,440 and $501,076 respectively.

If the Company does not distribute (or is not deemed to have distributed) at least (1) 98% of its annual ordinary income; (2) 98.2% of its capital gains for the one-year period ending October 31 in that calendar year; and (3) any income recognized but not distributed in the preceding years and on which the Company paid no corporate-level tax, the Company will generally be required to pay an excise tax equal to 4% of such excess amounts. To the extent that the Company determines that its estimated current calendar year taxable income will be in excess of estimated current calendar year dividend distributions from such taxable income, the Company accrues excise taxes, if any, on estimated excess taxable income. As of June 30, 2018, we do not expect to have any excise tax due for 2018 calendar year. Thus, we have not accrued any excise tax for this period.

If the Company fails to satisfy the Annual Distribution Requirement or otherwise fails to qualify as a RIC in any taxable year, the Company would be subject to tax on all of its taxable income at regular corporate rates. The Company would not be able to deduct distributions to stockholders, nor would the Company be required to make distributions. Distributions would generally be taxable to the Company’s individual and other non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate applicable to qualified dividend income to the extent of the Company’s current and accumulated earnings and profits, provided certain holding period and other requirements are met. Subject to certain limitations under the Code, corporate distributions would be eligible for the dividends-received deduction. To qualify again to be taxed as a RIC in a subsequent year, the Company would be required to distribute to its stockholders the Company’s accumulated earnings and profits attributable to non-RIC years reduced by an interest charge of 50% of such earnings and profits payable by us as an additional tax. In addition, if the Company failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, the Company would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Company had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.

In September 2016, the IRS and U.S. Treasury Department issued proposed regulations that, if finalized, would provide that the income inclusions from a Passive Foreign Investment Company (“PFIC”) with a Qualified Electing Fund (“QEF”) election or a Controlled Foreign Corporation (“CFC”) would not be good income for purposes of the 90% Income Test unless the Company receives a cash distribution from such entity in the same year attributable to the included income. If such income were not considered “good income” for purposes of the 90% income test, the Company may fail to qualify as a RIC.

It is unclear whether or in what form these regulations will be adopted or, if adopted, whether such regulations would have a significant impact on the income that could be generated by the Company. If adopted, the proposed regulations would apply to taxable years of the Company beginning on or after 90 days after the regulations are published as final. The Company is monitoring the status of the proposed regulations and is assessing the potential impact of the proposed tax regulation on its operations.

The Company follows ASC 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold are recorded as a tax benefit or expense in the current period. As of June 30, 2018 and for the year then ended, the Company did not have a liability for any unrecognized tax benefits. Management has analyzed the Company’s positions expected to be taken on its income tax return for the year ended June 30, 2018 and has concluded that as of June 30, 2018 no provision for uncertain tax position is required in the Company’s financial statements. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof. All federal and state income tax returns for each tax year in the three-year period ended June 30, 2017 and for the year ended June 30, 2018 remain subject to examination by the Internal Revenue Service and state departments of revenue.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends the financial instruments impairment guidance so that an entity is required to measure expected credit losses for financial assets based on historical experience, current conditions and reasonable and supportable forecasts. As such, an entity will use forward-looking information to estimate credit losses. ASU 2016-13 also amends the guidance in FASB ASC Subtopic No. 325-40, Investments-Other, Beneficial Interests in Securitized Financial Assets, related to the subsequent measurement of accretable yield recognized as interest income over the life of a beneficial interest in securitized financial assets under the effective yield method. ASU 2016-13 is effective for financial statements issued for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the impact, if any, of adopting this ASU on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which addresses certain aspects of cash flow statement classification. One such amendment requires cash payments for debt prepayment or debt extinguishment costs to be classified as cash outflows for financing activities. ASU 2016-15 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The adoption of the amended guidance in ASU 2016-15 is not expected to have a significant effect on our financial statements and disclosures.

In October 2016, the SEC adopted significant reforms under the 1940 Act that impose extensive new disclosure and reporting obligations on most 1940 Act funds (collectively, the “Reporting Rules”). The Reporting Rules greatly expand the volume of information regarding fund portfolio holdings and investment practices that must be disclosed. The adopted amendments to Regulation S-X for 1940 Act funds require additional information to be disclosed in the schedule of investments filing (among other changes). The amendments to Regulation S-X are effective for reporting periods ending after August 1, 2017. The increased reporting did not have a material impact on our financial statements.

In March 2017, the FASB issued ASU 2017-08, Receivables - Nonrefundable Fees and Other Costs (“ASU 2017-08”). The amendments in ASU 2017-08 require premiums on purchased callable debt securities to be amortized to the security’s earliest call date. Prior to this ASU, premiums and discounts on purchased callable debt securities were generally required to be amortized to the security’s maturity date. The amendments in ASU 2017-08 do not require any changes to treatment of securities held at a discount. ASU 2017-08 is effective on January 1, 2019, with early adoption permitted. Although the Company is still evaluating the effect of ASU 2017-08, it does not expect the amendments to have a material impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends accounting guidance for revenue recognition arising from contracts with customers. Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB also issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the standard for one year. As a result, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted as of fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Based on the scope exception in Topic 606, this guidance will have no impact on the Company.

Note 4. Portfolio Investments

Purchases of investment securities (excluding short-term securities) for the year ended June 30, 2018 were $4,551,898.

Sales and redemptions of investment securities (excluding short-term securities) for the year ended June 30, 2018 were $5,230,764.

The following table summarizes the inputs used to value the Company’s investments measured at fair value as of June 30, 2018:

	Level 1	Level 2	Level 3	Total
Assets
Senior Unsecured Bonds	$—	$7,296,245	$—	$7,296,245
Senior Secured Bonds	—	516,038	—	516,038
CLO - subordinated notes	—	—	3,127,896	3,127,896
Total	$—	$7,812,283	$3,127,896	$10,940,179

The following is a reconciliation of investments for which Level 3 inputs were used in determining fair value:

	Second Lien Term Loan	CLO - subordinated notes	Total
Fair Value at June 30, 2017	$967,000	$1,680,205	$2,647,205
Realized gain on investments	—	—	—
Net increase/(decrease) in unrealized gain on investments	11,515	(378,010)	(366,495)
Purchases of investments	—	1,832,522	1,832,522
Proceeds from redemption of investment	(1,000,000)	—	(1,000,000)
Accretion (amortization) of purchase discount and premium, net	21,485	(6,821)	14,664
Transfers into Level 3(1)	—	—	—
Transfers out of Level 3(1)	—	—	—
Fair Value at June 30, 2018	$—	$3,127,896	$3,127,896

Net increase in unrealized loss attributable to Level 3 investments still held at the end of the year	$—	$(378,010)	$(378,010)

(1) There were no transfers between Level 1 and Level 2 during the year.

The following table provides quantitative information about significant unobservable inputs used in the fair value measurement of Level 3 investments as of June 30, 2018:

			Unobservable Input
Asset Category	Fair Value	Primary Valuation Technique	Input	Range(1)(2)	Weighted Average(1)(2)
CLO - subordinated notes	$3,127,896	Discounted Cash Flow	Discount Rate	15.78% - 22.78%	19.74%
Total Level 3 Investments	$3,127,896

(1) Excludes investments that have been called for redemption.

(2) Represents the implied discount rate based on our internally generated single-cash flows that is derived from the fair value estimated by the corresponding multi-path cash flow model utilized by the independent valuation firm.

In determining the range of values for the Company's investments in the term loan, management and the independent valuation firm estimated corporate and security credit ratings and identified corresponding yields to maturity for the loan from relevant market data. A discounted cash flow analysis is then prepared using the appropriate yield to maturity as the discount rate, to determine a range of values. As of June 30, 2018, there were no term loans held.

In determining the range of values for our investments in CLOs, the independent valuation firm uses a discounted multi-path cash flow model. The valuations were accomplished through the analysis of the CLO deal structures to identify the risk exposures from the modeling point of view as well as to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations to generate probability-weighted (i.e., multi-path) cash flows for the underlying assets and liabilities. These cash flows are discounted using appropriate market discount rates, and relevant data in the CLO market and certain benchmark credit indices are considered, to determine the value of each CLO investment. In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the corresponding multi-path cash flow model.

The significant unobservable input used to value the loan based on the yield analysis and discounted cash flow technique is the market yield (or applicable discount rate) used to discount the estimated future cash flows expected to be received from the underlying investment, which includes both future principal and interest/dividend payments. Increases or decreases in the market yield (or applicable discount rate) would result in a decrease or increase, respectively, in the fair value measurement. Management and the independent valuation firm consider the following factors when selecting market yields or discount rates: risk of default, rating of the investment and comparable company investments, and call provisions.

The significant unobservable input used to value the CLOs is the discount rate applied to the estimated future cash flows expected to be received from the underlying investment, which includes both future principal and interest payments. Included in the consideration and selection of the discount rate are the following factors: risk of default, comparable investments, and call provisions. An increase or decrease in the discount rate applied to projected cash flows, where all other inputs remain constant, would result in a decrease or increase, respectively, in the fair value measurement.

The Company is not responsible for and has no influence over the management of the portfolios underlying the CLO investments the Company holds as those portfolios are managed by non-affiliated third party CLO collateral managers. CLO investments may be riskier and less transparent to the Company than direct investments in underlying companies. CLOs typically will have no significant assets other than their underlying senior secured loans. Therefore, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.

The Company’s subordinated (i.e., residual interest) investments in CLOs involve a number of significant risks. CLOs are typically very highly levered (10 - 14 times), and therefore the residual interest tranches that the Company invests in are subject to a higher degree of risk of total loss. In particular, investors in CLO residual interests indirectly bear risks of the underlying loan investments held by such CLOs. The Company generally has the right to receive payments only from the CLOs, and generally does not have direct rights against the underlying borrowers or the entity that sponsored the CLO. While the CLOs the Company targets generally enable the investor to acquire interests in a pool of senior loans without the expenses associated with directly holding the same investments, the Company’s prices of indices and securities underlying CLOs will rise or fall. These prices (and, therefore, the values of the CLOs) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. The failure of a CLO investment to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to the Company. In the event that a CLO fails certain tests, holders of debt senior to the Company may be entitled to additional payments that would, in turn, reduce the payments the Company would receive. Separately, the Company may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO or any other investment the Company may make. If any of these occur, it could materially and adversely affect the Company’s operating results and cash flows.

The interests the Company has acquired in CLOs are generally thinly traded or have only a limited trading market. CLOs are typically privately offered and sold, even in the secondary market. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLO residual interests carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that the Company’s investments in CLO tranches will likely be subordinate to other senior classes of note tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO investment or unexpected investment results. The Company’s net asset value may also decline over time if the Company’s principal recovery with respect to CLO residual interests is less than the price that the Company paid for those investments. The Company’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on its value.

An increase in LIBOR would materially increase the CLO’s financing costs. Since most of the collateral positions within the CLOs have LIBOR floors, there may not be corresponding increases in investment income (if LIBOR increases but stays below the LIBOR floor rate of such investments) resulting in materially smaller distribution payments to the residual interest investors.

If the Company acquires more than 10% of the shares in a foreign corporation that is treated as a CFC (including residual interest tranche investments in a CLO investment treated as a CFC), for which the Company is treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to its pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), the Company is required to include such deemed distributions from a CFC in its income and the Company is required to distribute such income to maintain its RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.

The Company owns shares in PFICs (including residual interest tranche investments in CLOs that are PFICs), and may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend to its stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require the Company to recognize its share of the PFICs income for each year regardless of whether the Company receives any distributions from such PFICs. The Company must nonetheless distribute such income to maintain its tax treatment as a RIC.

If the Company is required to include amounts in income prior to receiving distributions representing such income, the Company may have to sell some of its investments at times and/or at prices management would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Company is not able to obtain cash from other sources, it may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

A portion of the Company’s portfolio is concentrated in CLO vehicles, which is subject to a risk of loss if that sector experiences a market downturn. The Company is subject to credit risk in the normal course of pursuing its investment objectives. The Company’s maximum risk of loss from credit risk for the portfolio of CLO investments is the inability of the CLO collateral managers to return up to the cost value due to defaults occurring in the underlying loans of the CLOs.

Investments in CLO residual interests generally offer less liquidity than other investment grade or high-yield corporate debt, and may be subject to certain transfer restrictions. The Company’s ability to sell certain investments quickly in response to changes in economic and other conditions and to receive a fair price when selling such investments may be limited, which could prevent the Company from making sales to mitigate losses on such investments. In addition, CLOs are subject to the possibility of liquidation upon an event of default of certain minimum required coverage ratios, which could result in full loss of value to the CLO residual interests and junior debt investors.

The fair value of the Company’s investments may be significantly affected by changes in interest rates. The Company’s investments in senior secured loans through CLOs are sensitive to interest rate levels and volatility. In the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses which may adversely affect the Company’s cash flow, fair value of its investments and operating results. In the event of a declining interest rate environment, a faster than anticipated rate of prepayments is likely to result in a lower than anticipated yield.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the currently assigned valuations.

Note 5. Capital

Prior to October 31, 2017, the Company offered three classes of shares: Class R shares, Class RIA shares and Class I shares. Class R shares were available to the general public. Class RIA shares were only available to accounts managed by registered investment advisers. Class I shares were available for purchase only through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisers or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers. These classes of shares differed only with respect to the sales load purchasers in the offering paid, as follows:

●	For Class R shares, purchasers paid selling commissions of up to 6.0% and dealer manager fees of 2.0%;

●	For Class RIA shares, purchasers paid dealer manager fees of 2.0%, but no selling commissions; and

●	For Class I shares, purchasers paid no selling commissions or dealer manager fees.

The Company’s authorized stock consists of 200,000,000 shares of stock, par value $0.01 per share, all of which were initially designated as common stock comprising 180,000,000 of Class R shares, 10,000,000 of Class RIA shares and 10,000,000 of Class I shares. Each class of shares had identical voting and distributions rights, and bore its own pro rata portion of the Company’s expenses and had the same net asset value.

With the conversion to an interval fund, the Company’s authorized stock consists of 200,000,000 shares of stock, par value $0.01 per share, all of which are initially designated as common stock comprising 70,000,000 of Class A shares, 40,000,000 of Class I shares, 40,000,000 of Class C shares and 50,000,000 of Class L shares. All shareholders bear the common expenses of the Company and earn income and realized gains/losses from the portfolio pro rata on the average daily net assets of each class, without distinction between share classes. The classes differ in expenses and pay as follows:

●	For Class A shares, purchasers pay selling commissions of up to 5.75%;

●	For Class L shares, purchasers pay selling commissions of up to 4.25%;

●	For Class C and Class I shares, purchasers pay no selling commissions;

●	For Class A, L, and C shares, shareholders pay servicing fees of up to 0.25% of average weekly net assets;

●	For Class I shares, shareholders pay no servicing fees;

●	For Class L shares, shareholders pay distribution fees of up to 0.25% of our average weekly net assets;

●	For Class C shares, shareholders pay distribution fees of up to 0.75% of our average weekly net assets; and

●	For Class A and I shares, shareholders pay no distribution fees.

All Class R shares were converted to Class A and all Class RIA and Class I shares were converted to Class I shares as a one for one share conversion as of October 31, 2017. The dollar amount of the transfer represented the Company’s net asset value as of October 31, 2017.

Transactions in shares of common stock were as follows during the year ended June 30, 2018 and for the year ended June 30, 2017:

	Class R Shares		Class RIA Shares		Class A Shares		Class I Shares		Total
Year Ended June 30, 2018	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	41,068	$629,900	—	$—	11,712	$160,000	—	$—	52,780	$789,900
Shares issued from reinvestment of distributions	9,224	124,160	94	1,264	11,752	156,592	125	1,658	21,195	283,674
Repurchase of common shares	(10,046)	(136,524)	—	—	(27,935)	(367,017)	—	—	(37,981)	(503,541)
Transfer of shares (out)(1)	(628,825)	(8,501,714)	(6,454)	(87,258)			(26,437)	(357,428)	(661,716)	(8,946,400)
Transfer of shares in (1)	—	—	—	—	628,825	8,501,714	32,891	444,686	661,716	8,946,400
Net increase/(decrease) from capital transactions	(588,579)	$(7,884,178)	(6,360)	$(85,994)	624,354	$8,451,289	6,579	$88,916	35,994	$570,033

(1) This represents the transfer of shares that occurred as part of the conversion to an interval fund.

	Class R Shares		Class RIA Shares		Class A Shares		Class I Shares		Total
Year ended June 30, 2017	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	133,321	$2,028,877	5,194	$74,000	—	$—	—	$—	138,515	$2,102,877
Shares issued from reinvestment of distributions	16,790	223,475	135	1,801	—	—	357	4,729	17,282	230,005
Repurchase of common shares	(1,131)	(15,837)	—	—	—	—	—	—	(1,131)	(15,837)
Net increase from capital transactions	148,980	$2,236,515	5,329	$75,801	—	$—	357	$4,729	154,666	$2,317,045

At June 30, 2018, the Company has 624,354 and 33,016 of Class A shares and Class I shares issued and outstanding, respectively.

At June 30, 2017, the Company had 588,579, 6,360 and 26,437 of Class R shares, Class RIA shares and Class I shares issued and outstanding, respectively.

Share Repurchase Program

Prior to the conversion to an interval fund on October 31, 2017, the Company conducted quarterly tender offers pursuant to its share repurchase program. The Company’s Board considered the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

●	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

●	the liquidity of the Company’s assets (including fees and costs associated with disposing of assets);

●	the Company’s investment plans and working capital requirements;

●	the relative economies of scale with respect to the Company’s size;

●	the Company’s history in repurchasing shares or portions thereof; and

●	the condition of the securities markets.

The Company limited the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter, though the actual number of shares that the Company offered to repurchase may have been less in light of the limitations noted below. At the discretion of the Company’s Board, the Company may have used cash on hand, and cash from the sale of investments as of the end of the applicable period to repurchase shares. In addition, the Company limited the number of shares to be repurchased during any calendar year to the number of shares the Company could have repurchased with the proceeds the Company receives from the sale of its shares under its distribution reinvestment plan. The Company offered to repurchase such shares at a price equal to the net asset value per share of our common stock specified in the tender offer. The Company’s Board may have suspended or terminated the share repurchase program at any time. The first such tender offer commenced in September 2016.

After the conversion to an interval fund, the Company offers to repurchase 5% of our outstanding shares on a quarterly basis. As an interval fund, the Company has adopted a fundamental policy to make one mandatory repurchase offer in each calendar quarter of each year, at a price equal to the NAV per share, of no less than 5% of the shares outstanding and no more than 25% of shares outstanding.

The following table sets forth the number of common shares that were repurchased by the Company in each tender offer:

Quarterly Offer Date	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
For year ended June 30, 2017
September 30, 2016 (1)	N/A	—	—%	$—	$—
December 31, 2016	January 25, 2017	772	100.00%	14.00	10,803
March 31, 2017	April 27, 2017	359	100.00%	14.02	5,034
Total for year ended June 30, 2017		1,131			15,837

For year ended June 30, 2018
June 30, 2017	July 31, 2017	4,801	61%	13.61	65,335
September 30, 2017	October 30, 2017	5,246	81%	13.57	71,189
December 31, 2017	January 23, 2018	5,689	100%	13.56	77,152
March 31, 2018	April 30, 2018	22,245	100%	13.03	289,865
Total for year ended June 30, 2018		37,981			$503,541

(1)No shares were tendered pursuant to this offer to repurchase.

On July 3, 2018, the Company made an offer to purchase no less than 5% of the shares outstanding and no more than 7% of shares outstanding. The offer began on July 3, 2018 and expired at 4:00 PM, Eastern Time, on August 2, 2018. A total of 31,716 shares were repurchased at a purchase price of $12.67 per Class A share and $12.70 per Class I share.

Note 6. Revolving Credit Facility

On August 25, 2015, we closed on a credit facility with BNP Paribas Prime Brokerage International, Ltd. (the “Revolving Credit Facility”). The Revolving Credit Facility included an accordion feature which allowed commitments to be increased up to $25,000,000 in the aggregate. Interest on borrowings under the Revolving Credit Facility is three-month LIBOR plus 120 basis points with no minimum LIBOR floor.

As of June 30, 2018, we had $1,350,000 outstanding on our Revolving Credit Facility, and we had availability in addition to our outstanding borrowings of $239,892. As additional eligible investments are pledged under the Revolving Credit Facility, we will generate additional availability up to the current commitment amount of $25,000,000. As of June 30, 2018, the investments used as collateral for the Revolving Credit Facility had an aggregate fair value of $7,812,283 which represents 71% of our total investments.

The agreement governing our Revolving Credit Facility requires us to comply with certain financial and operational covenants. These covenants include:

●	Restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets;

●	Restrictions on our ability to incur liens; and

●	Maintenance of a minimum level of stockholders’ equity.

As of June 30, 2018, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. Accordingly, there are no assurances that we will continue to comply with the covenants in our credit facility. Failure to comply with these covenants would result in a default under this facility which, if we were unable to obtain a waiver from the lenders thereunder, could result in an acceleration of repayments under the facility and thereby have a material adverse impact on our business, financial condition and results of operations.

During the year ended June 30, 2018, we recorded $67,195 of interest expense related to our revolving credit facility.

Note 7. Transactions with Affiliates

Investment Advisory Agreement

On September 2, 2014, the Company entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser. The Adviser manages the day-to-day investment operations of, and provides investment advisory services to, the Company. For providing these services, the Adviser is paid a base management fee and an incentive fee. The base management fee, payable quarterly in arrears, is calculated at an annual rate of 2.0% based on the average of the total assets as of the end of the two most recently completed calendar quarters. The Company also pays routine non-compensation overhead expenses of the Adviser in an amount up to 0.0625% per quarter (0.25% annualized) of the Company’s average total assets. The incentive fee is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the immediately preceding quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement, the administration agreement and the investor services agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding calendar quarter, is compared to the preferred return rate of 1.5% per quarter (6.0% annualized). The Company pays the Adviser an incentive fee with respect to its pre-incentive fee net investment income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the preferred return rate; (2) 100% of the pre-incentive fee net investment income, if any, that exceeds the preferred return rate but is less than 1.875% in any calendar quarter (7.5% annualized); and (3) 20.0% of the pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter. These calculations are appropriately pro-rated for any period of less than three months.

For the year ended June 30, 2018, expenses incurred by the Company in connection with the Investment Advisory Agreement were as follows:

Description	Expense	Payable
Base management fee(1)	$264,101	$61,540
Routine non-compensation overhead expenses(2)	32,969	7,693
Incentive fees	—	—

(1) The payable amount is presented net as part of Due to Adviser on the Statement of Assets and Liabilities.
(2) The payable amount is presented net as part of Due to Adviser on the Statement of Assets and Liabilities and as part of Adviser shared service expense in the Statement of Operations.

Distribution and Shareholder Servicing Fees

The Company has adopted a “Shareholder Servicing Plan” with respect to our Class A , Class L and Class C shares under which it may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed our shares. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Company, account reconciliations with our transfer agent, facilitation of electronic delivery to clients of our documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as it or the Adviser may reasonably request. Under the Shareholder Services Plan, the Company, with respect to Class A, Class L and Class C shares, may incur expenses (“Shareholder Servicing Fee”) on an annual basis equal up to 0.25% of our average weekly net assets attributable to Class A, Class L and Class C shares, respectively. As of June 30, 2018, $2,485 was included in Due to Adviser for unpaid Shareholder Servicing Fees. Provasi Securities, LP (the “Dealer Manager” or “Provasi”), an indirect wholly-owned subsidiary of Stratera Holdings, acts as dealer manager for the offering and manages a group of participating broker-

dealers, including other unaffiliated broker-dealers who enter into participating broker-dealer agreements with the Dealer Manager. The Company, with respect to its Class C and Class L shares, is authorized under a “Distribution Plan” to pay to the Dealer Manager a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of Class C and Class L shares. The Distribution Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although we are not an open-end investment company, we have undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, we pay the Dealer Manager a fee (“Distribution Fee”) at an annual rate of 0.25% and 0.75% of our average weekly net assets attributable to Class L shares and Class C shares, respectively.

On March 13, 2018, the Dealer Manager of the Company provided notice to the Company that Provasi is terminating the Dealer Manager Agreement, dated as of October 31, 2017, between the Company and Provasi. The termination effective as of May 13, 2018 and as such, the Dealer Manager is no longer entailed to Shareholder Servicing Fee or Distribution Fee.

Expense Support and Conditional Reimbursement Agreement

We entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with our Adviser, whereby our Adviser agreed to reimburse us for operating expenses in an amount equal to the difference between distributions to our stockholders for which a record date has occurred in each quarter less the sum of our net investment income, the net realized capital gains/losses and dividends and other distributions paid to us from our portfolio investments during such period (“Expense Support Reimbursement”). To the extent that there are no dividends or other distributions to our stockholders for which a record date has occurred in any given quarter, then the Expense Support Reimbursement for such quarter was equal to such amount necessary in order for Available Operating Funds (as defined below) for the quarter to equal zero. The Expense Support Agreement including any amendments, remained in effect until October 31, 2017. Any payments required to be made by our Adviser under the Expense Support Agreement for any quarter were paid by our Adviser to us in any combination of cash or other immediately available funds, and/or offsets against amounts otherwise due from us to our Adviser, no later than the earlier of (i) the date on which we close our books for such quarter and (ii) sixty days after the end of such quarter, or at such later date as determined by us (the “Expense Payment Date”). We had a conditional obligation to reimburse our Adviser for any amounts funded by our Adviser under the Expense Support Agreement. Following any calendar quarter in which Available Operating Funds in such calendar quarter exceed the cumulative distributions to stockholders for which a record date has occurred in such calendar quarter (“Excess Operating Funds”) on a date mutually agreed upon by our Adviser and us (each such date, a “Reimbursement Date”), we paid such Excess Operating Funds, or a portion thereof, to the extent that we had cash available for such payment, to our Adviser until such time as all Expense Payments made by our Adviser to us had been reimbursed; provided that (i) the operating expense ratio as of such Reimbursement Date is equal to or less than the operating expense ratio as of the Expense Payment Date attributable to such specified Expense Payment; (ii) the annualized distribution rate, which included all regular cash distributions paid and excluded special distributions or the effect of any stock dividends paid, as of such Reimbursement Date was equal to or greater than the annualized distribution rate as of the Expense Payment Date attributable to such specified Expense Payment; and (iii) such specified Expense Payment Date was not earlier than three years prior to the Reimbursement Date.

On March 29, 2016, we amended and restated the Expense Support Agreement (“Amended Expense Support Agreement”) to revise the definition on Available Operating Funds. Available Operating Funds was defined under the Amended Expense Support Agreement as the sum of (i) our net investment income (minus any reimbursement payments payable to our Adviser), (ii) our net realized capital gains/losses and (iii) dividends and other distributions paid to us on account of our portfolio investments. However, for Expense Payments made under the prior version of the Expense Support Agreement, we calculated Available Operating Funds for the purpose of determining whether we are obligated to make reimbursements to our Adviser as the sum of (i) our net investment income, (ii) the net realized capital gains/losses, (iii) the changes in unrealized losses, and (iv) dividends and other distributions paid to us from our portfolio investments. The calculation of changes in unrealized losses shall only reflect further reduction in value of individual investments from the largest previously recorded unrealized loss for such individual investment. Realized losses will only include the amount in excess of the largest previously recorded unrealized loss for the same investment.

The purpose of the Expense Support Agreement was to minimize distributions to stockholders from us being characterized as returns of capital for U.S. GAAP purposes and to reduce operating expenses until we had raised sufficient capital to be able to absorb such expenses. However, such distributions may still be characterized as a return of capital for U.S. federal income tax purposes.

The following table provides information regarding obligations incurred by the Adviser pursuant to the Expense Support Agreement:

Period Ended	Expense Support Payments Due from Adviser	Expense Support Payments Reimbursed to Adviser	Unreimbursed Expense Support Payments	Operating Expense Ratio(1)	Annualized Distribution Rate(2)	Eligible to be Repaid Through
September 30, 2015	397,382	—	397,382	8.52%	6.00%	September 30, 2018
December 31, 2015	320,756	—	320,756	8.66%	6.00%	December 31, 2018
March 31, 2016	334,176	—	334,176	7.36%	6.00%	March 31, 2019
June 30, 2016	126,468	—	126,468	3.52%	6.00%	June 30, 2019
September 30, 2016	235,836	—	235,836	4.78%	6.00%	September 30, 2019
December 31, 2016	306,410	—	306,410	4.65%	5.84%	December 31, 2019
March 31, 2017	228,380	—	228,380	3.59%	6.00%	March 31, 2020
June 30, 2017	94,722	—	94,722	3.04%	6.00%	June 30, 2020
September 30, 2017	340,295	—	340,295	3.90%	6.00%	September 30, 2020
October 31, 2017	116,365	—	116,365	1.75%	6.00%	October 31, 2020
		Total	$2,500,790

(1) Operating expense ratio is as of the date the expense support payment obligation was incurred by the Adviser and includes all expenses borne by the Company, except for organizational and offering expenses, base management fees, and any interest expense attributable to indebtedness incurred by the Company.

(2)Annualized distribution rate equals the annualized rate of distributions to stockholders based on the amount of the regular distributions paid immediately prior to the date the expense support payment obligation was incurred by the Adviser. Annualized distribution rate does not include bonus distributions paid to stockholders.

During the year ended June 30, 2018, the Adviser’s obligation to the Company was $456,660 for expense support pursuant to the Expense Support Agreement. As of June 30, 2018, no expense support is due from the Adviser to the Company, which is presented net of amounts due to the Adviser on the Statement of Assets and Liabilities.

Expense Limitation Agreement

The Expense Support Agreement and Amended Expense Support Agreement were terminated with the adoption of the Expense Limitation Agreement (as described below). However, we continue to be obligated to reimburse the Adviser for Expense Payments pursuant to the terms of the Expense Support Agreement described above. Reimbursements for payments prior to March 29, 2016 will be made per the Expense Support Agreement terms. Reimbursement payments from March 29, 2016 to the present will be made under the Amended Expense Support Agreement. The Company will have no obligation to reimburse the Adviser for Expense Payments beyond three years from the date on which the Expense Payment was made, regardless of whether the Adviser waives reimbursement at any point during this period.

The Adviser and the Company have entered into an Expense Limitation Agreement on October 31, 2017 under which the Adviser has agreed contractually to waive its fees and to pay or absorb the operating expenses of the Company, including offering expenses, any shareholder servicing fees, and other expenses described in the Investment Advisory Agreement, but not including any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, distribution fees, extraordinary expenses and acquired fund fees and expenses, to the extent that they exceed the expense limitation per class on a per annum basis of the Company's average weekly net assets, through October 31, 2018 (the “Expense Limitation”). In consideration of the Adviser's agreement to limit the Company's expenses, the Company has agreed to repay the Adviser in the amount of any fees waived and Company expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years following the end of the fiscal quarter in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation, or any lower limit that has been put in place, to be exceeded. The Expense Limitation Agreement may be terminated only by the Board on written notice to the Adviser. After October 31, 2018, the Expense Limitation Agreement may expire or be renewed or modified to limit expenses to a level different at the Adviser's and Board's discretion.

The below table lists the Expense Limitation by Class.

Class	Expense Limitation
Class A	8.00%
Class I	7.75%
Class L	8.00%
Class C	8.00%

The following table provides information regarding obligations incurred by the Adviser pursuant to the Expense Limitation Agreement:

Period Ended	Expense Limitation Payments Due from Adviser	Expense Limitation Payments Reimbursed to Adviser	Unreimbursed Expense Limitation Payments	Eligible to be Repaid Through
December 31, 2017	$242,758	—	$242,758	December 31, 2020
March 31, 2018	279,811	—	279,811	March 31, 2021
June 30, 2018	226,127	—	226,127	June 30, 2021
	$748,696		$748,696

During the year ended June 30, 2018, the Adviser’s obligation to the Company was $748,696 for expenses incurred pursuant to the Expense Limitation Agreement. As of June 30, 2018, $226,127 of expense reimbursements are due from the Adviser to the Company, which is presented net of amounts due to the Adviser on the Statement of Assets and Liabilities.

On May 11, 2018, the Company's Adviser agreed to permanently waive its right to any reimbursement (the “Waiver”) to which it may be entitled pursuant to the Expense Support Agreement, and any amendments, or the Expense Limitation Agreement, dated as of October 31, 2017, between the Company and the Adviser, in the event the Company (i) consummates a transaction (a “Transaction”) in which the Company (x) merges with and into another company, or (y) sells all or substantially all of its assets to one or more third parties, or (ii) liquidates its assets and dissolves in accordance with the Company’s charter and bylaws (a “Dissolution” and together with a Transaction, an “Exit Event”). The Waiver will be effective as of the date on which the Company’s Board approves an Exit Event.

Administration Agreement

On September 2, 2014, the Company entered into an administration agreement (the “Administration Agreement”) with Prospect Administration LLC (the “Administrator”), an affiliate of the Adviser. The Administrator performs, oversees and arranges for the performance of administrative services necessary for the operation of the Company. These services include, but are not limited to, accounting, finance and legal services. For providing these services, facilities and personnel, the Company reimburses the Administrator for the Company’s actual and allocable portion of expenses and overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including rent and the Company’s allocable portion of the costs of its Chief Financial Officer and Chief Compliance Officer and her staff. For the year ended June 30, 2018, administrative costs incurred by the Company to the Administrator were $357,995. As of June 30, 2018, $45,833 was payable to the Administrator.

The Administrator agrees to cap the administrative costs charged to the Company at an amount not to exceed $275,000 in the aggregate during the one-year period beginning on November 1, 2017 and ending on October 31, 2018 (the “Specified Period”); However, that such dollar amount may be exceeded in the event, and to the extent, that the Adviser deems it advisable to incur greater than anticipated administrative costs as a result of non-ordinary events related to the Company.

Commissions and fees on shares sold

The Company agreed to pay the Dealer Manager selling commissions in the amount of 6.0% of the selling price of each Class R share for which a sale was completed from the shares offered in the offering.

As compensation for acting as the Dealer Manager, the Company agreed to pay the Dealer Manager a dealer manager fee in the amount of 2.0% of the selling price of each Class R share for which a sale was completed from the Class R or RIA Shares offered in the offering. The Dealer Manager was expected to re-allow the full amount of selling commissions to participating broker-dealers and did re-allow up to 1.15% of the dealer manager fee to participating broker-dealers for reimbursement of marketing expenses.

Under the Dealer Manager agreement signed under the interval fund conversion, the maximum sales load is 5.75% and 4.25% of the amount invested for Class A shares and Class L shares, respectively, while Class C and I shares are not subject to sales loads.

During the year ended June 30, 2018 the total sales load incurred through the offering of our common stock was $51,969, which includes $38,771 of selling commissions and $13,198 of dealer manager fees. These fees are charged against additional paid-in capital on the Statement of Assets and Liabilities.

The Dealer Manager’s resignation was effective May 13, 2018 and as such, no longer is selling shares.

Investor Services Agreement

The Company also entered into an investor services agreement (the “Investor Services Agreement”) under which the Company reimburses Stratera Holdings for providing investor relations support and related back-office services with respect to the Company’s investors. During the year ended June 30, 2018, Stratera Holdings incurred $183,215 of operating expenses in connection with the Investor Services Agreement, which were recorded as part of Adviser shared service expense in the Statement of Operations. During the year ended June 30, 2018 Stratera Holdings incurred $34,264 of offering costs in connection with the Investor Services Agreement, which, in conjunction with other offering costs incurred by the Adviser on behalf of the Company, were deferred as an asset and amortized, on a straight-line basis, as an expense over the 12-month period immediately following the deferral. See the Offering Costs section below for a summary of all organization and offering costs and operating expenses incurred by and payable to the Adviser on behalf of the Company.

Offering Costs

The Adviser, on behalf of the Company, paid or incurred offering costs of $227,362, which includes $34,264 of offering costs in connection with the Investor Services, during the year ended June 30, 2018.

As of June 30, 2018, $64,500 remains as a deferred asset on the Statement of Assets and Liabilities, while $358,608 has been amortized to expense in the Statement of Operations during the year ended June 30, 2018.

As of June 30, 2018, the total due to the Adviser for organization and offering costs and operating expenses paid on behalf of the Company was $2,011,533, which is broken out as follows:

Fiscal Year Ended	Organization and Offering Costs (“O&O”)	Operating Expenses (“OpEx”) paid on behalf of the Company	Total Due to Adviser for O&O and OpEx paid on behalf of the Company
June 30, 2013	$597,784	$—	$597,784
June 30, 2014	339,610	—	339,610
June 30, 2015	364,065	430,164	794,229
June 30, 2016	302,774	352,918	655,692
June 30, 2017	328,286	287,193	615,479
June 30, 2018	227,362	418,751	646,113
	2,159,881	1,489,026	3,648,907

Reimbursements made to the Adviser	(184,648)	(1,452,726)	(1,637,374)
Unreimbursed costs and expenses paid on behalf of the Company	$1,975,233	$36,300	$2,011,533

Upon achieving the Minimum Offering Requirement, the Adviser was entitled to receive up to 5.0% of the gross proceeds from the offering as reimbursement for organization and offering costs that it has funded, until all of the organization and offering costs incurred and/or paid by the Adviser have been recovered. On September 2, 2014, the Adviser agreed to reduce such reimbursement and accept a maximum of 2.0% of the gross proceeds of the offering of the Company’s securities until all of the organization and offering costs incurred and/or paid by the Adviser have been recovered.

Co-Investments

On February 10, 2014, the Company received an exemptive order from the SEC (the “Order”) that gave it the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by the Adviser or certain affiliates, including Prospect Capital Corporation (“PSEC”) and Priority Income Fund, Inc. (“PRIS”), a closed-end fund managed by an affiliate of PCM, subject to the conditions included therein. Under the terms of the relief permitting the Company to co-invest with other funds managed by the Adviser or its affiliates, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Company’s independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching of the Company or its stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies. In certain situations where co-investment with one or more funds managed by the Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Company will be unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

As of June 30, 2018, the Company and PRIS both hold Carlyle Global Market Strategies CLO 2017-5, Ltd., Galaxy XIX CLO, Ltd., GoldenTree 2013-7A, GoldenTree Loan Opportunities IX, Ltd., Madison Park Funding XIII, Ltd., Madison Park Funding XIV, Ltd., Octagon Investment Partners XIV, Ltd., Octagon Investment Partners XXI, Ltd., Octagon Investment Partners 30, Ltd., OZLM XII, Ltd., Voya IM CLO 2013-1, Ltd., Voya CLO 2016-1, Ltd. and THL Credit Wind River 2013-1 CLO, Ltd. (f/k/a Wind River 2013-1 CLO, Ltd.); however only Voya CLO 2016-1, Ltd. is a co-investment pursuant to the Order because all the others were purchased on the secondary market.

As of June 30, 2018, the Company and PSEC both hold an investment in Carlyle Global Market Strategies CLO 2014-4-R, Ltd. (f/k/a Carlyle Global Market Strategies CLO 2014-4, Ltd.) however this investment is not considered a co-investment pursuant to the Order as it was purchased on the secondary market.

Allocation of Expenses

The cost of valuation services for CLOs is initially borne by PRIS, which then allocates to the Company its proportional share of such expense. During the year ended June 30, 2018, PRIS has incurred $60,004 in expenses related to valuation services that are attributable to the Company. The Company reimburses PRIS for these expenses and includes them as part of valuation services in the Statement of Operations. As of June 30, 2018, $16,258 of expense is due to PRIS, which is presented as part of due to affiliates on the Statement of Assets and Liabilities.

The cost of filing software is initially borne by PSEC, which then allocates to the Company its proportional share of such expense. During the year ended June 30, 2018, PSEC has incurred $10,162 in expenses related to the filing services that are attributable to the Company. The Company reimburses PSEC for these expenses and includes them as part of general and administrative expenses in the Statement of Operations. As of June 30, 2018, $4,695 of expense is due to PSEC, which is presented as part of due to affiliates on the Statement of Assets and Liabilities.

The cost of portfolio management software is initially borne by the Company, which then allocates to PSEC its proportional share of such expense. During the year ended June 30, 2018, the Company incurred $23,603 in expenses related to the portfolio management software that is attributable to PSEC. PSEC reimburses the Company for these expenses. As of June 30, 2018, $12,018 of expense is due from PSEC, which is presented as due from affiliate on the Statement of Assets and Liabilities.

Officers and Directors

Certain officers and directors of the Company are also officers and directors of the Adviser and its affiliates. There were no fees paid to the independent directors of the Company as the Company did not exceed the minimum net asset value required (i.e., greater than $100 million) to receive a fee for the year ended June 30, 2018. The officers do not receive any direct compensation from the Company.

Note 8. Distributions to Shareholders

Dividends from net investment income and capital gain distributions are determined in accordance with U.S. federal income tax regulations, which differ from U.S. GAAP. The following tables reflect the distributions per share that the Company declared and paid or are payable to its stockholders during the year ended June 30, 2018. Stockholders of record as of each respective record date were or will be entitled to receive the distribution.

Record Date	Payment Date	Total Amount per Share Class A (formerly Class R)(a)	Total Amount per Share Class I (formerly Class I and RIA)(a)	Amount Distributed
July 7, 14, 21 and 28, 2017	July 31, 2017	$0.07088	$0.07088	$44,525
August 4, 11, 18 and 25, 2017	August 28, 2017	0.07088	0.07088	44,975
September 1, 8, 15, 22 and 29, 2017(b)	October 2, 2017	0.08860	0.08860	56,963
October 6, 13, 20 and 27, 2017	October 30, 2017	0.07088	0.07088	46,861
November 2, 9, 16 and 25, 2017	November 27, 2017	0.07088	0.07088	46,903
November 30, 2017, December 7, 14, 21 and 28, 2017(b)	January 2, 2018	0.07825	0.07825	52,122
January 4, 11, 18 and 25, 2018	January 30, 2018	0.06224	0.06224	41,596
February 1, 8, 15 and 22, 2018	February 27, 2018	0.06880	0.06880	45,786
March 1, 8, 15, 22 and 29, 2018	April 2, 2018	0.08365	0.08370	56,074
April 5, 12, 19 and 26, 2018	April 30, 2018	0.06580	0.06585	44,514
May 3, 10, 17 and 24, 2018	May 28, 2018	0.06500	0.06510	42,632
May 31, 2018, June 7, 14, 21 and 28, 2018	July 2, 2018	0.06475	0.06485	42,568
Total declared and distributed for the year ended June 30, 2018				$565,519

(a)       Total amount per share represents the total distribution rate for the record dates indicated.

(b)       Includes bonus distributions.

Dividends and distributions to stockholders are recorded on the record date. The table above includes distributions with record dates during the year ended June 30, 2018 and does not include distributions previously declared to stockholders of record on any future dates, as those amounts are not yet determinable. The following distributions were previously declared and have record dates subsequent to June 30, 2018 for Class A and Class I shares:

Record Date	Payment Date	Total Amount per Share Class A (formerly Class R)(a)	Total Amount per Share Class I (formerly Class I and RIA)(a)
July 5, 12, 19 and 26, 2018	July 30, 2018	0.06392	0.06404
August 2, 9, 16, 23 and 30, 2018	September 4, 2018	0.06405	0.06415

(a) Total amount per share represents the total distribution rate for the record dates indicated.

The Company may fund its distributions to stockholders from any sources of funds available, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets and expense reimbursements from the Adviser, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

Following commencement of the Company’s public offering, substantial portions of the Company’s distributions to stockholders have been funded through Expense Payments that are subject to repayment by the Company. The purpose of this arrangement was to ensure that no portion of the Company’s distributions to stockholders was paid from offering proceeds. Any such distributions funded through Expense Payments were not based on the Company’s investment performance. The reimbursement of these Expense Payments owed to the Adviser would reduce the future distributions to which stockholders would otherwise be entitled. For the year ended June 30, 2018, the Company was not obligated to repay any amounts to the

Adviser for Expense Payments. There can be no assurance that the Company will achieve the performance necessary to sustain its distributions or that the Company will be able to pay distributions at a specific rate or at all.

The Company has adopted an “opt in” distribution reinvestment plan pursuant to which stockholders may elect to have the full amount of distributions reinvested in additional shares. Stockholders will receive distributions in cash unless specifically “opting in” to the distribution reinvestment plan to have cash distributions reinvested in additional shares of the Company. Reinvested distributions prior to the interval conversion purchased shares at a price equal to 95% of the price that shares were sold in the offering at the closing immediately following the distribution payment date. There will be no selling commissions, dealer manager fees or other sales charges for shares issued under the distribution reinvestment plan. After the conversion to an interval fund, reinvested distributions are purchased at a price equal to NAV.

The Company issued 21,195 and 17,282 shares of common stock in connection with the distribution reinvestment plan for the year ended June 30, 2018 and the year ended June 30, 2017, respectively.

Note 9. Income Taxes

The information presented in this footnote is based on our most recent tax year end, which is June 30, 2018.

For income tax purposes, dividends paid and distributions made to shareholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The likely and expected tax character of distributions declared and paid to shareholders during the year ended June 30, 2018 was as follows:

	Year Ended June 30, 2018	Year Ended June 30, 2017
Ordinary income	$—	$—
Capital gain	161,299	—
Return of capital	404,220	504,515
	$565,519	$504,515

While the tax character of distributions paid to shareholders for the year ended June 30, 2018 is expected to be characterized as capital gains and return of capital, the final determination of the tax character of distributions for this year will not be made until we file our tax return for the tax year ended June 30, 2018.

As of June 30, 2018, the estimated components of accumulated losses on a tax basis were as follows:

Accumulated ordinary loss	$—
Temporary differences	$(403,102)
Net unrealized loss on investments	$(103,635)

As a result of the changes in the character of the distributions for the year ended June 30, 2017, the components of accumulated earnings on a tax basis were adjusted from our prior N-CSR filing. Per the prior N-CSR filing, undistributed ordinary loss, temporary differences and net unrealized gain on investments were $(1,071,888), $(527,421) and $518,873, respectively. The revised estimated components of earnings for as of June 30, 2017 for undistributed ordinary loss, temporary differences and net unrealized gain on investments were $0, $(528,422) and $470,800, respectively.

In general, we may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which may include differences in the book and tax basis of certain assets and liabilities, amortization of offering costs, expense payments, nondeductible federal excise taxes and net operating losses, among other items. For the year ended June 30, 2018, we increased accumulated net investment loss by $282,691 and increased additional paid in capital by $282,691.

Note 10. Concentration and Credit Risks

We anticipate that our portfolio will be comprised primarily of income-oriented securities, which includes debt securities and income-focused preferred and common equity interests, of private or public Infrastructure companies and Infrastructure-Related companies within North America. We will dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments

(such as senior secured floating rate loans) and less invested in other types of credit instruments. These securities will be generally rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. We currently intend to initially weight our portfolio towards senior secured and unsecured debt.

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company’s portfolio may be concentrated in a limited number of investments in CLO vehicles, which is subject to a risk of loss if that sector experiences a market downturn. The Company is subject to credit risk in the normal course of pursuing its investment objectives. The Company’s maximum risk of loss from credit risk for portfolio investments is the inability of the CLO collateral managers to return up to the cost value due to loan defaults occurring in the underlying CLOs.

If one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize our debt holding as an equity investment and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. For example, we could become subject to a lender’s liability claim, if, among other things, we actually render significant managerial assistance.

As the interest rate on our revolving credit facility is at a variable rate based on an index, an increase in interest rates would make it more expensive to use debt to finance our investments. As a result, an increase in market interest rates could both reduce the value of our portfolio investments and increase our cost of capital, which could reduce our net investment income or net increase in net assets resulting from operations.

Note 11. Commitments and Contingencies

The Company has a conditional obligation to reimburse the Adviser for any amounts funded by the Adviser under the Expense Support Agreement if (and only to the extent that), following any fiscal quarter occurring within three years of the date on which the Adviser incurred the liability for such amount, Available Operating Funds exceeds the distributions paid by the Company to stockholders to the extent that the Company has cash available for such payment. The Company will only make reimbursement payments if its operating expense ratio is equal to or less than its operating expense ratio at the time the corresponding Expense Payment was incurred and if the annualized rate of the Company’s regular cash distributions to stockholders is equal to or greater than the annualized rate of its regular cash distributions to stockholders at the time the corresponding Expense Payment was incurred. No reimbursement will be paid to the Adviser more than three years after such corresponding Expense Payment was incurred. The Company is unable to estimate the amount that would be reimbursable to the Adviser at the time the above event occurs. However, the maximum exposure to the Company is the total of the Expense Payments from the Adviser. As of June 30, 2018, the amount of expense support that is conditionally reimbursable by the Company to the Adviser is $2,500,790.

The Company has a conditional obligation to reimburse the Adviser for any amounts funded by the Adviser under the Expense Limitation Agreement for any payments made by the Adviser. The Expense Limitation Agreement payments are subject to repayment by the Fund within the three years following the end of the quarter in which the payment was made by the Adviser; provided that any such repayments shall be subject to the then-applicable expense limitation, if any, and the limit that was in effect at the time when the Adviser made the payment that is subject to repayment. If the Expense Limitation Agreement is terminated or expires pursuant to its terms, the Adviser shall maintain its right to repayment for any payment it has made under this Agreement. As of June 30, 2018, the amount of expense limitation support that is conditionally reimbursable by the Company to the Adviser is $748,696.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material adverse effect upon its financial condition or results of operations.

Note 12. Financial Highlights

The following is a schedule of financial highlights for the year ended June 30, 2018. The financial highlights below include the shareholder activity prior to the conversion to an interval fund on October 31, 2017. Class A includes the activity for Class R shares from prior to the conversion and Class I includes activity for Class I and Class RIA shares for the period prior to the conversion.

	Year Ended	Year Ended
	June 30, 2018	June 30, 2018
	Class A	Class I
Per share data:
Net asset value, beginning of year	$13.53	$13.53

Net investment income(a)	0.79	0.81
Net realized and unrealized gain (loss) on investments(a)	(0.80)	(0.79)
Net increase in net assets resulting from operations Distributions(b)	(0.01)	0.02
Return of capital distributions	(0.62)	(0.62)
Capital gain	(0.24)	(0.24)
Total Distributions	(0.86)	(0.86)
Other(c)	0.05	0.04
Net asset value, end of year	$12.71	$12.73

Total return, based on NAV(d)	0.18%	0.33%
Supplemental Data:
Net assets, end of year	$7,933,028	$420,136
Ratio to average net assets:
Expenses without expense support/limitation payment	22.69%	22.43%
Expenses after expense support/limitation payment	8.91%	8.73%
Net investment income	5.92%	6.04%

Portfolio turnover	37.42%	37.42%

(a) Calculated based on weighted average shares outstanding.

(b) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.

(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.

(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year and assumes that distributions are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.

The following is a schedule of financial highlights for the year ended June 30, 2017 and the period ended June 30, 2016. The Company offered three classes of shares prior to the interval conversion. The only difference is only with respect to these three share classes were the sales load purchasers in the offering paid. Each class of shares had identical voting and distributions rights, and bore its own pro rata portion of the Company’s expenses and had the same net asset value. As such, the financial highlights is presented for the Company as a whole.

	Year Ended	Period Ended
	June 30, 2017	June 30, 2016(e)
Per share data:
Net asset value, beginning of year	$12.81	$13.80

Net investment income(a)	0.71	1.21
Net realized and unrealized gain (loss) on investments(a)	0.68	(0.03)
Net increase in net assets resulting from operations	1.39	1.18
Return of capital distributions(b)	(0.92)	(0.75)
Offering costs(a)	0.03	(0.62)
Other(c)	0.22	(0.80)
Net asset value, end of year	$13.53	$12.81

Total return, based on NAV(d)	13.20%	(1.75)%
Supplemental Data:
Net assets, end of year	$8,405,744	$5,976,355
Ratio to average net assets:
Expenses without expense support payment	22.05%	36.65%
Expenses after expense support payment	10.52%	3.41%
Net investment income	5.19%	11.50%

Portfolio turnover	27.54%	4.27%

(a) Calculated based on weighted average shares outstanding.

(b) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year or period. Distributions per share are rounded to the nearest $0.01.

(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year or period.

(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year or period and assumes that distributions are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded. For the period less than one year, total return is not annualized.

(e) The net asset value at the beginning of the period is the net offering price as of August 25, 2015, which is the date that the Company satisfied its minimum offering requirement by raising over $2.5 million from selling shares to persons not affiliated with the Company or the Adviser (the “Minimum Offering Requirement”), and as a result, broke escrow and commenced making investments.

Note 13. Subsequent Events

During the period from July 1, 2018 through August 29, 2018, there were no purchases or sales of investments.

On August 10, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) between the Company and Triton Pacific Investment Corporation, Inc., a Maryland corporation (“Triton”) that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Merger Agreement provides that the Company will merge with and into Triton in a single integrated transaction (the “Merger”), with Triton, as the combined surviving entity, being renamed as TP Flexible Income Fund, Inc. (“FLEX”). In connection with the Merger, the Company’s stockholders will have a right to receive a number of shares of Triton’s common stock equal to the result of (A) the per-share net asset value of the Company’s common stock divided by (B) the Triton per-share net asset value, determined in accordance with the Merger Agreement, at the closing of the Merger, which currently is expected to occur in the fourth calendar quarter of 2018, subject to requisite stockholder approval of the Company and Triton. Triton has filed a Combined Registration and Proxy Statement on Form N-14, which outlines the terms and conditions of the Merger and the

Merger Agreement and the stockholder proposals related to the Merger and the Merger Agreement, and provides additional information about Triton.

Following completion of the Merger, Triton, as FLEX, is expected to continue to be an externally managed, non-diversified, closed-end management investment company that elects to be regulated as a business development company under the 1940 Act. As such, FLEX will be required to continue to comply with certain regulatory requirements under the 1940 Act applicable to business development companies. In addition, FLEX is expected to continue to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, following completion of the Merger, the Company’s stockholders will be investors in a business development company and benefit from the protections of the 1940 Act applicable to business development companies. Similar to shares of the Company’s common stock, the shares of common stock of FLEX will not be listed on an exchange and should be considered to be illiquid.

Following the merger, FLEX’s investment adviser will be Prospect Flexible Income Management, LLC. FLEX’s investment activities will be led by a team of investment professionals from the investment and operations team of Prospect Capital Management. These are the same individuals that currently manage the Company.

Statement of Assets and Liabilities (unaudited)

As of December 31, 2018

Assets
Investments, at fair value (amortized cost $9,245,267)	$7,943,823
Cash	998,068
Interest receivable	130,300
Due from Affiliate (Note 7)	12,861
Due from Adviser (Note 7)	3,698
Prepaid expenses	2,684
Total assets	9,091,434
Liabilities
Due to Adviser (Note 7)	1,975,233
Revolving Credit Facility (Note 6)	600,000
Accrued expenses	129,627
Due to Affiliates (Note 7)	36,751
Due to Administrator (Note 7)	22,987
Interest payable	12,220
Total liabilities	$2,776,818
Commitments and contingencies (Note 11)	-
Net assets	$6,314,616

Components of net assets:
Common stock, $0.01 par value (Note 5)	$6,172
Additional paid-in capital	8,137,765
Net unrealized loss on investments	(1,301,443)
Accumulated net investment (loss)	(519,519)
Accumulated net realized loss on investments	(8,359)
Net assets	$6,314,616

Statement of Assets and Liabilities
(unaudited) (continued)

As of December 31, 2018

Class A
Net assets	$5,978,275
Shares authorized	70,000,000
Par value	$0.01
Shares outstanding	584,399
Net asset value and redemption price per share	$10.23

Class I
Net assets	$336,341
Shares authorized	40,000,000
Par value	$0.01
Shares outstanding	32,790
Net asset value and redemption price per share	$10.26

Class C
Net assets	$—
Shares authorized	40,000,000
Par value	$0.01
Shares outstanding	—
Net asset value and redemption price per share	$—

Class L
Net assets	—
Shares authorized	50,000,000
Par value	$0.01
Shares outstanding	—
Net asset value and redemption price per share	$—

See accompanying notes to financial statements.

Statement of Operations (unaudited)

For the six months ended December 31, 2018

Investment income
Interest Income from bonds	$315,813
Interest Income from CLOs	283,158
Total investment income	598,971
Expenses
Legal expense	580,843
Base management fees (Note 7)	108,414
Audit and tax expense	88,619
Administrator costs (Note 7)	85,875
Valuation services	81,771
Amortization of offering costs (Note 7)	64,500
Insurance expense	56,170
Interest expense	19,595
Adviser shared service expense (Note 7)	13,552
General and administrative	12,234
Report and notice to shareholders	5,333
Transfer agent fees and expenses	(10,934)
Total expenses	1,105,972
Fees waived/expenses paid by Adviser (Note 7)	(181,029)
Net expenses	924,943
Net investment (loss)	(325,972)
Net realized and unrealized (loss) on investments
Net realized loss on investments	(45,453)
Net increase in unrealized loss on investments	(945,059)
Net realized and unrealized loss on investments	(990,512)
Net decrease in net assets resulting from operations	$(1,316,484)

See accompanying notes to financial statements.

Statements of Changes in Net Assets

	Six Months Ended December 31, 2018	Year Ended June 30, 2018
Net decrease in net assets resulting from operations:
Net investment income/ (loss)	$(325,972)	$518,793
Net realized gain/(loss) on investments	(45,453)	181,008
Net increase in unrealized loss on investments	(945,059)	(704,926)
Net (decrease) in net assets resulting from operations	(1,316,484)	(5,125)
Distributions to shareholders:
Return of capital distributions (Note 8)
Class A (previously Class R) (Note 5)	(216,926)	(383,567)
Class I (previously Class RIA and I) (Note 5)	(11,904)	(20,199)
Capital gain (Note 8)
Class A (previously Class R) (Note 5)	—	(153,615)
Class I (previously Class RIA and I) (Note 5)	—	(8,138)
Total distributions to shareholders	(228,830)	(565,519)
Capital transactions:
Gross proceeds from shares sold (Note 5)	—	789,900
Commissions and fees on shares sold (Note 7)	—	(51,969)
Reinvestment of distributions (Note 5)	126,310	283,674
Repurchase of common shares (Note 5)	(619,544)	(503,541)
Net increase/(decrease) in net assets from capital transactions	(493,234)	518,064
Total (decrease) in net assets	(2,038,548)	(52,580)
Net assets:
Beginning of year or period	8,353,164	8,405,744
End of year or period(a)	$6,314,616	$8,353,164

(a) Includes accumulated net investment loss of (Note 9):	$(519,519)	$(193,546)

See accompanying notes to financial statements.

Statement of Cash Flows (unaudited)

For the six months ended December 31, 2018

Cash flows provided by operating activities:
Net decrease in net assets resulting from operations	$(1,316,484)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash provided by operating activities:
Amortization of offering costs	64,500
Proceeds from sales and redemptions of investments	2,068,610
Net increase in unrealized loss on investments	945,059
Net realized loss on investments	45,453
Accretion of purchase discount on investments, net	(62,766)
Decrease (Increase) in operating assets:
Due from Adviser (Note 7)	114,411
Due from Affiliate (Note 7)	(843)
Interest receivable	43,455
Prepaid expenses	22,215
Increase (Decrease) in operating liabilities:
Due to Affiliates (Note 7)	15,798
Interest payable	7,112
Due to Administrator (Note 7)	(22,846)
Accrued expenses	1,304
Net cash provided by operating activities	1,924,978
Cash flows used in financing activities:
Distributions paid to stockholders	(145,088)
Repurchase of common shares (Note 5)	(619,544)
Repayments under Revolving Credit Facility (Note 6)	(750,000)
Net cash used in financing activities	(1,514,632)
Net decrease in cash	410,346
Cash, beginning of period	587,722
Cash, end of period	$998,068

Supplemental information
Value of shares issued through reinvestment of distributions	$126,310
Interest paid during the six months ended	$12,483

See accompanying notes to financial statements.

Schedule of Investments (unaudited)

As of December 31, 2018

						December 31, 2018
Portfolio Investments(1)	Industry	Sector(2)	Coupon/ Yield	Legal Maturity	Acquisition date(7)	Principal Amount	Amortized Cost	Fair Value(3)	% of Net Assets

LEVEL 2 PORTFOLIO INVESTMENTS (4)
Senior Unsecured Bonds
Ace Cash Express, Inc.	Financial	Services	12.00%	12/15/2022	12/15/2017	$450,000	$444,389	$393,750	6.2%
Archrock Partners, LP	Energy	Services	6.00%	4/1/2021	12/22/2016	500,000	497,629	486,250	7.7%
Brand Energy & Infrastructure Services, Inc.	Energy	Industrial	8.50%	7/15/2025	6/21/2017	1,000,000	1,000,000	859,375	13.6%
Calumet Specialty Products	Energy	Downstream	7.75%	4/15/2023	10/16/2015	550,000	526,081	427,167	6.8%
CSI Compressco LP	Energy	Services	7.25%	8/15/2022	9/17/2015	750,000	683,013	667,500	10.6%
Global Partners LP	Energy	Midstream	7.00%	6/15/2023	10/2/2015	350,000	332,537	334,250	5.3%
Jonah Energy LLC	Energy	Upstream	7.25%	10/15/2025	10/3/2017	1,000,000	1,000,000	661,458	10.5%
Martin Midstream Partners LP	Energy	Midstream	7.25%	2/15/2021	9/10/2015	500,000	487,557	483,359	7.6%
Weatherford Bermuda	Energy	Services	9.88%	3/1/2039	11/24/2015	350,000	323,075	194,468	3.1%
		Total Senior Unsecured Bonds					$5,294,281	$4,507,577	71.4%

Senior Secured Bonds
Hexion Inc.	Chemicals	Manufacturing	6.63%	4/15/2020	9/8/2015	$550,000	$530,951	$439,313	7.0%
Total Senior Secured Bonds							$530,951	$439,313	7.0%

Total Level 2 Portfolio Investments							$5,825,232	$4,946,890	78.4%
LEVEL 3 PORTFOLIO INVESTMENTS
CLO - subordinated notes(5)(6)
Carlyle Global Market Strategies CLO 2014-4-R, Ltd.	Structured Finance	N/A	21.91%	7/15/2030	6/29/2018	$250,000	$162,921	$179,259	2.8%
Carlyle Global Market Strategies CLO 2017-5, Ltd.	Structured Finance	N/A	16.15%	1/22/2030	1/30/2018	500,000	492,068	447,722	7.1%
Galaxy XIX CLO, Ltd.	Structured Finance	N/A	13.81%	7/24/2030	12/8/2016	250,000	168,739	125,846	2.0%
GoldenTree Loan Opportunities IX, Ltd.	Structured Finance	N/A	14.68%	10/29/2026	7/27/2017	250,000	183,677	134,902	2.1%
Madison Park Funding XIII, Ltd.	Structured Finance	N/A	21.61%	4/22/2030	11/12/2015	250,000	180,828	173,917	2.8%
Madison Park Funding XIV, Ltd.	Structured Finance	N/A	16.14%	7/20/2026	11/19/2015	250,000	188,254	177,993	2.8%
Octagon Investment Partners XIV, Ltd.	Structured Finance	N/A	17.90%	7/16/2029	12/6/2017	850,000	532,379	454,295	7.2%
Octagon Investment Partners XXI, Ltd.	Structured Finance	N/A	13.83%	11/14/2026	1/13/2016	300,000	184,441	178,346	2.8%
Octagon Investment Partners 30, Ltd.	Structured Finance	N/A	15.32%	3/17/2030	11/21/2017	475,000	456,238	392,003	6.2%

						December 31, 2018
Portfolio Investments(1)	Industry	Sector(2)	Coupon/ Yield	Legal Maturity	Acquisition date(7)	Principal Amount	Amortized Cost	Fair Value(3)	% of Net Assets
OZLM XII, Ltd.	Structured Finance	N/A	13.35%	4/30/2027	1/20/2017	275,000	223,631	173,184	2.8%
Voya IM CLO 2013-1, Ltd.	Structured Finance	N/A	14.96%	10/15/2030	6/14/2016	278,312	186,503	151,330	2.4%
Voya CLO 2016-1, Ltd.	Structured Finance	N/A	21.12%	1/21/2031	2/25/2016	250,000	213,815	216,202	3.4%
THL Credit Wind River 2013-1 CLO, Ltd.	Structured Finance	N/A	16.15%	7/30/2030	11/3/2017	325,000	246,541	191,934	3.0%
Total CLO - subordinated notes							$3,420,035	$2,996,933	47.4%

Total Level 3 Portfolio Investments							$3,420,035	$2,996,933	47.4%

Total Portfolio Investments							$9,245,267	$7,943,823	125.8%
Liabilities in excess of other assets								(1,629,207)	(25.8)%
Net Assets								$6,314,616	100.0%

(1) The Company does not "control" and is not an "affiliate" of any of the portfolio investments, each term as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). In general, under the 1940 Act, the Company would be presumed to "control" a portfolio company if the Company owned 25% or more of its voting securities and would be an "affiliate" of a portfolio company if the Company owned 5% or more of its voting securities.
(2) The upstream sector includes businesses that locate, develop or extract energy in its most basic, raw form. The midstream sector includes businesses that process, gather, transport, ship, transmit or store raw energy resources or by-products in a form suitable for refining or power generation. The downstream sector includes businesses that refine, market or distribute energy to end-user customers.
(3) Fair value is determined by or under the direction of the Company's Board of Directors (see Note 3).
(4) All Level 2 securities are pledged as collateral supporting the amounts outstanding under a revolving credit facility with BNP Paribas Prime Brokerage International, Ltd. that was closed on August 25, 2015.
(5) The CLO subordinated notes and preference/preferred shares are considered equity positions in the Collateralized Loan Obligations (“CLOs”). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.
(6) All CLO subordinated notes are co-investments with other entities managed by an affiliate of the Adviser (see Note 7).
(7)In accordance with endnote 8 of Regulation S-X Rule 12-12 - Form and Content of Schedules - Investments in securities of unaffiliated issuers, we have updated the presentation of our Schedule of Investments to include the acquisition dates of our investments.

See accompanying notes to financial statements.

Notes to Financial Statements (unaudited)

December 31, 2018

Note 1. Principal Business and Organization

Pathway Capital Opportunity Fund, Inc. (formerly known as Pathway Energy Infrastructure Fund, Inc.) (the “Company,” “us,” “our,” or “we”) was incorporated under the general corporation laws of the State of Maryland on February 19, 2013 and was inactive from that date to August 25, 2015 except for matters relating to its organization and registration as an externally managed, non-diversified, closed-end investment company under the Investment Company Act of 1940, as amended (“1940 Act”). In addition, the Company has elected to be treated for tax purposes as a regulated investment company, or “RIC,” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). On August 25, 2015, the Company satisfied its minimum offering requirement by raising over $2.5 million from selling shares to persons not affiliated with the Company or the Adviser, defined below, (the “Minimum Offering Requirement”), and as a result, broke escrow and commenced making investments. The Company’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. To achieve this investment objective, the Company’s investment strategy is to invest, under normal circumstances, at least 50% of our total assets, that is net assets plus borrowings, in securities of Infrastructure companies and Infrastructure-Related companies. The Company considers Infrastructure companies to include companies that derive at least 50% of their revenues, gross profit or EBITDA from the ownership, management, development, construction, maintenance, renovation, enhancement or operation of Infrastructure assets. The Company considers Infrastructure-Related companies to be those that derive at least 50% of their revenues, gross profit or EBITDA from providing products or services to Infrastructure companies. This investment strategy may be changed by our Board of Directors (the “Board”) if we provide our stockholders with at least 60 days prior written notice. As part of our investment objective to generate current income, the Company can invest up to 50% of our total assets in other securities, including senior debt, subordinated debt, preferred equity, dividend paying equity and the equity and junior debt tranches of a type of pools of broadly syndicated loans known as Collateralized Loan Obligations, or “CLOs.” The CLOs include a diversified portfolio of broadly syndicated loans and do not have direct exposure to real estate or mortgages.

On October 31, 2017, the Company converted to an interval fund. An interval fund is a closed-end management investment company that has adopted a fundamental policy to conduct periodic repurchases of its outstanding shares of common stock pursuant to Rule 23c-3 of the 1940 Act. Additionally, the Company began offering its shares on a continuous basis with this change. Also at this time, the Company changed its industry concentration policy from concentrating its investments in the energy and related infrastructure and industrial sectors to investing more than 25% of its assets in companies conducting their principal business in industries with exposure to Infrastructure assets. Further, the Company was required, pursuant to Rule 35d-1 under the 1940 Act, to invest at least 80% of its total assets in securities of companies that operate primarily in energy and related infrastructure and industrial sectors. In connection with the restructuring of the Company to an interval fund, the Board changed the Company’s investment strategy and the name of the Company from Pathway Energy Infrastructure Fund, Inc. to Pathway Capital Opportunity Fund, Inc.

The Company is managed by Pathway Capital Opportunity Fund Management, LLC (formerly known as Pathway Energy Infrastructure Management, LLC) (the “Adviser”), that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is 50% owned by Prospect Capital Management L.P. (“PCM”) and 50% by Stratera Holdings, LLC (“Stratera Holdings”).

The Company is offering up to 200,000,000 shares of its common stock, on a best efforts basis, at an initial offering price of $15.00 per share.

Note 2. Going Concern Matters

The Company’s financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business for the foreseeable future. Because many of the costs of operating the Company are not proportional to the size of the Company’s investment portfolio, including accounting/auditing, legal, insurance and administrative costs (which includes the reimbursement of the compensation of the chief financial officer, chief compliance officer, treasurer, secretary and other administrative personnel of our Administrator, as defined in Note 7), the Company must raise sufficient capital in order to build a portfolio that generates sufficient revenue to cover the Company’s expenses. As of December 31, 2018, the Company has not raised sufficient capital to build a large enough portfolio to generate sufficient revenue to cover its operating expenses and has only been able to fund distributions to shareholders through Expense Limitation Payments (as defined in Note 7) from the Adviser through October 31, 2018.

On August 10, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) between the Company and Triton Pacific Investment Corporation, Inc., a Maryland corporation (“Triton”) that has elected to be regulated as business development company under the 1940 Act. The Merger Agreement provides that the Company will merge with and into Triton in a single integrated transaction (the “Merger”), with Triton, as the combined surviving entity, being renamed as TP Flexible Income Fund, Inc. (“FLEX”). In connection with the Merger, the Company’s stockholders will have a right to receive a number of shares of Triton’s common stock equal to the result of (A) the per-share net asset value of the Company’s common stock divided by (B) the Triton per-share net asset value, determined in accordance with the Merger Agreement, at the closing of the Merger, which currently is expected to occur in the first calendar quarter of 2019, subject to requisite stockholder approval of the Company and Triton. Triton has filed a Combined Registration and Proxy Statement on Form N-14, which outlines the terms and conditions of the Merger and the Merger Agreement and the stockholder proposals related to the Merger and the Merger Agreement, and provides additional information about Triton.

Following completion of the Merger, Triton, as FLEX, is expected to continue to be an externally managed, non-diversified, closed-end management investment company that elects to be regulated as a business development company under the 1940 Act. As such, FLEX will be required to continue to comply with certain regulatory requirements under the 1940 Act applicable to business development companies. In addition, FLEX is expected to continue to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, following completion of the Merger, the Company’s stockholders will be investors in a business development company and benefit from the protections of the 1940 Act applicable to business development companies. Similar to shares of the Company’s common stock, the shares of common stock of FLEX will not be listed on an exchange and should be considered to be illiquid.

Following the merger, FLEX’s investment adviser will be Prospect Flexible Income Management, LLC. FLEX’s investment activities will be led by a team of investment professionals from the investment and operations team of Prospect Capital Management. These are the same individuals that currently manage the Company.

As the completion of the Merger is subject to shareholder approval, the preceding circumstances raise substantial doubt about the Company’s ability to continue as a going concern for at least one year after February 28, 2019, the date the financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) pursuant to the requirements of ASC 946, Financial Services - Investment Companies (“ASC 946”), and Articles 6 and 12 of Regulation S-X.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, expenses and gains or losses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Cash

Cash represents funds deposited with financial institutions.

Investment Valuation

The Company follows guidance under U.S. GAAP, which classifies the inputs used to measure fair values into the following hierarchy:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities on an inactive market, or other observable inputs other than quoted prices.

Level 3. Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

Investments for which market quotations are readily available are valued at such market quotations and are classified in Level 1 of the fair value hierarchy.

Securities traded on a national securities exchange are valued at the last sale price on such exchange on the date of valuation or, if there was no sale on such day, at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities traded on the Nasdaq market are valued at the Nasdaq official closing price (“NOCP”) on the day of valuation or, if there was no NOCP issued, at the last sale price on such day. Securities traded on the Nasdaq market for which there is no NOCP and no last sale price on the day of valuation are valued at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price.

Securities traded in the over-the-counter market are valued by an independent pricing agent or more than one principal market maker, if available, otherwise a principal market maker or a primary market dealer. The Company valued over-the-counter securities by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent pricing agent and screened for validity by such service. Such securities are categorized in Level 2 of the fair value hierarchy.

With respect to investments for which market quotations are not readily available, or when such market quotations are deemed not to represent fair value, the Board has approved a multi-step valuation process for each quarter, as described below, and such investments are classified in Level 3 of the fair value hierarchy:

1.	Each portfolio investment is reviewed by investment professionals of the Adviser with the independent valuation firm engaged by the Board.

2.	The independent valuation firm prepares independent valuations based on its own independent assessments and issue its report.

The Audit Committee of the Board (the “Audit Committee”) reviews and discusses with the independent valuation firm the valuation report, and then makes a recommendation to the Board of the value for each investment.

3.	The Board discusses valuations and determines the fair value of such investments in the Company’s portfolio in good faith based on the input of the Adviser, the respective independent valuation firm and the Audit Committee.

Generally, the Company's investments in loans are classified as Level 3 fair value measured securities under ASC 820 and are valued utilizing a combination of yield analysis and discounted cash flow technique, as appropriate. The yield analysis uses loan spreads and other relevant information implied by market data involving identical or comparable assets or liabilities. The discounted cash flow technique converts future cash flows or earnings to a range of fair values from which a single estimate may be derived utilizing an appropriate yield, i.e. discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts.

The Company's investments in CLOs are classified as Level 3 fair value measured securities under ASC 820 and are valued using both a discounted single-path cash flow model and a discounted multi-path cash flow model. The CLO structures are analyzed to identify the risk exposures and to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations, which is a simulation used to model the probability of different outcomes, to generate probability-weighted (i.e., multi-path) cash flows from the underlying assets and liabilities. These cash flows, after payments to debt tranches senior to our equity positions, are discounted using appropriate market discount rates, and relevant data in the CLO market as well as certain benchmark credit indices are considered, to determine the value of each CLO investment. In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the multi-path cash flows.  We are not responsible for and have no influence over the asset management of the portfolios underlying the CLO investments we hold, as those portfolios are managed by non-affiliated third party CLO collateral managers. The main risk factors are default risk, prepayment risk, interest rate risk, downgrade risk, and credit spread risk.

The types of factors that are taken into account in fair value determination include, as relevant, market changes in expected returns for similar investments, performance improvement or deterioration, security covenants, call protection provisions, and information rights, the nature and realizable value of any collateral, the issuer’s ability to make payments and its earnings and cash flows, the principal markets in which the issuer does business, comparisons to traded securities, and other relevant factors.

Securities Transactions

Securities transactions are recorded on trade date. Realized gains or losses on investments are calculated by using the specific identification method.

Revenue Recognition

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Accretion of such purchase discounts or amortization of such premiums is calculated using the effective interest method as of the settlement date and adjusted only for material amendments or prepayments. Upon the prepayment of a bond, any unamortized discount or premium is recorded as interest income.

Interest income from investments in the “equity” positions of CLOs (typically income notes or subordinated notes) is recorded based on an estimation of an effective yield to expected maturity utilizing assumed future cash flows. The Company monitors the expected cash inflows from CLO equity investments, including the expected residual payments, and the estimated effective yield is determined and updated periodically.

Due to and from Adviser

Amounts due from the Adviser are for fees waived or expenses paid by the Adviser pursuant to the Expense Limitation Agreement (as defined in Note 7) including base management fees, shareholder fees, routine non-compensation overhead, operating expenses paid on behalf of the Company and offering and organization expenses paid on behalf of the Company. The due to and due from Adviser balances are presented net on the Statement of Assets and Liabilities in accordance with ASC 210-20-45-1 because the amounts owed between the two parties are determinable, the Company has the right to offset the amount owed from the Adviser against the amount that it owes the Adviser and the Company intends to offset these balances. Amounts included on the Statement of Assets and Liabilities are presented net only to the extent that the Company or the Adviser have a current obligation to pay the amounts. All balances due from the Adviser are settled quarterly. The Adviser has permanently waived its rights to reimbursement under the Expense Limitation Agreement (as defined in Note 7). As a result, the Company has no obligation to make any such payments as of December 31, 2018.

Offering Costs

Prior to the conversion to an interval fund, offering costs incurred by the Company were capitalized to deferred offering costs on the Statement of Assets and Liabilities and amortized to expense over the 12 month period following such capitalization on a straight line basis.

Offering expenses consist of costs for the registration, certain marketing and distribution of the Company’s shares. These expenses include, but are not limited to, expenses for legal, accounting, printing and certain marketing, and include salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others for providing these services.

Dividends and Distributions

Dividends and distributions to stockholders, which are determined in accordance with federal income tax regulations, are recorded on the record date. The amount to be paid out as a dividend or distribution is approved by the Board. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually.

Income Taxes

The Company has elected to be treated as a RIC for U.S. federal income tax purposes and intends to comply with the requirement of the Code applicable to RICs. Among other things, the Company is required to distribute at least 90% of its investment company taxable income (the “Annual Distribution Requirement”) and intends to distribute all of the Company’s investment company taxable income and net capital gain to stockholders; therefore, the Company has made no provision for income taxes. The character of income and gains that the Company will distribute is determined in accordance with income tax regulations that may differ from U.S. GAAP. Book and tax basis differences relating to stockholders’ dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

As of December 31, 2018, the cost basis of investments for tax purposes was $11,049,459 resulting in estimated gross unrealized appreciation and depreciation of $391,003 and $500,282, respectively.

If the Company does not distribute (or is not deemed to have distributed) at least (1) 98% of its annual ordinary income; (2) 98.2% of its capital gains for the one-year period ending October 31 in that calendar year; and (3) any income recognized but not distributed in the preceding years and on which the Company paid no corporate-level tax, the Company will generally be required to pay an excise tax equal to 4% of such excess amounts. To the extent that the Company determines that its estimated current calendar year taxable income will be in excess of estimated current calendar year dividend distributions from such taxable income, the Company accrues excise taxes, if any, on estimated excess taxable income. As of December 31, 2018, we do not expect to have any excise tax due for 2018 calendar year. Thus, we have not accrued any excise tax for this period.

If the Company fails to satisfy the Annual Distribution Requirement or otherwise fails to qualify as a RIC in any taxable year, the Company would be subject to tax on all of its taxable income at regular corporate rates. The Company would not be able to deduct distributions to stockholders, nor would the Company be required to make distributions. Distributions would generally be taxable to the Company’s individual and other non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate applicable to qualified dividend income to the extent of the Company’s current and accumulated earnings and profits, provided certain holding period and other requirements are met. Subject to certain limitations under the Code, corporate distributions would be eligible for the dividends-received deduction. To qualify again to be taxed as a RIC in a subsequent year, the Company would be required to distribute to its stockholders the Company’s accumulated earnings and profits attributable to non-RIC years reduced by an interest charge of 50% of such earnings and profits payable by us as an additional tax. In addition, if the Company failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, the Company would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Company had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.

In September 2016, the IRS and U.S. Treasury Department issued proposed regulations that, if finalized, would provide that the income inclusions from a Passive Foreign Investment Company (“PFIC”) with a Qualified Electing Fund (“QEF”) election or a Controlled Foreign Corporation (“CFC”) would not be good income for purposes of the 90% Income Test unless the Company receives a cash distribution from such entity in the same year attributable to the included income. If such income were not considered “good income” for purposes of the 90% income test, the Company may fail to qualify as a RIC.

It is unclear whether or in what form these regulations will be adopted or, if adopted, whether such regulations would have a significant impact on the income that could be generated by the Company. If adopted, the proposed regulations would apply to taxable years of the Company beginning on or after 90 days after the regulations are published as final. The Company is monitoring the status of the proposed regulations and is assessing the potential impact of the proposed tax regulation on its operations.

The Company follows ASC 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold are recorded as a tax benefit or expense in the current period. As of December 31, 2018 and for the six months then ended, the Company did not have a liability for any unrecognized tax benefits. Management has analyzed the Company’s positions expected to be taken on its income tax return for the year ended June 30, 2018 and has concluded that as of December 31, 2018 no provision for uncertain tax position is required in the Company’s financial statements. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof. All federal and state income tax returns for each tax year in the three-year period ended June 30, 2018 remain subject to examination by the Internal Revenue Service and state departments of revenue.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends the financial instruments impairment guidance so that an entity is required to measure expected credit losses for financial assets based on historical experience, current conditions and reasonable and supportable forecasts. As such, an entity will use forward-looking information to estimate credit losses. ASU 2016-13 also amends the guidance in FASB ASC Subtopic No. 325-40, Investments-Other, Beneficial Interests in Securitized Financial Assets, related to the subsequent measurement of accretable yield recognized as interest income over the life of a beneficial interest in securitized financial assets under the effective yield method. ASU 2016-13 is effective for financial statements issued for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the impact, if any, of adopting this ASU on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which addresses certain aspects of cash flow statement classification. One such amendment requires cash payments for debt prepayment or debt extinguishment costs to be classified as cash outflows for financing activities. ASU 2016-15 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amended guidance in ASU 2016-15 did not have a significant effect on our financial statements and disclosures.

In March 2017, the FASB issued ASU 2017-08, Receivables - Nonrefundable Fees and Other Costs (“ASU 2017-08”). The amendments in ASU 2017-08 require premiums on purchased callable debt securities to be amortized to the security’s earliest call date. Prior to this ASU, premiums and discounts on purchased callable debt securities were generally required to be amortized to the security’s maturity date. The amendments in ASU 2017-08 do not require any changes to the treatment of securities held at a discount. ASU 2017-08 did have a material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends accounting guidance for revenue recognition arising from contracts with customers. Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB also issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the standard for one year. As a result, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Based on the scope exception in Topic 606, this guidance had no impact on the Company.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The standard will modify the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU No. 2018-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period. Early adoption is permitted upon issuance of this ASU. We are currently evaluating the impact of adopting this ASU on our financial statements.

Note 4. Portfolio Investments

Purchases of investment securities (excluding short-term securities) for the six months ended December 31, 2018 were $0.

Sales and redemptions of investment securities (excluding short-term securities) for the six months ended December 31, 2018 were $2,068,610.

The following table summarizes the inputs used to value the Company’s investments measured at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets
Senior Unsecured Bonds	$—	$4,507,577	$—	$4,507,577
Senior Secured Bonds	—	439,313	—	439,313
CLO - subordinated notes	—	—	2,996,933	2,996,933
Total	$—	$4,946,890	$2,996,933	$7,943,823

The following is a reconciliation of investments for which Level 3 inputs were used in determining fair value:

CLO - subordinated notes
Fair Value at June 30, 2018	$3,127,896
Realized loss on investments	(16,627)
Net increase in unrealized loss on investments	(88,129)
Purchases of investments	—
Proceeds from redemption of investment	(56,437)
Accretion (amortization) of purchase discount and
premium, net	30,230
Transfers into Level 3(1)	—
Transfers out of Level 3(1)	—
Fair Value at December 31, 2018	$2,996,933

Net increase in unrealized loss attributable to Level 3
investments still held at the end of the period	$(105,836)

(1)

Transfers are assumed to have occurred at the beginning of the quarter during which the asset was transferred. There were no transfers in or out of Level 3 during the six months ended December 31, 2018.

The following table provides quantitative information about significant unobservable inputs used in the fair value measurement of Level 3 investments as of December 31, 2018:

			Unobservable Input
Asset Category	Fair Value	Primary Valuation Technique	Input	Range(1)(2)	Weighted Average(1)(2)
CLO - subordinated notes	$2,996,933	Discounted Cash Flow	Discount Rate	15.43% - 24.96%	20.99%
Total Level 3 Investments	$2,996,933

(1) Excludes investments that have been called for redemption.

(2) Represents the implied discount rate based on our internally generated single-cash flows that is derived from the fair value estimated by the corresponding multi-path cash flow model utilized by the independent valuation firm.

In determining the range of values for the Company's investments in term loans, management and the independent valuation firm estimates corporate and security credit ratings and identifies corresponding yields to maturity for the loans from relevant market data. A discounted cash flow analysis is then prepared using the appropriate yield to maturity as the discount rate, to determine a range of values.

In determining the range of values for our investments in CLOs, the independent valuation firm uses a discounted multi-path cash flow model. The valuations were accomplished through the analysis of the CLO deal structures to identify the risk exposures from the modeling point of view as well as to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations to generate probability-weighted (i.e., multi-path) cash flows for the underlying assets and liabilities. These cash flows are discounted using appropriate market discount rates, and relevant data in the CLO market and certain benchmark credit indices are considered, to determine the value of each CLO investment. In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the corresponding multi-path cash flow model.

The significant unobservable input used to value the loan based on the yield analysis and discounted cash flow technique is the market yield (or applicable discount rate) used to discount the estimated future cash flows expected to be received from the underlying investment, which includes both future principal and interest/dividend payments. Increases or decreases in the market yield (or applicable discount rate) would result in a decrease or increase, respectively, in the fair value measurement. Management and the independent valuation firm consider the following factors when selecting market yields or discount rates: risk of default, rating of the investment and comparable company investments, and call provisions.

The significant unobservable input used to value the CLOs is the discount rate applied to the estimated future cash flows expected to be received from the underlying investment, which includes both future principal and interest payments. Included in the consideration and selection of the discount rate are the following factors: risk of default, comparable investments, and call provisions. An increase or decrease in the discount rate applied to projected cash flows, where all other inputs remain constant, would result in a decrease or increase, respectively, in the fair value measurement.

The Company is not responsible for and has no influence over the management of the portfolios underlying the CLO investments the Company holds as those portfolios are managed by non-affiliated third party CLO collateral managers. CLO investments may be riskier and less transparent to the Company than direct investments in underlying companies. CLOs typically will have no significant assets other than their underlying senior secured loans. Therefore, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.

The Company’s subordinated (i.e., residual interest) investments in CLOs involve a number of significant risks. CLOs are typically very highly levered (10 - 14 times), and therefore the residual interest tranches that the Company invests in are subject to a higher degree of risk of total loss. In particular, investors in CLO residual interests indirectly bear risks of the underlying loan investments held by such CLOs. The Company generally has the right to receive payments only from the CLOs, and generally does not have direct rights against the underlying borrowers or the entity that sponsored the CLO. While the CLOs the Company targets generally enable the investor to acquire interests in a pool of senior loans without the expenses associated with directly holding the same investments, the Company’s prices of indices and securities underlying CLOs will rise or fall. These prices (and, therefore, the values of the CLOs) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. The failure of a CLO investment to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to the Company. In the event that a CLO fails certain tests, holders of debt senior to the Company may be entitled to additional payments that would, in turn, reduce the payments the Company would receive. Separately, the Company may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO or any other investment the Company may make. If any of these occur, it could materially and adversely affect the Company’s operating results and cash flows.

The interests the Company has acquired in CLOs are generally thinly traded or have only a limited trading market. CLOs are typically privately offered and sold, even in the secondary market. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLO residual interests carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that the Company’s investments in CLO tranches will likely be subordinate to other senior classes of note tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO investment or unexpected investment results. The Company’s net asset value may also decline over time if the Company’s principal recovery with respect to CLO residual interests is less than the price that the Company paid for those investments. The Company’s CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on its value.

An increase in LIBOR would materially increase the CLO’s financing costs. Since most of the collateral positions within the CLOs have LIBOR floors, there may not be corresponding increases in investment income (if LIBOR increases but stays below the LIBOR floor rate of such investments) resulting in materially smaller distribution payments to the residual interest investors.

On July 27, 2017, the Financial Conduct Authority (“FCA”) announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York. On August 24, 2017, the Federal Reserve Board requested public comment on a proposal by the Federal Reserve Bank of New York, in cooperation with the Office of Financial Research, to produce three new reference rates intended to serve as alternatives to LIBOR. These alternative rates are based on overnight repurchase agreement transactions secured by U.S. Treasury Securities. On December 12, 2017, following consideration of public comments, the Federal Reserve Board concluded that the public would benefit if the Federal Reserve Bank of New York published the three proposed reference rates as alternatives to LIBOR (the “Federal Reserve Board Notice”). Recently, the CLOs we have invested in have included, or have been amended to include, language permitting the CLO investment manager to implement a market replacement rate (like those proposed by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York) upon the occurrence of certain material disruption events. However, we cannot ensure that all CLOs in which we are invested will have such provisions, nor can we ensure the CLO investment managers will undertake the suggested amendments when able.

At this time, it is not possible to predict the effect of the FCA Announcement, the Federal Reserve Board Notice, or other regulatory changes or announcements, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom, the United States or elsewhere. As such, the potential effect of any such event on our net investment income cannot yet be determined. The CLOs in which the Company is invested generally contemplate a scenario where LIBOR is no longer available by requiring the CLO administrator to calculate a replacement rate primarily through dealer polling on the applicable measurement date. However, there is uncertainty regarding the effectiveness of the dealer polling processes, including the willingness of banks to provide such quotations, which could adversely impact our net investment income. In addition, the effect of a phase out of LIBOR on U.S. senior secured loans, the underlying assets of the CLOs in which we invest, is currently unclear. To the extent that any replacement rate utilized for senior secured loans differs from that utilized for a CLO that holds those loans, the CLO would experience an interest rate mismatch between its assets and liabilities which could have an adverse impact on the Company’s net investment income and portfolio returns.

If the Company acquires more than 10% of the shares in a foreign corporation that is treated as a CFC (including residual interest tranche investments in a CLO investment treated as a CFC), for which the Company is treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to its pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), the Company is required to include such deemed distributions from a CFC in its income and the Company is required to distribute such income to maintain its RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.

The Company owns shares in PFICs (including residual interest tranche investments in CLOs that are PFICs), and may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend to its stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require the Company to recognize its share of the PFICs income for each year regardless of whether the Company receives any distributions from such PFICs. The Company must nonetheless distribute such income to maintain its tax treatment as a RIC.

If the Company is required to include amounts in income prior to receiving distributions representing such income, the Company may have to sell some of its investments at times and/or at prices management would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Company is not able to obtain cash from other sources, it may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

A portion of the Company’s portfolio is concentrated in CLO vehicles, which is subject to a risk of loss if that sector experiences a market downturn. The Company is subject to credit risk in the normal course of pursuing its investment objectives. The Company’s maximum risk of loss from credit risk for the portfolio of CLO investments is the inability of the CLO collateral managers to return up to the cost value due to defaults occurring in the underlying loans of the CLOs.

Investments in CLO residual interests generally offer less liquidity than other investment grade or high-yield corporate debt, and may be subject to certain transfer restrictions. The Company’s ability to sell certain investments quickly in response to changes in economic and other conditions and to receive a fair price when selling such investments may be limited, which could prevent the Company from making sales to mitigate losses on such investments. In addition, CLOs are subject to the possibility of liquidation upon an event of default of certain minimum required coverage ratios, which could result in full loss of value to the CLO residual interests and junior debt investors.

The fair value of the Company’s investments may be significantly affected by changes in interest rates. The Company’s investments in senior secured loans through CLOs are sensitive to interest rate levels and volatility. In the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses which may adversely affect the Company’s cash flow, fair value of its investments and operating results. In the event of a declining interest rate environment, a faster than anticipated rate of prepayments is likely to result in a lower than anticipated yield.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the currently assigned valuations.

Note 5. Capital

Prior to October 31, 2017, the Company offered shares of its common stock with differing up-front sales loads. For example, holders either paid (i) selling commissions and dealer manager fees, (ii) dealer manager fees, but no selling commissions or (iii) no selling commissions or dealer manager fees. However, regardless of the sales load paid, each share of its common stock had identical rights with respect to voting and distributions, and likewise bore its own pro rata portion of the Company’s expenses and had the same net asset value as each other share of the Company’s common stock. Shares available to the general public were charged selling commissions and dealer manager fees and are referred to as “Class R Shares”. Shares available to accounts managed by registered investment advisers were charged dealer manager fees but no selling commissions and were referred to as “Class RIA Shares”. Shares available for purchase through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisors or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers were charged no selling commissions or dealer manager fees and were referred to as our “Class I Shares.” Although the Company used “Class” designations to indicate its differing sales load structures, the Company did not operate as a multi-class fund.

In connection with its conversion into an interval fund, the Company amended its charter to authorize the issuance of four classes of common stock: Class A, Class C, Class I and Class L.

The Company’s authorized stock consists of 200,000,000 shares of stock, par value $0.01 per share, all of which are initially designated as common stock comprising 70,000,000 of Class A shares, 40,000,000 of Class I shares, 40,000,000 of Class C shares and 50,000,000 of Class L shares. All shareholders bear the common expenses of the Company and earn income and realized gains/losses from the portfolio pro rata on the average daily net assets of each class, without distinction between share classes. The classes differ in expenses and pay as follows:

●	For Class A shares, purchasers pay selling commissions of up to 5.75%;

●	For Class L shares, purchasers pay selling commissions of up to 4.25%;

●	For Class C and Class I shares, purchasers pay no selling commissions;

●	For Class A, L, and C shares, shareholders pay servicing fees of up to 0.25% of average weekly net assets;

●	For Class I shares, shareholders pay no servicing fees;

●	For Class L shares, shareholders pay distribution fees of up to 0.25% of our average weekly net assets;

●	For Class C shares, shareholders pay distribution fees of up to 0.75% of our average weekly net assets; and

●	For Class A and I shares, shareholders pay no distribution fees.

All Class R shares were converted to Class A and all Class RIA and Class I shares were converted to Class I shares as a one for one share conversion as of October 31, 2017. The dollar amount of the transfer represented the Company’s net asset value as of October 31, 2017.

Transactions in shares of common stock were as follows during the six months ended December 31, 2018 and for the year ended June 30, 2018:

	Class A Shares		Class I Shares		Total
Six Months Ended December 31, 2018	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	—	$—	—	$—	—	$—
Shares issued from reinvestment of distributions	10,597	124,926	117	1,384	10,714	126,310
Repurchase of common shares	(50,552)	(615,194)	(343)	(4,350)	(50,895)	(619,544)
Net increase/(decrease) from capital transactions	(39,955)	$(490,268)	(226)	$(2,966)	(40,181)	$(493,234)

	Class R Shares		Class RIA Shares		Class A Shares		Class I Shares		Total
Year Ended June 30, 2018	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	41,068	$629,900	—	$—	11,712	$160,000	—	$—	52,780	$789,900
Shares issued from reinvestment of distributions	9,224	124,160	94	1,264	11,752	156,592	125	1,658	21,195	283,674
Repurchase of common shares	(10,046)	(136,524)	—	—	(27,935)	(367,017)	—	—	(37,981)	(503,541)
Transfer of shares (out)(1)	(628,825)	(8,501,714)	(6,454)	(87,258)			(26,437)	(357,428)	(661,716)	(8,946,400)
Transfer of shares in (1)	—	—	—	—	628,825	8,501,714	32,891	444,686	661,716	8,946,400
Net increase/(decrease) from capital transactions	(588,579)	$(7,884,178)	(6,360)	$(85,994)	624,354	$8,451,289	6,579	$88,916	35,994	$570,033

(1) This represents the transfer of shares that occurred as part of the conversion to an interval fund.

At December 31, 2018, the Company has 584,399 and 32,790 of Class A shares and Class I shares issued and outstanding, respectively.

At June 30, 2018, the Company had 624,354 and 33,016 of Class A shares and Class I shares issued and outstanding, respectively.

Share Repurchase Program

Prior to the conversion to an interval fund on October 31, 2017, the Company conducted quarterly tender offers pursuant to its share repurchase program. The Company’s Board considered the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

●	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

●	the liquidity of the Company’s assets (including fees and costs associated with disposing of assets);

●	the Company’s investment plans and working capital requirements;

●	the relative economies of scale with respect to the Company’s size;

●	the Company’s history in repurchasing shares or portions thereof; and

●	the condition of the securities markets.

The Company limited the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter, though the actual number of shares that the Company offered to repurchase may have been less in light of the limitations noted below. At the discretion of the Company’s Board, the Company may have used cash on hand, and cash from the sale of investments as of the end of the applicable period to repurchase shares. In addition, the Company limited the number of shares to be repurchased during any calendar year to the number of shares the Company could have repurchased with the proceeds the Company receives from the sale of its shares under its distribution reinvestment plan. The Company offered to repurchase such shares at a price equal to the net asset value per share of our common stock specified in the tender offer. The Company’s Board may have suspended or terminated the share repurchase program at any time. The first such tender offer commenced in September 2016.

After the conversion to an interval fund, the Company offers to repurchase 5% of our outstanding shares on a quarterly basis. As an interval fund, the Company has adopted a fundamental policy to make one mandatory repurchase offer in each calendar quarter of each year, at a price equal to the NAV per share, of no less than 5% of the shares outstanding and no more than 25% of shares outstanding.

The following table sets forth the number of common shares that were repurchased by the Company in each tender offer:

Quarterly Offer Date	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
Six months ended December 31, 2018
June 30, 2018	August 7, 2018	31,715	100.00%	Class A: $12.67 Class I: $12.70	$401,849
September 30, 2018	November 13, 2018	19,180	100.00%	Class A: $11.35	217,695
Total for six months ended December 31, 2018		50,895			$619,544

For year ended June 30, 2018
June 30, 2017	July 31, 2017	4,801	61%	13.61	65,335
September 30, 2017	October 30, 2017	5,246	81%	13.57	71,189
December 31, 2017	January 23, 2018	5,689	100%	13.56	77,152
March 31, 2018	April 30, 2018	22,245	100%	13.03	289,865
Total for year ended June 30, 2018		37,981			$503,541

On December 31, 2018, the Company made an offer to purchase no less than 5% of the shares outstanding and no more than 7% of shares outstanding. The offer began on December 31, 2018 and expired at 4:00 PM, Eastern Time, on February 11, 2019. A total of 17,747 shares were repurchased at a purchase price of $10.80 per Class A share and $10.83 per Class I share.

Note 6. Revolving Credit Facility

On August 25, 2015, we closed on a credit facility with BNP Paribas Prime Brokerage International, Ltd. (the “Revolving Credit Facility”). The Revolving Credit Facility included an accordion feature which allowed commitments to be increased up to $25,000,000 in the aggregate. Interest on borrowings under the Revolving Credit Facility is three-month LIBOR plus 120 basis points with no minimum LIBOR floor.

As of December 31, 2018, we had $600,000 outstanding on our Revolving Credit Facility, and we had availability in addition to our outstanding borrowings of $51,595. As additional eligible investments are pledged under the Revolving Credit Facility, we will generate additional availability up to the current commitment amount of $25,000,000. As of December 31, 2018, the investments used as collateral for the Revolving Credit Facility had an aggregate fair value of $4,946,890 which represents 62% of our total investments.

The agreement governing our Revolving Credit Facility requires us to comply with certain financial and operational covenants. These covenants include:

●	Restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets;

●	Restrictions on our ability to incur liens; and

●	Maintenance of a minimum level of stockholders’ equity.

As of December 31, 2018, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. Accordingly, there are no assurances that we will continue to comply with the covenants in our credit facility. Failure to comply with these covenants would result in a default under this facility which, if we were unable to obtain a waiver from the lenders thereunder, could result in an acceleration of repayments under the facility and thereby have a material adverse impact on our business, financial condition and results of operations.

During the six months ended December 31, 2018, we recorded $19,595 of interest expense related to our revolving credit facility.

Note 7. Transactions with Affiliates

Investment Advisory Agreement

On September 2, 2014, the Company entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser. The Adviser manages the day-to-day investment operations of, and provides investment advisory services to, the Company. For providing these services, the Adviser is paid a base management fee and an incentive fee. The base management fee, payable quarterly in arrears, is calculated at an annual rate of 2.0% based on the average of the total assets as of the end of the two most recently completed calendar quarters. The Company also pays routine non-compensation overhead expenses of the Adviser in an amount up to 0.0625% per quarter (0.25% annualized) of the Company’s average total assets. The incentive fee is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the immediately preceding quarter. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement, the administration agreement and the investor services agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding calendar quarter, is compared to the preferred return rate of 1.5% per quarter (6.0% annualized). The Company pays the Adviser an incentive fee with respect to its pre-incentive fee net investment income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the preferred return rate; (2) 100% of the pre-incentive fee net investment income, if any, that exceeds the preferred return rate but is less than 1.875% in any calendar quarter (7.5% annualized); and (3) 20.0% of the pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter. These calculations are appropriately pro-rated for any period of less than three months.

For the six months ended December 31, 2018, expenses incurred by the Company and the payable at December 31, 2018 in connection with the Investment Advisory Agreement were as follows:

Description	Expense	Payable
Base management fee(1)	$108,414	$50,735
Routine non-compensation overhead expenses(2)	13,552	6,342
Incentive fees	—	—

(1) The payable amount is presented net as part of Due to Adviser on the Statement of Assets and Liabilities.
(2) The payable amount is presented net as part of Due to Adviser on the Statement of Assets and Liabilities and as part of Adviser shared service expense in the Statement of Operations.

Distribution and Shareholder Servicing Fees

The Company has adopted a “Shareholder Servicing Plan” with respect to our Class A , Class L and Class C shares under which it may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed our shares. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Company, account reconciliations with our transfer agent, facilitation of electronic delivery to clients of our documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as it or the Adviser may reasonably request. Under the Shareholder Services Plan, the Company, with respect to Class A, Class L and Class C shares, may incur expenses (“Shareholder Servicing Fee”) on an annual basis equal up to 0.25% of our average weekly net assets attributable to Class A, Class L and Class C shares, respectively. As of December 31, 2018, there were no Shareholder Servicing Fees. Provasi Securities, LP (the “Dealer Manager” or “Provasi”), an indirect wholly-owned subsidiary of Stratera Holdings, acts as dealer manager for the offering and manages a group of participating broker-dealers, including other unaffiliated broker-dealers who enter into participating broker-dealer agreements with the Dealer Manager. The Company, with respect to its Class C and Class L shares, is authorized under a “Distribution Plan” to pay to the Dealer Manager a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of Class C and Class L shares. The Distribution Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although we are not an open-end investment company, we have undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, we pay the Dealer Manager a fee (“Distribution Fee”) at an annual rate of 0.25% and 0.75% of our average weekly net assets attributable to Class L shares and Class C shares, respectively.

On March 13, 2018, the Dealer Manager of the Company provided notice to the Company that Provasi is terminating the Dealer Manager Agreement, dated as of October 31, 2017, between the Company and Provasi. The termination effective as of May 13, 2018 and as such, the Dealer Manager is no longer entailed to Shareholder Servicing Fee or Distribution Fee.

Expense Support and Conditional Reimbursement Agreement

We entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with our Adviser, whereby our Adviser agreed to reimburse us for operating expenses in an amount equal to the difference between distributions to our stockholders for which a record date has occurred in each quarter less the sum of our net investment income, the net realized capital gains/losses and dividends and other distributions paid to us from our portfolio investments during such period (“Expense Support Reimbursement”). To the extent that there were no dividends or other distributions to our stockholders for which a record date had occurred in any given quarter, then the Expense Support Reimbursement for such quarter was equal to such amount necessary in order for Available Operating Funds (as defined below) for the quarter to equal zero. The Expense Support Agreement including any amendments, terminated on October 31, 2017. Any payments required to be made by our Adviser under the Expense Support Agreement for any quarter were paid by our Adviser to us in any combination of cash or other immediately available funds, and was offset against amounts otherwise due from us to our Adviser, no later than the earlier of (i) the date on which we closed our books for such quarter and (ii) sixty days after the end of such quarter, or at such later date as determined by us (the “Expense Payment Date”). We had a conditional obligation to reimburse our Adviser for any amounts funded by our Adviser under the Expense Support Agreement. Following any calendar quarter in which Available Operating Funds in such calendar quarter exceed the cumulative distributions to stockholders for which a record date has occurred in such calendar quarter (“Excess Operating Funds”) on a date mutually agreed upon by our Adviser and us (each such date, a “Reimbursement Date”), we paid such Excess Operating Funds, or a portion thereof, to the extent that we had cash available for such payment, to our Adviser until such time as all Expense Payments made by our Adviser to us had been reimbursed; provided that (i) the operating expense ratio as of such Reimbursement Date is equal to or less than the operating expense ratio as of the Expense Payment Date attributable to such specified Expense Payment; (ii) the annualized distribution rate, which included all regular cash distributions paid and excluded special distributions or the effect of any stock dividends paid, as of such Reimbursement Date was equal to or greater than the annualized distribution rate as of the Expense Payment Date attributable to such specified Expense Payment; and (iii) such specified Expense Payment Date was not earlier than three years prior to the Reimbursement Date.

On March 29, 2016, we amended and restated the Expense Support Agreement (“Amended Expense Support Agreement”) to revise the definition on Available Operating Funds. Available Operating Funds was defined under the Amended Expense Support Agreement as the sum of (i) our net investment income (minus any reimbursement payments payable to our Adviser), (ii) our net realized capital gains/losses and (iii) dividends and other distributions paid to us on account of our portfolio investments. However, for Expense Payments made under the prior version of the Expense Support Agreement, we calculated Available Operating Funds for the purpose of determining whether we are obligated to make reimbursements to our Adviser as the sum of (i) our net investment income, (ii) the net realized capital gains/losses, (iii) the changes in unrealized losses, and (iv) dividends and other distributions paid to us from our portfolio investments. The calculation of changes in unrealized losses shall only reflect further reduction in value of individual investments from the largest previously recorded unrealized loss for such individual investment. Realized losses will only include the amount in excess of the largest previously recorded unrealized loss for the same investment.

On May 11, 2018, the Company's Adviser agreed to permanently waive its right to any reimbursement (the “Waiver”) to which it may be entitled pursuant to the Expense Support Agreement, and any amendments, or the Expense Limitation Agreement (as described below), between the Company and the Adviser, in the event the Company (i) consummates a transaction (a “Transaction”) in which the Company (x) merges with and into another company, or (y) sells all or substantially all of its assets to one or more third parties, or (ii) liquidates its assets and dissolves in accordance with the

Company’s charter and bylaws (a “Dissolution” and together with a Transaction, an “Exit Event”). The Waiver was effective on August 10, 2018 which is when the Company’s Board approved an Exit Event via a merger with Triton. As such, the Company is no longer obligated to reimburse the Adviser per the Waiver.

The purpose of the Expense Support Agreement was to minimize distributions to stockholders from us being characterized as returns of capital for U.S. GAAP purposes and to reduce operating expenses until we had raised sufficient capital to be able to absorb such expenses. However, such distributions have been be characterized as a return of capital for U.S. federal income tax purposes.

Expense Limitation Agreement

The Adviser and the Company entered into an Expense Limitation Agreement on October 31, 2017 under which the Adviser agreed contractually to waive its fees and to pay or absorb the operating expenses of the Company, including offering expenses, any shareholder servicing fees, and other expenses described in the Investment Advisory Agreement, but not including any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, distribution fees, extraordinary expenses and acquired fund fees and expenses, to the extent that they exceed the expense limitation per class on a per annum basis of the Company's average weekly net assets, through October 31, 2018 (the “Expense Limitation”). In consideration of the Adviser's agreement to limit the Company's expenses, the Company agreed to repay the Adviser in the amount of any fees waived and Company expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years following the end of the fiscal quarter in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation, or any lower limit that has been put in place, to be exceeded. The Company is no longer obligated to reimburse the Adviser per the Waiver. On October 31, 2018, the Expense Limitation Agreement expired.

The below table lists the Expense Limitation by Class through October 31, 2018.

Class	Expense Limitation
Class A	8.00%
Class I	7.75%
Class L	8.00%
Class C	8.00%

During the six months ended December 31, 2018, the Adviser’s obligation to the Company was $181,029 for expenses incurred pursuant to the Expense Limitation Agreement. As of December 31, 2018, $54,178 of expense reimbursements are due from the Adviser to the Company, which is presented net of amounts due to the Adviser on the Statement of Assets and Liabilities.

Administration Agreement

On September 2, 2014, the Company entered into an administration agreement (the “Administration Agreement”) with Prospect Administration LLC (the “Administrator”), an affiliate of the Adviser. The Administrator performs, oversees and arranges for the performance of administrative services necessary for the operation of the Company. These services include, but are not limited to, accounting, finance and legal services. For providing these services, facilities and personnel, the Company reimburses the Administrator for the Company’s actual and allocable portion of expenses and overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including rent and the Company’s allocable portion of the costs of its Chief Financial Officer and Chief Compliance Officer and her staff. For the six months ended December 31, 2018, administrative costs incurred by the Company to the Administrator were $85,875. As of December 31, 2018, $22,987 was payable to the Administrator.

The Administrator agreed to cap the administrative costs charged to the Company at an amount not to exceed $275,000 in the aggregate during the one-year period beginning on November 1, 2017 and ending on October 31, 2018 (the “Specified Period”); However, that such dollar amount may be exceeded in the event, and to the extent, that the Adviser deems it advisable to incur greater than anticipated administrative costs as a result of non-ordinary events related to the Company. The agreement with the Administrator to cap the administrative costs expired on October 31, 2018.

Commissions and fees on shares sold

The Company agreed to pay the Dealer Manager selling commissions in the amount of 6.0% of the selling price of each Class R share for which a sale was completed from the shares offered in the offering.

As compensation for acting as the Dealer Manager, the Company agreed to pay the Dealer Manager a dealer manager fee in the amount of 2.0% of the selling price of each Class R share for which a sale was completed from the Class R or RIA Shares offered in the offering. The Dealer Manager was expected to re-allow the full amount of selling commissions to participating broker-dealers and did re-allow up to 1.15% of the dealer manager fee to participating broker-dealers for reimbursement of marketing expenses.

Under the Dealer Manager agreement signed under the interval fund conversion, the maximum sales load is 5.75% and 4.25% of the amount invested for Class A shares and Class L shares, respectively, while Class C and I shares are not subject to sales loads.

During the six months ended December 31, 2018 there was no sales load incurred through the offering of our common stock. These fees are charged against additional paid-in capital on the Statement of Assets and Liabilities.

As previously mentioned, the Dealer Manager’s resignation was effective on May 13, 2018 and as such, no longer is selling the Company’s shares.

Offering Costs

The Adviser, on behalf of the Company, paid or incurred offering costs of $0, during the six months ended December 31, 2018.

As of December 31, 2018, $0 remains as a deferred asset on the Statement of Assets and Liabilities, while $64,500 has been amortized to expense in the Statement of Operations during the six months ended December 31, 2018.

As of December 31, 2018, the total due to the Adviser for organization and offering costs and operating expenses paid on behalf of the Company was $1,975,233, which is broken out as follows:

Fiscal Year Ended or Period Ended	Organization and Offering Costs (“O&O”)	Operating Expenses (“OpEx”) paid on behalf of the Company	Total Due to Adviser for O&O and OpEx paid on behalf of the Company
June 30, 2013	$597,784	$—	$597,784
June 30, 2014	339,610	—	339,610
June 30, 2015	364,065	430,164	794,229
June 30, 2016	302,774	352,918	655,692
June 30, 2017	328,286	287,193	615,479
June 30, 2018	227,362	418,751	646,113
December 31, 2018	—	—	—
	2,159,881	1,489,026	3,648,907

Reimbursements made to the Adviser	(184,648)	(1,489,026)	(1,673,674)
Unreimbursed costs and expenses paid on behalf of the Company	$1,975,233	$—	$1,975,233

Upon achieving the Minimum Offering Requirement, the Adviser was entitled to receive up to 5.0% of the gross proceeds from the offering as reimbursement for organization and offering costs that it has funded, until all of the organization and offering costs incurred and/or paid by the Adviser have been recovered. On September 2, 2014, the Adviser agreed to reduce such reimbursement and accept a maximum of 2.0% of the gross proceeds of the offering of the Company’s securities until all of the organization and offering costs incurred and/or paid by the Adviser have been recovered.

Co-Investments

On February 10, 2014, the Company received an exemptive order from the SEC (the “Order”) that gave it the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by the Adviser or certain affiliates, including Prospect Capital Corporation (“PSEC”) and Priority Income Fund, Inc. (“PRIS”), a closed-end fund managed by an affiliate of PCM, subject to the conditions included therein. Under the terms of the relief permitting the Company to co-invest with other funds managed by the Adviser or its affiliates, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Company’s independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching of the Company or its stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies. In certain situations where co-investment with one or more funds managed by the Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Company will be unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

As of December 31, 2018, the Company and PRIS both hold Carlyle Global Market Strategies CLO 2017-5, Ltd., Galaxy XIX CLO, Ltd., GoldenTree Loan Opportunities IX, Ltd., Madison Park Funding XIII, Ltd., Madison Park Funding XIV, Ltd., Octagon Investment Partners XIV, Ltd., Octagon Investment Partners XXI, Ltd., Octagon Investment Partners 30, Ltd., OZLM XII, Ltd., Voya IM CLO 2013-1, Ltd., Voya CLO 2016-1, Ltd. and THL Credit Wind River 2013-1 CLO, Ltd. (f/k/a Wind River 2013-1 CLO, Ltd.); however only Voya CLO 2016-1, Ltd. is a co-investment pursuant to the Order because all the others were purchased on the secondary market.

As of December 31, 2018, the Company and PSEC both hold an investment in Carlyle Global Market Strategies CLO 2014-4-R, Ltd. (f/k/a Carlyle Global Market Strategies CLO 2014-4, Ltd.) however this investment is not considered a co-investment pursuant to the Order as it was purchased on the secondary market.

Allocation of Expenses

The cost of valuation services for CLOs is initially borne by PRIS, which then allocates to the Company its proportional share of such expense. During the six months ended December 31, 2018, PRIS has incurred $31,284 in expenses related to valuation services that are attributable to the Company. The Company reimburses PRIS for these expenses and includes them as part of valuation services in the Statement of Operations. As of December 31, 2018, $31,284 of expense is due to PRIS, which is presented as part of due to affiliates on the Statement of Assets and Liabilities.

The cost of filing software is initially borne by PSEC, which then allocates to the Company its proportional share of such expense. During the six months ended December 31, 2018, PSEC has incurred $5,467 in expenses related to the filing services that are attributable to the Company. The Company reimburses PSEC for these expenses and includes them as part of general and administrative expenses in the Statement of Operations. As of December 31, 2018, $5,467 of expense is due to PSEC, which is presented as part of due to affiliates on the Statement of Assets and Liabilities.

The cost of portfolio management software is initially borne by the Company, which then allocates to PSEC its proportional share of such expense. During the six months ended December 31, 2018, the Company incurred $12,861 in expenses related to the portfolio management software that is attributable to PSEC. PSEC reimburses the Company for these expenses. As of December 31, 2018, $12,861 of expense is due from PSEC, which is presented as due from affiliate on the Statement of Assets and Liabilities.

Officers and Directors

Certain officers and directors of the Company are also officers and directors of the Adviser and its affiliates. There were no fees paid to the independent directors of the Company as the Company did not exceed the minimum net asset value required (i.e., greater than $100 million) to receive a fee for the six months ended December 31, 2018. The officers do not receive any direct compensation from the Company.

Note 8. Distributions to Shareholders

Dividends from net investment income and capital gain distributions are determined in accordance with U.S. federal income tax regulations, which differ from U.S. GAAP. The following tables reflect the distributions per share that the Company declared and paid or are payable to its stockholders during the six months ended December 31, 2018. Stockholders of record as of each respective record date were or will be entitled to receive the distribution.

Record Date	Payment Date	Total Amount per Share Class A (a)	Total Amount per Share Class I(a)	Amount Distributed
July 5, 12, 19 and 26, 2018	July 30, 2018	0.06392	0.06404	42,124
August 2, 9, 16, 23 and 30, 2018	September 4, 2018	0.06405	0.06415	40,278
September 6, 13, 20 and 27, 2018	October 1, 2018	0.06075	0.06090	38,303
October 4, 11, 19 and 26, 2018	October 29, 2018	0.05960	0.05975	37,662
November 1, 8, 15, 23 and 29, 2018	December 3, 2018	0.05925	0.05940	36,845
December 6, 14, 21 and 28, 2018	December 31, 2018	0.05460	0.05476	33,618
Total declared and distributed for the six months ended December 31, 2018				$228,830

(a)Total amount per share represents the total distribution rate for the record dates indicated.

Dividends and distributions to stockholders are recorded on the record date. The table above includes distributions with record dates during the six months ended December 31, 2018 and does not include distributions previously declared to stockholders of record on any future dates, as those amounts are not yet determinable. The following distributions were previously declared and have record dates subsequent to December 31, 2018 for Class A and Class I shares:

Record Date	Payment Date	Total Amount per Share Class A (a)	Total Amount per Share Class I(a)
January 3, 10, 17 and 24, 2019	January 28, 2019	0.05035	0.05048
February 1, 8, 15 and 22, 2019	February 25, 2019	0.05300	0.05314

(a)Total amount per share represents the total distribution rate for the record dates indicated.

The Company may fund its distributions to stockholders from any sources of funds available, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

Following commencement of the Company’s public offering, substantial portions of the Company’s distributions to stockholders have been funded through Expense Payments that are subject to repayment by the Company. The purpose of this arrangement was to ensure that no portion of the Company’s distributions to stockholders was paid from offering proceeds. Any such distributions funded through Expense Payments were not based on the Company’s investment performance. The reimbursement of these Expense Payments owed to the Adviser would reduce the future distributions to which stockholders would otherwise be entitled. For the six months ended December 31, 2018, the Company was not obligated to repay any amounts to the Adviser for Expense Payments. There can be no assurance that the Company will achieve the performance necessary to sustain its distributions or that the Company will be able to pay distributions at a specific rate or at all.

The Company has adopted an “opt in” distribution reinvestment plan pursuant to which stockholders may elect to have the full amount of distributions reinvested in additional shares. Stockholders will receive distributions in cash unless specifically “opting in” to the distribution reinvestment plan to have cash distributions reinvested in additional shares of the Company. Reinvested distributions prior to the interval conversion purchased shares at a price equal to 95% of the price that shares were sold in the offering at the closing immediately following the distribution payment date. There will be no selling commissions, dealer manager fees or other sales charges for shares issued under the distribution reinvestment plan. After the conversion to an interval fund, reinvested distributions are purchased at a price equal to NAV.

The Company issued 10,714 and 21,195 shares of common stock in connection with the distribution reinvestment plan for the six months ended December 31, 2018 and the year ended June 30, 2018, respectively.

Note 9. Income Taxes

The information presented in this footnote is based on our most recent tax year end, which is June 30, 2018.

For income tax purposes, dividends paid and distributions made to shareholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The likely and expected tax character of distributions declared and paid to shareholders during the year ended June 30, 2018 was as follows:

Year Ended June 30, 2018
Ordinary income	$—
Capital gain	161,753
Return of capital	403,766
$565,519

As of August 29, 2018 when our prior N-CSR was filed for the year ended June 30, 2018, we estimated our distributions of capital gain to be $161,299 and return of capital to be $404,220. Subsequent to our filing date, we obtained more information from our underlying investments as to the character of the distributions received which resulted in changes to our N-CSR filing. As a result of the change, accumulated net investment loss changed to $193,546, accumulated net realized gain changed to $37,094, capital gain changed to $161,753 and return of capital to be $403,766.

While the tax character of distributions paid to shareholders for the year ended June 30, 2018 is expected to be characterized as capital gains and return of capital, the final determination of the tax character of distributions for this year will not be made until we file our tax return for the tax year ended June 30, 2018.

As of June 30, 2018. the estimated components of accumulated losses on a tax basis were as follows:

Accumulated ordinary loss	$—
Temporary differences	$(403,556)
Net unrealized loss on investments	$(109,279)

In general, we may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which may include differences in the book and tax basis of certain assets and liabilities, amortization of offering costs, expense payments, nondeductible federal excise taxes and net operating losses, among other items. For the year ended June 30, 2018, we increased accumulated net investment loss by $288,335, decreased accumulated net realized gain by $454 and increased additional paid in capital by $288,789. As of August 29, 2018 when our N-CSR was filed for the year ended June 30, 2018, we increased accumulated net investment loss by $282,691 and increased additional paid in capital by $282,691. Subsequent to year, we obtained more information which resulted in changes to our N-CSR filing which are reflected in our N-CSRS filing.

Note 10. Concentration and Credit Risks

We anticipate that our portfolio will be comprised primarily of income-oriented securities, which includes debt securities and income-focused preferred and common equity interests, of private or public Infrastructure companies and Infrastructure-Related companies within North America. We will dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured floating rate loans) and less invested in other types of credit instruments. These securities will be generally rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. We currently intend to initially weight our portfolio towards senior secured and unsecured debt.

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company’s portfolio may be concentrated in a limited number of investments in CLO vehicles, which is subject to a risk of loss if that sector experiences a market downturn. The Company is subject to credit risk in the normal course of pursuing its investment objectives. The Company’s maximum risk of loss from credit risk for portfolio investments is the inability of the CLO collateral managers to return up to the cost value due to loan defaults occurring in the underlying CLOs.

If one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize our debt holding as an equity investment and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. For example, we could become subject to a lender’s liability claim, if, among other things, we actually render significant managerial assistance.

As the interest rate on our revolving credit facility is at a variable rate based on an index, an increase in interest rates would make it more expensive to use debt to finance our investments. As a result, an increase in market interest rates could both reduce the value of our portfolio investments and increase our cost of capital, which could reduce our net investment income or net increase in net assets resulting from operations.

Note 11. Commitments and Contingencies

The Company had a conditional obligation to reimburse the Adviser for any amounts funded by the Adviser under the Expense Support Agreement if (and only to the extent that), following any fiscal quarter occurring within three years of the date on which the Adviser incurred the liability for such amount, Available Operating Funds exceeds the distributions paid by the Company to stockholders to the extent that the Company has cash available for such payment. The Company would only make reimbursement payments if its operating expense ratio was equal to or less than its operating expense ratio at the time the corresponding Expense Payment was incurred and if the annualized rate of the Company’s regular cash distributions to stockholders was equal to or greater than the annualized rate of its regular cash distributions to stockholders at the time the corresponding Expense Payment was incurred. No reimbursement would be paid to the Adviser more than three years after such corresponding Expense Payment was incurred. With the signing of the Merger Agreement on August 10, 2018, the Waiver was effective and the Adviser waived its right to repayment.

The Company had a conditional obligation to reimburse the Adviser for any amounts funded by the Adviser under the Expense Limitation Agreement for any payments made by the Adviser. The Expense Limitation Agreement payments were subject to repayment by the Fund within the three years following the end of the quarter in which the payment was made by the Adviser; provided that any such repayments shall be subject to the then-applicable expense limitation, if any, and the limit that was in effect at the time when the Adviser made the payment that is subject to repayment. With the signing of the Merger Agreement on August 10, 2018, the Waiver was effective and the Adviser waived its right to repayment.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material adverse effect upon its financial condition or results of operations.

Note 12. Financial Highlights

The following is a schedule of financial highlights for the six months ended December 31, 2018.

	Six months ended	Six months ended
	December 31, 2018	December 31, 2018
	Class A	Class I
Per share data:
Net asset value, beginning of period	$12.71	$12.73

Net investment (loss)(a)	(0.51)	(0.51)
Net realized and unrealized (loss) on investments(a)	(1.56)	(1.60)
Net decrease in net assets resulting from operations	(2.07)	(2.11)
Distributions(b)
Return of capital distributions	(0.36)	(0.36)
Capital gain	—	—
Total Distributions	(0.36)	(0.36)
Other(c)	(0.05)	—
Net asset value, end of period	$10.23	$10.26

Total return, based on NAV(d)	(16.94)%	(16.87)%
Supplemental Data:
Net assets, end of period	$5,978,275	$336,341
Ratio to average net assets:
Expenses without fees waived/expenses paid by Adviser(e)	(29.55)%	(29.71)%
Expenses after fees waived/expenses paid by Adviser(e)	(24.72)%	(24.71)%
Net investment (loss)(e)	(8.72)%	(8.62)%

Portfolio turnover	—%	—%

(a)Calculated based on weighted average shares outstanding.

(b)The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.

(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.

(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year and assumes that distributions are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.

(e) Annualized for the six months ended December 31, 2018.

The financial highlights below include the shareholder activity prior to the conversion to an interval fund on October 31, 2017. Class A includes the activity for Class R shares from prior to the conversion and Class I includes activity for Class I and Class RIA shares for the period prior to the conversion.

	Year Ended	Year Ended
	June 30, 2018	June 30, 2018
	Class A	Class I
Per share data:
Net asset value, beginning of year	$13.53	$13.53

Net investment income(a)	0.79	0.81
Net realized and unrealized (loss) on investments(a)	(0.80)	(0.79)
Net (decrease)/increase in net assets resulting from operations	(0.01)	0.02
Distributions(b)
Return of capital distributions	(0.62)	(0.62)
Capital gain	(0.24)	(0.24)
Total Distributions	(0.86)	(0.86)
Other(c)	0.05	0.04
Net asset value, end of year	$12.71	$12.73

Total return, based on NAV(d)	0.18%	0.33%
Supplemental Data:
Net assets, end of year	$7,933,028	$420,136
Ratio to average net assets:
Expenses without expense support/fees waived/expenses paid by Adviser	22.69%	22.43%
Expenses after expense support/fees waived/expenses paid by Adviser	8.91%	8.73%
Net investment income	5.92%	6.04%

Portfolio turnover	37.42%	37.42%

(a)Calculated based on weighted average shares outstanding.

(b)The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.

(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.

(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year and assumes that distributions are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.

The following is a schedule of financial highlights for the year ended June 30, 2017 and the period ended June 30, 2016. The Company offered three classes of shares prior to the interval conversion. The only difference with respect to these three share classes were the sales load purchasers in the offering paid. Each class of shares had identical voting and distributions rights, and bore its own pro rata portion of the Company’s expenses and had the same net asset value. As such, the financial highlights is presented for the Company as a whole.

	Year Ended	Period Ended
	June 30, 2017	June 20, 2016(e)
Per share data:
Net asset value, beginning of year	$12.81	$13.80

Net investment income(a)	0.71	1.21
Net realized and unrealized gain (loss) on investments(a)	0.68	(0.03)
Net increase in net assets resulting from operations	1.39	1.18
Return of capital distributions(b)	(0.92)	(0.75)
Offering costs(a)	0.03	(0.62)
Other(c)	0.22	(0.80)
Net asset value, end of year	$13.53	$12.81

Total return, based on NAV(d)	13.20%	(1.75)%
Supplemental Data:
Net assets, end of year	$8,405,744	$5,976,355
Ratio to average net assets:
Expenses without expense support payment	22.05%	36.65%
Expenses after expense support payment	10.52%	3.41%
Net investment income	5.19%	11.50%

Portfolio turnover	27.54%	4.27%

(a)Calculated based on weighted average shares outstanding.

(b)The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year or period. Distributions per share are rounded to the nearest $0.01.

(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year or period.

(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year or period and assumes that distributions are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded. For the period less than one year, total return is not annualized.

(e)The net asset value at the beginning of the period is the net offering price as of August 25, 2015, which is the date that the Company satisfied its minimum offering requirement by raising over $2.5 million from selling shares to persons not affiliated with the Company or the Adviser (the “Minimum Offering Requirement”), and as a result, broke escrow and commenced making investments.

Note 13. Subsequent Events

During the period from July 1, 2018 through February 28, 2019, the Company had one investment add on for approximately $35,000.

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

Subscription Agreement

Please return subscription and checks to:	Wires to:
Bank of the West
TP Flexible Income Fund, Inc.	ABA Routing: 121100782
c/o Phoenix American Financial Services, Inc.	Account: 046489662
2401 Kerner Blvd	Petaluma, CA
San Rafael, CA 94901

Checks should be made payable to:
Phoenix American Financial Services, Inc. as Trustee for Triton Investment

* If custodial held account, please send all paperwork directly to custodian for sign off.

The undersigned investor(s) (the “Investor(s)”) hereby tenders this subscription and applies for the purchase of the dollar amount of shares of common stock (the “Shares”) of TP Flexible Income Fund, Inc. a Maryland corporation (the “Company”) set forth below:

1.	Investment Information (Choose One)

Amount of Investment $
☐ Initial Investment (Minimum $5000)	☐ Additional Investment (Minimum $500)
☐ Shares are being purchased net of commissions*

*Eligible employees of the Company, affiliated registered representatives, or pursuant to a wrap fee arrangement.

Type of Ownership (select only one)

☐	Individual Account	☐ Retirement Plans	☐ Joint Registration JTWROS presumed if no box is checked Type:
☐	Uniform Gift/Transfer to Minors (UGMA/UTMA) State ____	☐ Qualified Pension or Profit Sharing Plan (include plan documents)
☐ Other (include authorizing documentation)		☐ Corporation, Partnership, Trust, Association, Company or other entity (include authorizing documents)	☐ Joint Tenant with Right of Survivorship ☐ Tenants in Common ☐ Tenants by Entirety ☐ Community Property

(Specify)

Custodial Ownership		Custodians must fill out additional custodian information in section 4a. Owner and custodian signature required Name of Custodial Firm:
☐ IRA
☐ Rollover IRA	☐ Keogh
☐ Roth IRA	☐ 401 K Plan
☐ SEP IRA	☐ Other (specify)

Custodian Tax Identification Number:

2.	Investor(s) Information (Beneficial owner in whose name shares are to be registered )

Name of Primary Investor	SS / Tax ID #	Date of Birth	Citizenship (if non-US)

Name of Secondary Investor / Minor (UGMA/UTMA)	SS / Tax ID #	Date of Birth	Citizenship (if non-US)

Name of Authorized Signatory if Company / Trust or Custodial Account (Officer, GP, Trustee, etc.)	Title

3.	Investor / Trustee Information

Primary Address	Suite

City, State, Zip Code	Primary Telephone

Primary Contact / Authorized Signatory	Alternative Telephone

E-mail	Fax

Mailing Address (if different) / Secondary Investor Contact ☐ Check for duplicate copies to be sent

Primary Address	Suite

City, State, Zip Code	Primary Telephone

Secondary Contact / Authorized Signatory	Alternative Telephone

E-mail	Fax

4.	Distribution Information

Please send distributions by:

__	Initials I choose to participate in the TP Flexible Income Fund’s Dividend Reinvestment Plan and agree to abide by its terms.
__	Initials Check to my address in Section 3:	__	Initials ACH (Direct Deposit) to Financial Institution
Primary Secondary			(Please attach a pre-printed voided check and complete section below)
__	Initials Check to Custodial Account (IRA, Etc.)	__	Initials Send check to Financial Institution below
(complete section 4a on the following page)

Financial Institution	ABA	Address

Account Name	Account Number	City, State	Zip Code

4a. Custodian Information: Complete this section if this is an IRA or the custodial account. Changes to custodial distribution information can only be made by the custodian firm.

Name of Firm (Bank, Brokerage, Custodian)	c/o (Representative / Contact / Department)

Account Name		Account Number

Address	Telephone

City, State, Zip Code	Alternative Telephone

Fax	E-mail

5.	Electronic Delivery of Documents

__	Initials In lieu of receiving documents by mail, I authorize TP Flexible Income Fund, Inc. to make available on its website at www.flexbdc.com its quarterly reports, annual reports, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any investment or marketing updates, and to notify me via email when such reports or updates are available. Any investor who elects this option must provide an email address in Section 3 above.

6.	Signatures

Please carefully read and separately initial each of the representations below. In case of joint investors, each must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf.

In order to induce the company to accept this subscription, I (we) hereby represent and warrant that:

	Beneficial Owner		Joint Owner

(a) At least five days prior to signing this subscription agreement I (we) have received the final Prospectus for the Company relating to the Shares, where the terms and conditions of the offering are described;	Initials	_____	Initials	_____
(b) I (we) certify that I (we) have (i) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (ii) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income; or (iii) I am (we are) a resident of Alabama, Arizona, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Michigan, Nebraska, New Jersey, New Mexico, North Dakota, Oklahoma, Oregon, Tennessee, Texas or Vermont and I meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards”.	Initials	_____	Initials	_____
(c) I am (we are) purchasing Shares for my (our) own account.	Initials	_____	Initials	_____
(d) I (we) acknowledge that the Shares are not liquid, there is no public markets for the Shares and I (we) may not be able to sell the Shares	Initials	_____	Initials	_____

(e) If I am (we are) a resident of Alabama, in addition to the general suitability standards, I (we) certify that I (we) have a liquid net worth of at least 10 times my (our) investment in the Company and its affiliates.	Initials	_____	Initials	_____
(f) If I am (we are) a resident of California, I (we) certify that I (we) have either: (i) a liquid net worth of $75,000 and annual gross income $150,000 or (ii) a liquid net worth of at least $350,000. Additionally, my (our) total investment in the company does not exceed 10% of my (our) net worth.	Initials	_____	Initials	_____
(g) If I am (we are) a resident of Idaho, I (we) certify that I (we) have either: (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of at least $300,000. Additionally, my (our) total investment in the company does not exceed 10% of my (our) liquid net worth (as defined as cash plus cash equivalents).	Initials	_____	Initials	_____
(h) If I am (we are) a resident of Iowa, I (we) certify that I have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, my (our) investment in the Company does not exceed 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.	Initials	_____	Initials	_____
(i) If I am (we are) a resident of Kansas, I (we) hereby acknowledge that the office of the Kansas Securities Commissioner recommends that I (we) limit my (our) aggregate investment in the company and other non-traded business development companies to not more than 10% of my (our) liquid net worth. Liquid net worth is that portion of your total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.	Initials	_____	Initials	_____
(j) If I am (we are) a resident of Kentucky, I (we) certify that I (we) have either: (i) a liquid net worth of $70,000 and annual gross income of $70,000 or (ii) a liquid net worth of $250,000. Additionally, my (our) total investment in the company and any business development companies affiliated with the company does not exceed 10% of my (our) liquid net worth. Liquid net worth is that portion of your total net worth (assets exclusive of your home, home furnishings and automobiles minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.	Initials	_____	Initials	_____
(k) If I am (we are) a resident of Maine, I (we) certify that my (our) investment in the Company and similar direct participation investments does not exceed 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.	Initials	_____	Initials	_____
(l) If I am (we are) a resident of Massachusetts, I (we) certify that I (we) will limit our investment in the Company together with investments in other business development companies and direct participation investments to a maximum of 10% of my (our) liquid net worth.	Initials	_____	Initials	_____
(m) If I am (we are) a resident of Michigan, I (we) certify that I (we) will limit our investment in the Company to a maximum of 10% of my (our) net worth.	Initials	_____	Initials	_____
(n) If I am (we are) a resident of Nebraska, I (we) certify that I (we) have either: (a) an annual gross income of at least $100,000 and a net worth of at least $250,000, or (b) a net worth of at least $350,000. Additionally, I (we) will not invest more than 10% of my (our) net worth in the Company, excluding the value of my (our) home, home furnishings or automobiles.	Initials	_____	Initials	_____
(o) If I am (we are) a resident of New Jersey must and have either: (i) a minimum liquid net worth of at least $100,000 and minimum annual gross income of at least $100,00, or (ii) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. Additionally, my (our) total investment in the Company, the shares of any of our affiliates and other direct participation investments (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) shall not exceed 10% of my (our) liquid net worth.	Initials	_____	Initials	_____
(p) If I am (we are) a resident of New Mexico, I (we) certify that my (our) investment in the Company as well as my (our) investments in any of the Company’s affiliates or any other business development companies will not, collectively, exceed 10% of my (our) liquid net worth.	Initials	_____	Initials	_____

(q) If I am (we are) a resident of North Dakota, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth.	Initials	_____	Initials	_____
(r) If I am (we are) a resident of Oklahoma, I (we) certify that I (we) have either: (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile, irrespective of gross annual income. Additionally, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth (not including home, home furnishings and automobiles).	Initials	_____	Initials	_____
(s) If I am (we are) a resident of Oregon, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth.	Initials	_____	Initials	_____
(t) If I am (we are) a resident of Tennessee, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth (not including home, home furnishings and automobiles).	Initials	_____	Initials	_____
(u) If I am (we are) a resident of Texas, I (we) certify that I (we) have either: (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile, irrespective of gross annual income. Additionally, my (our) investment in the Company will not exceed 10% of my (our) liquid net worth.	Initials	_____	Initials	_____
(v) If I am (we are) a resident of Vermont, I (we) certify that I (we) either: (i) are accredited investors, as defined i n 17 C.F.R. § 230.50 1 or (ii) my (our) investment in the Company will not exceed 10% of my (our) liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishing or automobiles) minus total liabilities.	Initials	_____	Initials	_____

For Ohio residents – The state of Ohio provides that it shall be unsuitable for an Ohio investor's aggregate investment in our shares, the shares of any of our affiliates and in other non-traded business development companies to exceed ten percent (10%) of his, her, or its liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

[continued on following page]

7.	Signatures (cont’d)

Substitute IRS W-9 Certification

Under penalty of perjury, Investor(s) certifies that:

1.	Investor(s) has (have) provided the correct taxpayer identification number (or Investor is waiting for a number to be issued to Investor), and
2.	Investor(s) is (are) not subject to backup withholding because: (a) Investor(s) is (are) exempt from backup withholding, or (b) Investor(s) has (have) not been notified by the Internal Revenue Service (IRS) that Investor(s) is (are) subject to backup withholdings as a result of a failure to report all interest or dividends, or (c) the IRS has notified Investor(s) that Investor(s) is (are) no longer subject to backup withholding, and
3.	Investor(s) is (are) a U.S. person(s) (including a U.S. resident alien).

Note: Investor(s) must cross out item (2) above if Investor(s) has (have) been notified by the IRS that they are currently subject to backup withholding because they have failed to report all interest and dividends on their tax return.

By signing below, you hereby acknowledge and agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion and that you have not purchased Shares in the Company until the Company has accepted your subscription. You will receive a confirmation of your purchase, subject to acceptance by the Company, within 30 days from the date your subscription is received, and that the sale of Shares pursuant to this subscription agreement will not be effective until at least five business days after the date you have received a final Prospectus. Residents of the States of Maine, Massachusetts, Minnesota, Missouri, Nebraska and Ohio who first received the Prospectus only at the time of subscription may receive a refund of the subscription amount upon request to the Company within five business days of the date of subscription.

You hereby acknowledge that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with entities that assist in providing account maintenance or customer service to the Company and with your then current financial advisor. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

[Signatures on following pages]

By signing below, you also acknowledge:

●	You should not expect to be able to resell your shares.

●	We do not intend to list our shares on any national securities exchange during or for what may be a significant time after the offering period, if ever, and we do not expect a secondary market in the shares to develop.

●	Although we intend to complete a liquidity event within five to seven years following the termination of this offering, there can be no assurance that we will be able to obtain a complete liquidity event within such time frame. Should we not be able to do so within seven years following the completion of this offering, subject to the authority of our independent directors or the rights of stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets.

●	If we list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds.

●	An investment in our shares is not suitable for all investors, particularly investors who require short or medium term liquidity. See “Suitability Standards,” “Share Repurchase Program” and “Liquidity Strategy” in the Prospectus.

●	We have implemented a share repurchase program, which the Company may suspend at any time. Only a limited number of shares will be eligible for repurchase at a 10% discount to the then current offering price.

●	For a significant time after the commencement of our offering, a substantial portion of our distributions may result from expense reimbursements from our Adviser, which are subject to repayment by us. You should understand that any such distributions are not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense reimbursements. You should also understand that our future repayments may reduce the distributions that you would otherwise receive.

IN WITNESS WHEREOF, the undersigned does hereby execute this Subscription Agreement.

The Internal Revenue Service does not require consent to any provision of this document other than the certifications required to avoid backup withholding.

Print Name Primary Owner (authorized signatory)	Signature	Title (if applicable)	Date

Print Name Secondary Owner (authorized signatory)	Signature (if applicable)	Title (if applicable)	Date

8.	FINANCIAL REPRESENTATIVE CERTIFICATION

If a financial representative has assisted in advising the Investor(s) in evaluating the investment, the representative is required to certify the following.

Name of Financial Representative	Name of Company (the “Firm”)

CRD# Financial Representative#	OSJ - Branch Number#

Primary Address of Sales Representative

City, State, Zip Code	Primary Telephone

E-mail	Fax

Associated Broker Dealer (if applicable)	Broker Dealer Home Office Contact

Form of Fee:		Have you changed firm affiliation (since last purchase)?
☐ Commission	☐ Wrap Fee	☐ Yes ☐ No

Certification

I do hereby certify that I am acting as a representative of the Firm in advising Investor(s) with regard to their investment in the Company, and that to the best of my knowledge a copy of this Certification has been reviewed by my supervisor at the Firm and by the Firm’s Compliance Department. I further certify that to the best of my knowledge, the firm:

1.	has discussed with the Investor(s) such Investor(s)’ prospective purchase of Shares;

2.	has delivered to the Investor(s) a current Prospectus and related supplements, if any;

3.	has advised such Investor(s) of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares;

4.	has reasonable grounds to believe that the Investor(s) is (are) purchasing these Shares for his or her own account;

5.	has reasonable grounds to believe that the purchase of Shares is a suitable investment for such Investor(s), that such Investor(s) meets the suitability standards required by applicable law or as forth in the Prospectus and related supplements, if any, that such Investor(s) is (are) in a financial position to enable such Investor(s) to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such Investor(s) has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing TP Flexible Income Fund, Inc. and the tax consequences of purchasing and owning Shares;

6.	will obtain and retain records relating to such Investor(s)’ suitability for a period of six years;

7.	has acted in accordance with all necessary rules and regulations including without limitation the “USA Patriot Act” and any required Customer Identification Program (“CIP”) and Anti-Money Laundering (“AML”) rules and has, in accordance with all applicable laws, obtained, verified, and recorded the appropriate information and official documentation to verify any information provided by the Investor(s) that accurately identifies the Investor(s), including (but not limited to): name, date of birth, tax id number, permanent address, telephone number(s); and in the case of a non-natural persons, certificate of incorporation, partnership agreement, operating agreement, articles of association, necessary resolutions, signatory authorizations, etc.; and

8.	Investor Privacy Protection: All necessary steps have been taken as required by applicable law, including, but not limited to, the Gramm-Leach-Bliley Act, to protect the privacy of the Investor(s) and the financial representative has provided the Investor(S) with its privacy notice as required by law.

In Witness Whereof, I have executed this Certification:

Date:
Signature of Representative

Date:
Principal signature (if required by Broker/Dealer or Financial firm)

APPENDIX A TO SUBSCRIPTION AGREEMENT

NOTICE TO STOCKHOLDER OF ISSUANCE OF UNCERTIFICATED SHARES OF COMMON STOCK

Containing the Information Required by Section 2-211 of the Maryland General Corporation Law

To: Stockholder

From: TP Flexible Income Fund, Inc.

Shares of Common Stock, $0.001 par value per share

TP Flexible Income Fund, Inc., a Maryland corporation (the “Corporation”), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the “Shares”) that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The Shares do not have physical certificates. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you of certain information relating to the Shares. All capitalized terms not defined herein have the meanings set forth in the Corporation’s Charter, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

The Corporation has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Corporation will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the shares of each class of stock which the Corporation has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Corporation at its principal office.

SA - 1

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Maximum Offering of $300,000,000 of Common Stock

TP Flexible Income Fund, Inc.

PROSPECTUS

[•], 2019

Triton Pacific Securities, LLC

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of TP Flexible Income Fund, Inc. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2) Exhibits

(a)	Fourth Amended Articles of Incorporation (Filed as Exhibit 2(a) to the Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-174873) filed with the SEC on November 1, 2013)
(a)(1)	Articles Supplementary (Filed as Exhibit 2(a)(1) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-206730) filed with the SEC on March 3, 2016)
(a)(2)	Articles of Merger of the Registrant (Incorporated by Reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)
(b)	Amended Bylaws of the Registrant (Filed as Exhibit 2(b) to the Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-174873) filed with the SEC on March 15, 2013)
(b)(1)	Amendment No. 1 to Amended and Restated Bylaws of the Registrant (Incorporated by Reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)
(c)	Not applicable
(d)	Form of Subscription Agreement*
(e)	Distribution Reinvestment Plan (Filed as Exhibit 2(e) to the Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-174873) filed with the SEC on July 8, 2013)

(f)	Not applicable
(g)(1)	Investment Advisory Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Flexible Income Management, LLC (Incorporated by Reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)
(g)(2)	Expense Limitation Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Flexible Income Management, LLC (Incorporated by Reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)
(h)	Amended and Restated Dealer Manager Agreement, by and between TP Flexible Income Fund, Inc. and Triton Pacific Securities, LLC (Incorporated by Reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)
(i)	Not applicable
(j)	Global Custody Agreement between the registrant and The Bank of New York Mellon Trust Company, National Association. (Filed as Exhibit 2(j) to the Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-206730) filed with the SEC on April 3, 2017.)
(k)(1)	Administration Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Administration LLC (Incorporated by Reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)
(k)(2)	Agreement and Plan of Merger, dated August 10, 2018, between the Registrant and Pathway Capital Opportunity Fund, Inc. (Filed as Annex A to the Registrant’s Registration Statement on Form N-14 (SEC File No. 333-226861) filed with the SEC on August 13, 2018)
(k)(3)	Amended and Restated Agreement and Plan of Merger, dated February 12, 2019, between the Registrant and Pathway Capital Opportunity Fund, Inc. (Filed as Annex A to the Registrant’s Amendment No. 1 to Registration Statement on Form N-14 (SEC File No. 333-226861) filed with the SEC on February 13, 2019.
(l)(1)	Opinion and Consent of Nelson Mullins Riley & Scarborough LLP(Filed as Exhibit (11) to the Registrant’s Amendment No. 1 to Registration Statement on Form N-14 (SEC File No. 333-226861) filed with the SEC on February 13, 2019)
(l)(2)	Tax Opinions and Consent of Eversheds Sutherland (US) LLP (Filed as Exhibit (12) to the Registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form N-14 (SEC File No. 333-226861) filed with the SEC on April 1, 2019)
(m)	Not applicable
(n)(1)	Consent of Nelson Mullins Riley & Scarborough LLP (incorporated by reference to Exhibit (l)(1) hereto)
(n)(2)	Consent of Independent Registered Public Accounting Firm*
(n)(3)	Report of Independent Registered Accounting Firm*
(o)	Not applicable
(p)	Form of Subscription Agreement by and between Registrant and Adviser*
(q)	Not applicable
(r)	Code of Ethics (Filed as exhibit 2(r) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-174873) filed with the SEC on August 29, 2011)

*	Filed herewith.

Item 26.      Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.     Other Expenses of Issuance and Distribution

SEC registration fee	$36,360
FINRA filing fee	$34,830
Accounting fees and expenses	$100,000
Legal fees and expenses	$700,000
Printing and engraving	$400,000
Miscellaneous fees and expenses	$4,728,810
Total	$6,000,000

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

See “Management,” “Additional Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at April 15, 2019.

Title of Class	Number of Record Holders
Class A common stock, $0.001 par value	730	*
Class T common stock, $0.001 par value	--

*Represents holders of shares of the Registrant’s common stock as of April 15, 2019. Effective March 2, 2016, all shares of the Registrant’s common stock were converted into an equal number of shares of the Registrant’s Class A common stock.

Item 30.     Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers of the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter and bylaws requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to the fullest extent permitted by law to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its officers, managers, agents, employees, controlling persons and members, and any other person or entity affiliated with it. However, in accordance with the Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Further, we will not provide indemnification to a person for any loss or liability that would violate any other federal or state securities laws.

Item 31.     Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Investment Advisory Agreement.”

Item 32.     Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder will be maintained at the offices of:

(1) the Registrant, 10 East 40th Street, 42nd Floor, New York, New York 10016;

(2) the Transfer Agent, 2401 Kerner Blvd., San Rafael, CA 94901;

(3) the Custodian, 525 William Penn Place, 8th Floor, Pittsburgh, PA 15259;

(4) the Investment Adviser, 10 East 40th Street, 42nd Floor, New York, New York 10016; and

(5) the Administrator, 10 East 40th Street, 42nd Floor, New York, New York 10016.

Item 33.      Management Services

Not Applicable.

Item 34.     Undertakings

We hereby undertake:

(1)          To suspend the offering of shares until the prospectus is amended if:

(i) subsequent to the effective date of this registration statement, our net asset value per share increases by more than 10% from our net asset value per share as of the effective date of this registration statement.

(2)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(4)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)         That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)          That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on April 18, 2019.

TP FLEXIBLE INCOME FUND, INC.

By	/s/M. Grier Eliasek
Name:	M. Grier Eliasek
Title:	Chief Executive Officer and Chairman of the Board

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints M. Grier Eliasek and Kristin Van Dask, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments, or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ M. Grier Eliasek M. Grier Eliasek	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	April 18, 2019
/s/ Kristin Van Dask Kristin Van Dask	Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)	April 18, 2019
/s/ Craig Faggen Craig Faggen	Director	April 18, 2019
/s/ Andrew Cooper Andrew Cooper	Director	April 18, 2019
/s/ William Gremp William Gremp	Director	April 18, 2019
/s/ Eugene Stark Eugene Stark	Director	April 18, 2019